Form 10-K, Exhibit 13
period 1993-12-31
MINE SAFETY APPLIANCES CO
filed 1994-03-25
CIK 66570

                                                                      EXHIBIT 13
                                                                      ----------

DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SALES AND EARNINGS

Sales were $429,220,000 in 1993, a 15% decline from the prior year's $502,366,000. Sales in 1991 were $499,240,000. Income from continuing operations declined 37% in 1993 to $10,555,000 from $16,703,000 in 1992, which was 25% lower than 1991's income of $22,424,000. Income from continuing operations, per share of common stock, was $1.73 in 1993, $2.67 in 1992, and $3.52 in 1991.

         The decrease in consolidated sales in 1993 is attributed primarily to a significant drop in sales to the U.S. Defense Department and lower international sales, particularly in Europe. U.S. commercial sales in 1993 were minimally higher than 1992. Defense product sales of gas masks and parts were especially high in late 1991 and early 1992 due to orders relating to the Middle East conflict. Shipments of defense products to U.S. government agencies in 1993 were $43,234,000, a 57% decrease from 1992 shipments of $99,991,000. Shipments in 1992 were 7 1/2% higher than 1991 shipments of $93,034,000. These sales represent 10% of consolidated sales in 1993, as compared to 20% in 1992 and 18 1/2% in 1991. New contracts received in 1993 were $32,558,000 as compared to $48,510,000 in 1992. The 1993 year-end backlog was $54,889,000, a 16% decrease from the 1992 year-end backlog of $65,565,000.

         Domestic sales of commercial products increased in shipments of instrument products in 1993 and 1992, along with increased chemical products sales in 1992. Sales of commercial safety products were about the same as in 1992 and 1991. Sales by international operations, stated in U.S. dollars, decreased 10 1/2% in 1993, after having decreased 3 1/2% in 1992. These decreases are due primarily to currency exchange rate shifts and the widespread economic recession, particularly in Europe.

         The 1993 gross profit rate was 36.3%, an increase over the 34.8% and 35.0% experienced in 1992 and 1991, respectively. Historically and currently, commercial sales carry much greater margins than military sales; thus the change of sales mix has contributed to higher profit margins. Furthermore, military sales profit rates dropped significantly in 1992 and 1991, reflecting the impacts of development and start-up costs for new model designs and the results of competitive bidding pressures. Results in 1991 were also adversely affected by operating losses at the Catalyst Research Division. Depreciation, selling and administrative expenses approximated 30% of sales in each of the years 1993, 1992 and 1991.

         Income from continuing operations in 1993 was not materially affected by relocation and restructuring activities, whereas in 1992 there was an after-tax charge of $3,163,000 or $ .51 per share. In 1992 the company consolidated certain U.S. manufacturing operations. The medical instruments, specialty sensor and battery operations at the Catalyst Research Division in Owings Mills, Maryland were transferred to the Instrument Division in Cranberry, Pa., and the Owings Mills facility offered for sale. Safety products manufacturing is now concentrated in three principal locations after a reduction in the scope of operations at Evans City, Pa. In 1993, the German affiliate closed one factory and a distribution center and now conducts all its operations from Berlin. Major reductions in the work forces have been instituted, particularly in Europe and Latin America. It is expected that these changes will enable the company to serve its commercial and military customers more efficiently and maintain ample capacity to meet future growth potential.

         Net income in 1993 was $10,555,000 or $1.73 per share of common stock, compared to 1992 net income of $2,672,000 or $.42 per share (includes special charges for accounting changes and discontinued operations) and $18,651,000 or $2.92 per share in 1991. The accounting changes in 1992 resulted in an after-tax cumulative effect charge, as of January 1, 1992, of $8,964,000 or $1.44 per share of common stock. SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions" was implemented on an immediate recognition basis rather than spreading the accumulated obligation over 20 years (see note 16). This one-time transition effect decreased net income $8,672,000 ($1.39 per share). SFAS No. 112--"Employers' Accounting for Postemployment Benefits," pertaining to benefits such as workers' compensation and other disability expenses, reduced earnings $2,440,000 ($.39 per share). SFAS No. 109--"Accounting for Income Taxes" increased earnings $2,148,000
($.34 per share). This Standard requires that deferred tax balances be stated at tax rates expected to be in effect when taxes are actually paid or recovered. This asset/liability method may have a more volatile effect on future earnings than the previous method which provided deferred taxes at tax rates prevailing during the periods that timing differences occurred. Although these three new Standards significantly reduced 1992 net income, they did not have any cash flow impact.

         The company decided, as of the end of 1992, to discontinue the operation of Transfer-Metallisierte Produkte GmbH (TMP), a joint venture in Germany to produce metallized paper. This venture, unrelated to the company's safety products, has been a financial drain on the company. Operating activities ceased during 1993; the company is in the process of disposing of its assets and settling its liabilities. TMP's cumulative losses since inception in the company's consoli-dated results, adjusted for the after-tax effects of intercompany transactions, aggregate approximately $10.9 million. The company estimates that any losses that may be incurred from the disposition of TMP, including provision for operating losses during the phase-out period, will not affect 1993 and 1992 net income or cash flows after deducting the aforementioned accumulated losses already recognized and the tax benefits associated with any write-off.

         The after-tax effects of foreign currency exchange losses charged to income in 1993 reduced net income $3,204,000 or $.53 per share, as compared to $5,022,000 or $.81 per share in 1992 and $2,408,000 or $.38 per share in 1991.
The more significant losses resulted from the currency valuation changes that occurred in Brazil in each of the three years. The effective income tax rates, for which further information is included at note 8, were 42.1% in 1993, 39.9% in 1992, and 41.4% in 1991.

FINANCIAL CONDITION AND FUNDS FLOW

Cash and cash equivalents decreased $8,975,000 during 1993. Accounts receivable of $81,897,000 at December 31, 1993 includes $10,129,000 from the sale of fixed assets. Trade receivables expressed in number of days' sales outstanding were 61 days, as compared to 55 days in 1992. Inventories decreased $6,330,000 to $81,454,000 at December 31, 1993. Inventory measured against sales turned 5.3 times in 1993 and 5.7 times in 1992. Inventories decreased primarily in the international companies. The working capital ratio was 3.7 and 4.2 to 1 at years-end 1993 and 1992, respectively.

         All short-term debt was owed by international affiliates. These loans are payable in local currencies, which is in keeping with the company's policy of minimizing foreign currency exposures by offsetting foreign currency assets with foreign currency debt. The average interest rate on these loans, which includes the effects of borrowing in certain countries where local inflation has resulted in high interest rates, was approximately 14%.

         Long-term debt and the current portion thereof decreased $1,402,000 to $30,982,000, a conservative 11% of total capital. Total capital is defined as long-term debt plus current portion of long-term debt and shareholders' equity.

         Capital expenditures of $20,399,000 in 1993 represent a decrease of $2,363,000 from 1992 expenditures of $22,762,000. The company has continued its program of plant and equipment modernization to increase efficiency of existing manufacturing and distribution facilities. For the most part, capital expenditures were financed internally through retained earnings. In the past five years, approximately $ 111 million has been spent on new plants, equipment and distribution facilities.

         Dividends paid on the common stock during 1993 (the 76th consecutive year of a dividend payment) were $.92 per share, up from the $.89 per share paid during 1992 and $.88 per share paid in 1991. The current quarterly cash dividend is $.23 per share on common stock. Cash dividends have been paid at a conservative percentage of income which has permitted the company to finance its growth almost exclusively through retained earnings. Common shares are repurchased from time-to-time in keeping with the company's policy of buying back a limited number of its shares. As of December 31, 1993, an additional 129,120 shares may be repurchased under current authorizations.

         Credit available at year-end with banks was the U.S. dollar equivalent of $8,858,000. The company's financial position remains strong and should provide adequate capital resources for growth.

CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT

The year-end position of the U.S. dollar relative to foreign currencies resulted in a translation loss of $5,400,000 being charged to the cumulative translation adjustments shareholders equity account in 1993, as compared to losses of $4,736,000 in 1992 and $7,527,000 in 1991. Significant translation losses occurred in Germany and Italy in 1993, in Britain, Canada, Italy and Australia in 1992 and in Germany and Britain in 1991.

COMMON STOCK

At December 31, 1993, there were 6,011,628 shares of common stock outstanding. There were approximately 480 identifiable common stockholders as of November 19, 1993, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:

                         1993                      1992
                  --------------------     -------------------
Quarter             High        Low          High       Low
- -------             ----        ---          ----       ---
First             $46         $39 3/4      $51        $43 1/2
Second             49          44           46         42
Third              45 3/4      41 1/4       45 3/4     41 3/4
Fourth             45          41 3/4       44 1/2     38

    Common stock quarterly cash dividend information is as follows:

                  Amount         Record                 Payment
Quarter         Per Share         Date                    Date
- -------         ---------         ----                    ----
                                   1993
                                  ------
First             $ .23       Feb. 19, 1993           March 10, 1993
Second              .23       May 14, 1993            June 10, 1993
Third               .23       Aug. 13, 1993           Sept. 10, 1993
Fourth              .23       Nov. 19, 1993           Dec. 10, 1993
                  -----
Total               .92
                  -----

                                   1992
                                  ------
First             $ .22       Feb. 21, 1992           March 10, 1992
Second              .22       May 15, 1992            June 10, 1992
Third               .22       Aug. 14, 1992           Sept. 10, 1992
Fourth              .23       Nov. 20, 1992           Dec. 10, 1992
                  -----
Total               .89
                  -----

       The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.

REPORT OF MANAGEMENT

Mine Safety Appliances Company's consolidated financial statements and related notes that appear in this Annual Report to Shareowners were prepared by the company in accordance with generally accepted accounting principles. In fulfilling its responsibilities for the integrity and objectivity of the consolidated financial statements, management maintains accounting procedures designed to provide accurate books, records and accounts which reasonably and fairly reflect the transactions of the company in a consistent manner on the accrual basis of accounting.

       Company personnel are trained and given responsibilities to ensure adequate internal accounting controls at a cost commensurate with the risks involved. Internal accounting controls, monitored by an internal audit staff, provide reasonable assurances that transactions are executed in accordance with proper authorization and that adequate accountability for the company's assets is maintained.

       The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee meets at least twice a year with the company's independent accountants to discuss the scope of their examination and any significant findings resulting therefrom.



/s/ James E. Herald
- -------------------
James E. Herald
Vice President--Finance
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners and Board of Directors of Mine Safety Appliances Company:

       In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings retained in the business, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 18 to these consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1992.



/s/ Price Waterhouse
- --------------------
Price Waterhouse
Pittsburgh, Pennsylvania
February 16, 1994


Consolidated Statement of Income
- --------------------------------
(In thousands, except per share amounts)

                                                       Year Ended December 31    1993       1992       1991
Net sales....................................................................  $429,220   $502,366   $499,240
Other income.................................................................     5,885      9,755      8,886
                                                                               --------   --------   --------
                                                                                435,105    512,121    508,126
                                                                               --------   --------   --------
Costs and expenses
   Cost of products sold.....................................................   273,350    327,555    324,448
   Selling, general and administrative.......................................   121,529    130,182    124,983
   Depreciation..............................................................    17,294     16,831     16,230
   Interest..................................................................    (1,713)     1,536      1,739
   Foreign currency losses...................................................     3,201      5,507      2,456
   Facilities consolidation and restructuring charges........................      (223)     5,500
   Contract costs recovery...................................................               (2,800)
                                                                               --------   --------   --------
                                                                                416,864    484,311    469,856
                                                                               --------   --------   --------
Income from continuing operations before income taxes........................    18,241     27,810     38,270
Provision for income taxes...................................................     7,686     11,107     15,846
                                                                               --------   --------   --------
Income from continuing operations............................................    10,555     16,703     22,424
Losses from discontinued operations (Note 7).................................               (5,067)    (3,773)
Cumulative effect to January 1, 1992
  of changes in accounting principles (Note 18)..............................               (8,964)
                                                                               --------   --------   --------
Net income...................................................................  $ 10,555   $  2,672   $ 18,651
                                                                               ========   ========   ========

Earnings per common share
   Continuing operations.....................................................  $   1.73   $   2.67   $   3.52
   Discontinued operations...................................................                 (.81)      (.60)
   Cumulative effect to January 1, 1992 of changes in accounting principles..                (1.44)
                                                                               --------   --------   --------
   Net income................................................................  $   1.73   $    .42   $   2.92
                                                                               ========   ========   ========


Consolidated Statement of
Earnings Retained in the Business
- ---------------------------------
(In thousands, except per share amounts)

                                           Year Ended December 31     1993       1992       1991
At beginning of year.............................................   $282,371   $285,307   $272,315
Net income.......................................................     10,555      2,672     18,651
Dividends
   Common--$.92, $.89 and $.88 per share.........................     (5,584)    (5,550)    (5,600)
   Preferred--$2.25 per share....................................        (56)       (58)       (59)
                                                                    --------   --------   --------
At end of year...................................................   $287,286   $282,371   $285,307
                                                                    ========   ========   ========

See notes to consolidated financial statements

Consolidated Balance Sheet
- --------------------------
(In thousands, except per share amounts)

                                                              December 31    1993        1992
ASSETS
Current Assets        Cash...............................................   $  10,953   $  13,117
                      Temporary investments, at cost which
                       approximates market...............................      35,481      42,292
                      Receivables, less allowance for doubtful
                       accounts $2,516 and $2,453........................      81,897      75,779
                      Inventories........................................      81,454      87,784
                      Prepaid expenses and other current assets..........      14,824      13,440
                                                                            ---------   ---------
                      Total current assets...............................     224,609     232,412
                                                                            ---------   ---------
Property              Land...............................................       6,766       7,566
                      Buildings..........................................     104,942     107,239
                      Machinery and equipment............................     183,776     181,062
                      Construction in progress...........................      11,207      10,041
                                                                            ---------   ---------
                      Total.............................................      306,691     305,908
                      Less accumulated depreciation......................    (153,162)   (149,763)
                                                                            ---------   ---------
                      Net property.......................................     153,529     156,145
                                                                            ---------   ---------
Other Assets          Assets of discontinued business....................       7,175       6,092
                      Other assets.......................................      22,571      13,123
                                                                            ---------   ---------
                      Total other assets.................................      29,746      19,215
                                                                            ---------   ---------
                      Total..............................................   $ 407,884   $ 407,772
                                                                            =========   =========
LIABILITIES
Current
Liabilities           Notes payable and current portion of
                       long-term debt....................................   $   6,294   $   6,451
                      Accounts payable...................................      20,925      25,215
                      Employees' compensation............................      11,460      11,271
                      Insurance..........................................       7,509       7,067
                      Taxes on income....................................      (3,474)     (7,349)
                      Other current liabilities..........................      17,696      12,470
                                                                            ---------   ---------
                      Total current liabilities..........................      60,410      55,125
                                                                            ---------   ---------
Long-term Debt        ...................................................      27,476      28,868
                                                                            ---------   ---------
Other
Liabilities           Deferred income taxes..............................      12,142       9,794
                      Pensions and other employee benefits...............      46,856      49,128
                      Other noncurrent liabilities.......................       1,256       1,663
                                                                            ---------   ---------
                      Total other liabilities............................      60,254      60,585
                                                                            ---------   ---------
SHAREHOLDERS' EQUITY
                      Preferred stock, 4 1/2% cumulative, $50 par value
                       (callable at $52.50).............................        3,569       3,569
                      Common stock, no par value (shares outstanding:
                       1993--6,011,628; 1992--6,078,786)................        8,048       6,872
                      Cumulative translation adjustments.................      (5,749)       (349)
                      Earnings retained in the business..................     287,286     282,371
                      Treasury shares, at cost...........................     (33,410)    (29,269)
                                                                            ---------   ---------
                      Total shareholders' equity.........................     259,744     263,194
                                                                            ---------   ---------
                      Total..............................................   $ 407,884   $ 407,772
                                                                            =========   =========

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
- ------------------------------------
(In thousands)

                                                  Year Ended December 31       1993       1992       1991
OPERATING ACTIVITIES
   Income from continuing operations....................................     $ 10,555   $ 16,703   $ 22,424
   Depreciation.........................................................       17,294     16,831     16,230
   Pensions.............................................................          151      2,600      2,799
   Deferred income taxes................................................          (82)        99     (2,019)
   Receivables..........................................................       (6,118)     7,281      1,366
   Inventories..........................................................        6,330     11,937    (11,026)
   Accounts payable and accrued liabilities.............................        5,442    (12,406)    (1,766)
   Other assets and liabilities.........................................       (5,040)    (2,470)    (2,321)
   Other--including currency exchange adjustments.......................       (3,956)    (3,682)    (4,948)
                                                                             --------   --------   --------
   CASH FLOW FROM OPERATING ACTIVITIES..................................       24,576     36,893     20,739
                                                                             --------   --------   --------
INVESTING ACTIVITIES
   Property additions...................................................      (20,399)   (22,762)   (16,450)
   Property disposals...................................................        3,420      1,189        757
   Acquisitions and other investing.....................................       (4,180)       443     (2,547)
                                                                             --------   --------   --------
   CASH FLOW FROM INVESTING ACTIVITIES..................................      (21,159)   (21,130)   (18,240)
                                                                             --------   --------   --------
FINANCING ACTIVITIES
   Additions to long-term debt..........................................        1,472      6,883     11,082
   Reductions of long-term debt.........................................       (1,850)    (1,227)   (11,514)
   Financing funds in escrow............................................                  (2,922)
   Cash dividends.......................................................       (5,640)    (5,608)    (5,659)
   Stock options and purchases of company's stock.......................       (4,141)    (8,310)    (5,800)
   Changes in notes payable and short-term debt.........................          399       (218)     1,168
                                                                             --------   --------   --------
   CASH FLOW FROM FINANCING ACTIVITIES..................................       (9,760)   (11,402)   (10,723)
                                                                             --------   --------   --------
Effect of exchange rate changes on cash.................................       (2,632)    (3,311)    (4,221)
                                                                             --------   --------   --------
Increase (decrease) in cash and cash equivalents........................       (8,975)     1,050    (12,445)
Beginning cash and cash equivalents.....................................       55,409     54,359     66,804
                                                                             --------   --------   --------
Ending cash and cash equivalents........................................     $ 46,434   $ 55,409   $ 54,359
                                                                             ========   ========   ========
Supplemental cash flow information:
   Interest payments....................................................     $  1,467   $  1,504   $  1,728
   Income tax payments..................................................        9,013     25,610     16,502

See notes to consolidated financial statements.

Note 1--Basis of Presentation

Significant accounting policies are stated in ITALICS at the applicable notes to consolidated financial statements.

        ALL SIGNIFICANT MAJORITY-OWNED COMPANIES ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. INVESTMENTS IN WHICH THE COMPANY HAS AN EQUITY INTEREST OF 20% TO 50% ARE CARRIED AT EQUITY IN NET ASSETS. INTERCOMPANY TRANSACTIONS ARE ELIMINATED IN CONSOLIDATION.

        SALES UNDER CONTRACTS ARE RECORDED AT FIXED OR ESTIMATED CONTRACT SALES PRICES AS DELIVERIES ARE MADE. CONTRACTS REQUIRING PERFORMANCE OVER SEVERAL PERIODS ARE ACCOUNTED FOR BY THE PERCENTAGE-OF-COMPLETION METHOD OF ACCOUNTING. PROFITS EXPECTED TO BE REALIZED ARE BASED ON ESTIMATES OF TOTAL SALES AND COSTS AT COMPLETION. THESE ESTIMATES ARE PERIODICALLY REVIEWED AND REVISED DURING THE CONTRACT PERFORMANCE PERIOD. ADJUSTMENTS TO PROFITS ARE RECORDED IN THE PERIOD IN WHICH ESTIMATES ARE REVISED; LOSSES ARE RECOGNIZED IN FULL AS THEY ARE IDENTIFIED.

        PROPERTY IS STATED AT COST. DEPRECIATION IS BASED ON ESTIMATED USEFUL LIVES USING ACCELERATED AND STRAIGHT-LINE METHODS. MAINTENANCE AND REPAIRS ARE CHARGED TO EXPENSE. RENEWALS AND BETTERMENTS WHICH SUBSTANTIALLY EXTEND THE USEFUL LIFE OF PROPERTY ARE CAPITALIZED. ACCUMULATED ALLOWANCES FOR DEPRECIATION OF BUILDINGS, MACHINERY AND EQUIPMENT RETIRED OR OTHERWISE DISPOSED OF ARE ELIMINATED FROM THE ACCOUNTS UPON DISPOSITION. PROFITS OR LOSSES RESULTING FROM SUCH DISPOSITIONS ARE INCLUDED IN INCOME.

        CASH AND CASH EQUIVALENTS IN THE CONSOLIDATED STATEMENT OF CASH FLOWS INCLUDES TEMPORARY INVESTMENTS THAT ARE READILY MARKETABLE AND HAVE MINIMAL RISK AS TO CHANGE IN VALUE. CERTAIN SECURITIES HAVE MATURITIES IN EXCESS OF NINETY DAYS; BUT, AS PART OF THE COMPANY'S CASH MANAGEMENT PROGRAM, MATURITIES ARE SCHEDULED BASED ON EXPECTED CASH NEEDS FOR THE ENSUING TWELVE MONTHS.

        EARNINGS PER SHARE ARE COMPUTED BASED UPON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING EACH YEAR. THE COMPUTATION RECOGNIZES DIVIDENDS PAID ON PREFERRED STOCK BUT DOES NOT INCLUDE A NEGLIGIBLE DILUTIVE EFFECT OF STOCK OPTIONS.

Note 2--Leases

The company leases warehouses, sales offices, manufacturing facilities and equipment under agreements expiring at various dates through 2003, with renewal options existing for varying periods. Rental expense for these leases charged to income was $6,438,000 in 1993, $6,500,000 in 1992, and $5,998,000 in 1991.
Future minimum rental commitments under noncancelable leases are not significant.

Note 3--Research and Development Expense

RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $21,000,000 in 1993, $20,938,000 in 1992, and $19,575,000 in 1991.

Note 4--Other Income

Other income is summarized as follows:

                                           (In thousands)
                                       ----------------------
                                        1993    1992    1991
                                       ------  ------  ------
Interest.............................  $3,732  $6,857  $6,483
Commissions, royalties
   and product services..............   1,335     897   1,233
Dispositions of assets...............     127     435     308
Other................................     691   1,566     862
                                       ------  ------  ------
Total................................   5,885   9,755   8,886
                                       ------  ------  ------

Note 5--Stock Plans

The company's Management Share Incentive Plan permits the granting of restricted stock awards or stock options to eligible key employees through December 1997. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 1993, 356,333 shares were reserved for future grants pursuant to these Plans.

        Shares of common stock, in the form of restricted stock bonus, have been given to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. So long as certain restrictions apply, these shares may not be sold and may be subject to forfeiture under certain circumstances. THE EXPENSE TO THE COMPANY IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. The expense charged to operations was $371,000 in 1993, $318,000 in 1992, and $350,000 in 1991. A
summary of the restricted stock bonus awards is as follows:

                                        Shares of
                                       Common Stock
                                       ------------
As of December 31, 1993:
   Awards.............................    113,103
   Restrictions lapsed................     77,531
Restrictions lapsing in:
   1994 and 1995......................      8,386
   1996, 1997 and 1998................     27,186

        Stock options of 28,920 shares for key employees and 3,600 shares for non-employee directors were outstanding at December 31, 1993. These options may be exercised in whole or in part at various dates through December 18, 2001 at option prices equivalent to or higher than the market values at date of grant. Changes in stock options outstanding follow:


                                  Shares   Price Per Share
                                  -------  ---------------
December 31, 1990..............  25,220   $27.00 to 61.33
Granted........................  16,500    44.38 to 55.00
                                 ------
December 31, 1991..............  41,720    27.00 to 61.33
Granted........................   1,400             44.00
Exercised......................  (4,000)            29.70
Forfeited......................    (400)   44.00 to 55.00
                                 ------
December 31, 1992..............  38,720    27.00 to 61.33
Granted........................   1,400             47.13
Forfeited......................  (7,600)            55.75
                                 ------
December 31, 1993..............  32,520    27.00 to 61.33
                                 ------

Note 6--Business Segments and International Operations

The company is primarily engaged in the manufacture and sale of safety and health equipment. Principal products include respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, monitoring instruments and heart pacemaker power cells. These safety and health products account for more than 90% of revenues, operating profits and assets. Other products which do not fall within the safety and health equipment segment of the company's business include boron-based and other specialty chemicals.

        Information about the company's continuing operations in different geographic areas is summarized as follows:

                                                                                     (In thousands)
                                                                           ---------------------------------
                                                                             1993         1992        1991
                                                                             ----         ----        ----
NET SALES AND REVENUES
  U.S. operations........................................................  $254,823    $307,535     $297,286
  European operations....................................................   114,169     138,006      141,759
  Other non-U.S. operations..............................................    61,969      59,612       62,731
                                                                           --------    --------     --------
  NET SALES AND REVENUES.................................................   430,961     505,153      501,776
                                                                           --------    --------     --------
INTERCOMPANY TRANSFERS
  U.S. operations........................................................    17,937      18,982       18,628
  European operations....................................................    12,886      16,556       15,653
  Other non-U.S. operations..............................................       550         330          288
                                                                           --------    --------     --------
  INTERCOMPANY TRANSFERS.................................................    31,373      35,868       34,569
                                                                           --------    --------     --------
OPERATING PROFIT AND INCOME BEFORE INCOME TAXES
  U.S. operations........................................................    13,183      21,203       14,594
  European operations....................................................    (1,345)      3,965       13,849
  Other non-U.S. operations..............................................     6,036       6,697        6,857
  Eliminations...........................................................       922      (1,280)         816
                                                                           --------    --------     --------
  OPERATING PROFIT.......................................................    18,796      30,585       36,116
  Interest expense.......................................................    (1,713)     (1,536)      (1,739)
  Foreign currency losses................................................    (3,201)      5,507)      (2,456)
  Corporate income/(expense)--net........................................     4,359       4,268        6,349
                                                                           --------    --------     --------
  INCOME BEFORE INCOME TAXES.............................................    18,241      27,810       38,270
                                                                           --------    --------     --------
IDENTIFIABLE ASSETS AND TOTAL ASSETS
  U.S. operations........................................................   234,650     220,441      226,143
  European operations....................................................    96,064     102,160      107,455
  Other non-U.S. operations..............................................    33,705      36,254       35,020
  Eliminations...........................................................   (12,657)    (15,199)     (13,010)
                                                                           --------    --------     --------
  IDENTIFIABLE ASSETS....................................................   351,762     343,656      355,608
  Corporate assets.......................................................    48,947      58,024       58,651
  Discontinued operations................................................     7,175       6,092       16,610
                                                                           --------    --------     --------
  TOTAL ASSETS...........................................................   407,884     407,772      430,869
                                                                           --------    --------     --------
NET ASSETS OF NON-U.S. OPERATIONS (1)....................................    82,273      89,383      106,164
                                                                           --------    --------     --------
NET INCOME OF NON-U.S. OPERATIONS........................................     2,666       4,046       12,954
                                                                           --------    --------     --------

(1) See Note 17 to consolidated financial statements for effects of currency translation adjustments.

        Transfers between geographic areas are stated at established intercompany selling prices. Operating profit is total revenues less operating expenses. Interest income and expense, equity in unconsolidated affiliates, foreign currency gains and losses, and income taxes have not been included in computing operating profit. Corporate assets not included in identifiable assets are principally cash and investments.

        Sales by U.S. operations to U.S. government agencies were $43,234,000 in 1993, $99,991,000 in 1992, and $93,034,000 in 1991.

Note 7--Discontinued Operations

In 1992 the company decided to discontinue the operations of Transfer-Metallisierte Produkte GmbH (TMP), a joint venture in Germany to produce metallized paper. Accordingly, the operating losses of TMP, adjusted for the after-tax effects of intercompany transactions, have been reported separately in the consolidated statement of income. Operating activities ceased during 1993. The company is in the process of disposing of the assets and settling its liabilities. After recognizing the accumulated operating losses of TMP included in consolidation, the company estimates a loss on disposal, including provision for operating losses during the phase-out period, of $11,550,000 which will be fully offset by tax benefits.

Note 8--Income Taxes

EFFECTIVE AS OF JANUARY 1, 1992, THE COMPANY ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109-ACCOUNTING FOR INCOME TAXES. AS A RESULT OF THIS ACCOUNTING CHANGE, DEFERRED TAX BALANCES ARE STATED AT TAX RATES EXPECTED TO BE IN EFFECT WHEN TAXES ARE ACTUALLY PAID OR RECOVERED. THE CUMULATIVE EFFECT OF THIS CHANGE WAS A CREDIT TO INCOME OF $2,148,000 IN 1992. NO PROVISION IS MADE FOR UNDISTRIBUTED EARNINGS OF INTERNATIONAL COMPANIES SINCE LITTLE OR NO TAX WOULD RESULT UNDER APPLICABLE EXISTING STATUTES OR BECAUSE MANAGEMENT INTENDS THAT THESE EARNINGS BE PERMANENTLY REINVESTED FOR WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS.

        The U.S. and non-U.S. components of income from continuing operations before income taxes, and provisions for income taxes are summarized as follows:


                                                                              (In thousands)
                                                                       ----------------------------
                                                                         1993      1992      1991
                                                                       --------  --------  --------

INCOME BEFORE INCOME TAXES
U.S. income.......................................................... $ 16,304  $ 32,256   $17,794
Non-U.S. income......................................................    6,055    12,592    23,861
Currency translations (losses).......................................   (3,081)   (4,478)   (2,432)
Eliminations.........................................................   (1,037)  (12,560)     (953)
                                                                      --------  --------   -------
INCOME BEFORE INCOME TAXES...........................................   18,241    27,810    38,270
                                                                      --------  --------   -------
PROVISIONS FOR INCOME TAXES
Current
   Federal...........................................................    4,427     6,422     6,074
   State.............................................................    1,122     1,237     1,867
   Non-U.S...........................................................    2,219     3,349     9,924
                                                                      --------  --------   -------
   Total current provision...........................................    7,768    11,008    17,865
                                                                      --------  --------   -------
Deferred
   Federal...........................................................      351     1,187      (658)
   State.............................................................       (2)      378      (197)
   Non-U.S...........................................................     (431)   (1,466)   (1,164)
                                                                      --------  --------   -------
   Total deferred provision..........................................      (82)       99    (2,019)
                                                                      --------  --------   -------
PROVISIONS FOR INCOME TAXES..........................................    7,686    11,107    15,846
                                                                      --------  --------   -------

        The components of the net deferred tax liability are as follows:

                                                                        1993      1992
                                                                      --------  --------
Deferred tax assets:
   Postretirement benefits...........................................    5,792     5,540
   Inventory reserves and unrealized profits.........................    5,027     4,441
   Vacation allowances...............................................    2,059     1,925
   Postemployment benefits...........................................    1,630     1,560
   Liability insurance...............................................    1,749     1,524
   Loss carryforwards................................................    6,370     8,437
   Other.............................................................    1,248       985
                                                                      --------  --------
   Total deferred tax assets.........................................   23,875    24,412
                                                                      --------  --------
Deferred tax (liability)--depreciation...............................  (25,065)  (25,662)
                                                                      --------  --------
Net deferred tax (liability).........................................   (1,190)   (1,250)
                                                                      --------  --------

        The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate (35% in 1993, 34% in 1992 and 1991) to the provision for income taxes for continuing operations:


                                                             1993    1992     1991
                                                            ------  -------  -------
Provision for income taxes at statutory rate..............  6,384    9,455   13,012
State income taxes........................................    728    1,066    1,102
Currency translation......................................  1,078    1,523      827
Research tax credits......................................    (50)     (50)    (150)
Non-U.S. taxes............................................   (817)  (1,321)     994
Other--net................................................    363      434       61
                                                            -----   ------   ------

Provision for income taxes................................  7,686   11,107   15,846
                                                            -----   ------   ------

        Undistributed earnings of international companies for which U.S. income taxes have not been provided were $55,995,000 at December 31, 1993.

Note 9--Capital Stock

The authorized capital of the company consists of:
   .  Common stock, no par value--20,000,000 shares
   . Second cumulative preferred voting stock, $10 par value--1,000,000 shares . 4 1/2% cumulative preferred stock, $50 par value--100,000 shares
Common stock activity is summarized as follows:

                                                                 (In thousands)
                                                                -----------------
                                           Shares    Shares In  Common  Treasury
                                           Issued    Treasury   Stock     Cost
                                          ---------  ---------  ------  ---------
Balances January 1, 1991................  6,682,317    284,862  $6,754  $(13,576)
Purchased for treasury..................               121,482            (5,800)
                                          ---------    -------  ------  --------
Balances December 31, 1991..............  6,682,317    406,344   6,754   (19,376)
Stock options exercised.................      4,000                118
Purchased for treasury..................               201,187            (8,403)
                                          ---------    -------  ------  --------
Balances December 31, 1992..............  6,686,317    607,531   6,872   (27,779)
Management Share Incentive Plan issues..     27,186              1,176
Purchased for treasury..................                94,344            (4,099)
                                          ---------    -------  ------  --------
Balances December 31, 1993..............  6,713,503    701,875   8,048   (31,878)
                                          ---------    -------  ------  --------

Second cumulative preferred voting stock--none has been issued.

As to the 4 1/2% cumulative preferred stock, 71,373 shares have been issued (none during the three years ended December 31, 1993), while the amounts held in treasury are as follows:

December 31               Shares  Cost (in thousands)
- ------------------------  ------  -------------------
   1991                   45,164      $(1,465)
   1992                   46,030       (1,490)
   1993                   47,268       (1,532)

Note 10--Inventories

THE U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

        Inventories are summarized as follows:

                                              (In thousands)
                                         -------------------------
                                          1993     1992     1991
                                         -------  -------  -------
Finished products.....................   $30,409  $33,643  $32,592
Work in process.......................    20,001   20,952   27,333
Raw materials and supplies............    31,044   33,189   39,796
                                         -------  -------  -------
Total inventories.....................    81,454   87,784   99,721
                                         -------  -------  -------
Excess of FIFO costs
  over LIFO costs.....................    63,033   62,564   65,003
                                         -------  -------  -------

        Inventories stated on the LIFO basis represent 58%, 52%, and 56% of the total inventories at December 31, 1993, 1992, and 1991, respectively.

Note 11--Long-Term Debt

                                              (In thousands)
                                            -----------------
                                             1993      1992
                                            -------   -------
U.S.
   Industrial development debt issues
     payable through 2022, 3.5%...........  $13,650   $13,650
   Other, 4.8% to 5%......................      950       557
International companies
   Various notes payable through 1998,
     3 1/2% to 12.4% ($15,781 secured
     by pledge of assets located abroad)..   16,382    18,177
                                            -------   -------
Total.....................................   30,982    32,384
Amounts due within one year...............    3,506     3,516
                                            -------   -------
Long-term debt............................   27,476    28,868
                                            -------   -------

Approximate maturities of these obligations over the next five years are $3,506,000 in 1994, $8,915,000 in 1995, $4,092,000 in 1996, $1,455,000 in 1997,
and $995,000 in 1998. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

Note 12--Short-Term Debt

Short-term bank lines of credit amounted to $11,476,000 of which $8,842,000 was unused at December 31, 1993. Generally, these short-term lines of credit are renewable annually and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $2,722,000 and $2,935,000 at December 31, 1993 and 1992, respectively. The average month-end balance of total short-term borrowings during 1993 was $2,820,000 while the maximum month-end balance of $3,145,000 occurred at January 31, 1993. The average interest rate during 1993 was approximately 14% based upon total short-term interest expense divided by the average month-end balance outstanding, and 12% at year-end. This average interest rate is affected by borrowings in certain countries where local inflation has resulted in relatively high interest rates.

Note 13--Contingencies

A portion of the company's business is with departments and agencies of the United States government. Contracts related to this business are subject to profit limitations and terminations. The company also has certain contingent liabilities with respect to commitments and litigation. In the opinion of management, these contingencies will not result in any significant losses to the company.

Note 14--Retirement Plans

Substantially all employees are covered by non-contributory pension plans. Various U.S. employees also participate in a contributory retirement savings plan wherein employees may contribute from 1% to 8% of their compensation to a trust fund, to which the company contributes an amount equal to 50% of the employees' contributions. The company's expense for these plans was $4,408,000 in 1993, $7,572,000 in 1992, and $6,433,000 in 1991.

        THE NON-CONTRIBUTORY PENSION PLANS ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 87 WHICH REQUIRES USE OF THE PROJECTED UNIT CREDIT COST METHOD TO DETERMINE THE PROJECTED BENEFIT OBLIGATION AND PLAN COST. THE PRINCIPAL U.S. PLAN IS FUNDED IN COMPLIANCE WITH THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). IT IS THE GENERAL POLICY TO FUND CURRENT COSTS FOR THE INTERNATIONAL PLANS EXCEPT IN GERMANY, WHERE IT IS COMMON PRACTICE
AND PERMISSIBLE UNDER TAX LAWS TO ACCRUE BOOK RESERVES.   Non-contributory plan
benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

        Information pertaining to the non-contributory defined benefit plans is provided in the following tables.

COST FOR DEFINED BENEFITS PLANS
(In thousands)
- -------------------------------------------------------
                                                                 U.S. Plans                International Plans
                                                        ----------------------------  ---------------------------
                                                          1993      1992      1991      1993     1992      1991
                                                          ----      ----      ----      ----     ----      ----
   Service cost--benefits earned during the period..... $  2,894  $  2,646  $  2,334   $ 1,361   $1,707   $ 1,383
   Interest cost on projected benefit obligation.......    9,558     9,903     9,032     2,910    2,927     2,682
   Actual (return)/loss on  plan assets................  (22,879)  (15,509)  (37,599)   (2,219)    (898)   (1,102)
   Net amortization and deferral.......................    9,937     3,087    25,975     1,320      (55)       62
   Special pension benefit adjustments associated
     with early retirement programs and restructuring..     (728)     (643)             (1,655)
                                                        --------  --------  --------   -------   ------   -------
   Pension expense (income)............................   (1,218)     (516)     (258)    1,717    3,681     3,025
                                                        --------  --------  --------   -------   ------   -------

FUNDING STATUS AND PROJECTED BENEFIT OBLIGATION RECONCILIATION
December 31 (In thousands)
- -------------------------------------------------------------------
                                                                 U.S. Plans                International Plans
                                                        ----------------------------  ---------------------------
                                                          1993      1992      1991      1993     1992      1991
                                                          ----      ----      ----      ----     ----      ----
Actuarial present value of benefit obligations:
   Accumulated benefit obligation
     Vested...........................................  108,439    97,767     90,618    22,157   21,993    19,982
     Nonvested........................................    1,917       300        275       980      762     1,112
                                                        -------   -------    -------   -------   ------   -------
        Total.........................................  110,356    98,067     90,893    23,137   22,755    21,094
                                                        -------   -------    -------   -------   ------   -------
Plan assets at fair value, primarily listed
   stocks and bonds...................................  179,832   164,832    161,857    16,071   13,591    14,705
Projected benefit obligation..........................  136,034   118,084    111,939    35,621   35,881    34,851
                                                        -------   -------    -------   -------   ------   -------
Plan assets in excess of (less than)
  projected benefit obligation........................   43,798    46,748     49,918   (19,550) (22,290)  (20,146)
                                                        -------   -------    -------   -------   ------   -------
The excess (less than) consists of:
  Unamortized portion of transition gain (loss), being
    recognized over future years.......................   9,231    10,173     11,546     (886)   (1,361)   (1,425)
  Unrecognized net gain (loss) from past experience
     different from that assumed.......................  37,331    41,066     44,124    1,836       136      (610)
  Unrecognized prior service cost......................  (3,380)   (3,925)    (4,427)    (579)     (656)     (840)
  Minimum liability for unfunded plans.................   1,097     1,369      1,369
  Accrued pension cost included in the
     consolidated balance sheet........................    (481)   (1,935)    (2,694)  (19,921)  (20,409) (17,271)
                                                        -------   -------    -------   -------   -------  -------
        Total..........................................  43,798    46,748     49,918   (19,550)  (22,290) (20,146)
                                                        -------   -------    -------   -------   -------  -------
Assumed long-term rates of return on assets............       9%        9%         9%      7-9%    8-9 1/2%   8-11%
Assumed discount rates for future benefits.............   7 1/2     8 1/2     8 1/2   5 3/4-9  7 3/4-9 1/2   8-11
Assumed long-term rates for compensation increases.....       5         5         5       3-6     6-6 1/2     6-8

Note 15--Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)
                                                   1993                                           1992
                             ----------------------------------------------    ----------------------------------------------------
                                            Quarters                                            Quarters
                             ----------------------------------------------    ----------------------------------------------------
                               1st       2nd       3rd       4th       Year       1st        2nd        3rd        4th       Year
                             --------  --------  --------  --------  --------  ---------  ---------  ---------  ---------  ---------
Continuing operations:
   Net sales...............  $104,863  $107,840  $103,899  $112,618  $429,220  $127,788   $128,559   $125,663   $120,356   $502,366
   Gross profit............    37,773    40,269    35,823    42,005   155,870    43,452     44,949     41,900     44,510    174,811
   Income..................     2,516     2,963     1,411     3,665    10,555     4,441      6,182      3,595      2,485     16,703
   Income per share........       .41       .48       .24       .60      1.73       .71        .98        .58        .40       2.67
Discontinued operations....                                                        (883)    (1,074)    (1,278)    (1,832)    (5,067)
Cumulative effect,
   accounting changes......                                                      (8,964)                                     (8,964)
                             --------  --------  --------  --------  --------  --------   --------   --------   --------   --------
Net income.................     2,516     2,963     1,411     3,665    10,555    (5,406)     5,108      2,317        653      2,672
                             --------  --------  --------  --------  --------  --------   --------   --------   --------   --------
Earnings per share.........       .41       .48       .24       .60      1.73      (.88)       .82        .37        .11        .42
                             --------  --------  --------  --------  --------  --------   --------   --------   --------   --------

Note 16--Postretirement Benefits

The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents. STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 106-"EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS" WAS IMPLEMENTED AS OF JANUARY 1, 1992, USING THE IMMEDIATE RECOGNITION TRANSITION OPTION. SFAS NO. 106 REQUIRES RECOGNITION OF RETIREE HEALTH AND LIFE INSURANCE BENEFITS DURING THE EMPLOYEES' SERVICE WITH THE COMPANY.

        The accumulated postretirement benefit of $14,212,000 as of January 1, 1992 was charged to 1992 earnings. Further information about these benefits is provided in the following tables:

COST FOR BENEFITS
(In thousands)
- --------------------------------------------------------------------------------
                                                                 1993      1992
                                                                 ----      ----

Service cost--benefits earned during the period...............  $  447    $  385
Interest cost on projected benefit obligation.................   1,192     1,201
                                                                ------    ------
                                                                 1,639     1,586
                                                                ------    ------

FUNDED STATUS AND ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION RECONCILIATION December 31 (In thousands)
- --------------------------

                                                                 1993       1992       1991
                                                                 ----       ----       ----
Accumulated postretirement benefit obligation:
   Active employees...........................................   3,582      2,913      3,467
   Other active participants..................................   7,647      5,779      5,241
                                                                ------     ------     ------
                                                                11,229      8,692      8,708
                                                                ------     ------     ------
   Retirees...................................................   5,615      5,895      5,504
      Total...................................................  16,844     14,587     14,212
Unamortized (loss)............................................  (2,565)      (275)
                                                                ------     ------
Accrued postretirement benefit cost included
   in consolidated balance sheet..............................  14,279     14,312
                                                                ------     ------
Assumed discount rates for future benefits....................   7 1/2%     8 1/2%     8 1/2%

        Annual rates of increase in the costs of covered health care benefits assumed for 1993 were 10%, decreasing gradually to 5% for the year 1998 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported; a one-percentage-point increase in each year would increase the accumulated postretirement benefit obligation by $1,326,000 and increase the current service and interest costs for the year by $270,000.

Note 17--Foreign Currency Translation

AN APPROPRIATE FUNCTIONAL CURRENCY IS DETERMINED FOR EACH ENTITY. THE FINANCIAL STATEMENTS OF COMPANIES FOR WHICH THE UNITED STATES DOLLAR IS DETERMINED TO BE THE FUNCTIONAL CURRENCY ARE TRANSLATED USING APPROPRIATE CURRENT AND HISTORIC EXCHANGE RATES; ADJUSTMENTS RELATED THERETO ARE INCLUDED IN INCOME FOR THE CURRENT PERIOD. THE FINANCIAL STATEMENTS OF ALL OTHER COMPANIES ARE TRANSLATED FROM THEIR FUNCTIONAL CURRENCY INTO UNITED STATES DOLLARS USING CURRENT EXCHANGE RATES; THE RESULTANT TRANSLATION ADJUSTMENTS ARE NOT INCLUDED IN INCOME BUT ARE ACCUMULATED IN A SEPARATE EQUITY ACCOUNT. TRANSACTION GAINS AND LOSSES ARE RECOGNIZED IN INCOME FOR THE CURRENT PERIOD.

        Foreign currency effects are summarized as follows:

                                           (In thousands)
                                       ----------------------
                                        1993    1992    1991
                                        ----    ----    ----
Currency (gains)/losses charged
   to income arising from:
   Translation--Latin American
     companies.......................  $3,080  $4,478  $2,432
   Transactions......................     121   1,029      24
                                       ------  ------  ------
   Total.............................   3,201   5,507   2,456
                                       ------  ------  ------
Currency translation (gains)/losses
   charged directly to equity
   adjustment account................   5,400   4,736   7,527
                                       ------  ------  ------

Note 18--Accounting Changes

Effective January 1, 1992, the company adopted three new Statements of Financial Accounting Standards (SFAS). The after tax effect of these changes was a charge of $8,964,000 against 1992 net income. Aside from this cumulative effect as of January 1, 1992, adoption of these Standards did not materially affect 1992 financial results. SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions" was implemented using the immediate recognition transition option, resulting in a charge of $8,672,000, after recognizing related deferred taxes. SFAS No. 112--"Employers' Accounting for Postemployment Benefits" pertains to benefits, such as workers' compensation and other disability expenses, for inactive employees before retirement. The after tax costs recognized for implementing this Standard were $2,440,000 (pretax $4,000,000). SFAS No. 109--"Accounting for Income Taxes" requires that deferred tax balances are stated at tax rates expected to be in effect when taxes are actually paid or recovered, whereas deferred taxes were previously provided at tax rates prevailing during the periods when timing differences between financial income and taxable income occurred. Adjustment of the previously provided deferred taxes resulted in a net credit to income of $2,148,000.

Five-Year Summary of Selected Financial Data
- --------------------------------------------

SUMMARY OF OPERATIONS                                    1993       1992       1991       1990       1989
(In thousands, except as noted)
Net sales                                               $429,220   $502,366   $499,240   $473,933   $414,963
Other income                                               5,885      9,755      8,886      8,807     11,675
Cost of products sold                                    273,350    327,555    324,448    287,345    250,155
Selling, general and administrative                      121,529    130,182    124,983    121,137    110,110
Depreciation                                              17,294     16,831     16,230     14,904     13,755
Interest expense                                           1,713      1,536      1,739      1,926      2,316
Foreign currency losses                                    3,201      5,507      2,456      4,238      4,900
Unusual items                                               (223)     2,700                   700        110
Taxes on income                                            7,686     11,107     15,846     21,583     17,516
Income from continuing operations                         10,555     16,703     22,424     30,907     27,776
   Per common share (in dollars)/(1)/                       1.73       2.67       3.52       4.77       4.23
Discontinued operations                                              (5,067)    (3,773)    (1,703)      (269)
Cumulative effect to January 1, 1992 of
   changes in accounting principles                                  (8,964)
Net income                                                10,555      2,672     18,651     29,204     27,507
   Per common share (in dollars)/(1)/                       1.73        .42       2.92       4.50       4.19
Cash dividends                                             5,640      5,608      5,659      5,372      4,837
   Per common share (in dollars)                             .92        .89        .88        .82        .73
Weighted average number of common shares outstanding       6,069      6,225      6,353      6,471      6,545

YEAR-END POSITION
Working capital                                         $164,199   $177,287   $184,378   $185,371   $161,839
Working capital ratio                                        3.7        4.2        3.7        3.7        3.9
Property, at cost                                        306,691    305,908    292,338    285,961    256,467
Total assets                                             407,884    407,772    430,869    436,118    384,156
Long-term debt                                            27,476     28,868     23,009     24,606     22,544
Common shareholders' equity                              258,539    261,927    277,866    278,199    247,957
Equity per common share (in dollars)                       43.00      43.09      44.27      43.49      38.10

(1) Earnings per common share are calculated after deducting dividends on preferred stock and are based on the weighted average number of shares outstanding during each year.

20