Form 10-K, Exhibit 13
MINE SAFETY APPLIANCES CO
filed 1995-03-27
CIK 66570

                                                                      EXHIBIT 13

Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Sales and Earnings

Sales were $459,607,000 in 1994, a 7% increase over the prior year's $429,220,000. Sales in 1992 were $502,366,000. Income from continuing operations increased 45% in 1994 to $15,329,000 from $10,555,000 in 1993, which was 37% lower than 1992's income of $16,703,000. Income from continuing operations, per share of common stock, was $2.58 in 1994, $1.73 in 1993, and $2.67 in 1992.

  The increased sales in 1994 has occurred primarily in domestic commercial product sales, with the main factor being the inclusion of HAZCO Services, Inc., acquired in the last half of 1993. Equipment rentals to the hazardous materials/environmental market by HAZCO have grown significantly since the acquisition. Domestic commercial sales of instruments and specialty chemicals have continued to grow, while the U.S. market for safety products continued to be flat in 1994. U.S. commercial sales in 1994 were about 9% higher than in 1993, which was minimally higher than 1992.

  Sales by international operations, stated in U.S. dollars, increased 4 1/2% in 1994, after having decreased 10 1/2% in 1993 and 3 1/2% in 1992. Notable market growth occurred in Australia, Brazil, Chile and Japan, and economic conditions stabilized in Europe. The prior years' decreases were due primarily to currency exchange rate changes and the widespread economic recession, particularly in Europe.

  Shipments of defense products to U.S. government agencies in 1994 were $46,478,000, a 7 1/2% increase over 1993 shipments of $43,234,000. Shipments in 1993 were 57% lower than 1992 shipments of $99,991,000. Defense product sales of gas masks and parts were especially high in early 1992 and late 1991 due to orders relating to the Middle East conflict. These sales represent 10% of consolidated sales in 1994 and 1993, as compared to 20% in 1992. New contracts received in 1994 were $27,832,000 as compared to $32,558,000 in 1993. The 1994 year-end backlog was $36,243,000, a 34% decrease from the 1993 year-end backlog of $54,889,000. In January 1995 the company was awarded a new contract for masks totalling $15,200,000. Deliveries are scheduled over a one year period from October 1995.

  The 1994 gross profit rate was 37.6%, as compared to 36.3% in 1993 and 34.8% in 1992. Historically and currently, commercial sales carry much greater margins than military sales; thus the change of sales mix has contributed to higher profit margins. Furthermore, military sales profit rates dropped significantly in 1992, reflecting the impacts of development and start-up costs for new model designs and the results of competitive bidding pressures. The 1994 gross profit has also been favorably affected by a LIFO credit of $6,923,000 arising from liquidations of LIFO inventory values calculated at lower costs incurred in prior years, and adversely affected by charges of $1,940,000 arising from inventory costing adjustments. The completion of some government contracts and ongoing process reengineering has resulted in significant reductions in U.S. manufacturing inventories.

  Depreciation, selling and administrative expenses were 31% of sales in 1994, as compared to 32% in 1993 and 29% in 1992. Charges in 1994 included $1,650,000

--------------------------------------------------------------------------------
applicable to the implementation of new cost and manufacturing control systems and the creation of a customer service center. Additionally, 1994 operations has absorbed charges of $3,086,000 for facilities consolidations and restructuring, as compared to credits of $223,000 in 1993 and charges of $5,500,000 in 1992. The 1994 charges relate primarily to completing the disposition of assets of the former Catalyst Research Division, which was closed in 1992. The company also consolidated certain other U.S. manufacturing operations in 1992.

  Net income in 1994 was $15,329,000 or $2.58 per share of common stock, compared to 1993 net income of $10,555,000 or $1.73 per share and $2,672,000 or $.42 per share in 1992 (includes special charges for accounting changes and discontinued operations). The above-mentioned LIFO credit, inventory cost adjustments, systems and restructuring costs in aggregate have had minimal effect on net income and earnings per share in 1994 and 1993. Restructuring costs in 1992 were an after-tax charge of $3,163,000 or $.51 per share. The accounting changes in 1992 resulted in an after-tax cumulative effect charge, as of January 1, 1992, of $8,964,000 or $1.44 per share of common stock. SFAS No. 106-"Employers' Accounting for Postretirement Benefits Other Than Pensions" was implemented on an immediate recognition basis rather than spreading the accumulated obligation over 20 years. This one-time transition effect decreased net income $8,672,000 ($1.39 per share). SFAS No. 112-"Employers' Accounting for Postemployment Benefits," pertaining to benefits such as workers' compensation and other disability expenses, reduced earnings $2,440,000 ($.39 per share). SFAS No. 109-"Accounting for Income Taxes" increased earnings $2,148,000 ($.34 per share). This Standard requires that deferred tax balances be stated at tax rates expected to be in effect when taxes are actually paid or recovered, and may have a more volatile effect on future earnings than the previous method which provided deferred taxes at tax rates prevailing during the periods that timing differences occurred. Although these three new Standards significantly reduced 1992 net income, they did not have any cash flow impact.

  The company decided, as of the end of 1992, to discontinue the operation of Transfer-Metallisierte Produkte GmbH (TMP), a joint venture in Germany to produce metallized paper. This venture, unrelated to the company's safety products, had been a financial drain on the company. Operating activities ceased during 1993; the company continues to dispose of its assets and settle its liabilities. TMP's cumulative losses since inception in the company's consolidated results, adjusted for the after-tax effects of intercompany transactions, aggregate approximately $10.9 million. The company continues to believe that any losses that may be incurred from the disposition of TMP will not affect net income or cash flows after deducting the aforementioned accumulated losses already recognized and the tax benefits associated with any write-off.

  The after-tax effects of foreign currency exchange losses charged to income in 1994 reduced net income $3,840,000 or $.65 per share, as compared to $3,204,000 or $.53 per share in 1993 and $5,022,000 or $.81 per

Discussion and Analysis of
Financial Condition and Results of Operations continued
--------------------------------------------------------------------------------
share in 1992. The more significant losses resulted from the currency valuation changes that occurred in Brazil in each of the three years, and the devaluation of the Mexican peso in 1994. The effective income tax rates, for which further information is included at note 8, were 40.6% in 1994, 42.1% in 1993, and 39.9% in 1992.

Financial Condition and Funds Flow

Cash and cash equivalents increased $7,986,000 during 1994. Accounts receivable of $88,698,000 at December 31, 1994 includes $8,158,000 from the sale of fixed assets. Trade receivables expressed in number of days' sales outstanding were 64 days, as compared to 61 days in 1993. Inventories decreased $4,488,000 to $76,966,000 at December 31, 1994. Inventory measured against sales turned 6.0 times in 1994 and 5.3 times in 1993. Inventories decreased in the domestic companies but increased in the international companies, primarily because of currency exchange rate changes. The working capital ratio was 3.4 and 3.7 to 1 at years-end 1994 and 1993, respectively.

  Short-term debts of international affiliates are payable in local currencies, which is in keeping with the company's policy of minimizing foreign currency exposures by offsetting foreign currency assets with foreign currency debt. The average interest rate on these loans, which includes the effects of borrowing in certain countries where local inflation has resulted in high interest rates, was approximately 19%.

  Long-term debt and the current portion thereof decreased $9,399,000 to $21,583,000, a conservative 8% of total capital. Total capital is defined as long-term debt plus current portion of long-term debt and shareholders' equity.

  Capital expenditures of $22,614,000 in 1994 represent an increase of $972,000 from 1993 expenditures of $21,642,000. The company has continued its program of plant and equipment modernization to increase efficiency of existing manufacturing and distribution facilities. For the most part, capital expenditures were financed internally through retained earnings. In the past five years, approximately $111 million has been spent on new plants, equipment and distribution facilities.

  Dividends paid on the common stock during 1994 (the 77th consecutive year of a dividend payment) were $.94 per share, up from the $.92 per share paid during 1993 and $.89 per share paid in 1992. The current quarterly cash dividend is $.25 per share on common stock. Cash dividends have been paid at a conservative percentage of income which has permitted the company to finance its growth almost exclusively through retained earnings. Common shares are repurchased from time-to-time in keeping with the company's policy of buying back a limited number of its shares. As of December 31, 1994, an additional 180,071 shares may be repurchased under current authorizations.

  Credit available at year-end with banks was the U.S. dollar equivalent of $10,686,000. The company's financial position remains strong and should provide adequate capital resources for growth.

Cumulative Currency Translation Adjustment

The year-end position of the U.S. dollar relative to foreign currencies resulted in a translation gain of $5,050,000 being credited to the cumulative translation adjustments shareholders equity account in 1994, as compared to losses of $5,400,000 in 1993 and $4,736,000 in 1992. Significant translation gains occurred in Australia, Britain, and Germany in 1994, while significant losses occurred in Germany and Italy in 1993, and in Australia, Britain, Canada, and Italy in 1992.

Common Stock

At December 31, 1994, there were 5,815,672 shares of common stock outstanding. There were approximately 450 identifiable common stockholders as of November 18, 1994, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:


                                                  1994                  1993
                                            -----------------       --------------
Quarter                                      High        Low        High        Low
-------                                     ------      ------      -----      -----
First                                       $44 1/2     $41 1/2     $46        $39 3/4
Second                                       42 1/2      39 1/2      49         44
Third                                        46 1/2      40 3/4      45 3/4     41 1/4
Fourth                                       45 3/4      42 3/4      45         41 3/4



  Common stock quarterly cash dividend information is as follows:

                             Amount                Record             Payment
Quarter                     Per Share               Date                Date
-------                    ----------             --------           ---------
                                                  1994
                                                  -----
First                          $ .23           Feb. 18, 1994       March 10, 1994
Second                           .23           May 13, 1994        June 10, 1994
Third                            .23           Aug. 12, 1994       Sept. 10, 1994
Fourth                           .25           Nov. 18, 1994       Dec. 10, 1994
                               -----
Total                            .94
                               -----
                                                  1993
                                                  -----

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
                               -----

  The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, South St. Paul, MN 55075-0738.

Report of Management


Mine Safety Appliances Company's consolidated financial statements and related notes that appear in this Annual Report to Shareholders were prepared by the company in accordance with generally accepted accounting principles. In fulfilling its responsibilities for the integrity and objectivity of the consolidated financial statements, management maintains accounting procedures designed to provide accurate books, records and accounts which reasonably and fairly reflect the transactions of the company in a consistent manner on the accrual basis of accounting.

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

/s/ James E. Herald

James E. Herald
Vice President-Finance
Chief Financial Officer



Report of Independent Accountants


To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings retained in the business, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 18 to these consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1992.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 17, 1995

Consolidated Statement of Income
--------------------------------------------------------------------------------

(In thousands, except per share amounts)  Year Ended December 31      1994          1993          1992
Net sales.......................................................   $459,607      $429,220       $502,366
Other income....................................................      5,463         5,885          9,755
                                                                   --------      --------      ---------
                                                                    465,070       435,105        512,121
                                                                   --------      --------      ---------
Costs and expenses
   Cost of products sold........................................    286,725       273,350        327,555
   Selling, general and administrative..........................    124,714       121,529        130,182
   Depreciation.................................................     18,527        17,294         16,831
   Interest.....................................................      2,224         1,713          1,536
   Foreign currency losses......................................      3,968         3,201          5,507
   Facilities consolidation and restructuring charges...........      3,086          (223)         5,500
   Contract costs recovery......................................                                  (2,800)
                                                                   --------      --------      ---------
                                                                    439,244       416,864        484,311
                                                                   --------      --------      ---------
Income from continuing operations before income taxes...........     25,826        18,241         27,810
Provision for income taxes......................................     10,497         7,686         11,107
                                                                   --------      --------      ---------
Income from continuing operations...............................     15,329        10,555         16,703
Losses from discontinued operations (Note 7)....................                                  (5,067)
Cumulative effect to January 1, 1992
  of changes in accounting principles (Note 18).................                                  (8,964)
                                                                   --------      --------      ---------
Net income......................................................   $ 15,329      $ 10,555       $  2,672
                                                                   ========      ========      =========
Earnings per common share
   Continuing operations........................................      $2.58         $1.73          $2.67
   Discontinued operations......................................                                    (.81)
   Cumulative effect to January 1, 1992 of changes in
    accounting principles.......................................                                   (1.44)
                                                                   --------      --------      ---------
   Net income...................................................      $2.58         $1.73           $.42
                                                                   ========      ========      =========



Consolidated Statement of
Earnings Retained in the Business
--------------------------------------------------------------------------------

(In thousands, except per share amounts)  Year Ended December 31      1994          1993          1992

At beginning of year............................................   $287,286      $282,371       $285,307
Net income......................................................     15,329        10,555          2,672
Dividends
   Common-$.94, $.92 and $.89 per share.........................     (5,569)       (5,584)        (5,550)
   Preferred-$2.25 per share....................................        (53)          (56)           (58)
                                                                   --------      --------      ---------
At end of year..................................................   $296,993      $287,286       $282,371
                                                                   ========      ========      =========

See notes to consolidated financial statements

Consolidated Balance Sheet
--------------------------------------------------------------------------------

(In thousands, except per share amounts)                                               December 31            1994          1993
Assets
Current Assets                   Cash..................................................................    $  10,108     $  10,953
                                 Temporary investments, at cost which approximates market..............       44,312        35,481
                                 Receivables, less allowance for doubtful accounts $2,102 and $2,516...       88,698        81,897
                                 Inventories...........................................................       76,966        81,454
                                 Prepaid expenses and other current assets.............................       17,232        14,824
                                                                                                           ---------     ---------
                                 Total current assets..................................................      237,316       224,609
                                                                                                           ---------     ---------
Property                         Land..................................................................        6,502         6,766
                                 Buildings.............................................................      104,487       104,942
                                 Machinery and equipment...............................................      206,001       183,776
                                 Construction in progress..............................................        5,119        11,207
                                                                                                           ---------     ---------
                                 Total.................................................................      322,109       306,691
                                 Less accumulated depreciation.........................................     (170,153)     (153,162)
                                                                                                           ---------     ---------
                                 Net property..........................................................      151,956       153,529
                                                                                                           ---------     ---------
Other Assets                     Assets of discontinued business.......................................        1,208         7,175
                                 Other assets..........................................................       26,571        22,571
                                                                                                           ---------     ---------
                                 Total other assets....................................................       27,779        29,746
                                                                                                           ---------     ---------
                                 Total.................................................................    $ 417,051     $ 407,884
                                                                                                           =========     =========
Liabilities
Current
Liabilities                      Notes payable and current portion of long-term debt...................    $   9,743     $   6,294
                                 Accounts payable......................................................       25,864        20,925
                                 Employees' compensation...............................................       12,180        11,460
                                 Insurance.............................................................        8,675         7,509
                                 Taxes on income.......................................................       (1,090)       (3,474)
                                 Other current liabilities.............................................       15,450        17,696
                                                                                                           ---------     ---------
                                 Total current liabilities.............................................       70,822        60,410
                                                                                                           ---------     ---------
Long-term Debt                   ......................................................................       16,564        27,476
                                                                                                           ---------     ---------
Other
Liabilities                      Deferred income taxes.................................................       14,424        12,142
                                 Pensions and other employee benefits..................................       48,191        46,856
                                 Other noncurrent liabilities..........................................        1,075         1,256
                                                                                                           ---------     ---------
                                 Total other liabilities...............................................       63,690        60,254
                                                                                                           ---------     ---------
Shareholders' Equity
                                 Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50)        3,569         3,569
                                 Common stock, no par value (shares outstanding:
                                     1994-5,815,672; 1993-6,011,628)...................................        8,048         8,048
                                 Cumulative translation adjustments....................................         (699)       (5,749)
                                 Earnings retained in the business.....................................      296,993       287,286
                                 Treasury shares, at cost..............................................      (41,936)      (33,410)
                                                                                                           ---------     ---------
                                 Total shareholders' equity............................................      265,975       259,744
                                                                                                           ---------     ---------
                                 Total.................................................................    $ 417,051     $ 407,884
                                                                                                           =========     =========

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

(In thousands)              Year Ended December 31                   1994       1993     1992
Operating Activities
   Income from continuing operations...............                $ 15,329   $ 10,555   $ 16,703
   Depreciation....................................                  18,527     17,294     16,831
   Pensions........................................                  (1,305)       151      2,600
   Deferred income taxes...........................                      61        (82)        99
   Receivables.....................................                  (6,801)    (6,118)     7,281
   Inventories.....................................                   4,488      6,330     11,937
   Accounts payable and accrued liabilities........                   6,963      5,442    (12,406)
   Other assets and liabilities....................                    (754)    (3,797)    (2,470)
   Other-including currency exchange adjustments...                   4,163     (3,956)    (3,682)
                                                                   --------   --------   --------
   Cash Flow From Operating Activities.............                  40,671     25,819     36,893
                                                                   --------   --------   --------
Investing Activities
   Property additions..............................                 (22,614)   (21,642)   (22,762)
   Property disposals..............................                   4,983      3,420      1,189
   Acquisitions and other investing................                   6,130     (4,180)       443
                                                                   --------   --------   --------
   Cash Flow From Investing Activities.............                 (11,501)   (22,402)   (21,130)
                                                                   --------   --------   --------
Financing Activities
   Additions to long-term debt.....................                   2,167      1,472      6,883
   Reductions of long-term debt....................                 (13,949)    (1,850)    (1,227)
   Financing funds in escrow.......................                                        (2,922)
   Cash dividends..................................                  (5,622)    (5,640)    (5,608)
   Stock options and purchases of company's stock..                  (8,526)    (4,141)    (8,310)
   Changes in notes payable and short-term debt....                   2,978        399       (218)
                                                                   --------   --------   --------
   Cash Flow From Financing Activities.............                 (22,952)    (9,760)   (11,402)
                                                                   --------   --------   --------
Effect of exchange rate changes on cash............                   1,768     (2,632)    (3,311)
                                                                   --------   --------   --------
Increase (decrease) in cash and cash equivalents...                   7,986     (8,975)     1,050
Beginning cash and cash equivalents................                  46,434     55,409     54,359
                                                                   --------   --------   --------
Ending cash and cash equivalents...................                $ 54,420   $ 46,434   $ 55,409
                                                                   ========   ========   ========
Supplemental cash flow information:
   Interest payments...............................                $  1,983   $  1,467   $  1,504
   Income tax payments.............................                  13,947      9,013     25,610

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1-Basis of Presentation

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

Note 2-Leases

The company leases warehouses, sales offices, manufacturing facilities and equipment under agreements expiring at various dates through 2004, with renewal options existing for varying periods. Rental expense for these leases charged to income was $6,452,000 in 1994, $6,438,000 in 1993, and $6,500,000 in 1992.
Future minimum rental commitments under noncancelable leases are not significant.

Note 3-Research and Development Expense

RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $20,575,000 in 1994, $21,000,000 in 1993, and $20,938,000 in 1992.

Note 4-Other Income

Other income is summarized as follows:

                               (In thousands)
                           ----------------------
                            1994    1993    1992
                           ------  ------  ------
Interest.................  $3,043  $3,732  $6,857
Commissions, royalties
   and product services..   1,940   1,335     897
Dispositions of assets...     103     127     435
Other....................     377     691   1,566
                           ------  ------  ------
Total....................   5,463   5,885   9,755
                           ------  ------  ------

Note 5-Stock Plans

The company's Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through December 1997. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. Pursuant to these Plans, 340,225 shares were reserved for future grants as of December 31, 1994.

  Shares of common stock, in the form of restricted stock bonus, have been given to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. So long as certain restrictions apply, these shares may not be sold and may be subject to forfeiture under certain circumstances. THE EXPENSE TO THE COMPANY IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. The expense charged to operations was $413,000 in 1994, $371,000 in 1993, and $318,000 in 1992. A summary of the restricted stock bonus awards is as follows:

                             Shares of
                            common stock
                            ------------
As of December 31, 1994:
   Awards.................    112,471
   Restrictions lapsed....     84,865
Restrictions lapsing in:
   1995...................      3,475
   1996, 1997 and 1998....     24,131

  Stock options of 42,160 shares for key employees and 7,100 shares for non-employee directors were outstanding at December 31, 1994. These options may be exercised in whole or in part at various dates through December 18, 2001 at option prices equivalent to or higher than the market values at date of grant. Changes in stock options outstanding follow:

                     Shares    Price Per Share
                     ------    ---------------
December 31, 1991..  41,720    $27.00 to 61.33
   Granted.........   1,400              44.00
   Exercised.......  (4,000)             29.70
   Forfeited.......    (400)    44.00 to 55.00
                     ------
December 31, 1992..  38,720     27.00 to 61.33
   Granted.........   1,400              47.13
   Forfeited.......  (7,600)             55.75
                     ------
December 31, 1993..  32,520     27.00 to 61.33
   Granted.........  20,140     40.43 to 48.40
   Forfeited.......  (3,400)             61.33
                     ------
December 31, 1994..  49,260     27.00 to 55.75
                     ------

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
Note 6-Business Segments and International Operations

The company is primarily engaged in the manufacture and sale of safety and health equipment. Principal products include respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment and monitoring instruments. These safety and health products account for more than 90% of revenues, operating profits and assets. Other products which do not fall within the safety and health equipment segment of the company's business include boron-based and other specialty chemicals.

  Information about the company's continuing operations in different geographic areas is summarized as follows:

                                                                                                            (In thousands)
                                                                                                    ------------------------------
                                                                                                      1994       1993       1992
                                                                                                    --------   --------   --------
Net Sales and Revenues
  U.S. operations.................................................................................  $277,591   $254,823   $307,535
  European operations.............................................................................   114,030    114,169    138,006
  Other non-U.S. operations.......................................................................    70,091     61,969     59,612
                                                                                                    --------   --------   --------
  Net Sales and Revenues..........................................................................   461,712    430,961    505,153
                                                                                                    --------   --------   --------
Intercompany Transfers
  U.S. operations.................................................................................    19,067     17,937     18,982
  European operations.............................................................................    13,601     12,886     16,556
  Other non-U.S. operations.......................................................................       625        550        330
                                                                                                    --------   --------   --------
  Intercompany Transfers..........................................................................    33,293     31,373     35,868
                                                                                                    --------   --------   --------
Operating Profit and Income Before Income Taxes
  U.S. operations.................................................................................    20,332     13,183     21,203
  European operations.............................................................................     3,716     (1,345)     3,965
  Other non-U.S. operations.......................................................................     8,671      6,036      6,697
  Eliminations....................................................................................      (971)       922     (1,280)
                                                                                                    --------   --------   --------
  Operating Profit................................................................................    31,748     18,796     30,585
  Interest expense................................................................................    (2,224)    (1,713)    (1,536)
  Foreign currency losses.........................................................................    (3,968)    (3,201)    (5,507)
  Corporate income/(expense)--net.................................................................       270      4,359      4,268
                                                                                                    --------   --------   --------
  Income Before Income Taxes......................................................................    25,826     18,241     27,810
                                                                                                    --------   --------   --------
Identifiable Assets and Total Assets
  U.S. operations.................................................................................   236,286    234,650    220,441
  European operations.............................................................................    96,963     96,064    102,160
  Other non-U.S. operations.......................................................................    38,615     33,705     36,254
  Eliminations....................................................................................   (14,476)   (12,657)   (15,199)
                                                                                                    --------   --------   --------
  Identifiable Assets.............................................................................   357,388    351,762    343,656
  Corporate assets................................................................................    58,455     48,947     58,024
  Discontinued operations.........................................................................     1,208      7,175      6,092
                                                                                                    --------   --------   --------
  Total Assets....................................................................................   417,051    407,884    407,772
                                                                                                    --------   --------   --------
Net Assets of Non-U.S. Operations/(1)/............................................................    92,285     82,273     89,383
                                                                                                    --------   --------   --------
Net Income of Non-U.S. Operations.................................................................     4,675      2,666      4,046
                                                                                                    --------   --------   --------

(1) See Note 17 to consolidated financial statements for effects of currency translation adjustments.

  Transfers between geographic areas are stated at established intercompany selling prices. Operating profit is total revenues less operating expenses. Interest income and expense, equity in unconsolidated affiliates, foreign currency gains and losses, facilities consolidation and restructuring charges, and income taxes have not been included in computing operating profit. Corporate assets not included in identifiable assets are principally cash and investments.

  Sales by U.S. operations to U.S. government agencies were $46,478,000 in 1994, $43,234,000 in 1993, and $99,991,000 in 1992.

Note 7-Discontinued Operations

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

--------------------------------------------------------------------------------
Note 8-Income Taxes

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

  The U.S. and non-U.S. components of income from continuing operations before income taxes, and provisions for income taxes are summarized as follows:

                                                                                (In thousands)
                                                                        ------------------------------
                                                                          1994       1993       1992
                                                                        --------   --------   --------
Income Before Income Taxes
U.S. income..........................................................   $ 19,933   $ 16,304   $ 32,256
Non-U.S. income.......................................................    11,177      6,055     12,592
Currency translations (losses)........................................    (3,024)    (3,080)    (4,478)
Eliminations..........................................................    (2,260)    (1,038)   (12,560)
                                                                        --------   --------   --------
Income Before Income Taxes............................................    25,826     18,241     27,810
                                                                        --------   --------   --------
Provisions For Income Taxes
Current
  Federal.............................................................     6,220      4,427      6,422
  State...............................................................     1,537      1,122      1,237
  Non-U.S.............................................................     2,679      2,219      3,349
                                                                        --------   --------   --------
  Total current provision.............................................    10,436      7,768     11,008
                                                                        --------   --------   --------
Deferred
  Federal.............................................................      (801)       351      1,187
  State...............................................................       (43)        (2)       378
  Non-U.S.............................................................       905       (431)    (1,466)
                                                                        --------   --------   --------
  Total deferred provision............................................        61        (82)        99
                                                                        --------   --------   --------
Provisions for Income Taxes                                               10,497      7,686     11,107
                                                                        --------   --------   --------

    The components of the net deferred tax liability are as follows:
                                                                          1994       1993       1992
                                                                        --------   --------   --------
Deferred tax assets:
  Postretirement benefits.............................................     5,903      5,792      5,540
  Inventory reserves and unrealized profits...........................     5,344      5,027      4,441
  Vacation allowances.................................................     2,054      2,059      1,925
  Postemployment benefits.............................................     1,580      1,630      1,560
  Liability insurance.................................................     2,319      1,749      1,524
  Loss carryforwards..................................................     2,502      5,360      8,437
  Other...............................................................     3,583      2,258        985
                                                                        --------   --------   --------
  Total deferred tax assets...........................................    23,285     23,875     24,412
                                                                        --------   --------   --------
Deferred tax (liability)-depreciation.................................   (24,588)   (25,065)   (25,662)
                                                                        --------   --------   --------
Net deferred tax (liability)..........................................    (1,303)    (1,190)    (1,250)
                                                                        --------   --------   --------

  The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate (35% in 1994 and 1993, and 34% in 1992) to the provision for income taxes for continuing operations:


                                                 1994     1993    1992
                                                ------   -----   ------
Provision for income taxes at statutory rate..   9,039   6,384    9,455
State income taxes............................     971     728    1,066
Currency translation..........................   1,058   1,078    1,523
Research tax credits..........................    (150)    (50)     (50)
Non-U.S. taxes................................    (293)   (817)  (1,321)
Other-net.....................................    (128)    363      434
                                                ------   -----   ------
Provision for income taxes....................  10,497   7,686   11,107
                                                ------   -----   ------

  Undistributed earnings of international companies for which U.S. income taxes have not been provided were $57,756,000 at December 31, 1994.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9-Capital Stock

The authorized capital of the company consists of:

 . Common stock, no par value-20,000,000 shares
 . Second cumulative preferred voting stock, $10 par value-1,000,000 shares . 4 1/2% cumulative preferred stock, $50 par value-100,000 shares

Common stock activity is summarized as follows:

                                                                (In thousands)
                                                              --------------------
                               Shares           Shares In     Common      Treasury
                               Issued           Treasury       Stock        Cost
                              ---------         ---------     ------      --------
Balances January 1, 1992....  6,682,317          406,344      $6,754      $(19,376)
Stock options exercised.....      4,000                          118
Purchased for treasury......                     201,187                    (8,403)
                              ---------          -------      ------      --------
Balances December 31, 1992..  6,686,317          607,531       6,872       (27,779)
Management Share Incentive
 Plan issues................     27,186                        1,176
Purchased for treasury......                      94,344                    (4,099)
                              ---------          -------      ------      --------
Balances December 31, 1993..  6,713,503          701,875       8,048       (31,878)
Management Share Incentive
 Plan forfeitures...........                         632                       (27)
Purchased for treasury......                     195,324                    (8,483)
                              ---------          -------      ------      --------
Balances December 31, 1994..  6,713,503          897,831       8,048       (40,388)
                              ---------          -------      ------      --------

  Second cumulative preferred voting stock-none has been issued.

As to the 4 1/2% cumulative preferred stock, 71,373 shares have been issued (none during the three years ended December 31, 1994), while the amounts held in treasury are as follows:

     December 31              Shares       Cost (in thousands)
     -----------              ------       -------------------
        1992                  46,030            $(1,490)
        1993                  47,268             (1,532)
        1994                  47,775             (1,548)

Note 10-Quarterly Financial Information (Unaudited)
(In thousands, except earnings per share)

                                                 1994                                                1993
                               -------------------------------------------------    ------------------------------------------------
                                               Quarters                                            Quarters
                               -----------------------------------------             ---------------------------------------
                                1st         2nd        3rd        4th       Year      1st       2nd       3rd       4th       Year
                               -----------------------------------------  --------  ------------------------------------------------
Net sales..................    $109,522   $115,133   $114,889   $120,063  $459,607  $104,863  $107,840  $103,899  $112,618  $429,220
Gross profit...............      39,009     43,854     42,749     47,270   172,882    37,773    40,269    35,823    42,005   155,870
Net income.................       2,560      3,468      4,593      4,708    15,329     2,516     2,963     1,411     3,665    10,555
                               --------   --------   --------   --------  --------  --------   -------  --------  --------  --------
Earnings per share.........         .43        .57        .78        .80      2.58       .41       .48       .24       .60      1.73
                               --------   --------   --------   --------  --------  --------   -------  --------  --------  --------

Note 11-Inventories

THE U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

  Significant reductions of domestic inventories during 1994 caused liquidations of LIFO inventory values calculated at lower costs incurred in prior years. The effect of these liquidations has been to reduce cost of sales by $6,923,000 and to increase net income by $4,189,000, or $.71 per share of common stock.

  Inventories are summarized as follows:

                                      (In thousands)
                               -------------------------------
                                1994        1993        1992
                               -------     -------     -------
Finished products...........   $33,576     $30,409     $33,643
Work in process.............    14,013      20,001      20,952
Raw materials and supplies..    29,377      31,044      33,189
                               -------     -------     -------
Total inventories...........    76,966      81,454      87,784
                               -------     -------     -------
Excess of FIFO costs
     over LIFO costs........    59,178      63,033      62,564
                               -------     -------     -------

  Inventories stated on the LIFO basis represent 43%, 58%, and 52% of the total inventories at December 31, 1994, 1993, and 1992, respectively.

Note 12-Long-Term Debt

                                             (In thousands)
                                            ----------------
                                             1994     1993
                                            -------  -------
U.S.
  Industrial development debt issues
     payable through 2022, 5.9%...........  $13,650  $13,650
  Other, 4.2% to 16.9%....................      952      950
International companies
 Various notes payable through 1998,
     5.25% to 9.6% ($5,587 secured
     by pledge of assets located abroad)..    6,981   16,382
                                            -------  -------
Total.....................................   21,583   30,982
Amounts due within one year...............    5,019    3,506
                                            -------  -------
Long-term debt............................   16,564   27,476
                                            -------  -------

  Approximate maturities of these obligations over the next five years are $5,019,000 in 1995, $1,582,000 in 1996, $1,360,000 in 1997, $970,000 in 1998,
and $384,000 in 1999. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

Note 13-Contingencies

A portion of the company's business is with departments and agencies of the United States government. Contracts related to this business are subject to profit limitations and terminations. The company also has certain contingent liabilities with respect to commitments and litigation. In the opinion of management, these contingencies will not result in any significant losses to the company.

------------------------------------------------------------------------------
Note 14-Retirement Plans

Substantially all employees are covered by non-contributory pension plans. Various U.S. employees also participate in a contributory retirement savings plan wherein employees may contribute from 1% to 8% of their compensation to a trust fund, to which the company contributes an amount equal to 50% of the employees' contributions. The company's expense for these plans was $4,647,000 in 1994, $4,408,000 in 1993, and $7,572,000 in 1992.

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

  Information pertaining to the non-contributory defined benefit plans is provided in the following tables.

Cost for Defined Benefits Plans

(In thousands)                                  U.S. Plans                                  International Plans
--------------                    --------------------------------------          --------------------------------------
                                    1994           1993           1992              1994           1993           1992
                                  --------       --------       --------          --------       --------       --------
Service cost-benefits
 earned during the period..       $  3,458       $  2,894       $  2,646          $  1,686       $  1,361       $  1,707
Interest cost on projected
 benefit obligation........          9,834          9,558          9,903             3,170          2,910          2,927
Actual (return)/loss on
 plan assets...............           (971)       (22,879)       (15,509)             (704)        (2,219)          (898)
Net amortization and
 deferral..................        (13,137)         9,937          3,087              (267)         1,320            (55)
Special pension benefit
 adjustments associated
 with early retirement
  programs and
  restructuring............                          (728)          (643)                          (1,655)
                                  --------       --------       --------          --------       --------       --------
Pension expense (income)...           (816)        (1,218)          (516)            3,885          1,717          3,681
                                  --------       --------       --------          --------       --------       --------

Funding Status and Projected Benefit  Obligation Reconciliation

December 31 (In thousands)                      U.S. Plans                                  International Plans
--------------------------        --------------------------------------          --------------------------------------
                                    1994           1993           1992              1994           1993           1992
                                  --------       --------       --------          --------       --------       --------
Actuarial present value of
 benefit obligations:
 Accumulated benefit
  obligation
  Vested...................        108,697        108,439         97,767            41,058         22,157         21,993
  Nonvested................          2,043          1,917            300             2,422            980            762
                                  --------       --------       --------          --------       --------       --------
  Total....................        110,740        110,356         98,067            43,480         23,137         22,755
                                  --------       --------       --------          --------       --------       --------
Plan assets at fair value,
 primarily listed stocks
 and bonds.................        173,171        179,832        164,832            16,922         16,071         13,591
Projected benefit
 obligation................        128,389        136,034        118,084            48,112         35,621         35,881
                                  --------       --------       --------          --------       --------       --------
Plan assets in excess of
 (less than) projected
 benefit obligation........         44,782         43,798         46,748           (31,190)       (19,550)       (22,290)
                                  --------       --------       --------          --------       --------       --------
The excess (less than)
 consists of:
 Unamortized portion of
  transition gain (loss),
  being recognized over
  future years.............          7,931          9,231         10,173            (1,325)          (886)        (1,361)
 Unrecognized net gain
  (loss) from past
  experience
  different from that
   assumed.................         38,144         37,331         41,066            (1,719)          1,836            136
 Unrecognized prior
  service cost.............         (3,074)        (3,380)        (3,925)             (544)          (579)          (656)
 Minimum liability for
  unfunded plans...........          1,042          1,097          1,369
 Accrued pension cost
  included in the
  consolidated balance
   sheet...................            739           (481)        (1,935)          (27,602)       (19,921)       (20,409)
                                  --------       --------       --------          --------       --------       --------
 Total.....................         44,782         43,798         46,748           (31,190)       (19,550)       (22,290)
                                  --------       --------       --------          --------       --------       --------
Assumed long-term rates of
 return on assets..........              9%             9%             9%              8-9%           7-9%       8-9 1/2%
Assumed discount rates for
 future benefits...........          8 1/4          7 1/2          8 1/2             7-8.9        5 3/4-9    7 3/4-9 1/2
Assumed long-term rates
 for compensation increases              5              5              5               4-6            3-6        6-6 1/2

Note 15-Short-Term Debt

Short-term bank lines of credit amounted to $15,365,000 of which $10,686,000 was unused at December 31, 1994. Generally, these short-term lines of credit are renewable annually and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $4,679,000 and $2,722,000 at December 31, 1994 and 1993, respectively. The average month-end balance of total short-term borrowings during 1994 was $4,220,000 while the maximum month-end balance of $5,499,000 occurred at August 31, 1994. The average interest rate during 1994 was approximately 19% based upon total short-term interest expense divided by the average month-end balance outstanding, and 10% at year-end. This average interest rate is affected by borrowings in certain countries where local inflation has resulted in relatively high interest rates.

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
Note 16-Postretirement Benefits

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

  The accumulated postretirement benefit of $14,212,000 as of January 1, 1992 was charged to 1992 earnings. Further information about these benefits is provided in the following tables:


Cost for Benefits
(In thousands)                                                                      1994      1993      1992
-----------------                                                                 -------   -------   -------
Service cost-benefits earned during the period..................................  $   471   $   447   $   385
Interest cost on projected benefit obligation...................................    1,198     1,192     1,201
Amortization of (gain)/loss.....................................................       40
                                                                                  -------   -------   -------
Retirement benefits expense.....................................................    1,709     1,639     1,586
                                                                                  -------   -------   -------
Funded Status and Accumulated Postretirement Benefit Obligation Reconciliation
December 31 (In thousands)                                                          1994      1993      1992
--------------------------                                                        -------   -------   -------
Accumulated postretirement benefit obligation:
     Active employees...........................................................    3,188     3,582     2,913
     Other active participants..................................................    6,098     7,647     5,779
                                                                                  -------   -------   -------
                                                                                    9,286    11,229     8,692
     Retirees...................................................................    5,389     5,615     5,895
                                                                                  -------   -------   -------
     Total......................................................................   14,675    16,844    14,587
Unamortized (loss)..............................................................     (222)   (2,565)     (275)
                                                                                  -------   -------   -------
Accrued postretirement benefit cost included
   in consolidated balance sheet................................................   14,453    14,279    14,312
                                                                                  -------   -------   -------
Assumed discount rates for future benefits......................................    8 1/4%    7 1/2%     8 1/2%

  Annual rates of increase in the costs of covered health care benefits assumed for 1994 were 10%, decreasing gradually to 5% for the year 1998 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported; a one-percentage-point increase in each year would increase the accumulated postretirement benefit obligation by $918,000 and increase the current service and interest costs for the year by $127,000.

Note 17-Foreign Currency

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

  Foreign currency effects are summarized as follows:

                                            (In thousands)
                                       ------------------------
                                         1994     1993    1992
                                       -------   ------  ------
Currency (gains)/losses charged
     to income arising from:
        Translation-Latin American
           companies.................  $ 3,024   $3,080  $4,478
        Transactions.................      944      121   1,029
                                       -------   ------  ------
        Total........................    3,968    3,201   5,507
                                       -------   ------  ------
Currency translation (gains)/losses
     charged directly to equity
     adjustment account..............   (5,050)   5,400   4,736
                                       -------   ------  ------

Note 18-Accounting Changes

Effective January 1, 1992, the company adopted three new Statements of Financial Accounting Standards (SFAS). The after tax effect of these changes was a charge of $8,964,000 against 1992 net income. Aside from this cumulative effect as of January 1, 1992, adoption of these Standards did not materially affect 1992 financial results. SFAS No. 106-"Employers' Accounting for Postretirement Benefits Other Than Pensions" was implemented using the immediate recognition transition option, resulting in a charge of $8,672,000, after recognizing related deferred taxes. SFAS No. 112-"Employers' Accounting for Postemployment Benefits" pertains to benefits, such as workers' compensation and other disability expenses, for inactive employees before retirement. The after tax costs recognized for implementing this Standard were $2,440,000 (pretax $4,000,000). SFAS No. 109-"Accounting for Income Taxes" requires that deferred tax balances are stated at tax rates expected to be in effect when taxes are actually paid or recovered, whereas deferred taxes were previously provided at tax rates prevailing during the periods when timing differences between financial income and taxable income occurred. Adjustment of the previously provided deferred taxes resulted in a net credit to income of $2,148,000.

Five-Year Summary of Selected Financial Data
--------------------------------------------------------------------------------

SUMMARY OF OPERATIONS                                     1994      1993       1992       1991       1990
-----------------------------------------------------------------------------------------------------------
(In thousands, except as noted)
Net sales                                               $459,607  $429,220   $502,366   $499,240   $473,933
-----------------------------------------------------------------------------------------------------------
Other income                                               5,463     5,885      9,755      8,886      8,807
-----------------------------------------------------------------------------------------------------------
Cost of products sold                                    286,725   273,350    327,555    324,448    287,345
-----------------------------------------------------------------------------------------------------------
Selling, general and administrative                      124,714   121,529    130,182    124,983    121,137
-----------------------------------------------------------------------------------------------------------
Depreciation                                              18,527    17,294     16,831     16,230     14,904
-----------------------------------------------------------------------------------------------------------
Interest expense                                           2,224     1,713      1,536      1,739      1,926
-----------------------------------------------------------------------------------------------------------
Foreign currency losses                                    3,968     3,201      5,507      2,456      4,238
-----------------------------------------------------------------------------------------------------------
Unusual items                                              3,086      (223)     2,700                   700
-----------------------------------------------------------------------------------------------------------
Taxes on income                                           10,497     7,686     11,107     15,846     21,583
-----------------------------------------------------------------------------------------------------------
Income from continuing operations                         15,329    10,555     16,703     22,424     30,907
-----------------------------------------------------------------------------------------------------------
   Per common share (in dollars)/(1)/                       2.58      1.73       2.67       3.52       4.77
-----------------------------------------------------------------------------------------------------------
Discontinued operations                                                        (5,067)    (3,773)    (1,703)
-----------------------------------------------------------------------------------------------------------
Cumulative effect to January 1, 1992 of
   changes in accounting principles                                            (8,964)
-----------------------------------------------------------------------------------------------------------
Net income                                                15,329    10,555      2,672     18,651     29,204
-----------------------------------------------------------------------------------------------------------
   Per common share (in dollars)/(1)/                       2.58      1.73        .42       2.92       4.50
-----------------------------------------------------------------------------------------------------------
Cash dividends                                             5,622     5,640      5,608      5,659      5,372
-----------------------------------------------------------------------------------------------------------
   Per common share (in dollars)                             .94       .92        .89        .88        .82
-----------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding       5,921     6,069      6,225      6,353      6,471
-----------------------------------------------------------------------------------------------------------

YEAR-END POSITION
-----------------------------------------------------------------------------------------------------------
Working capital                                         $166,494  $164,199   $177,287   $184,378   $185,371
-----------------------------------------------------------------------------------------------------------
Working capital ratio                                        3.4       3.7        4.2        3.7        3.7
-----------------------------------------------------------------------------------------------------------
Property, at cost                                        322,109   306,691    305,908    292,338    285,961
-----------------------------------------------------------------------------------------------------------
Total assets                                             417,051   407,884    407,772    430,869    436,118
-----------------------------------------------------------------------------------------------------------
Long-term debt                                            16,564    27,476     28,868     23,009     24,606
-----------------------------------------------------------------------------------------------------------
Common shareholders' equity                              264,795   258,539    261,927    277,866    278,199
-----------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                       45.53     43.00      43.09      44.27      43.49
-----------------------------------------------------------------------------------------------------------

(1) Earnings per common share are calculated after deducting dividends on preferred stock and are based on the weighted average number of shares outstanding during each year.