Form 10-K, Exhibit 13
period 1995-12-31
MINE SAFETY APPLIANCES CO
filed 1996-03-27
CIK 66570

                                                                      EXHIBIT 13

Management's Discussion and Analysis

SALES AND EARNINGS

Sales were $487,668,000 in 1995, a 6% increase over the prior year's $459,607,000. Sales in 1994 were 7% higher than sales in 1993 of $429,220,000.
Net income increased 23% in 1995 to $18,912,000 from $15,329,000 in 1994, which was 45% higher than 1993's income of $10,555,000. Earnings per share of common stock was $3.32 in 1995, $2.58 in 1994, and $1.73 in 1993.
  The 1995 sales increase has occurred primarily in the international markets, particularly in Europe. Overall, 1995 sales by U.S. operations are about the same as 1994, with increases in domestic commercial sales being offset by lower sales to the U.S. government. Sales of commercial products, especially during the latter half of 1995, have been adversely impacted by the federal government budget impasse, which has diminished the purchasing power of some commercial U.S. customers, particularly those involved in environmental remediation. Historically, this market, in both the civilian and government sectors, has produced consistent growth and market share. However, conflict between interest groups, combined with the federal government budget stalemate, has led to a temporary stoppage in the issuance of new Superfund and government site cleanup contracts. If this situation continues, the company's sales could continue to be adversely affected. The increased sales in 1994 occurred primarily in domestic commercial product sales, with the main factor being the inclusion of HAZCO Services, Inc., acquired in the last half of 1993. Equipment rentals to the hazardous materials/environmental market by HAZCO grew significantly, until the above-mentioned slowdown in environmental remediation activity. Domestic commercial sales of instruments and specialty chemicals have continued to grow in 1995 and 1994, while the U.S. market for safety products continues to be flat. U.S. commercial sales in 1995 were about 4 1/2% higher than in 1994, which was 9% higher than 1993.
  Sales by international operations, stated in U.S. dollars, increased 16 1/2% in 1995 and 4 1/2% in 1994, after having decreased 10 1/2% in 1993. Notable market growth occurred in Europe in 1995, following stabilization of economic conditions in 1994. Other market growth in 1995 and 1994 occurred in Australia, Brazil and Chile. The 1993 decrease was due primarily to currency exchange rate changes and the widespread economic recession, particularly in Europe.
  Shipments of defense products to U.S. government agencies in 1995 were $34,815,000, a 25% decrease from 1994 sales of $46,478,000, which were 7 1/2%
higher than 1993 shipments of $43,234,000. These sales represent 7% of consolidated sales in 1995 as compared to 10% in 1994 and 1993. New contracts received in 1995 were $29,002,000 as compared to $27,832,000 in 1994 and $32,558,000 in 1993. The 1995 year-end backlog was $30,430,000, a 16% decrease from the 1994 year-end backlog of $36,243,000.
  The 1995 gross profit rate was 39.1%, as compared to 37.6% in 1994 and 36.3% in 1993. The profitability of operations has improved with cost reductions from enhanced productivity and careful expense management. Historically and currently, commercial sales carry much greater margins than military sales; thus the change of sales mix has also contributed to higher profit margins. The 1995 and 1994 gross profit has also been favorably affected by LIFO credits of $5,455,000 and $6,923,000, respectively, arising from liquidations of LIFO inventory values calculated at lower costs incurred in prior years, and adversely affected by charges of $2,140,000 and $1,940,000, respectively, arising from inventory valuation adjustments. The completion and partial termination of some government contracts and ongoing process reengineering has resulted in significant reductions in U.S. manufacturing inventories.
  Depreciation, selling and administrative expenses were 32% of sales in 1995, 31% in 1994, and 32% in 1993. Charges in 1995 included $520,000 ($1,650,000 in
1994) applicable to the implementation of new cost and manufacturing control systems, reengineering of the distribution system, and the creation of a customer service center. Additionally, 1995 operations has absorbed charges of $730,000 for facilities consolidations and restructuring, as compared to charges of $3,086,000 in 1994 and credits of $223,000 in 1993. The 1995 charges relate primarily to workforce reductions, while the 1994 charges relate primarily to completing the disposition of assets of the former Catalyst Research Division, which was closed in 1992. Equity in earnings of affiliates was decreased $980,000 for prior period losses and reorganization costs incurred by a South African affiliate, Boart MSA, a joint venture in which the company has a minority position in the ownership and in operating management control.
  The above-mentioned LIFO credits, inventory valuation adjustments, systems and restructuring costs, and losses of Boart MSA had in aggregate only minimal effect on net income and earnings per share in each of the three years 1993 through 1995.
  The after-tax effects of foreign currency exchange losses charged to income in 1995 reduced net income $1,279,000 or $.23 per share, as compared to $3,840,000 or $.65 per share in 1994 and $3,204,000 or $.53 per share in 1993. The more significant losses resulted from the currency valuation changes that occurred in Brazil in each of the three years, and the devaluation of the Mexican peso in 1995 and 1994. The effective income tax rates, for which further information is included at note 8, were 42.9% in 1995, 40.6% in 1994, and 42.1% in 1993.

FINANCIAL CONDITION
AND FUNDS FLOW

  Cash and cash equivalents decreased $22,470,000 during 1995. Accounts receivable increased $2,257,000 to $90,955,000 at December 31, 1995. Trade receivables expressed in number of days' sales outstanding were 65 days, as compared to 64 days in 1994. Inventories increased $6,655,000 to $83,621,000 at December 31, 1995. Inventory measured against sales turned 5.8 times in 1995 and
6.0 times in 1994. Inventories remained about the same in the domestic companies but increased in the international companies, primarily because of currency exchange rate changes. The working capital ratio was 3.2 and 3.4 to 1 at years-end 1995 and 1994, respectively.
  Short-term debts of international affiliates are payable in local currencies, which is in keeping

Management's Discussion and Analysis Continued

with the company's policy of minimizing foreign currency exposures by offsetting foreign currency assets with foreign currency debt. The average interest rate on these loans, which includes the effects of borrowing in certain countries where local inflation has resulted in high interest rates, was approximately 13%.
  Long-term debt and the current portion thereof decreased $4,254,000 to $17,329,000, a conservative 6% of total capital. Total capital is defined as long-term debt plus current portion of long-term debt and shareholders' equity.
  Capital expenditures were $19,136,000 in 1995, as compared to $22,614,000 in 1994. The company has continued its program of plant and equipment modernization to increase efficiency of existing manufacturing and distribution facilities. For the most part, capital expenditures were financed internally through retained earnings. In the past five years, approximately $103 million has been spent on new plants, equipment and distribution facilities.
  Dividends paid on the common stock during 1995 (the 78th consecutive year of a dividend payment) were $1.06 per share, up from the $.94 per share paid during 1994 and $.92 per share paid in 1993. The current quarterly cash dividend is $.27 per share on common stock. Cash dividends have been paid at a conservative percentage of income, which has permitted the company to finance its growth almost exclusively through retained earnings. During 1995, the company repurchased 638,815 common shares for $28,277,000. As of December 31, 1995, an additional 196,417 shares may be repurchased under current authorizations.
  Credit available at year-end with banks was the U.S. dollar equivalent of $15,131,000. The company's financial position remains strong and should provide adequate capital resources for growth.

CUMULATIVE CURRENCY
TRANSLATION ADJUSTMENT

  The year-end position of the U.S. dollar relative to foreign currencies resulted in translation gains of $2,876,000 being credited to the cumulative translation adjustments shareholders equity account in 1995, as compared to gains of $5,050,000 in 1994 and losses of $5,400,000 in 1993. Significant translation gains occurred in Germany in 1995 and in Australia, Britain, and Germany in 1994, while significant losses occurred in Germany and Italy in 1993.

COMMON STOCK

  At December 31, 1995, there were 5,182,757 shares of common stock outstanding. There were approximately 420 identifiable common stockholders as of November 17, 1995, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:

                   1995                  1994
Quarter       High       Low        High       Low
------------------------------------------------------
First         $45 3/4    $42 1/2    $44 1/2    $41 1/2
Second         53         43 1/2     42 1/2     39 1/2
Third          55         50 1/2     46 1/2     40 3/4
Fourth         52 1/4     41         45 3/4     42 3/4

  Common stock quarterly cash dividend information is as follows:

                Amount
                Per      Record            Payment
Quarter         Share    Date              Date
--------------------------------------------------------
                            1995
                            ----
First           $ .25    Feb. 17, 1995     March 10, 1995
Second            .27    May 12, 1995      June 10, 1995
Third             .27    Aug. 11, 1995     Sept. 10, 1995
Fourth            .27    Nov. 17, 1995     Dec. 10, 1995
                -----
Total            1.06
                -----
                            1994
                            ----
First           $ .23    Feb. 18, 1994     March 10, 1994
Second            .23    May 13, 1994      June 10, 1994
Third             .23    Aug. 12, 1994     Sept. 10, 1994
Fourth            .25    Nov. 18, 1994     Dec. 10, 1994
                -----
Total             .94
                -----

  The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.

MSA 1995 Financial Review

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

/S/ James E. Herald

James E. Herald
Vice President--Finance
Chief Financial Officer



Report of Independent Accountants

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings retained in the business, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ Price Waterhouse LLP

Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 16, 1996

Consolidated Statement of Income

(In thousands, except per share amounts)
Year Ended December 31                                                1995           1994           1993
Net sales.......................................................    $487,668       $459,607       $429,220
Other income....................................................       4,191          5,463          5,885
                                                                    --------------------------------------
                                                                     491,859        465,070        435,105
                                                                    --------------------------------------
Costs and expenses
   Cost of products sold........................................     296,845        286,725        273,350
   Selling, general and administrative..........................     138,187        124,714        121,529
   Depreciation.................................................      20,002         18,527         17,294
   Interest.....................................................       1,730          2,224          1,713
   Foreign currency losses......................................       1,233          3,968          3,201
   Facilities consolidation and restructuring charges...........         730          3,086           (223)
                                                                    --------------------------------------
                                                                     458,727        439,244        416,864
                                                                    --------------------------------------
Income before income taxes......................................      33,132         25,826         18,241
Provision for income taxes......................................      14,220         10,497          7,686
                                                                    --------------------------------------
Net income......................................................    $ 18,912       $ 15,329       $ 10,555
                                                                    ======================================
Earnings per common share.......................................    $   3.32       $   2.58       $   1.73
                                                                    ======================================

Consolidated Statement of
 Earnings Retained in the Business

(In thousands, except per share amounts)
Year Ended December 31                                                1995           1994           1993
At beginning of year............................................    $296,993       $287,286       $282,371
Net income......................................................      18,912         15,329         10,555
Dividends
   Common--$1.06, $.94 and $.92 per share.......................      (6,140)        (5,569)        (5,584)
   Preferred--$2.25 per share...................................         (53)           (53)           (56)
                                                                    --------------------------------------
At end of year..................................................    $309,712       $296,993       $287,286
                                                                    ======================================

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In thousands, except per share amounts)
December 31                                                                                     1995            1994
Assets
Current Assets  Cash......................................................................    $  4,807        $ 10,108
                Temporary investments, at cost which approximates market..................      27,143          44,312
                Receivables, less allowance for doubtful accounts $2,640 and $2,102.......      90,955          88,698
                Inventories...............................................................      83,621          76,966
                Deferred tax assets--net..................................................      16,165          13,121
                Prepaid expenses and other current assets.................................       5,934           4,111
                                                                                              ------------------------
                Total current assets......................................................     228,625         237,316
                                                                                              ------------------------
Property        Land......................................................................       6,639           6,502
                Buildings.................................................................     106,927         104,487
                Machinery and equipment...................................................     218,977         206,001
                Construction in progress..................................................       6,720           5,119
                                                                                              ------------------------
                Total.....................................................................     339,263         322,109
                Less accumulated depreciation.............................................    (188,157)       (170,153)
                                                                                              ------------------------
                Net property..............................................................     151,106         151,956
                                                                                              ------------------------
Other Assets    Assets of discontinued business...........................................         323           1,208
                Other assets..............................................................      26,546          26,571
                                                                                              ------------------------
                Total other assets........................................................      26,869          27,779
                                                                                              ------------------------
                Total.....................................................................    $406,600        $417,051
                                                                                              ========================

Liabilities
Current
Liabilities     Notes payable and current portion of long-term debt.......................    $  6,003        $  9,743
                Accounts payable..........................................................      24,123          25,864
                Employees' compensation...................................................      13,109          12,180
                Insurance.................................................................       9,760           8,675
                Taxes on income...........................................................         466          (1,090)
                Other current liabilities.................................................      18,523          15,450
                                                                                              ------------------------
                Total current liabilities.................................................      71,984          70,822
                                                                                              ------------------------

Long-term Debt............................................................................      14,746          16,564
                                                                                              ------------------------

Other
Liabilities     Deferred tax liabilities--net.............................................      16,957          14,424
                Pensions and other employee benefits......................................      48,276          48,191
                Other noncurrent liabilities..............................................       1,097           1,075
                                                                                              ------------------------
                Total other liabilities...................................................      66,330          63,690
                                                                                              ------------------------

Shareholders' Equity
                Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50)....       3,569           3,569
                Common stock, no par value (shares outstanding:
                  1995--5,182,757; 1994--5,815,672).......................................       8,300           8,048
                Cumulative translation adjustments........................................       2,177            (699)
                Earnings retained in the business.........................................     309,712         296,993
                Treasury shares, at cost..................................................     (70,218)        (41,936)
                                                                                              ------------------------
                Total shareholders' equity................................................     253,540         265,975
                                                                                              ------------------------
                Total.....................................................................    $406,600        $417,051
                                                                                              ========================

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)
Year Ended December 31                                                1995           1994           1993
Operating Activities
   Net income...................................................    $18,912        $15,329        $10,555
   Depreciation.................................................     20,002         18,527         17,294
   Pensions.....................................................     (2,510)        (1,305)           151
   Deferred income taxes........................................       (601)            61            (82)
   Receivables..................................................     (2,257)        (6,801)        (6,118)
   Inventories..................................................     (6,655)         4,488          6,330
   Accounts payable and accrued liabilities.....................      4,902          6,963          5,442
   Other assets and liabilities.................................        210           (754)        (3,797)
   Other--including currency exchange adjustments...............      3,607          4,163         (3,956)
                                                                    -------------------------------------
   Cash Flow From Operating Activities..........................     35,610         40,671         25,819
                                                                    -------------------------------------
Investing Activities
   Property additions...........................................    (19,136)       (22,614)       (21,642)
   Property disposals...........................................      1,811          4,983          3,420
   Acquisitions and other investing.............................     (2,170)         6,130         (4,180)
                                                                    -------------------------------------
   Cash Flow From Investing Activities..........................    (19,495)       (11,501)       (22,402)
                                                                    -------------------------------------
Financing Activities
   Additions to long-term debt..................................        218          2,167          1,472
   Reductions of long-term debt.................................     (2,078)       (13,949)        (1,850)
   Cash dividends...............................................     (6,193)        (5,622)        (5,640)
   Stock options and purchases of company's stock...............    (28,030)        (8,526)        (4,141)
   Changes in notes payable and short-term debt.................     (3,973)         2,978            399
                                                                    -------------------------------------
   Cash Flow From Financing Activities..........................    (40,056)       (22,952)        (9,760)
                                                                    -------------------------------------
Effect of exchange rate changes on cash.........................      1,471          1,768         (2,632)
                                                                    -------------------------------------
Increase (decrease) in cash and cash equivalents................    (22,470)         7,986         (8,975)
Beginning cash and cash equivalents.............................     54,420         46,434         55,409
                                                                    -------------------------------------
Ending cash and cash equivalents................................    $31,950        $54,420        $46,434
                                                                    =====================================
Supplemental cash flow information:
   Interest payments............................................    $ 1,922        $ 1,983        $ 1,467
   Income tax payments..........................................     13,638         13,947          9,013

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1--Basis of Presentation
Significant accounting policies are stated in italics at the applicable notes to consolidated financial statements.
  THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.
  ALL SIGNIFICANT MAJORITY-OWNED COMPANIES ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. INVESTMENTS IN WHICH THE COMPANY HAS AN EQUITY INTEREST OF 20% TO 50% ARE CARRIED AT EQUITY IN NET ASSETS. INTERCOMPANY TRANSACTIONS ARE ELIMINATED IN CONSOLIDATION.
  SALES UNDER CONTRACTS ARE RECORDED AT FIXED OR ESTIMATED CONTRACT SALES PRICES AS DELIVERIES ARE MADE. CONTRACTS REQUIRING PERFORMANCE OVER SEVERAL PERIODS ARE ACCOUNTED FOR BY THE PERCENTAGE-OF-COMPLETION METHOD OF ACCOUNTING. PROFITS EXPECTED TO BE REALIZED ARE BASED ON ESTIMATES OF TOTAL SALES AND COSTS AT COMPLETION. THESE ESTIMATES ARE PERIODICALLY REVIEWED AND REVISED DURING THE CONTRACT PERFORMANCE PERIOD. ADJUSTMENTS TO PROFITS ARE RECORDED IN THE PERIOD IN WHICH ESTIMATES ARE REVISED; LOSSES ARE RECOGNIZED IN FULL AS THEY ARE IDENTIFIED.
  PROPERTY IS STATED AT COST. DEPRECIATION IS BASED ON ESTIMATED USEFUL LIVES USING ACCELERATED AND STRAIGHT-LINE METHODS. MAINTENANCE AND REPAIRS ARE CHARGED TO EXPENSE. RENEWALS AND BETTERMENTS WHICH SUBSTANTIALLY EXTEND THE USEFUL LIFE OF PROPERTY ARE CAPITALIZED. ACCUMULATED ALLOWANCES FOR DEPRECIATION OF BUILDINGS, MACHINERY AND EQUIPMENT RETIRED OR OTHERWISE DISPOSED OF ARE ELIMINATED FROM THE ACCOUNTS UPON DISPOSITION. PROFITS OR LOSSES RESULTING FROM SUCH DISPOSITIONS ARE INCLUDED IN INCOME.
  CASH AND CASH EQUIVALENTS IN THE CONSOLIDATED STATEMENT OF CASH FLOWS INCLUDES TEMPORARY INVESTMENTS THAT ARE READILY MARKETABLE AND HAVE MINIMAL RISK AS TO CHANGE IN VALUE. CERTAIN SECURITIES HAVE MATURITIES IN EXCESS OF NINETY DAYS; BUT, AS PART OF THE COMPANY'S CASH MANAGEMENT PROGRAM, MATURITIES ARE SCHEDULED BASED ON EXPECTED CASH NEEDS FOR THE ENSUING TWELVE MONTHS.
  EARNINGS PER SHARE IS COMPUTED BASED UPON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING EACH YEAR. THE COMPUTATION RECOGNIZES DIVIDENDS PAID ON PREFERRED STOCK BUT DOES NOT INCLUDE A NEGLIGIBLE DILUTIVE EFFECT OF STOCK OPTIONS.

Note 2--Leases
The company leases warehouses, sales offices, manufacturing facilities and equipment under agreements expiring at various dates through 2005, with renewal options existing for varying periods. Rental expense for these leases charged to income was $6,970,000 in 1995, $6,452,000 in 1994, and $6,438,000 in 1993.
Future minimum rental commitments under noncancelable leases are not significant.

Note 3--Other Income
Other income is summarized as follows:

                                          (In thousands)
                                      ----------------------
                                       1995    1994    1993
                                      ----------------------
Interest............................  $3,585  $3,043  $3,732
Commissions, royalties
  and product services..............   1,959   1,940   1,335
Dispositions of assets..............    (320)    103     127
Equity in earnings of affiliates....    (451)    212     427
Other...............................    (582)    165     264
                                      ----------------------
Total...............................   4,191   5,463   5,885
                                      ----------------------

Note 4--Stock Plans
The company's Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through December 1997. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. Pursuant to these Plans, 337,225 shares were reserved for future grants as of December 31, 1995.
  Shares of common stock, in the form of restricted stock bonus, have been given to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. So long as certain restrictions apply, these shares may not be sold and may be subject to forfeiture under certain circumstances. THE EXPENSE TO THE COMPANY IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. The expense charged to operations was $238,000 in 1995, $413,000 in 1994, and $371,000 in 1993. A
summary of the restricted stock bonus awards is as follows:

                               Shares of
                              common stock
                              ------------
As of December 31, 1995:
  Awards......................  112,471
  Restrictions lapsed.........   90,016
Restrictions lapsing in:
  1996........................    7,479
  1997 and 1998...............   14,976

  Stock options of 38,160 shares for key employees and 8,200 shares for non-employee directors were outstanding at December 31, 1995. These options may be exercised in whole or in part at various dates through February 23, 2004 at option prices equivalent to or higher than the market values at date of grant. Changes in stock options outstanding follow:

                                Shares    Price per share
                                ------    ---------------
December 31, 1992               38,720    $27.00 to 61.33
  Granted                        1,400              47.13
  Forfeited                     (7,600)             55.75
                                ------
December 31, 1993               32,520     27.00 to 61.33
  Granted                       20,140     40.43 to 48.40
  Forfeited                     (3,400)             61.33
                                ------
December 31, 1994               49,260     27.00 to 55.75
  Granted                        3,000              44.00
  Exercised                     (5,900)    40.43 to 47.13
                                ------
December 31, 1995               46,360     27.00 to 55.75
                                ------

Notes to Consolidated Financial Statements

Note 5--Business Segments and International Operations
The company is primarily engaged in the manufacture and sale of safety and health equipment. Principal products include respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment and monitoring instruments. These safety and health products account for more than 90% of revenues, operating profits and assets. Other products which do not fall within the safety and health equipment segment of the company's business include boron-based and other specialty chemicals.
  Information about the company's operations in different geographic areas is summarized as follows:

                                                                               (In thousands)
                                                                    --------------------------------------
                                                                      1995           1994           1993
                                                                    --------------------------------------
Net Sales and Revenues
  U.S. operations...............................................    $274,148       $277,591       $254,823
  European operations...........................................     135,367        114,030        114,169
  Other non-U.S. operations.....................................      79,164         70,091         61,969
                                                                    --------------------------------------
  Net Sales and Revenues........................................     488,679        461,712        430,961
                                                                    --------------------------------------
Intercompany Transfers
  U.S. operations...............................................      22,779         19,067         17,937
  European operations...........................................      18,014         13,601         12,886
  Other non-U.S. operations.....................................         795            625            550
                                                                    --------------------------------------
  Intercompany Transfers........................................      41,588         33,293         31,373
                                                                    --------------------------------------
Operating Profit and Income Before Income Taxes
  U.S. operations...............................................      22,870         20,195         13,239
  European operations...........................................       4,984          3,896         (1,519)
  Other non-U.S. operations.....................................       6,475          4,624          2,944
  Eliminations..................................................      (1,970)          (935)           931
                                                                    --------------------------------------
  Operating Profit/(1)/.........................................      32,359         27,780         15,595
  Interest expense..............................................      (1,730)        (2,224)        (1,713)
  Corporate income/(expense)-net................................       2,503            270          4,359
                                                                    --------------------------------------
  Income Before Income Taxes....................................      33,132         25,826         18,241
                                                                    --------------------------------------
Identifiable Assets and Total Assets
  U.S. operations...............................................     234,237        236,286        234,650
  European operations...........................................     106,854         96,963         96,064
  Other non-U.S. operations.....................................      44,050         38,615         33,705
  Eliminations..................................................     (14,684)       (14,476)       (12,657)
                                                                    --------------------------------------
  Identifiable Assets...........................................     370,457        357,388        351,762
  Corporate assets..............................................      35,820         58,455         48,947
  Discontinued operations.......................................         323          1,208          7,175
                                                                    --------------------------------------
  Total Assets..................................................     406,600        417,051        407,884
                                                                    --------------------------------------
Net Assets of Non-U.S. Operations/(2)/..........................      99,163         92,285         82,273
                                                                    --------------------------------------
Net Income of Non-U.S. Operations...............................       6,364          4,675          2,666
                                                                    --------------------------------------

(1) Prior years restated to include foreign currency losses $3,968 in 1994 and $3,201 in 1993.

(2) See Note 16 to consolidated financial statements for effects of currency translation adjustments.

  Transfers between geographic areas are stated at established intercompany selling prices. Operating profit is total revenues less operating expenses. Interest income and expense, equity in unconsolidated affiliates, facilities consolidation and restructuring charges, and income taxes have not been included in computing operating profit. Corporate assets not included in identifiable assets are principally cash and investments.
  Sales by U.S. operations to U.S. government agencies were $34,815,000 in 1995, $46,478,000 in 1994, and $43,234,000 in 1993.

Note 6--Discontinued Operations
In 1992 the company decided to discontinue the operations of Transfer-Metallisierte Produkte GmbH (TMP), a joint venture in Germany to produce metallized paper. Operating activities ceased during 1993. The company continues the process of disposing of the assets and settling its liabilities.

Note 7--Research and Development Expense
RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $20,366,000 in 1995, $20,575,000 in 1994, and $21,000,000 in 1993.

Notes to Consolidated Financial Statements

Note 8--Income Taxes
INCOME TAXES ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109. DEFERRED TAX BALANCES ARE STATED AT TAX RATES EXPECTED TO BE IN EFFECT WHEN TAXES ARE ACTUALLY PAID OR RECOVERED. NO PROVISION IS MADE FOR UNDISTRIBUTED EARNINGS OF INTERNATIONAL COMPANIES SINCE LITTLE OR NO TAX WOULD RESULT UNDER APPLICABLE EXISTING STATUTES OR BECAUSE MANAGEMENT INTENDS THAT THESE EARNINGS BE PERMANENTLY REINVESTED FOR WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS.
  The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                                                (In thousands)
                                                                    -------------------------------------
                                                                      1995           1994           1993
                                                                    -------------------------------------
Income Before Income Taxes
U.S. income.....................................................    $28,501         $19,933       $16,304
Non-U.S. income.................................................     11,700          11,177         6,055
Currency translation (losses)...................................       (887)         (3,024)       (3,080)
Eliminations....................................................     (6,182)         (2,260)       (1,038)
                                                                    -------------------------------------
Income Before Income Taxes......................................     33,132          25,826        18,241
                                                                    -------------------------------------
Provisions For Income Taxes
Current
  Federal.......................................................      8,451           6,220         4,427
  State.........................................................      1,642           1,537         1,122
  Non-U.S.......................................................      4,728           2,679         2,219
                                                                    -------------------------------------
  Total current provision.......................................     14,821          10,436         7,768
                                                                    -------------------------------------
Deferred
  Federal.......................................................       (584)           (801)          351
  State.........................................................        (13)            (43)           (2)
  Non-U.S.......................................................         (4)            905          (431)
                                                                    -------------------------------------
  Total deferred provision......................................       (601)             61           (82)
                                                                    -------------------------------------
Provisions for Income Taxes.....................................     14,220          10,497         7,686
                                                                    -------------------------------------
  The components of deferred taxes are as follows:

Deferred tax assets:
  Postretirement benefits.......................................      5,666           5,903         5,792
  Inventory reserves and unrealized profits.....................      5,975           5,344         5,027
  Vacation allowances...........................................      2,048           2,054         2,059
  Postemployment benefits.......................................      1,251           1,580         1,630
  Liability insurance...........................................      3,153           2,319         1,749
  Loss carryforwards............................................      1,785           2,502         5,360
  Other.........................................................      3,489           3,583         2,258
                                                                    -------------------------------------
  Total deferred tax assets.....................................     23,367          23,285        23,875
                                                                    -------------------------------------
Deferred tax (liability)--depreciation..........................    (24,159)        (24,588)      (25,065)
                                                                    -------------------------------------
Net deferred taxes..............................................       (792)         (1,303)       (1,190)
                                                                    -------------------------------------

  The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:

Provision for income taxes at statutory rate....................     11,596           9,039         6,384
State income taxes..............................................      1,059             971           728
Currency translation............................................        310           1,058         1,078
Non-U.S. taxes..................................................        694            (293)         (817)
Other--net......................................................        561            (278)          313
                                                                    -------------------------------------
Provision for income taxes                                           14,220          10,497         7,686
                                                                    -------------------------------------

  Undistributed earnings of international companies for which U.S. income taxes have not been provided were $63,561,000 at December 31, 1995.

Notes to Consolidated Financial Statements

Note 9--Capital Stock
The authorized capital of the company consists of:
   . Common stock, no par value--20,000,000 shares
   . Second cumulative preferred voting stock, $10 par value--1,000,000 shares . 4 1/2% cumulative preferred stock, $50 par value--100,000 shares
Common stock activity is summarized as follows:

                                                                                                     (In thousands)
                                                                                              ----------------------------
                                                       Shares           Shares In             Common              Treasury
                                                       Issued           Treasury              Stock                 Cost
                                                      ---------------------------             ----------------------------
Balances January 1, 1993..........................    6,686,317           607,531             $6,872              $(27,779)
Management Share Incentive Plan issues............       27,186                                1,176
Purchased for treasury............................                         94,344                                   (4,099)
                                                      ---------------------------             ----------------------------
Balances December 31, 1993........................    6,713,503           701,875              8,048               (31,878)
Management Share Incentive Plan forfeitures.......                            632                                      (27)
Purchased for treasury............................                        195,324                                   (8,483)
                                                      ---------------------------             ----------------------------
Balances December 31, 1994........................    6,713,503           897,831              8,048               (40,388)
Stock options exercised...........................        5,900                                  252
Purchased for treasury............................                        638,815                                  (28,277)
                                                      ---------------------------             ----------------------------
Balances December 31, 1995........................    6,719,403         1,536,646              8,300               (68,665)
                                                      ---------------------------             ----------------------------

Second cumulative preferred voting stock--none has been issued.
As to the 4 1/2% cumulative preferred stock, 71,373 shares have been issued (none during the three years ended December 31, 1995), while the amounts held in treasury are as follows:

                December 31     Shares  Cost (in thousands)
                -----------     ------  -------------------
                1993            47,268       $(1,532)
                1994            47,775        (1,548)
                1995            47,935        (1,553)

Note 10--Inventories
THE U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST
METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT
(FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE. Significant reductions of domestic inventories during 1995 and 1994 caused liquidations of LIFO inventory values calculated at lower costs incurred in prior years. The effect of these liquidations has been to reduce cost of sales by $5,455,000 in 1995 and $6,923,000 in 1994, and to increase net income by $3,200,000 ($.56 per share) and $4,189,000 ($.71 per share), respectively.
  Inventories are summarized as follows:

                                                   (In thousands)
                                               -----------------------
                                                 1995   1994   1993
                                               -----------------------
Finished products..........................    $34,970 $33,576 $30,409
Work in process............................     16,135  14,013  20,001
Raw materials and supplies.................     32,516  29,377  31,044
                                               -----------------------
Total inventories..........................     83,621  76,966  81,454
                                               -----------------------
Excess of FIFO costs over LIFO costs.......     55,185  59,178  63,033
                                               -----------------------

  Inventories stated on the LIFO basis represent 39%, 43%, and 58% of the total inventories at December 31, 1995, 1994, and 1993, respectively.

Note 11--Long-Term Debt

                                                       (In thousands)
                                                      ---------------
U.S.                                                    1995    1994
                                                      ---------------
  Industrial development debt issues
     payable through 2022, 5.4%....................   $10,750 $13,650
  Other, 2.2% to 16.9%.............................       336     952
International companies
 Various notes payable through 1998,
     5% to 9.1% ($4,990 secured
     by pledge of assets located abroad)...........     6,243   6,981
                                                      ---------------
Total..............................................    17,329  21,583
Amounts due within one year........................     2,583   5,019
                                                      ---------------
Long-term debt.....................................    14,746  16,564
                                                      ---------------

  Approximate maturities of these obligations over the next five years are $2,583,000 in 1996, $1,480,000 in 1997, $1,057,000 in 1998, $417,000 in 1999,
and $348,000 in 2000. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

Note 12--Contingencies
A portion of the company's business is with departments and agencies of the United States government. Contracts related to this business are subject to profit limitations and terminations. The company also has certain contingent liabilities with respect to commitments and litigation. In the opinion of management, these contingencies will not result in any significant losses to the company.

Notes to Consolidated Financial Statements

Note 13--Short-Term Debt
Short-term bank lines of credit amounted to $18,493,000 of which $15,131,000 was unused at December 31, 1995. Generally, these short-term lines of credit are renewable annually and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $3,362,000 and $4,679,000 at December 31, 1995 and 1994, respectively. The average month-end balance of total short-term borrowings during 1995 was $4,891,000 while the maximum month-end balance of $6,073,000 occurred at January 31, 1995. The average interest rate during 1995 was approximately 13% based upon total short-term interest expense divided by the average month-end balance outstanding, and 14% at year-end. This average interest rate is affected by borrowings in certain countries where local inflation has resulted in relatively high interest rates.

Note 14--Retirement Plans
Substantially all employees are covered by non-contributory pension plans. Various U.S. employees also participate in a contributory retirement savings plan wherein employees may contribute from 1% to 8% of their compensation to a trust fund, to which the company contributes an amount equal to 50% of the employees' contributions. The company's expense for these plans was $3,069,000 in 1995, $4,647,000 in 1994, and $4,408,000 in 1993.
  THE NON-CONTRIBUTORY PENSION PLANS ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 87 WHICH REQUIRES USE OF THE PROJECTED UNIT CREDIT COST METHOD TO DETERMINE THE PROJECTED BENEFIT OBLIGATION AND PLAN COST. THE PRINCIPAL U.S. PLAN IS FUNDED IN COMPLIANCE WITH THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). IT IS THE GENERAL POLICY TO FUND CURRENT COSTS FOR THE INTERNATIONAL PLANS EXCEPT IN GERMANY, WHERE IT IS COMMON PRACTICE AND PERMISSIBLE UNDER TAX LAWS TO ACCRUE BOOK RESERVES. Non-contributory plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.
  Information pertaining to the non-contributory defined benefit plans is provided in the following tables.

Cost for Defined Benefits Plans
(In thousands)                                                                 U.S. Plans                 International Plans
--------------                                                        -----------------------------   ---------------------------
                                                                        1995       1994       1993      1995      1994      1993
                                                                      -----------------------------   ---------------------------
Service cost--benefits earned during the period.....................  $ 2,826    $ 3,458    $ 2,894   $ 1,939   $ 1,686   $ 1,361
Interest cost on projected benefit obligation.......................   10,023      9,834      9,558     4,055     3,170     2,910
Actual (return)/loss on plan assets.................................  (45,817)      (971)   (22,879)   (1,964)     (704)   (2,219)
Net amortization and deferral.......................................   29,169    (13,137)     9,937       896      (267)    1,320
Special pension benefit adjustments associated
     with early retirement and restructuring........................     (508)                 (728)                       (1,655)
                                                                      -----------------------------   ---------------------------
Pension expense (income)............................................   (4,307)      (816)    (1,218)    4,926     3,885     1,717
                                                                      -----------------------------   ---------------------------

Funding Status and Projected Benefit Obligation Reconciliation
December 31 (In thousands)
--------------------------

Actuarial present value of benefit obligations:
     Accumulated benefit obligation
        Vested......................................................  119,959    108,697    108,439    47,125    41,058    22,157
        Nonvested...................................................    1,962      2,043      1,917     1,230     2,422       980
                                                                      -----------------------------   ---------------------------
        Total.......................................................  121,921    110,740    110,356    48,355    43,480    23,137
                                                                      -----------------------------   ---------------------------

Plan assets at fair value, primarily listed stocks and bonds........  209,902    173,171    179,832    18,211    16,922    16,071
Projected benefit obligation........................................  146,097    128,389    136,034    54,101    48,112    35,621
                                                                      -----------------------------   ---------------------------
Plan assets in excess of (less than) projected benefit obligation...   63,805     44,782     43,798   (35,890)  (31,190)  (19,550)
                                                                      -----------------------------   ---------------------------
The excess (less than) consists of:
     Unamortized portion of transition gain (loss), being
        recognized over future years................................    7,017      7,931      9,231    (1,422)   (1,325)     (886)
     Unrecognized net gain (loss) from past experience
        different from that assumed.................................   52,979     38,144     37,331      (331)   (1,719)    1,836
     Unrecognized prior service cost................................   (2,693)    (3,074)    (3,380)     (815)     (544)     (579)
     Minimum liability for unfunded plans...........................    1,301      1,042      1,097
     (Accrued)/prepaid pension cost included in the
        consolidated balance sheet..................................    5,201        739       (481)  (33,322)  (27,602)  (19,921)
                                                                      -----------------------------   ---------------------------
     Total..........................................................   63,805     44,782     43,798   (35,890)  (31,190)  (19,550)
                                                                      -----------------------------   ---------------------------

Assumed long-term rates of return on assets.........................       9%         9%         9%      8-9%      8-9%      7-9%
Assumed discount rates for future benefits..........................   7 1 /4      8 1/4      7 1/2   7-8 1/2     7-8.9   5 3/4-9
Assumed long-term rates for compensation increases..................        5          5          5   4-6 1/2       4-6       3-6

Notes to Consolidated Financial Statements

Note 15--Postretirement Benefits
The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents, THE COSTS FOR WHICH ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS
(SFAS) NO. 106. SFAS NO. 106 REQUIRES RECOGNITION OF RETIREE HEALTH AND LIFE INSURANCE BENEFITS DURING THE EMPLOYEES' SERVICE WITH THE COMPANY. Further information about these benefits is provided in the following tables.

Cost for Benefits
(In thousands)                                                                         1995           1994           1993
--------------                                                                       -------------------------------------
Service cost--benefits earned during the period....................................  $   349        $   471        $   447
Interest cost on projected benefit obligation......................................    1,168          1,198          1,192
Amortization of (gain)/loss........................................................                      40
Special benefit adjustments associated with early retirement and restructuring.....     (247)
                                                                                     -------------------------------------
Retirement benefits expense........................................................    1,270          1,709          1,639
                                                                                     -------------------------------------
Funded Status and Accumulated Postretirement Benefit Obligation Reconciliation
December 31 (In thousands)
--------------------------
Accumulated postretirement benefit obligation:
     Active employees..............................................................    3,352          3,188          3,582
     Other active participants.....................................................    7,224          6,098          7,647
                                                                                     -------------------------------------
                                                                                      10,576          9,286         11,229
     Retirees......................................................................    6,031          5,389          5,615
                                                                                     -------------------------------------
     Total.........................................................................   16,607         14,675         16,844
Unamortized (loss).................................................................   (2,241)          (222)        (2,565)
                                                                                     -------------------------------------
Accrued postretirement benefit cost included in consolidated balance sheet.........   14,366         14,453         14,279
                                                                                     -------------------------------------
Assumed discount rates for future benefits.........................................   7 1/4%         8 1/4%         7 1/2%

  Annual rates of increase in the costs of covered health care benefits assumed for 1995 were 7%, decreasing gradually to 4% for the year 1998 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported; a one-percentage-point increase in each year would increase the accumulated postretirement benefit obligation by $1,220,000 and increase the current service and interest costs for the year by $230,000.


Note 16--Foreign Currency
AN APPROPRIATE FUNCTIONAL CURRENCY IS DETERMINED FOR EACH ENTITY. THE
FINANCIAL STATEMENTS OF COMPANIES FOR WHICH THE UNITED STATES DOLLAR IS DETERMINED TO BE THE FUNCTIONAL CURRENCY ARE TRANSLATED USING APPROPRIATE CURRENT AND HISTORIC EXCHANGE RATES; ADJUSTMENTS RELATED THERETO ARE INCLUDED IN INCOME FOR THE CURRENT PERIOD. THE FINANCIAL STATEMENTS OF ALL OTHER COMPANIES ARE TRANSLATED FROM THEIR FUNCTIONAL CURRENCY INTO UNITED STATES DOLLARS USING CURRENT EXCHANGE RATES; THE RESULTANT TRANSLATION ADJUSTMENTS ARE NOT INCLUDED IN INCOME BUT ARE ACCUMULATED IN A SEPARATE EQUITY ACCOUNT. TRANSACTION GAINS AND LOSSES ARE RECOGNIZED IN INCOME FOR THE CURRENT PERIOD.
  Foreign currency effects are summarized as follows:

                                                        (In thousands)
                                                    ----------------------
                                                     1995    1994    1993
                                                    ----------------------
Currency (gains)/losses charged
  to income arising from:
     Translation--Latin American
       companies................................    $  887  $3,024  $3,080
     Transactions...............................       346     944     121
                                                    ----------------------
     Total......................................     1,233   3,968   3,201
                                                    ----------------------
Currency translation (gains)/losses
  charged directly to equity
  adjustment account............................    (2,876) (5,050)  5,400
                                                    ----------------------


Note 17--Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)
                                                1995                                                      1994
                        ----------------------------------------------------   ----------------------------------------------------
                                        Quarters                                               Quarters
                        -----------------------------------------              -----------------------------------------
                          1st        2nd        3rd        4th        Year        1st        2nd        3rd        4th        Year
                        ----------------------------------------------------   ----------------------------------------------------
Net sales.............  $118,162   $125,207   $119,995   $124,304   $487,668   $109,522   $115,133   $114,889   $120,063   $459,607
Gross profit..........    46,346     48,523     45,110     50,844    190,823     39,009     43,854     42,749     47,270    172,882
Net income............     5,718      5,611      3,836      3,747     18,912      2,560      3,468      4,593      4,708     15,329
                        ----------------------------------------------------   ----------------------------------------------------
Earnings per share....       .98        .96        .67        .71       3.32        .43        .57        .78        .80       2.58
                        ----------------------------------------------------   ----------------------------------------------------

Five-Year Summary of Selected Financial Data

SUMMARY OF OPERATIONS                                        1995           1994           1993           1992           1991
-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except as noted)
Net sales                                                  $487,668       $459,607       $429,220       $502,366       $499,240
-------------------------------------------------------------------------------------------------------------------------------
Other income                                                  4,191          5,463          5,885          9,755          8,886
-------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                       296,845        286,725        273,350        327,555        324,448
-------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative                         138,187        124,714        121,529        130,182        124,983
-------------------------------------------------------------------------------------------------------------------------------
Depreciation                                                 20,002         18,527         17,294         16,831         16,230
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                              1,730          2,224          1,713          1,536          1,739
-------------------------------------------------------------------------------------------------------------------------------
Foreign currency losses                                       1,233          3,968          3,201          5,507          2,456
-------------------------------------------------------------------------------------------------------------------------------
Unusual items                                                   730          3,086           (223)         2,700
-------------------------------------------------------------------------------------------------------------------------------
Taxes on income                                              14,220         10,497          7,686         11,107         15,846
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                            18,912         15,329         10,555         16,703         22,424
-------------------------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)/(1)/                          3.32           2.58           1.73           2.67           3.52
-------------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                                                                   (5,067)        (3,773)
-------------------------------------------------------------------------------------------------------------------------------
Cumulative effect to January 1, 1992 of
   changes in accounting principles/(2)/                                                                  (8,964)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                   18,912         15,329         10,555          2,672         18,651
-------------------------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)/(1)/                          3.32           2.58           1.73            .42           2.92
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends                                                6,193          5,622          5,640          5,608          5,659
-------------------------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)                               1.06            .94            .92            .89            .88
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding          5,681          5,921          6,069          6,225          6,353
-------------------------------------------------------------------------------------------------------------------------------

YEAR-END POSITION
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                            $156,641       $166,494       $164,199       $177,287       $184,378
-------------------------------------------------------------------------------------------------------------------------------
Working capital ratio                                           3.2            3.4            3.7            4.2            3.7
-------------------------------------------------------------------------------------------------------------------------------
Property, at cost                                           339,263        322,109        306,691        305,908        292,338
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                406,600        417,051        407,884        407,772        430,869
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                               14,746         16,564         27,476         28,868         23,009
-------------------------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                 252,368        264,795        258,539        261,927        277,866
-------------------------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                          48.69          45.53          43.00          43.09          44.27
-------------------------------------------------------------------------------------------------------------------------------

(1) Earnings per common share are calculated after deducting dividends on preferred stock and are based on the weighted average number of shares outstanding during each year.

(2) Statements of Financial Accounting Standards No. 106 (Postretirement Benefits), No. 109 (Income Taxes), and No. 112 (Postemployment Benefits) adopted January 1, 1992.