Form 10-K, Exhibit 13
period 1996-12-31
MINE SAFETY APPLIANCES CO
filed 1997-03-26
CIK 66570

                                                                      EXHIBIT 13

Management's Discussion and Analysis

Sales and Earnings

Sales were $500,985,000 in 1996, a 3% increase over the prior year's $487,668,000. Sales in 1995 were 6% higher than sales in 1994 of $459,607,000.
Net income increased 22% in 1996 to $23,061,000 from $18,912,000 in 1995, which was 23% higher than 1994's income of $15,329,000. Earnings per share of common stock was $4.74 in 1996, $3.32 in 1995, and $2.58 in 1994. Earnings per share have benefitted from share repurchases that have reduced average shares outstanding 14% in 1996 and 4% in 1995.

The 1996 sales increase occurred primarily in U.S. commercial markets, while sales to U.S. government agencies once again decreased significantly. International sales improved only slightly, principally in Europe. As in 1995, commercial sales in the U.S. continue to be adversely affected by the impasse on issuance of new Superfund and government site cleanup contracts. The 1995 sales increase occurred primarily in the international markets, particularly in Europe. Overall, 1995 sales by U.S. operations were about the same as 1994, with increases in domestic commercial sales being offset by lower sales to the U.S. government.

U.S. commercial sales increased almost 6% in 1996, as compared to increases of 4% in 1995 and 9% in 1994. Sales of instruments and specialty chemicals sustained in 1996 the growth patterns shown in 1995 and 1994. Conversely, lower government funding and changing customer preferences continue to reduce sales of respiratory protection equipment. A large part of the comparative sales increase in 1994 resulted from the acquisition of Hazco Services, Inc. in the last half of 1993.

Sales by international operations, stated in U.S. dollars, increased 1-1/2% in 1996, 16-1/2% in 1995, and 4-1/2% in 1994. The European economic environment was stagnant in 1996 after notable market growth occurred in Europe in 1995 following stabilization of economic conditions in 1994. Other international markets were about the same in 1996 after significant market growth in 1995 and 1994 occurred in Australia, Brazil and Chile.

Shipments of products to U.S. government agencies in 1996 were $30,893,000, an 11% decrease from 1995 sales of $34,815,000, which were 25% lower than 1994 shipments of $46,478,000. These sales represent 6% of consolidated sales in 1996 as compared to 7% in 1995 and 10% in 1994. New contracts received in 1996 were $14,834,000 as compared to $29,002,000 in 1995 and $27,832,000 in 1994. The 1996
year-end backlog was $14,371,000, a 53% decrease from the 1995 year-end backlog of $30,430,000.

The 1996 gross profit rate was 38.7%, as compared to 39.1% in 1995 and 37.6% in 1994. The profitability of operations reflects cost reductions from improved manufacturing and distribution processes, along with careful expense management. Additionally, commercial sales carry greater margins than military sales; thus the change of sales mix has also contributed to higher profit margins. The 1996 and 1995 gross profit have also been favorably affected by LIFO credits of $10,361,000 and $5,455,000, respectively, arising from liquidations of LIFO inventory values calculated at lower costs incurred in prior years, and adversely affected by charges of $5,200,000 and $2,140,000, respectively, arising from inventory valuation adjustments. The completion and partial termination of some government contracts and ongoing process reengineering has resulted in significant reductions in U.S. manufacturing inventories.

Depreciation, selling and administrative expenses were 31% of sales in 1996, 32% in 1995, and 31% in 1994. The after-tax effects of foreign currency exchange losses charged to income in 1996 reduced net income $667,000 or $.14 per share, as compared to $1,279,000 or $.23 per share in 1995, and $3,840,000 or $.65 per share in 1994. The more significant losses resulted from the currency valuation changes that occurred in Brazil and Mexico in each of the three years. The effective income tax rates were 37.1% in 1996, 42.9% in 1995, and 40.6% in 1994.

Restructuring

During 1996 the company initiated restructuring efforts to reduce its cost structure and improve its competitive position. These actions included employee reductions, writedowns for impaired assets, and facilities consolidation, the most significant of which is the planned closing of the Esmond, Rhode Island plant primarily because of the low level of personal protective equipment business with the U.S. government. Commercial product activities currently performed at Esmond will be relocated to other safety product manufacturing facilities.

The more significant costs included in the $7,786,000 charge to 1996 operations are:

(1) separation pay of $4,581,000, of which $1,303,000 was paid in 1996. The number of employees affected is approximately 270, of which about 110 had terminated as of December 31, 1996. These terminations were primarily in manufacturing operations and administration.

(2) building, machinery and tooling writedowns, the primary non-cash provisions, of $2,961,000.

The accrued termination benefits will be paid during 1997. Other significant cash outlays over the next one to two years will be incurred for relocation of people and equipment, site preparation, start-up costs, and new equipment, and will be charged to income primarily when incurred. The major portion of these costs are expected to occur in 1997. Anticipated future benefits will result from the reduced costs associated with a downsized production capacity better aligned with product demands.

Restructuring charges of $730,000 in 1995 related primarily to workforce reductions at international locations, whereas charges of $3,086,000 in 1994 were primarily applicable to completing the disposition of assets of the former Catalyst Research Division, which was closed in 1992.


Financial Condition and Funds Flow

Cash and cash equivalents decreased $6,854,000 during 1996. Accounts receivable increased $10,785,000 to $101,740,000 at December 31, 1996. Trade receivables expressed in number of days sales outstanding were 71 days, as compared to 65 days in 1995. Inventories decreased $6,581,000 to $77,040,000 at December 31, 1996, resulting from completion of government contracts, improvements in manufacturing and distribution processes, and currency exchange rate changes. Inventory measured against sales turned 6.5 times in 1996 and 5.8 times in 1995. The working capital ratio was 2.5 and 3.2 to 1 at years-end 1996 and 1995, respectively.

Short-term debts of international affiliates are payable in local currencies, which is in keeping with the company's policy of minimizing foreign currency exposures by offsetting foreign currency assets with foreign currency debt. The average interest rate on these loans, which include the effects of borrowing in certain countries where local inflation has resulted in high interest rates, was approximately 13%.

Long-term debt and the current portion thereof decreased $1,458,000 to $15,871,000, a conservative 6% of total capital. Total capital is defined as long-term debt plus current portion of long-term debt and shareholders' equity.

Capital expenditures were $21,583,000 in 1996, as compared to $19,136,000 in 1995. The company has continued its program of plant and equipment modernization to increase efficiency of existing manufacturing and distribution facilities. For the most part, capital expenditures were financed internally through retained earnings. In the past five years, approximately $107 million has been spent on new plants, equipment and distribution facilities.

Dividends paid on the common stock during 1996 (the 79th consecutive year of a dividend payment) were $1.10 per share, up from the $1.06 per share paid during 1995 and $.94 per share paid in 1994. Cash dividends have been paid at a conservative percentage of income, which has permitted the company to finance its growth almost exclusively through retained earnings. During 1996, the company repurchased 601,962 common shares for $28,853,000. As of December 31, 1996, an additional 500,000 shares may be repurchased under current authorizations.

Credit available at year-end with banks was the U.S. dollar equivalent of $17,157,000. The company's financial position remains strong and should provide adequate capital resources for growth.

Cumulative Currency Translation Adjustment

The year-end position of the U.S. dollar relative to foreign currencies resulted in translation losses of $747,000 being charged to the cumulative translation adjustments shareholders equity account in 1996, as compared to gains of $2,876,000 in 1995 and $5,050,000 in 1994. Significant losses occurred in Germany and Japan, offset to some degree by gains in Australia and Britain, in 1996, while significant gains occurred in Germany in 1995 and in Australia, Britain, and Germany in 1994.

The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.

Common Stock

At December 31, 1996, there were 4,611,125 shares of common stock outstanding. There were approximately 410 identifiable common stockholders as of November 15, 1996, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:

                                                                          1996                   1995
-----------------------------------------------------------------------------------------------------------
Quarter                                                             High         Low        High      Low
-----------------------------------------------------------------------------------------------------------
First                                                              $52-1/4        $45-1/4  $45-3/4  $42-1/2
Second                                                             $48            $41      $53      $43-1/2
Third                                                              $51-5/8        $41-1/4  $55      $50-1/2
Fourth                                                             $55-1/2        $50-1/4  $52-1/4  $41

Common stock quarterly cash dividend information is as follows:

                                                                   Amount
                                                                      Per       Record           Payment
Quarter                                                             Share         Date              Date
-----------------------------------------------------------------------------------------------------------
1996
----
First                                                              $   .27    Feb. 16, 1996     March 10, 1996
Second                                                             $   .27    May 17, 1996      June 10, 1996
Third                                                              $   .28    Aug. 16, 1996     Sept. 10, 1996
Fourth                                                             $   .28    Nov. 15, 1996     Dec. 10, 1996
                                                                   -------
Total                                                              $  1.10
                                                                   -------
1995
----
First                                                              $   .25    Feb. 17, 1995     March 10, 1995
Second                                                             $   .27    May 12, 1995      June 10, 1995
Third                                                              $   .27    Aug. 11, 1995     Sept. 10, 1995
Fourth                                                             $   .27    Nov. 17, 1995     Dec. 10, 1995
                                                                   -------
Total                                                              $  1.06
                                                                   -------

MSA 1996 Financial Review

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


/s/ James E. Herald

James E. Herald
Vice President--Finance
Chief Financial Officer

Report of Independent Accountants
To the Shareholders and Board of Directors of Mine Safety Appliances Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings retained in the business, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 17, 1997

Consolidated Statement of Income

(In thousands, except per share amounts)
Year Ended December 31                                                           1996        1995        1994
Net sales                                                                      $500,985   $ 487,668   $ 459,607
Other income                                                                      5,870       4,191       5,463
                                                                               --------------------------------
                                                                                506,855     491,859     465,070
Costs and expenses
   Cost of products sold                                                        307,112     296,845     286,725
   Selling, general and administrative                                          133,071     138,187     124,714
   Depreciation                                                                  22,373      20,002      18,527
   Interest                                                                       1,595       1,730       2,224
   Foreign currency losses                                                          735       1,233       3,968
   Facilities consolidation and restructuring charges                             7,786         730       3,086
   Contract costs recovery                                                       (2,484)
                                                                               --------------------------------
                                                                                470,188     458,727     439,244
                                                                               --------------------------------
Income before income taxes                                                       36,667      33,132      25,826
Provision for income taxes                                                       13,606      14,220      10,497
                                                                               --------------------------------
Net income                                                                     $ 23,061   $  18,912   $  15,329
                                                                               ================================
Earnings per common share                                                         $4.74       $3.32       $2.58
                                                                               ================================
Consolidated Statement of Earnings Retained in the Business

(In thousands)
Year Ended December 31                                                             1996        1995        1994
At beginning of year                                                           $309,712   $ 296,993   $ 287,286
Net income                                                                       23,061      18,912      15,329
Dividends declared
   Common                                                                        (6,811)     (6,140)     (5,569)
   Preferred                                                                        (64)        (53)        (53)
                                                                               --------------------------------
At end of year                                                                 $325,898   $ 309,712   $ 296,993
                                                                               ================================

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In thousands, except per share amounts)
December 31                                                                        1996        1995
Assets
Current Assets
Cash                                                                           $  7,963   $   4,807
Temporary investments, at cost which approximates market                         17,133      27,143
Receivables, less allowance for doubtful accounts $2,993 and $2,640
                                                                                101,740      90,955
Inventories                                                                      77,040      83,621
Deferred tax assets--net                                                         18,659      16,165
Prepaid expenses and other current assets                                         5,872       5,934
                                                                               --------------------
Total current assets                                                            228,407     228,625
                                                                               --------------------
Property
Land                                                                              6,196       6,639
Buildings                                                                       106,767     106,927
Machinery and equipment                                                         224,390     218,977
Construction in progress                                                         10,079       6,720
                                                                               --------------------
Total                                                                           347,432     339,263
Less accumulated depreciation                                                  (200,374)   (188,157)
                                                                               --------------------
Net property                                                                    147,058     151,106
                                                                               --------------------
Other Assets                                                                     32,217      26,869
                                                                               --------------------
Total                                                                          $407,682   $ 406,600
                                                                               ====================
Liabilities
Current Liabilities
Notes payable and current portion of long-term debt                            $  8,239   $   6,003
Accounts payable                                                                 27,584      24,123
Employees' compensation                                                          13,666      13,109
Insurance                                                                         9,965       9,760
Taxes on income                                                                   9,156         466
Other current liabilities                                                        23,204      18,523
                                                                               --------------------
Total current liabilities                                                        91,814      71,984
                                                                               --------------------
Long-term Debt                                                                   13,278      14,746
                                                                               --------------------
Other Liabilities
Deferred tax liabilities--net                                                    16,781      16,957
Pensions and other employee benefits                                             43,504      48,276
Other noncurrent liabilities                                                        873       1,097
                                                                               --------------------
Total other liabilities                                                          61,158      66,330
                                                                               --------------------
Shareholders' Equity
     Preferred stock, 4-1/2% cumulative, $50 par value (callable at $52.50)       3,569       3,569
Common stock, no par value (shares outstanding:
1996--4,611,125; 1995--5,182,757)                                                10,866       8,300
Stock compensation trust                                                        (28,200)
Cumulative translation adjustments                                                1,430       2,177
Earnings retained in the business                                               325,898     309,712
Treasury shares, at cost                                                        (72,131)    (70,218)
                                                                               --------------------
Total shareholders' equity                                                      241,432     253,540
                                                                               --------------------
Total                                                                          $407,682   $ 406,600
                                                                               ====================

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)
Year Ended December 31                                                             1996        1995        1994
Operating Activities
   Net income                                                                  $ 23,061   $  18,912   $  15,329
   Depreciation                                                                  22,373      20,002      18,527
   Pensions                                                                      (2,716)     (2,510)     (1,305)
   Deferred income taxes                                                         (2,525)       (601)         61
   Receivables                                                                  (10,785)     (2,257)     (6,801)
   Inventories                                                                    6,581      (6,655)      4,488
   Accounts payable and accrued liabilities                                      16,157       4,902       6,963
   Other assets and liabilities                                                     961         210        (754)
   Other--including currency exchange adjustments                                 3,348       3,607       4,163
                                                                               --------------------------------
   Cash Flow From Operating Activities                                           56,455      35,610      40,671
                                                                               --------------------------------
Investing Activities
   Property additions                                                           (21,583)    (19,136)    (22,614)
   Property disposals                                                             1,889       1,811       4,983
   Acquisitions and other investing                                             (10,276)     (2,170)      6,130
                                                                               --------------------------------
   Cash Flow From Investing Activities                                          (29,970)    (19,495)    (11,501)
                                                                               --------------------------------
Financing Activities
   Additions to long-term debt                                                      146         218       2,167
   Reductions of long-term debt                                                  (1,445)     (2,078)    (13,949)
   Cash dividends                                                                (5,438)     (6,193)     (5,622)
   Stock options and purchases of company's stock                               (27,547)    (28,030)     (8,526)
   Changes in notes payable and short-term debt                                   2,247      (3,973)      2,978
                                                                               --------------------------------
   Cash Flow From Financing Activities                                          (32,037)    (40,056)    (22,952)
                                                                               --------------------------------
Effect of exchange rate changes on cash                                          (1,302)      1,471       1,768
                                                                               --------------------------------
Increase (decrease) in cash and cash equivalents                                 (6,854)    (22,470)      7,986
Beginning cash and cash equivalents                                              31,950      54,420      46,434
                                                                               --------------------------------
Ending cash and cash equivalents                                               $ 25,096   $  31,950   $  54,420
                                                                               ================================
Supplemental cash flow information:
   Interest payments                                                           $  1,419   $   1,922   $   1,983
   Income tax payments                                                            9,893      13,638      13,947

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

Property is stated at cost. Depreciation is based on estimated useful lives using accelerated and straight-line methods. Maintenance and repairs are charged to expense. Renewals and betterments which substantially extend the useful life of property are capitalized. Profits or losses resulting from dispositions are included in income.

The financial statements of companies for which the United States dollar is determined to be the functional currency are translated using current and historic exchange rates; adjustments related thereto are included in income for the current period. The financial statements of all other companies are translated from their functional currency into United States dollars using current exchange rates; the resultant translation adjustments are not included in income but are accumulated in a separate equity account. Transaction gains and losses are recognized in income for the current period.

Cash and cash equivalents in the Consolidated Statement of Cash Flows includes temporary investments that are readily marketable and have minimal risk as to change in value. Certain securities have maturities in excess of ninety days; but, as part of the company's cash management program, maturities are scheduled based on expected cash needs for the ensuing twelve months.

Earnings per share is computed based upon the weighted average number of common shares outstanding during each year. Shares held by the stock compensation trust that have not been committed to be released are not considered as outstanding shares. The computation recognizes dividends paid on preferred stock but does not include a negligible dilutive effect of stock options.

Note 2--Other Income

Other income is summarized as follows:
                                                      (In thousands)
                                                -------------------------
                                                 1996      1995     1994
                                                -------------------------
Interest                                        $ 2,628   $3,585   $3,043
Commissions, royalties
  and product services                            1,944    1,959    1,940
Dispositions of assets                            1,725     (320)     103
Equity in earnings of affiliates                    656     (451)     212
Other                                            (1,083)    (582)     165
                                                -------------------------
Total                                             5,870    4,191    5,463
                                                -------------------------

Note 3--Inventories

The U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued at the lower of cost, using average or current standard costs which approximate actual costs on a first-in, first-out (FIFO) basis, or market, determined by replacement cost or net realizable value.

Significant reductions of domestic inventories during 1996, 1995 and 1994 caused liquidations of LIFO inventory values calculated at lower costs incurred in prior years. The effect of these liquidations has been to reduce cost of sales by $10,361,000 in 1996, $5,455,000 in 1995 and $6,923,000 in 1994, and to
increase net income by $6,217,000 ($1.28 per share), $3,200,000 ($.56 per share) and $4,189,000 ($.71 per share), respectively.

Inventories are summarized as follows:

                                               (In thousands)
                                          -------------------------
                                           1996     1995     1994
                                          -------------------------
Finished products                         $32,042  $34,970  $33,576
Work in process                            15,311   16,135   14,013
Raw materials and supplies                 29,687   32,516   29,377
                                          -------------------------
Total inventories                          77,040   83,621   76,966
                                          -------------------------
Excess of FIFO costs over LIFO costs       45,740   55,185   59,178
                                          -------------------------

Inventories stated on the LIFO basis represent 39%, 39%, and 43% of the total inventories at December 31, 1996, 1995, and 1994, respectively.

Note 4--Long-Term Debt

                                             (In thousands)
                                            ----------------
U.S.                                         1996     1995
                                            ----------------
  Industrial development debt issues
     payable through 2022, 4.6%             $10,950  $10,750
  Other, 2.2% to 16.9%                          218      336
International companies
  Various notes payable through 1998,
     5.3% to 9.0% ($3,348 secured
     by pledge of assets located abroad)      4,703    6,243
                                            ----------------
Total                                        15,871   17,329
Amounts due within one year                   2,593    2,583
                                            ----------------
Long-term debt                               13,278   14,746
                                            ----------------

Approximate maturities of these obligations over the next five years are $2,593,000 in 1997, $1,142,000 in 1998, $404,000 in 1999, $330,000 in 2000, and
$326,000 in 2001. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

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

Information about the company's operations in different geographic areas is summarized as follows:

                                                           (In thousands)
                                                   ------------------------------
                                                     1996       1995       1994
                                                   ------------------------------
Net Sales and Revenues
  U.S. operations                                  $283,805   $274,148   $277,591
  European operations                               139,083    135,367    114,030
  Other non-U.S. operations                          79,371     79,164     70,091
                                                   ------------------------------
  Net Sales and Revenues                            502,259    488,679    461,712
                                                   ------------------------------
Intercompany Transfers
  U.S. operations                                    24,364     22,779     19,067
  European operations                                17,588     18,014     13,601
  Other non-U.S. operations                             769        795        625
                                                   ------------------------------
  Intercompany Transfers                             42,721     41,588     33,293
                                                   ------------------------------
Operating Profit and Income Before Income Taxes
  U.S. operations                                    30,048     22,870     20,195
  European operations                                 4,810      4,984      3,896
  Other non-U.S. operations                           4,980      6,475      4,624
  Eliminations                                         (897)    (1,970)      (935)
                                                   ------------------------------
  Operating Profit                                   38,941     32,359     27,780
  Interest expense                                   (1,595)    (1,730)    (2,224)
  Corporate income/(expense)--net                      (679)     2,503        270
                                                   ------------------------------
  Income Before Income Taxes                         36,667     33,132     25,826
                                                   ------------------------------
Identifiable Assets and Total Assets
  U.S. operations                                   246,329    234,237    236,286
  European operations                               104,676    106,854     96,963
  Other non-U.S. operations                          45,799     44,050     38,615
  Eliminations                                      (19,211)   (14,684)   (14,476)
                                                   ------------------------------
  Identifiable Assets                               377,593    370,457    357,388
  Corporate assets                                   30,089     35,820     58,455
  Discontinued operations                                          323      1,208
                                                   ------------------------------
  Total Assets                                      407,682    406,600    417,051
                                                   ------------------------------
Net Assets of Non-U.S. Operations                   103,018     99,163     92,285
                                                   ------------------------------
Net Income of Non-U.S. Operations                     8,882      6,364      4,675
                                                   ------------------------------

Transfers between geographic areas are stated at established intercompany selling prices. Operating profit is total revenues less operating expenses. Interest income and expense, equity in unconsolidated affiliates, facilities consolidation and restructuring charges, contract costs recovery, and income taxes have not been included in computing operating profit. Corporate assets not included in identifiable assets are principally cash and investments.

Sales by U.S. operations to U.S. government agencies were $30,893,000 in 1996, $34,815,000 in 1995, and $46,478,000 in 1994.

Note 6--Restructuring

Restructuring charges of $7,786,000 in 1996, most of which relate to the planned closing of the company's Esmond, Rhode Island safety products manufacturing facility, include $4,581,000 for separation pay to approximately 270 employees and $2,961,000 for impaired assets. Charges of $730,000 in 1995 related primarily to workforce reductions at international locations, and 1994 charges of $3,086,000 applied primarily to disposition of assets of the Catalyst Research Division, which was closed in 1992.

Note 7--Research and Development Expense

Research and development costs, charged against income as incurred, were $19,122,000 in 1996, $20,366,000 in 1995, and $20,575,000 in 1994.

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

The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                            (In thousands)
                                                    ------------------------------
                                                      1996       1995       1994
                                                    ------------------------------
Income Before Income Taxes
U.S. income                                         $ 31,087   $ 28,501   $ 19,933
Non-U.S. income                                       12,267     11,700     11,177
Currency translation (losses)                           (641)      (887)    (3,024)
Eliminations                                          (6,046)    (6,182)    (2,260)
                                                    ------------------------------
Income Before Income Taxes                            36,667     33,132     25,826
                                                    ------------------------------
Provisions For Income Taxes
Current
  Federal                                              9,549      8,451      6,220
  State                                                1,634      1,642      1,537
  Non-U.S.                                             4,948      4,728      2,679
                                                    ------------------------------
  Total current provision                             16,131     14,821     10,436
                                                    ------------------------------
Deferred
  Federal                                               (900)      (584)      (801)
  State                                                 (146)       (13)       (43)
  Non-U.S.                                            (1,479)        (4)       905
                                                    ------------------------------
  Total deferred provision                            (2,525)      (601)        61
                                                    ------------------------------
Provisions for Income Taxes                           13,606     14,220     10,497
                                                    ------------------------------

The components of deferred taxes are as follows:

Deferred tax assets
  Postretirement benefits                              5,905      5,666      5,903
  Inventory reserves and unrealized profits            5,463      5,975      5,344
  Vacation allowances                                  2,023      2,048      2,054
  Postemployment benefits                              1,251      1,251      1,580
  Liability insurance                                  3,124      3,153      2,319
  Loss carryforwards                                     350      1,785      2,502
  Restructuring                                        1,089
  Other                                                4,900      3,489      3,583
                                                    ------------------------------
  Total deferred tax assets                           24,105     23,367     23,285
                                                    ------------------------------
Deferred tax (liability)--depreciation               (22,227)   (24,159)   (24,588)
                                                    ------------------------------
Net deferred taxes                                     1,878       (792)    (1,303)
                                                    ------------------------------

The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:


Provision for income taxes at statutory rate    12,833   11,596   9,039
State income taxes                                 967    1,059     971
Currency translation                               313      310   1,058
Non-U.S. taxes                                    (995)     694    (293)
Other--net                                         488      561    (278)
                                                -----------------------
Provision for income taxes                      13,606   14,220  10,497
                                                -----------------------

Undistributed earnings of international companies for which U.S. income taxes have not been provided were $66,690,000 at December 31, 1996.

Note 9--Capital Stock
The authorized capital of the company consists of:

   . Common stock, no par value--20,000,000 shares
   . Second cumulative preferred voting stock, $10 par value--1,000,000 shares . 4-1/2% cumulative preferred stock, $50 par value--100,000 shares

Common stock activity is summarized as follows:

                                                                                                          (In thousands)
                                                              Stock        Stock                  ----------------------------------
                                                             Shares    Compensation    Shares In   Common   Compensation   Treasury
                                                             Issued        Trust       Treasury     Stock       Trust        Cost
                                                            ------------------------------------  ---------------------------------
Balances January 1, 1994                                    6,713,503                    701,875  $ 8,048                 $(31,878)
Management Share Incentive Plan forfeitures                                                  632                               (27)
Purchased for treasury                                                                   195,324                            (8,483)
                                                            ------------------------------------  ---------------------------------
Balances December 31, 1994                                  6,713,503                    897,831    8,048                  (40,388)
Stock options exercised                                         5,900                                 252
Purchased for treasury                                                                   638,815                           (28,277)
                                                            ------------------------------------  ---------------------------------
Balances December 31, 1995                                  6,719,403                  1,536,646    8,300                  (68,665)
Management Share Incentive Plan issues                         17,050                                 771
Management Share Incentive Plan forfeitures                      (560)                                (25)
Stock options exercised                                        13,840                                 602
Sale to Stock Compensation Trust                                            600,000     (600,000)   1,218       $(28,200)   26,982
Purchased for treasury                                                                   601,962                           (28,853)
                                                            ------------------------------------  ---------------------------------
Balances December 31, 1996                                  6,749,733       600,000    1,538,608   10,866        (28,200)  (70,536)
                                                            ------------------------------------  ---------------------------------

Second cumulative preferred voting stock--none has been issued.

As to the 4-1/2% cumulative preferred stock, 71,373 shares have been issued (none during the three years ended December 31, 1996), while the amounts held in treasury at each year end are 1996 - 49,313 shares, $1,595; 1995 - 47,935 shares, $1,553; and 1994 - 47,775 shares, $1,548.

The company has established the Mine Safety Appliances Company Stock Compensation Trust, the purpose of which is to fund certain benefit plans, including employee stock options and awards. In June 1996, the company sold 600,000 treasury shares, at market value, to the Trust, in exchange for a $28,200,000 promissory note, 8% interest, payable to the company.

On February 10, 1997, the company adopted a Shareholder Rights Plan which includes distribution of rights as a dividend at the rate of one right for each share of the company's common stock owned on February 21, 1997. Each right will entitle the holder to buy a fraction of a share of a participating preferred stock for $225 in the event certain persons or groups acquire 15% or more of the company's outstanding common stock. Each right will entitle its holder to purchase common stock having a value twice the exercise price. These rights will expire on February 21, 2007.

Note 10--Leases

The company leases warehouses, sales offices, manufacturing facilities and equipment under agreements expiring at various dates through 2001, with renewal options existing for varying periods. Rental expense for these leases charged to income was $6,956,000 in 1996, $6,970,000 in 1995, and $6,452,000 in 1994.
Future minimum rental commitments under noncancelable leases are not significant.

Note 11/Quarterly Financial Information (Unaudited)
(In thousands, except earnings per share)

                                                       1996                                             1995
                             -----------------------------------------------------  ------------------------------------------------
                                                     Quarters                                         Quarters
                             --------------------------------------------           ---------------------------------------
                                 1st         2nd        3rd       4th       Year      1st       2nd       3rd       4th       Year
                             -----------------------------------------------------  ------------------------------------------------

Net sales                       $115,371    $123,879  $121,744  $139,991  $500,985  $118,162  $125,207  $119,995  $124,304  $487,668

Gross profit                      41,325      44,491    47,465    60,592   193,873    46,346    48,523    45,110    50,844   190,823

Net income                         3,139       3,756     6,116    10,050    23,061     5,718     5,611     3,836     3,747    18,912
                             -----------------------------------------------------  ------------------------------------------------
Earnings per share                   .61         .76      1.26      2.11      4.74       .98       .96       .67       .71      3.32
                             -----------------------------------------------------  ------------------------------------------------

Note 12--Short-Term Debt

Short-term bank lines of credit amounted to $19,131,000 of which $17,157,000 was unused at December 31, 1996. Generally, these short-term lines of credit are renewable annually and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $5,491,000 and $3,362,000 at December 31, 1996 and 1995, respectively. The average month-end balance of total short-term borrowings during 1996 was $2,912,000 while the maximum month-end balance of $5,491,000 occurred at December 31, 1996. The average interest rate during 1996 was approximately 13% based upon total short-term interest expense divided by the average month-end balance outstanding, and 18% at year-end. This average interest rate is affected by borrowings in certain countries where local inflation has resulted in relatively high interest rates.

Note 13--Retirement Plans

Substantially all employees are covered by non-contributory pension plans. Various U.S. employees also participate in a contributory retirement savings plan wherein employees may contribute from 1% to 10% of their compensation to a trust fund, to which the company contributes an amount equal to 50% of the employees' contributions not in excess of 8%. The company's expense for these plans was $2,798,000 in 1996, $3,069,000 in 1995, and $4,647,000 in 1994.

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

Information pertaining to the non-contributory defined benefit plans is provided in the following tables.


Cost for Defined Benefits Plans                                       U.S. Plans                    International Plans
                                                          ---------------------------------   -------------------------------
(In thousands)                                               1996      1995            1994       1996       1995       1994
--------------                                            ---------------------------------   -------------------------------
Service cost--benefits earned during the period             $  3,205    $  2,826   $  3,458   $  2,036  $   1,939   $  1,686
Interest cost on projected benefit obligation                  9,892      10,023      9,834      4,003      4,055      3,170
Actual (return)/loss on plan assets                          (33,411)    (45,817)      (971)    (1,861)    (1,964)      (704)
Net amortization and deferral                                 15,667      29,169    (13,137)       601        896       (267)
Special pension benefit adjustments associated
     with early retirement and restructuring                                (508)
                                                          ---------------------------------   -------------------------------
Pension expense (income)                                      (4,647)     (4,307)      (816)     4,779      4,926      3,885
                                                          ---------------------------------   -------------------------------
Funding Status and Projected Benefit Obligation
     Reconciliation
December 31 (In thousands)
--------------------------
Actuarial present value of benefit obligations
     Accumulated benefit obligation
        Vested                                               119,131     119,959    108,697     38,088     47,125     41,058
        Nonvested                                              1,904       1,962      2,043      9,874      1,230      2,422
                                                          ---------------------------------   -------------------------------
        Total                                                121,035     121,921    110,740     47,962     48,355     43,480
                                                          ---------------------------------   -------------------------------
Plan assets at fair value, primarily listed stocks and
 bonds                                                       234,591     209,902    173,171     20,744     18,211     16,922
Projected benefit obligation                                 141,702     146,097    128,389     50,565     54,101     48,112
                                                          ---------------------------------   -------------------------------
Plan assets in excess of (less than) projected benefit
 obligation                                                   92,889      63,805     44,782    (29,821)   (35,890)   (31,190)
                                                          ---------------------------------   -------------------------------
The excess (less than) consists of
     Unamortized portion of transition gain (loss),
        being recognized over future years                     6,104       7,017      7,931     (1,111)    (1,422)    (1,325)
     Unrecognized net gain (loss) from past experience
        different from that assumed                           77,562      52,979     38,144      5,131       (331)    (1,719)
     Unrecognized prior service cost                          (2,326)     (2,693)    (3,074)      (675)      (815)      (544)
     Minimum liability for unfunded plans                        963       1,301      1,042
     (Accrued)/prepaid pension cost included in the
        consolidated balance sheet                            10,586       5,201        739    (33,166)   (33,322)   (27,602)
                                                          ---------------------------------   -------------------------------
     Total                                                    92,889      63,805     44,782    (29,821)   (35,890)   (31,190)
                                                          ---------------------------------   -------------------------------
Assumed long-term rates of return on assets                        9%          9%         9%       8-9%       8-9%       8-9%
Assumed discount rates for future benefits                     7-1/2       7-1/4      8-1/4      6.1-8    7-8-1/2      7-8.9
Assumed long-term rates for compensation increases             4-1/2           5          5        3-6    4-6-1/2        4-6

Note 14--Postretirement Benefits

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

Cost for Benefits
(In thousands)                                                                      1996      1995      1994
--------------                                                                    ---------------------------
Service cost--benefits earned during the period                                   $   408   $   349   $   471
Interest cost on projected benefit obligation                                       1,152     1,168     1,198
Amortization of (gain)/loss                                                                                40
Special benefit adjustments associated with early retirement and restructuring         36      (247)
                                                                                  ---------------------------
Retirement benefits expense                                                         1,596     1,270     1,709
                                                                                  ---------------------------
Funded Status and Accumulated Postretirement Benefit Obligation Reconciliation
December 31 (In thousands)
--------------------------
Accumulated postretirement benefit obligation
     Active employees                                                               3,214     3,352     3,188
     Other active participants                                                      6,955     7,224     6,098
                                                                                  ---------------------------
                                                                                   10,169    10,576     9,286
     Retirees                                                                       6,268     6,031     5,389
                                                                                  ---------------------------
     Total                                                                         16,437    16,607    14,675
Unamortized (loss)                                                                 (1,431)   (2,241)     (222)
                                                                                  ---------------------------
Accrued postretirement benefit cost included in consolidated balance sheet         15,006    14,366    14,453
                                                                                  ---------------------------
Assumed discount rates for future benefits                                          7-1/2%    7-1/4%    8-1/4%
                                                                                  ---------------------------

Annual rates of increase in the costs of covered health care benefits assumed for 1996 were 7%, decreasing gradually to 4% for the year 1999 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported; a one-percentage-point increase in each year would increase the accumulated postretirement benefit obligation by $1,157,000 and increase the current service and interest costs for the year by $147,000.

Note 15--Stock Plans

The company's Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through December 1997. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 1996, there were 257,090 shares and 37,800 shares, respectively, reserved for future grants pursuant to these Plans.

Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Restricted stock awards are granted (17,050 shares in 1996) to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. The company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for the stock option grants. Compensation cost for the restricted stock awards is measured by the market value of the shares when awarded and is amortized by charges to operations over the period that the employee provides the service. The expense charged to operations was $350,000 in 1996, $238,000 in 1995, and $413,000 in 1994. The company's net income and earnings per share would not be significantly affected if compensation cost for these Plans was determined based on fair value at grant dates consistent with the method provided in Statement of Financial Accounting Standards No. 123.

A summary of the two stock option plans follows:

                                                     1996                        1995                     1994
                                     ------------------------------------------------------------------------------------
                                                      Weighted-Average         Weighted-Average          Weighted-Average
                                         Shares        Exercise Price  Shares   Exercise Price  Shares    Exercise Price
                                     ------------------------------------------------------------------------------------
Outstanding at beginning of year              46,360           $46.18  49,260           $45.89  32,520         $48.31
Granted                                       31,455            46.37   3,000            44.00  20,140          44.59
Exercised                                    (13,840)           43.49  (5,900)           42.62
Forfeited                                     (5,610)           47.50                           (3,400)         61.33
                                     ------------------------------------------------------------------------------------
Outstanding at end of year                    58,365            46.77  46,360            46.18  49,260          45.89
                                     ------------------------------------------------------------------------------------
Options exercisable at year-end               58,365                   44,473                   45,101
                                     ------------------------------------------------------------------------------------

The options outstanding at December 31, 1996 have a weighted-average remaining contractual life of approximately 7.3 years and an exercise price range of $40.43 to $55.75.

                 FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

SUMMARY OF OPERATIONS                                        1996      1995       1994      1993       1992
-------------------------------------------------------------------------------------------------------------
(In thousands, except as noted)
Net sales                                                  $500,985  $487,668   $459,607  $429,220   $502,366
-------------------------------------------------------------------------------------------------------------
Other income                                                  5,870     4,191      5,463     5,885      9,755
-------------------------------------------------------------------------------------------------------------
Cost of products sold                                       307,112   296,845    286,725   273,350    327,555
-------------------------------------------------------------------------------------------------------------
Selling, general and administrative                         133,071   138,187    124,714   121,529    130,182
-------------------------------------------------------------------------------------------------------------
Depreciation                                                 22,373    20,002     18,527    17,294     16,831
-------------------------------------------------------------------------------------------------------------
Interest expense                                              1,595     1,730      2,224     1,713      1,536
-------------------------------------------------------------------------------------------------------------
Foreign currency losses                                         735     1,233      3,968     3,201      5,507
-------------------------------------------------------------------------------------------------------------
Unusual items                                                 5,302       730      3,086      (223)     2,700
-------------------------------------------------------------------------------------------------------------
Taxes on income                                              13,606    14,220     10,497     7,686     11,107
-------------------------------------------------------------------------------------------------------------
Income from continuing operations                            23,061    18,912     15,329    10,555     16,703
-------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)(1)                            4.74      3.32       2.58      1.73       2.67
-------------------------------------------------------------------------------------------------------------
Discontinued operations                                                                                (5,067)
-------------------------------------------------------------------------------------------------------------
Cumulative effect to January 1, 1992 of
   changes in accounting principles(2)                                                                 (8,964)
-------------------------------------------------------------------------------------------------------------
Net income                                                   23,061    18,912     15,329    10,555      2,672
-------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)(1)                            4.74      3.32       2.58      1.73        .42
-------------------------------------------------------------------------------------------------------------
Cash dividends                                                5,438     6,193      5,622     5,640      5,608
-------------------------------------------------------------------------------------------------------------
   Per common share (in dollars)                               1.10      1.06        .94       .92        .89
-------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding(1)       4,852     5,681      5,921     6,069      6,225
-------------------------------------------------------------------------------------------------------------

YEAR-END POSITION
-------------------------------------------------------------------------------------------------------------
Working capital                                            $136,593  $156,641   $166,494  $164,199   $177,287
-------------------------------------------------------------------------------------------------------------
Working capital ratio                                           2.5       3.2        3.4       3.7        4.2
-------------------------------------------------------------------------------------------------------------
Property, at cost                                           347,432   339,263    322,109   306,691    305,908
-------------------------------------------------------------------------------------------------------------
Total assets                                                407,682   406,600    417,051   407,884    407,772
-------------------------------------------------------------------------------------------------------------
Long-term debt                                               13,278    14,746     16,564    27,476     28,868
-------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                 240,329   252,368    264,795   258,539    261,927
-------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                          52.12     48.69      45.53     43.00      43.09
-------------------------------------------------------------------------------------------------------------

(1) Earnings per common share are calculated after deducting dividends on preferred stock and are based on the weighted average number of shares outstanding during each year. Shares not committed by the Stock Compensation Trust are not considered as outstanding shares.

(2) Statements of Financial Accounting Standards No. 106 (Postretirement Benefits), No. 109 (Income Taxes), and No. 112 (Postemployment Benefits) adopted January 1, 1992.