Form 10-K405, Exhibit 13
period 1997-12-31
MINE SAFETY APPLIANCES CO
filed 1998-03-26
CIK 66570

                                                                      Exhibit 13

Management's Discussion and Analysis

Results of Operations

     1997 versus 1996 -- Sales for 1997 were $494.3 million, a decrease of $6.7 million, or 1%, from $501.0 million in 1996. The slight decline in sales reflects the absence of U.S. military gas mask business and the negative currency translation effect of the strong U.S. dollar, particularly in relation to continental European currencies. These decreases were offset by improved sales in U.S. commercial markets and modest growth in local currency sales in international markets.

     Sales by U.S. operations decreased 3% in 1997. Sales for 1996 included some military gas mask business on contracts which were expiring and several large special instrument orders. Sales of specialty chemicals continued to grow in 1997, although at a more modest pace than in recent years. Personal protective equipment sales in commercial markets improved during 1997 and also benefited from the inclusion of a full year's sales from the fall protection and disposable respirator acquisitions which were made in 1996.

     Sales by European operations, stated in U.S. dollars, decreased 11% in 1997. Although local currency sales in Europe improved slightly in 1997, negative currency translation effects, particularly in Germany, resulted in the decrease when stated in U.S. dollars. Sales by MSA's operations outside the U.S. and Europe increased 22% in 1997. The inclusion of MSA Africa, which became wholly owned at the beginning of 1997, was a major factor in this improvement. Latin American and Asian operations reported strong sales growth.

     Gross profit for 1997 was $192.1 million, a decrease of $1.8 million, or 1%, from $193.9 million in 1996. The 1997 ratio of gross profit to sales improved slightly to 38.9% from 38.7%. While the gross profit percentage has been relatively stable over the past three years, the current levels represent an overall improvement from the roughly 36% gross profit level in 1992 through 1994. The improved gross profit percentage in 1997 is the result of cost reductions from improved manufacturing processes and the continuing sales mix shift away from lower-margin military sales to higher-margin commercial sales. Gross profit in 1996 also benefited from liquidations of lower-cost LIFO inventories which were not repeated in 1997. Excluding this effect, gross margin percentages improved in 1997 in the U.S., while those in Europe slipped.

     Research and development expenses in 1997 were $16.7 million, compared to $19.1 million in 1996. The decrease reflects an emphasis on core-product research, more limited external research purchases, and higher reimbursements for research performed under contracts with customers in 1997. Research expenses incurred in Germany were also lower, when stated in U.S. dollars, due to currency translation effects.

     Depreciation, selling and administrative expenses increased $516,000 to $156.0 million in 1997, and increased as a percent of sales to 31.6% from 31.0% in 1996. The modest increase reflects expenses incurred in conjunction with the Enterprise Wide System and Global New Product Development initiatives, partially offset by favorable currency translation effects associated with the strong U.S. dollar. Ongoing depreciation, and selling and administrative expenses were generally lower than in 1996.

     Currency exchange losses charged to income in 1997 were $40,000, compared to $735,000 in 1996. The most significant losses from currency valuation changes in both years occurred in Brazil.

     The effective income tax rate, for which further information is included in note 8, was 39.7% in 1997 and 37.1% in 1996. The higher effective rate in 1997 reflects additional tax expenses at international companies.

     Net income in 1997 decreased $1.2 million to $21.9 million from $23.1 million in 1996. Basic earnings per share of common stock improved in 1997 to $4.81, compared to $4.74 in 1996. Earnings per share benefited from share repurchases that reduced average shares outstanding by 7% in 1997.

     1996 versus 1995 -- Sales for 1996 were $501.0 million, an increase of $13.3 million, or 3%, from $487.7 million in 1995. The increase occurred primarily in U.S. commercial markets. Sales by international operations improved modestly in 1996, mainly in Europe.

     Sales by U.S. operations increased 4% in 1996. The 1996 U.S. sales increase occurred primarily in commercial markets, while sales to U.S. government agencies decreased significantly, continuing the trend of declining military gas mask business. Commercial sales of instrument and specialty chemicals sustained the growth pattern shown in 1995 and 1994. Conversely, lower government funding and changing customer preferences continued to reduce commercial sales of respiratory protection equipment.

     Sales by European operations, stated in U.S. dollars, increased 3% in 1996. The modest growth reflected a stagnant European economic environment in 1996, after noticeable growth in 1995. Other international markets were about the same in 1996, after significant growth in 1995 occurred in Australia, Brazil, and Chile.

     Gross profit for 1996 was $193.9 million, a $3.1 million, or 2% increase over $190.8 million in 1995. The 1996 ratio of gross profit to sales declined slightly to 38.7% from 39.1% in 1995. Gross margin percentages in both 1996 and 1995 improved as a result of manufacturing process improvements, the shift in product mix away from military sales to commercial sales, and significant credits resulting from liquidations of lower-cost LIFO inventories.

     Depreciation, selling and administrative expenses in 1996 decreased $2.8 million, or 2%, to $155.4 million, and decreased as a percent of sales to 31.0% from 32.4% in 1995. The decrease reflects lower field sales and marketing expenses, resulting from the rationalization of distribution channels in the U.S.

     Currency exchange losses charged to income in 1996 were $735,000, compared to $1.2 million in 1995. The most significant losses from currency valuation changes in both years occurred in Brazil and Mexico.

     Results for 1996 also included a $2.5 million settlement with the U.S. government regarding the partial termination of earlier gas mask contracts, which resulted in the recovery of costs incurred in prior years.

     The effective income tax rate, for which further information is included in note 8, was 37.1% in 1996 and 42.9% in 1995. The lower effective rate in 1996 reflects additional tax benefits from international operations.

     Net income in 1996 increased $4.2 million to $23.1 million from $18.9 million in 1995. Basic earnings per share of common stock improved in 1996 to $4.74, compared to $3.32 in 1995. Earnings per share benefited from share repurchases that reduced average shares outstanding 14% in 1996.

Restructuring

     During 1997 the company substantially completed the U.S. restructuring activities which were initiated in late 1996 to reduce costs and better align production capacities with demand. The most significant of these activities was the closing of the Esmond, Rhode Island, plant, which was required primarily because of low levels of U.S. military gas mask business. In 1997, Esmond's commercial product activities were relocated to other manufacturing facilities, all Esmond employees were relocated, released, or retired and the facility was vacated. Provisions for separation pay and asset impairments that were established in 1996 were adequate to complete these activities without significant adjustment. The net effect of U.S. restructuring activities on 1997 results was minimal, considering both expenses incurred and related asset sale and pension curtailment gains.

     The most significant costs included in the $2.2 million restructuring charge in 1997 relate to workforce reductions at European operations, including $1.7 million in accrued severance and phased retirement pay in Germany.

     Restructuring charges of $7.8 million in 1996 related primarily to separation pay and asset impairment write-downs connected with the Esmond plant closing. Charges of $730,000 in 1995 were for workforce reductions at international locations.

Liquidity and Financial Condition

     Cash and cash equivalents decreased $5.2 million during 1997, compared to a $6.9 million decrease in 1996. The company's principal source of financing capital expenditures and internal growth is cash flow from operations. Operations provided cash of $30.9 million in 1997, compared to $56.5 million in 1996. The decrease primarily reflects increased working capital needs in 1997 associated with the U.S. restructuring activities and the currency translation effects of the strong U.S. dollar on the net current assets of international affiliates. Cash provided by operations in 1996 benefited from significant inventory reductions.

     The company has an ongoing program of plant and equipment modernization to improve the efficiency of existing manufacturing facilities. Capital expenditures were $35.3 million in 1997, compared to $21.6 million in 1996. Increased capital expenditures in 1997 include costs for new enterprise wide information systems, manufacturing facility improvements associated with the U.S. restructuring activities, and a new headquarters building at HAZCO Services, Inc. In the past five years, approximately $120 million has been spent on new plants, equipment and distribution facilities, and information systems.

     Dividends paid on the common stock during 1997 (the 80th consecutive year of dividend payment) were $1.24 per share, up from the $1.10 per share in 1996 and $1.06 per share in 1995. Cash dividends are paid at a conservative percentage of income, which is consistent with the company's practice of financing growth internally. During 1997, the company repurchased 184,708 common shares for $11.3 million. As of December 31, 1997, an additional 325,666 shares may be repurchased under current authorizations.

     The average amount of short-term debt outstanding during 1997 and 1996 was $21.6 million and $2.9 million, respectively. Borrowings during 1997 were increased primarily to finance capital expenditures. Credit available at year-end with banks was the U.S. dollar equivalent of $48.6 million, of which $25.8 million was unused. Short-term debt of international affiliates is payable in local currencies, which is in keeping with the company's policy of reducing currency exchange exposures by offsetting local currency assets with local currency debt.

     Long-term debt and the current portion thereof decreased $2.2 million to $13.7 million, a conservative 5.4% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

     Accounts receivable decreased $10.4 million to $91.4 million at December 31, 1997. Trade receivables expressed in number of days' sales outstanding were 65 days, compared to 71 days in 1996. Inventories increased $4.0 million to $81.1 million at December 31, 1997. Inventory measured against sales turned 6.1 times in 1997 and 6.5 times in 1996. The working capital ratio was 2.1 and 2.5 to 1 at year's end 1997 and 1996, respectively.

     The company's financial position remains strong and should provide adequate capital resources for growth.

Cumulative Currency Translation Adjustment

     The year-end position of the U.S. dollar relative to international currencies resulted in translation losses of $7.2 million being charged to the cumulative translation adjustments shareholders' equity account in 1997, compared to a $747,000 loss in 1996 and a $2.9 million gain in 1995. Significant 1997 translation losses occurred in Europe, particularly Germany, and in Australia. Losses in 1996 in Germany and Japan were partially offset by gains in Australia and Britain.

Recent Developments and Outlook

     The company is currently replacing its existing information systems with an Enterprise Wide System (EWS) of business software to integrate and better serve global operating and information requirements. This software, which is already in use at MSA Britain, is compatible with year 2000 processing requirements. The planned implementation schedule for EWS at MSA companies throughout the world is expected to avoid potential year 2000 problems with existing computer systems.

     As part of the ongoing initiatives to rationalize distribution channels and improve operating performance, the company has initiated action to sell HAZCO Services, Inc. (due to its incompatability with MSA's newly-established network of distributors). This action, which is expected to be completed during 1998, is not estimated to have a material impact on 1998 results. The 1997 operating results of HAZCO Services, Inc. are not material to the consolidated financial statements.

Common Stock

     At December 31, 1997, there were 4,455,915 shares of common stock outstanding. There were approximately 400 identifiable common stockholders on November 14, 1997, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:




                                   1997                  1996
---------------------------------------------------------------------
Quarter                       High       Low        High       Low
---------------------------------------------------------------------
First                       $63 3/4    $53 1/2    $52 1/4    $45 1/4
Second                       63 3/4     56 1/2     48         41
Third                        73         59 3/4     51 5/8     41 1/4
Fourth                       73 1/2     65 1/2     55 1/2     50 1/4


     Common stock quarterly cash dividend information is as follows:


                            Amount
                            Per        Record         Payment
Quarter                     Share      Date           Date
----------------------------------------------------------------------
                                             1997
                            ------------------------------------------
First                       $     .31  Feb. 21, 1997  Mar. 10, 1997
Second                            .31   May 16, 1997  Jun. 10, 1997
Third                             .31  Aug. 15, 1997  Sep. 10, 1997
Fourth                            .31  Nov. 14, 1997  Dec. 10, 1997
                            ---------
Total                            1.24
                            ---------

                                           1996
                            ------------------------------------------
First                       $     .27  Feb. 16, 1996  Mar. 10, 1996
Second                            .27   May 17, 1996  Jun. 10, 1996
Third                             .28  Aug. 16, 1996  Sep. 10, 1996
Fourth                            .28  Nov. 15, 1996  Dec. 10, 1996
                            ---------
Total                            1.10
                            ---------

The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, MN 55075-1139.

MSA 1997 Financial Review


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


/s/ James E. Herald

James E. Herald
Vice President--Finance
Chief Financial Officer


Report of Independent Accountants

To the Shareholders and Board of Directors of Mine Safety Appliances Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings retained in the business and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 18, 1998

Consolidated Statement
                  of Income







(In thousands, except per share amounts)
Year Ended December 31                                                   1997        1996        1995
Net sales...........................................................   $494,324   $ 500,985   $ 487,668
Other income........................................................      5,085       5,870       4,191
                                                                        -------------------------------
                                                                        499,409     506,855     491,859
                                                                        -------------------------------
Costs and expenses
 Cost of products sold..............................................    302,225     307,112     296,845
 Selling, general and administrative................................    134,444     133,071     138,187
 Depreciation.......................................................     21,516      22,373      20,002
 Interest...........................................................      2,781       1,595       1,730
 Currency exchange losses...........................................         40         735       1,233
 Facilities consolidation and restructuring charges.................      2,164       7,786         730
 Contract costs recovery............................................                 (2,484)
                                                                        -------------------------------
                                                                        463,170     470,188     458,727
                                                                        -------------------------------
Income before income taxes..........................................     36,239      36,667      33,132
Provision for income taxes..........................................     14,385      13,606      14,220
                                                                        -------------------------------
Net income..........................................................    $21,854   $  23,061   $  18,912
                                                                        ===============================
Basic earnings per common share.....................................    $  4.81   $    4.74   $    3.32
                                                                        ===============================
Diluted earnings per common share...................................    $  4.80   $    4.74   $    3.32
                                                                        ===============================

Consolidated Statement of
  Earnings Retained in the Business




(In thousands)
Year Ended December 31                                                     1997        1996        1995
At beginning of year..............................................     $325,898   $ 309,712   $ 296,993
Net income........................................................       21,854      23,061      18,912
Dividends declared
 Common...........................................................       (4,181)     (6,811)     (6,140)
 Preferred........................................................          (37)        (64)        (53)
                                                                       --------------------------------
At end of year....................................................     $343,534   $ 325,898   $ 309,712
                                                                       ================================


See notes to consolidated financial statements.

Consolidated Balance Sheet




(In thousands, except per share amounts)
December 31                                                                                           1997        1996
Assets
Current Assets     Cash........................................................................     $  5,264    $  7,963
                   Temporary investments, at cost which approximates market....................       14,657      17,133
                   Receivables, less allowance for doubtful accounts $3,704 and $2,993.........       91,388     101,740
                   Inventories.................................................................       81,066      77,040
                   Deferred tax assets--net....................................................       16,827      18,659
                   Prepaid expenses and other current assets...................................       10,411       5,872
                                                                                                    ---------------------
                   Total current assets........................................................      219,613     228,407
                                                                                                    ---------------------
Property           Land........................................................................        6,256       6,196
                   Buildings...................................................................      107,632     106,767
                   Machinery and equipment.....................................................      221,812     224,390
                   Construction in progress....................................................       18,949      10,079
                                                                                                    ---------------------
                   Total.......................................................................      354,649     347,432
                   Less accumulated depreciation...............................................     (199,465)   (200,374)
                                                                                                    ---------------------
                   Net property................................................................      155,184     147,058
                                                                                                    ---------------------
Other Assets       ............................................................................       31,607      32,217
                                                                                                    ---------------------
                   Total.......................................................................     $406,404    $407,682
                                                                                                    =====================
Liabilities


Current
Liabilities        Notes payable and current portion of long-term debt.........................     $ 25,181   $  8,239
                   Accounts payable............................................................       30,809     27,584
                   Employees' compensation.....................................................       12,088     13,666
                   Insurance...................................................................        8,919      9,965
                   Taxes on income.............................................................        4,089      9,156
                   Other current liabilities...................................................       22,154     23,204
                                                                                                    ---------------------
                   Total current liabilities...................................................      103,240     91,814
                                                                                                    ---------------------
Long-term Debt     ............................................................................       12,270     13,278
                                                                                                    ---------------------

Other
Liabilities        Deferred tax liabilities--net...............................................       22,780     16,781
                   Pensions and other employee benefits........................................       25,736     43,504
                   Other noncurrent liabilities................................................          929        873
                                                                                                    ---------------------
                   Total other liabilities.....................................................       49,445     61,158
                                                                                                    ---------------------
Shareholders' Equity
                   Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50)......        3,569      3,569
                   Common stock, no par value (shares outstanding:
                      1997--4,455,915; 1996--4,611,125)........................................       12,297     10,866
                   Cumulative translation adjustments..........................................       (5,744)     1,430
                   Minimum pension liability adjustment........................................         (538)
                   Earnings retained in the business...........................................      343,534    325,898
                   Stock compensation trust....................................................      (28,200)   (28,200)
                   Treasury shares, at cost....................................................      (83,469)   (72,131)
                                                                                                    ---------------------
                   Total shareholders' equity..................................................      241,449    241,432
                                                                                                    ---------------------
                   Total.......................................................................     $406,404   $407,682
                                                                                                    =====================


See notes to consolidated financial statements.

Consolidated Statement
                  of Cash Flows



(In thousands)
Year Ended December 31                                                             1997        1996        1995
Operating Activities
 Net income.................................................................    $ 21,854   $  23,061   $  18,912
 Depreciation...............................................................      21,516      22,373      20,002
 Pensions...................................................................     (13,027)     (2,716)     (2,510)
 Deferred income taxes......................................................       7,445      (2,525)       (601)
 Receivables................................................................      10,352     (10,785)     (2,257)
 Inventories................................................................      (4,026)      6,581      (6,655)
 Accounts payable and accrued liabilities...................................      (4,079)     16,157       4,902
 Other assets and liabilities...............................................      (2,745)        961         210
 Other--including currency exchange adjustments.............................      (6,385)      3,348       3,607
                                                                                --------------------------------
 Cash Flow From Operating Activities........................................      30,905      56,455      35,610
                                                                                --------------------------------
Investing Activities
 Property additions.........................................................     (35,304)    (21,583)    (19,136)
 Property disposals.........................................................       3,225       1,889       1,811
 Acquisitions and other investing...........................................      (2,411)    (10,276)     (2,170)
                                                                                --------------------------------
 Cash Flow From Investing Activities........................................     (34,490)    (29,970)    (19,495)
                                                                                --------------------------------
Financing Activities
 Additions to long-term debt................................................         295         146         218
 Reductions of long-term debt...............................................      (1,037)     (1,445)     (2,078)
 Cash dividends.............................................................      (5,655)     (5,438)     (6,193)
 Company stock purchases and sales..........................................      (9,907)    (27,547)    (28,030)
 Changes in notes payable and short-term debt...............................      17,438       2,247      (3,973)
                                                                                --------------------------------
 Cash Flow From Financing Activities........................................       1,134     (32,037)    (40,056)
                                                                                --------------------------------
Effect of exchange rate changes on cash.....................................      (2,724)     (1,302)      1,471
                                                                                --------------------------------
Decrease in cash and cash equivalents.......................................      (5,175)     (6,854)    (22,470)
Beginning cash and cash equivalents.........................................      25,096      31,950      54,420
                                                                                --------------------------------
Ending cash and cash equivalents............................................    $ 19,921   $  25,096   $  31,950
                                                                                ================================
Supplemental cash flow information:
 Interest payments..........................................................    $  3,668   $   1,419   $   1,922
 Income tax payments........................................................      15,762       9,893      13,638

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


Note 2--Other Income


                                          (In thousands)
                                    -------------------------
                                     1997      1996     1995
                                    -------------------------
Interest........................... $2,068   $ 2,628   $3,585
Commissions, royalties
  and product services.............  1,551     1,944    1,959
Dispositions of assets.............  1,164     1,725     (320)
Equity in earnings of affiliates...    516       656     (451)
Other..............................   (214)   (1,083)    (582)
                                    -------------------------
Total..............................  5,085     5,870    4,191
                                    -------------------------



Note 3--Inventories

THE U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

Reductions in inventory quantities during 1997, 1996, and 1995 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $572,000 in 1997, $10,361,000 in 1996 and $5,455,000 in 1995, and increased net income by
$349,000 ($.08 per share), $6,217,000 ($1.28 per share) and $3,200,000 ($.56 per share), respectively.

                                             (In thousands)
                                        -------------------------
                                         1997     1996     1995
                                        -------------------------
Finished products...................... $36,626  $32,042  $34,970
Work in process........................  13,772   15,311   16,135
Raw materials and supplies.............  30,668   29,687   32,516
                                        -------------------------
Total inventories......................  81,066   77,040   83,621
                                        -------------------------
Excess of FIFO costs over LIFO costs...  45,053   45,740   55,185
                                        -------------------------

Inventories stated on the LIFO basis represent 45%, 39%, and 39% of the total inventories at December 31, 1997, 1996, and 1995, respectively.


Note 4--Long-Term Debt


                                            (In thousands)
                                            ----------------
U.S.                                         1997     1996
                                            ----------------
  Industrial development debt issues
     payable through 2022, 4.6%...........  $10,950  $10,950
  Other, 2.2% to 18.9%....................       76      218
International companies
  Various notes payable through 2002,
     4.0% to 9.2% ($1,931 secured
     by pledge of assets located abroad)..    2,636    4,703
                                            ----------------
Total.....................................   13,662   15,871
Amounts due within one year...............    1,392    2,593
                                            ----------------
Long-term debt............................   12,270   13,278
                                            ----------------

Approximate maturities of these obligations over the next five years are $1,392,000 in 1998, $427,000 in 1999, $311,000 in 2000, $290,000 in 2001, and
$284,000 in 2002. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

Note 5--Business Segments and International Operations

The company is primarily engaged in the manufacture and sale of safety and health equipment. Principal products include respiratory and hearing protective equipment and head, eye and face protectors, safety clothing, industrial emergency care products, mining safety equipment and monitoring instruments. These safety and health products have historically accounted for more than 90% of revenues, operating profits and assets. Other products which do not fall within the safety and health equipment segment of the company's business include boron-based and other specialty chemicals.

Information about the company's operations in different geographic areas is summarized as follows:

                                                           (In thousands)
                                                   -------------------------------
                                                     1997       1996       1995
                                                   -------------------------------
Net Sales and Revenues
  U.S. operations................................. $275,075   $283,805   $274,148
  European operations.............................  125,678    139,083    135,367
  Other non-U.S. operations.......................   95,889     79,371     79,164
                                                   -------------------------------
  Net Sales and Revenues..........................  496,642    502,259    488,679
                                                   -------------------------------
Intercompany Transfers
  U.S. operations.................................   34,204     24,364     22,779
  European operations.............................   17,389     17,588     18,014
  Other non-U.S. operations.......................    1,501        769        795
                                                   -------------------------------
  Intercompany Transfers..........................   53,094     42,721     41,588
                                                   -------------------------------
Operating Profit and Income Before Income Taxes
  U.S. operations.................................   37,179     30,048     22,870
  European operations.............................    2,127      4,810      4,984
  Other non-U.S. operations.......................    6,431      4,980      6,475
  Eliminations....................................   (7,319)      (897)    (1,970)
                                                   -------------------------------
  Operating Profit................................   38,418     38,941     32,359
  Interest expense................................   (2,781)    (1,595)    (1,730)
  Corporate income/(expense)--net.................      602       (679)     2,503
                                                   -------------------------------
  Income Before Income Taxes......................   36,239     36,667     33,132
                                                   -------------------------------
Identifiable Assets and Total Assets
  U.S. operations.................................  252,009    246,329    234,237
  European operations.............................   91,082    104,676    106,854
  Other non-U.S. operations.......................   52,998     45,799     44,050
  Eliminations....................................  (17,194)   (19,211)   (14,684)
                                                   -------------------------------
  Identifiable Assets.............................  378,895    377,593    370,457
  Corporate assets................................   27,509     30,089     35,820
  Discontinued operations.........................                            323
                                                   -------------------------------
  Total Assets....................................  406,404    407,682    406,600
                                                   -------------------------------
Net Assets of Non-U.S. Operations.................   95,421    103,018     99,163
                                                   -------------------------------
Net Income of Non-U.S. Operations.................    5,104      8,882      6,364
                                                   -------------------------------

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

Note 6--Restructuring

Restructuring charges of $2,164,000 in 1997, most of which relate to planned workforce reductions, include $1,743,000 for severance and phased retirement pay in Germany. Relocation and start-up costs of $1,190,000 related to the closing of the Esmond, Rhode Island, safety products manufacturing facility were largely offset by pension curtailment gains of $1,185,000. Charges of $7,786,000 in 1996 were principally for separation pay and asset impairments associated with the Esmond plant closing. Charges of $730,000 in 1995 related to workforce reductions at international locations.

Note 7--Research and Development Expense

RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $16,668,000 in 1997, $19,122,000 in 1996, and $20,366,000 in 1995.

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

The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                                        (In thousands)
                                                         ------------------------------------------
                                                             1997          1996             1995
                                                         ------------------------------------------
Income Before Income Taxes
U.S. income...........................................  $   43,735     $   31,087      $   28,501
Non-U.S. income.......................................       7,510         12,267          11,700
Currency translation (losses).........................        (437)          (641)           (887)
Eliminations..........................................     (14,569)        (6,046)         (6,182)
                                                         ------------------------------------------
Income Before Income Taxes............................      36,239         36,667          33,132
                                                         ------------------------------------------
Provisions For Income Taxes
Current
 Federal..............................................       2,686          9,549           8,451
 State................................................         479          1,634           1,642
 Non-U.S..............................................       3,775          4,948           4,728
                                                         ------------------------------------------
 Total current provision..............................       6,940         16,131          14,821
                                                         ------------------------------------------
Deferred
 Federal..............................................       6,595           (900)           (584)
 State................................................       1,256           (146)            (13)
 Non-U.S..............................................        (406)        (1,479)             (4)
                                                         ------------------------------------------
 Total deferred provision.............................       7,445         (2,525)           (601)
                                                         ------------------------------------------
Provisions for Income Taxes...........................      14,385         13,606          14,220
                                                         ------------------------------------------

The components of deferred taxes are as follows:

Deferred tax assets
 Postretirement benefits..............................       5,926          5,905           5,666
 Inventory reserves and unrealized profits............       4,379          5,463           5,975
 Vacation allowances..................................       1,960          2,023           2,048
 Postemployment benefits..............................         643          1,251           1,251
 Liability insurance..................................       3,003          3,124           3,153
 Loss carryforwards...................................         533            350           1,785
 Restructuring........................................         290          1,089
 Warranties...........................................       2,220          1,239             695
 Other................................................       2,598          4,641           3,804
                                                         ------------------------------------------
 Total deferred tax assets............................      21,552         25,085          24,377
                                                         ------------------------------------------
Deferred tax liabilities
 Depreciation.........................................     (20,728)       (22,227)        (24,159)
 Pension..............................................      (6,777)          (980)         (1,010)
                                                         ------------------------------------------
 Total deferred tax liabilities.......................     (27,505)       (23,207)        (25,169)
                                                         ------------------------------------------
Net deferred taxes....................................      (5,953)         1,878            (792)
                                                         ------------------------------------------

The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:

Provision for income taxes at statutory rate..........      12,684         12,833          11,596
State income taxes....................................       1,128            967           1,059
Currency translation..................................         153            313             310
Non-U.S. taxes........................................         418           (995)            694
Other--net............................................           2            488             561
                                                         ------------------------------------------
Provision for income taxes............................      14,385         13,606          14,220
                                                         ------------------------------------------


Undistributed earnings of international companies for which U.S. income taxes have not been provided were $68,407,000 at December 31, 1997.

Note 9--Capital Stock

The authorized capital of the company consists of:
  . Common stock, no par value--20,000,000 shares
  . Second cumulative preferred voting stock, $10 par value--1,000,000 shares . 4 1/2% cumulative preferred stock, $50 par value--100,000 shares
Common stock activity is summarized as follows:



                                                                                                         (In thousands)
                                                                                             --------------------------------------
                                                               Stock                                           Stock
                                                 Shares     Compensation    Shares In           Shares     Compensation   Treasury
                                                Issued         Trust         Treasury            Issued        Trust         Cost
                                              ----------------------------------------       ---------------------------------------

Balances January 1, 1995.....................   6,713,503                     897,831          $  8,048                   $(40,388)
Stock options exercised......................       5,900                                           252
Purchased for treasury.......................                                 638,815                                      (28,277)
                                              ----------------------------------------       ---------------------------------------
Balances December 31, 1995...................   6,719,403                   1,536,646             8,300                    (68,665)
Management Share Incentive Plan issues.......      17,050                                           771
Management Share Incentive Plan forfeitures..        (560)                                          (25)
Stock options exercised......................      13,840                                           602
Sale to Stock Compensation Trust.............                  600,000       (600,000)            1,218     $(28,200)       26,982
Purchased for treasury.......................                                 601,962                                      (28,853)
                                              ----------------------------------------       ---------------------------------------
Balances December 31, 1996...................   6,749,733      600,000      1,538,608            10,866      (28,200)      (70,536)
Management Share Incentive Plan forfeitures..        (147)                                           (7)
Stock options exercised......................      29,645                                         1,438
Purchased for treasury.......................                                 184,708                                      (11,338)
                                              ----------------------------------------       ---------------------------------------

Balances December 31, 1997...................   6,779,231      600,000      1,723,316            12,297      (28,200)      (81,874)
                                              ----------------------------------------       ---------------------------------------



Second cumulative preferred voting stock--none has been issued.

As to the 4 1/2% cumulative preferred stock, 71,373 shares have been issued (none during the three years ended December 31, 1997), while the amounts held in treasury at each year end are 1997 - 49,313 shares, $1,595,000; 1996 - 49,313 shares, $1,595,000; and 1995 - 47,935 shares, $1,553,000.

The company has established the Mine Safety Appliances Company Stock Compensation Trust, the purpose of which is to fund certain benefit plans, including employee stock options and awards. In 1996, the company sold 600,000 treasury shares, at market value, to the Trust, in exchange for a $28,200,000 promissory note, 8% interest, payable to the company.

The company has adopted a Shareholder Rights Plan which includes distribution of rights as a dividend at the rate of one right for each share of the company's common stock owned on February 21, 1997. Each right entitles the holder to buy a fraction of a share of participating preferred stock for $225 in the event certain persons or groups acquire 15% or more of the company's outstanding common stock. Each right entitles its holder to purchase common stock having a value twice the exercise price. The rights will expire on February 21, 2007.

Note 10--Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating leases expiring at various dates through 2001. Rent expense was $6,751,000 in 1997, $6,956,000 in 1996, and
$6,970,000 in 1995. Future minimum rental payments under noncancelable leases are not significant.

Note 11--Earnings per Share

BASIC EARNINGS PER SHARE IS COMPUTED ON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EARNINGS PER SHARE INCLUDES THE EFFECT OF THE WEIGHTED AVERAGE STOCK OPTIONS OUTSTANDING DURING THE PERIOD, USING THE TREASURY STOCK METHOD. ANTIDILUTIVE OPTIONS ARE NOT CONSIDERED IN COMPUTING DILUTED EARNINGS PER SHARE.

                                                   (In thousands)
                                            ----------------------------
                                              1997      1996      1995
                                            ----------------------------
Net income................................. $21,854   $23,061   $18,912
Preferred stock dividends..................     (37)      (64)      (53)
                                            ----------------------------
Income available to common shareholders....  21,817    22,997    18,859
                                            ----------------------------

Basic shares outstanding...................   4,536     4,852     5,681
Stock options..............................      13         3         3
                                            ----------------------------
Diluted shares outstanding.................   4,549     4,855     5,684
                                            ----------------------------
Antidilutive stock options.................                19        18
                                            ----------------------------

Note 12--Short-Term Debt

Short-term bank lines of credit amounted to $48,610,000 of which $25,814,000 was unused at December 31, 1997. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $23,762,000 and $5,491,000 at December 31, 1997 and 1996, respectively. The average month-end balance of total short-term borrowings during 1997 was $21,649,000 while the maximum month-end balance of $32,749,000 occurred at November 30, 1997. The average interest rate during 1997 was approximately 8% based upon total short-term interest expense divided by the average month-end balance outstanding, and 8% at year-end.

Note 13--Retirement Plans

Substantially all employees are covered by non-contributory pension plans. Various U.S. employees also participate in a contributory retirement savings plan wherein employees may contribute from 1% to 10% of their compensation to a trust fund, to which the company contributes an amount equal to 50% of the employees' contributions not in excess of 8%. The company's (income)/expense for all plans was ($7,737,000) in 1997, $2,798,000 in 1996, and $3,069,000 in 1995.

THE NON-CONTRIBUTORY PENSION PLANS ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 87 WHICH REQUIRES USE OF THE PROJECTED UNIT CREDIT COST METHOD TO DETERMINE THE PROJECTED BENEFIT OBLIGATION AND PLAN COST. THE PRINCIPAL U.S. PLAN IS FUNDED IN COMPLIANCE WITH THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). IT IS THE GENERAL POLICY TO FUND CURRENT COSTS FOR THE INTERNATIONAL PLANS EXCEPT IN GERMANY, WHERE IT IS COMMON PRACTICE AND PERMISSIBLE UNDER TAX LAWS TO ACCRUE BOOK RESERVES. A minimum liability is recognized for unfunded defined benefit plans for which the accumulated benefit obligation exceeds accrued pension costs. The amount of the minimum liability in excess of unrecognized prior service cost, net of tax benefit, is recorded as a reduction in shareholders' equity. Non-contributory plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

Information pertaining to the non-contributory defined benefit plans is provided in the following tables.

                                                                         U.S. Plans                   International Plans
Cost for Defined Benefits Plans                           -----------------------------------   -------------------------------
(In thousands)                                               1997           1996       1995        1997       1996       1995
--------------                                            -----------------------------------   -------------------------------
Service cost--benefits earned during the period..........   $  3,014      $  3,205   $  2,826   $  1,641   $  2,036   $  1,939
Interest cost on projected benefit obligation............     10,170         9,892     10,023      3,308      4,003      4,055
Actual (return)/loss on plan assets......................    (52,403)      (33,411)   (45,817)    (2,162)    (1,861)    (1,964)
Net amortization and deferral............................     30,239        15,667     29,169        709        601        896
Settlement and curtailment adjustments...................     (5,726)                    (508)
                                                          -----------------------------------   -------------------------------
Pension expense (income).................................    (14,706)       (4,647)    (4,307)     3,496      4,779      4,926
                                                          -----------------------------------   -------------------------------

Funding Status and Projected Benefit Obligation
 Reconciliation
December 31 (In thousands)
--------------------------
Actuarial present value of benefit obligations
     Accumulated benefit obligation
        Vested...........................................    125,398       119,131    119,959     43,048     38,088     47,125
        Nonvested........................................      1,851         1,904      1,962      1,102      9,874      1,230
                                                          -----------------------------------   -------------------------------
        Total............................................    127,249       121,035    121,921     44,150     47,962     48,355
                                                          -----------------------------------   -------------------------------

Plan assets at fair value, primarily listed stocks and
 bonds...................................................    272,927       234,591    209,902     21,982     20,744     18,211
Projected benefit obligation.............................    148,611       141,702    146,097     46,396     50,565     54,101
                                                          -----------------------------------   -------------------------------
Plan assets in excess of (less than) projected benefit
 obligation..............................................    124,316        92,889     63,805    (24,414)   (29,821)   (35,890)
                                                          -----------------------------------   -------------------------------
The excess (less than) consists of
     Unamortized portion of transition gain (loss),
      being recognized over future years.................      4,987         6,104      7,017       (840)    (1,111)    (1,422)
     Unrecognized net gain (loss) from past experience
        different from that assumed......................     94,606        77,562     52,979      7,799      5,131       (331)
     Unrecognized prior service cost.....................     (1,863)       (2,326)    (2,693)      (586)      (675)      (815)
     Minimum liability for unfunded plans................      1,824           963      1,301
     (Accrued)/prepaid pension cost included in the
        consolidated balance sheet.......................     24,762        10,586      5,201    (30,787)   (33,166)   (33,322)
                                                          -----------------------------------   -------------------------------
     Total...............................................    124,316        92,889     63,805    (24,414)   (29,821)   (35,890)
                                                          -----------------------------------   -------------------------------

Assumed long-term rates of return on assets..............        9.0%          9.0%       9.0%   7.5-8.0%   8.0-9.0%   8.0-9.0%
Assumed discount rates for future benefits...............        7.0           7.5        7.3    5.3-8.0    6.1-8.0    7.0-8.5
Assumed long-term rates for compensation increases.......        4.5           4.5        5.0    2.5-8.5    3.0-6.0    4.0-6.5


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

Cost for Benefits
(In thousands)                                                                      1997      1996      1995
--------------                                                                    ----------------------------
Service cost--benefits earned during the period.................................. $   303   $   408   $   349
Interest cost on accumulated postretirement benefit obligation...................   1,030     1,152     1,168
Special benefit adjustments associated with early retirement and restructuring...                36      (247)
                                                                                  ----------------------------
Postretirement benefits expense..................................................   1,333     1,596     1,270
                                                                                  ----------------------------
Funded Status and Accumulated Postretirement Benefit Obligation Reconciliation
December 31 (In thousands)
--------------------------
Accumulated postretirement benefit obligation
     Active employees............................................................   2,886     3,214     3,352
     Other active participants...................................................   5,997     6,955     7,224
                                                                                  ----------------------------
                                                                                    8,883    10,169    10,576
     Retirees....................................................................   6,400     6,268     6,031
                                                                                  ----------------------------
     Total.......................................................................  15,283    16,437    16,607
Unamortized loss.................................................................    (202)   (1,431)   (2,241)
                                                                                  ----------------------------
Accrued postretirement benefit cost included in consolidated balance sheet.......  15,081    15,006    14,366
                                                                                  ----------------------------
Assumed discount rates for future benefits.......................................     7.0%      7.5%      7.3%
                                                                                  ----------------------------

Annual rates of increase in the costs of covered health care benefits assumed for 1997 were 6%, decreasing gradually to 4% for the year 1999 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported; a one-percentage-point increase in each year would increase the accumulated postretirement benefit obligation by $967,000 and increase the current service and interest costs for the year by $112,000.

Note 15--Stock Plans

The company's Management Share Incentive Plan permitted the granting of restricted stock awards and stock options to eligible key employees through December 1997. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 1997, there were 35,800 shares reserved for future grants pursuant to this Plan.

Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Restricted stock awards are granted (17,050 shares in 1996) to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR THE PLANS. ACCORDINGLY, NO COMPENSATION COST HAS BEEN RECOGNIZED FOR THE STOCK OPTION GRANTS. COMPENSATION COST FOR THE RESTRICTED STOCK AWARDS IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. The expense charged to operations was $436,000 in 1997, $350,000 in 1996, and $238,000 in 1995. The company's net income and earnings per share would not be significantly affected if compensation cost for these Plans was determined based on fair value at grant dates consistent with the method provided in Statement of Financial Accounting Standards No. 123.


A summary of the two stock option plans follows:


                                                            1997                          1996                    1995
                                                    ------------------------------------------------------------------------------
                                                             Weighted-Average          Weighted-Average          Weighted-Average
                                                     Shares   Exercise Price   Shares   Exercise Price  Shares    Exercise Price
                                                    ------------------------------------------------------------------------------
Outstanding at beginning of year..................   58,365       $46.77       46,360       $46.18      49,260         $45.89
Granted...........................................   27,451        56.80       31,455        46.37       3,000          44.00
Exercised.........................................  (29,645)       48.51      (13,840)       43.49      (5,900)         42.62
Forfeited.........................................   (1,170)       56.64       (5,610)       47.50
                                                    ------------------------------------------------------------------------------
Outstanding at end of year........................   55,001        50.63       58,365        46.77      46,360          46.18
                                                    ------------------------------------------------------------------------------

Options exercisable at year-end...................   55,001                    58,365                   44,473
                                                    ------------------------------------------------------------------------------

The options outstanding at December 31, 1997, have a weighted-average remaining contractual life of approximately 8 years and an exercise price range of $40.43 to $62.01.

  Summary of Selected
               Financial Data


SUMMARY OF OPERATIONS                                                               1997      1996      1995      1994      1993
(In thousands, except as noted)
Net sales                                                                         $494,324  $500,985  $487,668  $459,607  $429,220
-----------------------------------------------------------------------------------------------------------------------------------

Other income                                                                         5,085     5,870     4,191     5,463     5,885
-----------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                              302,225   307,112   296,845   286,725   273,350
-----------------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative                                                134,444   133,071   138,187   124,714   121,529
-----------------------------------------------------------------------------------------------------------------------------------

Depreciation                                                                        21,516    22,373    20,002    18,527    17,294
-----------------------------------------------------------------------------------------------------------------------------------

Interest expense                                                                     2,781     1,595     1,730     2,224     1,713
-----------------------------------------------------------------------------------------------------------------------------------

Currency exchange losses                                                                40       735     1,233     3,968     3,201
-----------------------------------------------------------------------------------------------------------------------------------

Unusual items                                                                        2,164     5,302       730     3,086      (223)
-----------------------------------------------------------------------------------------------------------------------------------

Taxes on income                                                                     14,385    13,606    14,220    10,497     7,686
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                          21,854    23,061    18,912    15,329    10,555
-----------------------------------------------------------------------------------------------------------------------------------

   Basic per common share (in dollars)                                                4.81      4.74      3.32      2.58      1.73
-----------------------------------------------------------------------------------------------------------------------------------

   Diluted per common share (in dollars)                                              4.80      4.74      3.32      2.58      1.73
-----------------------------------------------------------------------------------------------------------------------------------

Dividends paid per common share (in dollars)                                          1.24      1.10      1.06       .94       .92
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding--basic                          4,536     4,852     5,681     5,921     6,069
-----------------------------------------------------------------------------------------------------------------------------------



YEAR-END POSITION
-----------------------------------------------------------------------------------------------------------------------------------

Working capital                                                                   $116,373  $136,593  $156,641  $166,494  $164,199
-----------------------------------------------------------------------------------------------------------------------------------

Working capital ratio                                                                  2.1       2.5       3.2       3.4       3.7
-----------------------------------------------------------------------------------------------------------------------------------

Property, at cost                                                                  354,649   347,432   339,263   322,109   306,691
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                       406,404   407,682   406,600   417,051   407,884
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                      12,270    13,278    14,746    16,564    27,476
-----------------------------------------------------------------------------------------------------------------------------------

Common shareholders' equity                                                        240,346   240,329   252,368   264,795   258,539
-----------------------------------------------------------------------------------------------------------------------------------

Equity per common share (in dollars)                                                 53.94     52.12     48.69     45.53     43.00
-----------------------------------------------------------------------------------------------------------------------------------




QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(In thousands, except earnings per share)



                                                    1997                                              1996
                              ------------------------------------------------   -----------------------------------------------
                                             Quarters                                           Quarters
                              --------------------------------------             --------------------------------------
                                 1st       2nd      3rd       4th       Year       1st       2nd       3rd       4th       Year
                              ------------------------------------------------   ------------------------------------------------
Net sales.................... $113,473  $129,245  $120,602  $131,004  $494,324   $115,371  $123,879  $121,744  $139,991  $500,985
Gross profit.................   43,074    48,883    48,042    52,100   192,099     41,325    44,491    47,465    60,592   193,873
Net income...................    3,604     5,055     5,832     7,363    21,854      3,139     3,756     6,116    10,050    23,061
                              ------------------------------------------------   ------------------------------------------------
Basic earnings per share.....      .78      1.10      1.29      1.65      4.81        .61       .76      1.27      2.17      4.74
                              ------------------------------------------------   ------------------------------------------------
Diluted earnings per share...      .78      1.10      1.29      1.64      4.80        .61       .76      1.27      2.17      4.74
                              ------------------------------------------------   ------------------------------------------------
