Form 10-K405, Exhibit 13
period 1998-12-31
MINE SAFETY APPLIANCES CO
filed 1999-03-26
CIK 66570

                                                                      EXHIBIT 13

Management's Discussion and Analysis
Results of Operations

     1998 versus 1997 -- Sales for 1998 were $491.2 million, a decrease of $3.1 million, or 1%, from $494.3 million in 1997. Relatively flat sales levels reflect divestitures and the negative currency translation effects of the strong U.S. dollar, largely offset by modest growth in U.S. sales and local currency sales in international markets.

     Sales by U.S. operations were $274.9 million in 1998 compared to $273.5 in 1997. Flat sales levels reflect strong growth in specialty chemicals sales and modest improvements in personal protective equipment sales. These gains were largely offset by the mid-year divestitures of HAZCO Services, Inc. and Baseline Industries, Inc., which were sold on June 30, 1998, as part of ongoing initiatives to rationalize distribution channels and improve operating performance. The divestitures resulted in $16.8 million less sales in 1998 compared to 1997.

     Sales by European operations, stated in U.S. dollars were $122.0 million in both 1998 and 1997. Although local currency sales in Europe improved slightly in 1998, negative currency translation effects throughout Europe offset these gains when stated in U.S. dollars.

     Sales by MSA's operations outside the U.S. and Europe were $92.0 million in 1998 compared to $97.6 million in 1997, a 6% decrease. Modest overall improvements in local currency sales were more than offset by significant unfavorable currency translation effects. Strong local currency sales growth was reported in Canada and Australia. The inclusion of Wuxi-MSA Safety Equipment Co., Ltd., which became majority-owned during 1998, was also a factor in improved local currency sales.

     Gross profit for 1998 was $179.5 million, a decrease of $12.6 million, or 7%, from $192.1 million in 1997. The 1998 ratio of gross profit to sales declined to 36.5% from 38.9%. The lower gross profit percentage in 1998 reflects somewhat lower margins in the U.S., while the margins of international operations were relatively stable. Lower margins at U.S. operations reflect the full transition to an indirect sales strategy and competitive pricing and promotions in personal protective equipment markets, somewhat higher low-margin government sales, and lower specialty chemical margins, primarily related to product mix.

     Research and development expenses in 1998 were $17.4 million compared to $16.7 million in 1997, reflecting modest increases in safety and health equipment research activity in the U.S and Germany.

     Depreciation, selling and administrative expenses decreased $4.9 million to $152.7 million in 1998, and decreased as a percent of sales to 31.1% from 31.9% in 1997. The decrease reflects the mid-year divestitures of HAZCO Services, Inc. and Baseline Industries, Inc., partially offset by higher expenses in other U.S. operations. Depreciation, selling and administrative expenses at international operations were slightly lower than in 1997, due in part to currency translation effects.

     Currency exchange losses charged to income in 1998 were $315,000 compared to $40,000 in 1997. The most significant losses from currency valuation changes in 1998 occurred in Latin America.

     Restructuring charges in 1998 were $1.0 million compared to $2.2 million in 1997. The charges in both years relate primarily to severance and phased retirement costs associated with workforce reductions in Germany.

     Other income was $6.0 million in 1998 compared to $6.8 million in 1997. The decrease reflects lower interest income and equity earnings, due to the 1998 consolidation of Wuxi-MSA Safety Equipment Co., Ltd. Other income for 1998 includes $2.8 million related to the divestitures of the HAZCO Services, Inc. and Baseline Industries, Inc. affiliates. These divestitures contributed $2.2 million to net income. The operating results of these two affiliates were not material to the consolidated financial statements during the three years ended December 31, 1998.

     The effective income tax rate, for which further information is included in note 8, was 35.2% in 1998 and 39.7% in 1997. The lower effective rate in 1998 reflects tax benefits associated with U.S. divestitures and operating losses in various international countries.

     Net income in 1998 decreased $3.6 million to $18.3 million from $21.9 million in 1997. Basic earnings per share of common stock declined in 1998 to $4.11 compared to $4.81 in 1997. Earnings per share benefited from share repurchases that reduced average shares outstanding by 2% in 1998.

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

     Sales by U.S. operations decreased 4% in 1997. Sales for 1996 included some military gas mask business on contracts which were expiring and several large special instrument orders. Sales of specialty chemicals continued to grow in 1997, although at a more modest pace than in past years. Personal protective equipment sales in commercial markets improved during 1997 and also benefited from the inclusion of a full year's sales from the fall protection and disposable respirator acquisitions which were made in 1996.

     Sales by European operations, stated in U.S. dollars, decreased 12% in 1997. Although local currency sales in Europe improved slightly in 1997, negative currency translation effects, particularly in Germany, resulted in the decrease when stated in U.S. dollars. Sales by MSA's operations outside the U.S. and Europe increased 23% in 1997. The inclusion of MSA Africa, which became wholly owned at the beginning of 1997, was a major factor in this improvement. Latin American and Asian operations reported strong sales growth.

     Gross profit for 1997 was $192.1 million, a decrease of $1.8 million, or 1%, from $193.9 million in 1996. The 1997 ratio of gross profit to sales improved slightly to 38.9% from 38.7%. The improved gross profit percentage in 1997 was the result of cost reductions from improved manufacturing processes and the continuing sales mix shift away from lower-margin military sales to higher-margin commercial sales. Gross profit in 1996 also benefited from liquidations of lower-cost LIFO inventories which were not repeated in 1997. Excluding this effect, gross margin percentages improved in 1997 in the U.S., while those in Europe slipped.

    Research and development expenses in 1997 were $16.7 million compared to $19.1 million in 1996. The decrease reflects an emphasis on core-product research, more limited external research purchases, and higher reimbursements for research performed under contracts with customers in 1997. Research expenses incurred in Germany were also lower, when stated in U.S. dollars, due to currency translation effects.

    Depreciation, selling and administrative expenses increased $962,000 to $157.7 million in 1997, and increased as a percent of sales to 31.9% from 31.3% in 1996. The modest increase reflects expenses incurred in conjunction with the Enterprise Wide System implementations and global new product development initiatives, partially offset by favorable currency translation effects associated with the strong U.S. dollar. Ongoing depreciation, and selling and administrative expenses were generally lower than in 1996.

    Currency exchange losses charged to income in 1997 were $40,000 compared to $735,000 in 1996. The most significant losses from currency valuation changes in both years occurred in Brazil.

    Restructuring charges in 1997 were $2.2 million compared to $7.8 million in 1996. Charges in 1997 related to workforce reductions at European operations, including $1.7 million in accrued severance and phased retirement pay in Germany. The 1996 restructuring charges related primarily to separation pay and asset impairment write-downs connected with the closing of the Esmond, Rhode Island plant.

    The 1996 results included a $2.5 million settlement, related to partial termination of a U.S. government contract, which resulted in the recovery of costs incurred in earlier years.

    Other income was $6.8 million in 1997 compared to $7.1 million in 1996, reflecting somewhat lower interest income.

    The effective income tax rate, for which further information is included in note 8, was 39.7% in 1997 and 37.1% in 1996. The higher effective rate in 1997 reflects additional tax expenses at international companies.

    Net income in 1997 decreased $1.2 million to $21.9 million from $23.1 million in 1996. Basic earnings per share of common stock improved in 1997 to $4.81 compared to $4.74 in 1996. Earnings per share benefited from share repurchases that reduced average shares outstanding by 7% in 1997.

    Liquidity and Financial Condition

    Cash and cash equivalents increased $4.1 million during 1998 compared to a $5.2 million decrease in 1997. The company's principal source of financing capital expenditures and internal growth is cash flow from operations. Operations provided cash of $21.4 million in 1998 compared to $30.9 million in 1997. The most significant reason for the change was an increase in receivables in 1998, primarily in the U.S., while 1997 cash flow from operations benefited from a significant decrease in receivables. This difference was somewhat offset by more favorable currency exchange effects on working capital balances in 1998. Cash provided by operations in 1997 was $26.3 million lower than in 1996, reflecting increased working capital needs associated with U.S. restructuring activities and the currency translation effects of the strong U.S. dollar on the net current assets of international affiliates.

    Capital expenditures totaled $34.3 million in 1998 and $35.3 million in 1997. Both years included expenditures for the Enterprise Wide System and manufacturing facility improvements associated with U.S. restructuring activities. In the past five years, approximately $133 million has been spent on new facilities, equipment, and information systems.

    Investing activities benefited from the net proceeds of $22.9 million received on the divestitures of HAZCO Services, Inc. and Baseline Industries, Inc. in 1998.

    Dividends paid on the common stock during 1998 (the 81st consecutive year of dividend payment) were $1.33 per share, up from the $1.24 per share in 1997 and $1.10 per share in 1996. Cash dividends are paid at a conservative percentage of income, which is consistent with the company's practice of financing growth internally. During 1998, the company repurchased 105,351 common shares for $7.6 million. As of December 31, 1998, an additional 223,926 shares may be repurchased under current authorizations.

    The average amount of short term debt outstanding during 1998 and 1997 was $31.3 million and $21.6 million, respectively. Borrowings during 1998 increased primarily to finance capital expenditures. Credit available at year-end with banks was the U.S. dollar equivalent of $52.8 million, of which $19.9 million was unused.

    Long-term debt, including the current portion, decreased $1.3 million to $12.4 million, a conservative 4.9% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

    Accounts receivable, including the effects of the divestitures, increased $3.5 million to $94.9 million at December 31, 1998. Trade receivables expressed in number of days' sales outstanding was 68 days at December 31, 1998 compared to 65 days in 1997.

    Inventories, including the effects of the divestitures, increased $4.4 million to $85.5 million at December 31, 1998. Inventory measured against sales turned 5.7 times in 1998 and 6.1 times in 1997. The working capital ratio was 2.1 to 1 at the end of both 1998 and 1997.

    The company's financial position remains strong and should provide adequate capital resources for operations, capital expansion and dividends to shareholders.

    Cumulative Translation Adjustments

    The year-end position of the U.S. dollar relative to international currencies resulted in translation losses of $3.6 million being charged to the cumulative translation adjustments shareholders' equity account in 1998 compared to a $7.2 million loss in 1997 and a $747,000 loss in 1996. Significant 1998 translation losses occurred in Germany, Canada and Australia. Charges for 1998 also include effects related to the consolidation of Wuxi-MSA Safety Equipment Co., Ltd. Translation losses in 1997 occurred in Europe, particularly Germany, and in Australia.

    Financial Instrument Market Risk

    Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates. The company does not enter into derivatives or other financial instruments for trading or speculative purposes, nor does it engage in currency exchange rate hedges or interest rate swap agreements.

    Currency exchange rate sensitivity -- By the very nature of its global operations, the company's cash flow and earnings are subject to fluctuations due to exchange rate changes. However, because the company operates in a number of locations around the world, currency exchange risk is well diversified. Short-term debt of international affiliates is payable in local currencies, which is in keeping with the company's policy of reducing currency exchange exposures by offsetting local currency assets with local currency debt.

    Interest rate sensitivity -- The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and notes payable and the variable rate nature of most long-term debt, substantially all of the company's financial instruments at December 31, 1998 were reported at carrying values which approximate fair value. The earnings and cash flow impact for next year of a hypothetical 10% increase in the company's effective interest rate would not be material.

    Year 2000 Readiness

    The company is continuing Year 2000 readiness action plans which focus on computerized and automated systems and processes which are critical to operations, key vendors and service providers, and MSA products. Ongoing actions at all operating locations include: assessing the Year 2000 impact, assigning priorities, modifying or replacing mission-critical items that are not Year 2000 compliant, contacting key vendors and service providers, and developing contingency plans.

    State of readiness -- In 1996, to provide the information infrastructure for MSA's evolving global management strategy, the company began a project to replace significant information technology (IT) systems world-wide with a fully-integrated Enterprise Wide System (EWS) using SAP R/3. Because SAP R/3 is Year 2000 compliant, implementation of EWS at various MSA companies has been timed to reduce the Year 2000 impact on IT systems. EWS is currently operating at all MSA locations in the U.S. and at international affiliates in Britain and Germany. Implementations at affiliates in Sweden and Mexico are expected to be completed during 1999. By the end of 1999, EWS will be implemented at MSA operations which account for approximately

    75% of consolidated sales and over 90% of manufacturing activity. The development costs associated with the EWS project were approximately $30 million through 1998. A significant portion of these costs has been capitalized and is being amortized. IT systems at those operations which will not be on EWS by the end of 1999 are either currently Year 2000 compliant or will be modified or replaced during 1999.

    MSA is also addressing Year 2000 compliance in a number of areas, including: non-IT systems and processes (such as physical plant and manufacturing systems), key vendors and service providers, EDI systems, and MSA products.

    The following chart provides estimated percentages of completion for the inventory of systems and processes that may be affected by the year 2000, the analysis performed to determine the Year 2000 impact on inventoried systems and processes, and the Year 2000 readiness of the inventoried systems and processes.


                                         Percent Completed
                              ------------------------------------
                                  Y2K      Y2K Impact     Y2K
As of February 28, 1999        Inventory   Assessment   Readiness
                              ------------------------------------
Information technology               100%         100%         85%
Non-information technology            90%          80%         75%

    Costs of Year 2000 remediation -- Costs associated with Year 2000 remediation are currently estimated to be less than $5 million. These costs, which are funded from operating cash flow, are being expensed in 1998 and 1999 as incurred.

    Risks and contingency plans -- Failure to identify and correct significant Year 2000 issues could result in interruption of normal business operations. The company believes that the efforts described above should reasonably identify and address the impact of the Year 2000 issue and its effect on operations and should reduce the possibility of significant interruptions. However, due to the uncertainties inherent in the Year 2000 problem, including the readiness of third party vendors and service providers and customers, there is a risk of a material adverse effect on future results or financial position. The most reasonably likely worst case Year 2000 scenario would be the inability of critical third party suppliers, such as warehouse and distribution service providers and utilities and telecommunication companies, to continue providing their services. MSA plans to continue to assess these risks and expects to have contingency plans completed by the middle of 1999.

    Forward-looking Statements

    Certain sections of this report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding expectations for new product introductions, delivery improvements, restructuring plans, sales and earnings, liquidity, Year 2000 readiness, and market risk. Actual results may differ from expectations contained in such forward-looking statements and can be affected by any number of factors, many of which are outside management's direct control. Among the factors that could cause such differences are the economic environment, Year 2000 readiness of critical third party suppliers, and interest and currency exchange rates.

    Common Stock

    At December 31, 1998, there were 4,378,874 shares of common stock outstanding. There were approximately 370 identifiable common stockholders on November 20, 1998, a recent date for dividends. The common stock last-sale price and up-to-the-minute volume information (Symbol: MNES) is included in the National Association of Security Dealers, Inc., (NASDAQ) National Market System. The quarterly high and low price quotations for common shares follow:

                                                                 1998                  1997
--------------------------------------------------------------------------------------------------
Quarter                                                    High         Low        High      Low
--------------------------------------------------------------------------------------------------
First                                                     $70-1/2     $57-1/4     $63-3/4  $53-1/2
Second                                                     76-1/2      69          63-3/4   56-1/2
Third                                                      87          64          73       59-3/4
Fourth                                                     81-7/8      64-1/2      73-1/2   65-1/2



    Common stock quarterly cash dividend information is as follows:




                                                          Amount
                                                          Per      Record         Payment
Quarter                                                   Share    Date           Date
----------------------------------------------------------------------------------------------------
                                                                        1998
                                                          ------------------------------------------
First                                                     $ .31    Feb. 27, 1998  Mar. 10, 1998
Second                                                      .34    May 22, 1998   Jun. 10, 1998
Third                                                       .34    Aug. 14, 1998  Sep. 10, 1998
Fourth                                                      .34    Nov. 20, 1998  Dec. 10, 1998
                                                          -----
Total                                                      1.33
                                                           ----
                                                                        1997
                                                          ------------------------------------------
First                                                     $   .31  Feb. 21, 1997  Mar. 10, 1997
Second                                                        .31  May 16, 1997   Jun. 10, 1997
Third                                                         .31  Aug. 15, 1997  Sep. 10, 1997
Fourth                                                        .31  Nov. 14, 1997  Dec. 10, 1997
                                                          -------
Total                                                        1.24
                                                          -------

    The company's stock transfer agent is Northwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, MN 55075-0738.

MSA 1998 Financial Review

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

/s/ James E. Herald

James E. Herald
Vice President--Finance
Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Board of Directors of Mine Safety Appliances Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in retained earnings and accumulated other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 19, 1999

Consolidated Statement of Income
(In thousands, except per share amounts)



Year Ended December 31                                              1998       1997       1996
Net sales..................................................     $491,181   $494,324   $500,985
Other income...............................................        6,026      6,802      7,141
                                                                ------------------------------
                                                                 497,207    501,126    508,126
                                                                ------------------------------
Costs and expenses
   Cost of products sold...................................      311,672    302,225    307,112
   Selling, general and administrative.....................      130,335    134,444    133,071
   Depreciation and amortization...........................       22,398     23,233     23,644
   Interest................................................        3,258      2,781      1,595
   Currency exchange losses................................          315         40        735
   Facilities consolidation and restructuring charges......        1,021      2,164      7,786
   Contract costs recovery.................................                             (2,484)
                                                                ------------------------------
                                                                 468,999    464,887    471,459
                                                                ------------------------------
Income before income taxes.................................       28,208     36,239     36,667
Provision for income taxes.................................        9,933     14,385     13,606
                                                                ------------------------------
Net income.................................................     $ 18,275   $ 21,854   $ 23,061
                                                                ------------------------------
Basic earnings per common share............................     $   4.11   $   4.81   $   4.74
                                                                ------------------------------
Diluted earnings per common share..........................     $   4.10   $   4.80   $   4.74
                                                                ------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In thousands, except per share amounts)

December 31

                                                                                                         1998          1997
Assets
Current Assets      Cash........................................................................    $  10,084     $   5,264
                    Temporary investments, at cost which approximates market....................       13,936        14,657
                    Receivables, less allowance for doubtful accounts $3,004 and $3,704.........       94,850        91,388
                    Inventories.................................................................       85,491        81,066
                    Deferred tax assets-net......................................................      14,349        16,827
                    Prepaid expenses and other current assets...................................       10,499        10,411
                                                                                                    -----------------------
                    Total current assets........................................................      229,209       219,613
                                                                                                    -----------------------
Property            Land........................................................................        4,999         6,256
                    Buildings...................................................................      102,211       110,405
                    Machinery and equipment.....................................................      255,286       221,812
                    Construction in progress....................................................        9,191        18,949
                                                                                                    -----------------------
                    Total.......................................................................      371,687       357,422
                    Less accumulated depreciation...............................................     (207,126)     (199,465)
                                                                                                    -----------------------
                    Net property................................................................      164,561       157,957
                                                                                                    -----------------------
Other Assets        Prepaid pension cost........................................................       46,162        31,091
                    Other noncurrent assets.....................................................       16,784        28,492
                                                                                                    -----------------------
                    Total.......................................................................    $ 456,716     $ 437,153
                                                                                                    -----------------------

Liabilities
Current
Liabilities         Notes payable and current portion of long-term debt.........................    $  33,450     $  25,181
                    Accounts payable............................................................       34,966        30,809
                    Employees' compensation.....................................................       11,891        12,088
                    Insurance...................................................................        8,932         8,919
                    Taxes on income.............................................................          991         4,089
                    Other current liabilities...................................................       19,776        22,154
                                                                                                    -----------------------
                    Total current liabilities...................................................      110,006       103,240
                                                                                                    -----------------------

Long-term Debt..................................................................................       11,919        12,270
                                                                                                    -----------------------

Other
Liabilities         Pensions and other employee benefits........................................       60,550        56,827
                    Deferred tax liabilities--net...............................................       28,549        22,780
                    Other noncurrent liabilities................................................        2,846           929
                                                                                                    -----------------------
                    Total other liabilities.....................................................       91,945        80,536
                                                                                                    -----------------------

Shareholders' Equity
                    Preferred stock, 4-1/2% cumulative, $50 par value (callable at $52.50)......        3,569         3,569
                    Common stock, no par value (shares outstanding:
                        1998--4,378,874; 1997--4,455,915).......................................       12,591        12,297
                    Stock compensation trust....................................................      (26,869)      (28,200)
                    Treasury shares, at cost....................................................      (91,116)      (83,469)
                    Deferred stock compensation.................................................         (951)         (342)
                    Accumulated other comprehensive income......................................      (10,240)       (6,282)
                    Earnings retained in the business...........................................      355,862       343,534
                                                                                                    -----------------------
                    Total shareholders' equity..................................................      242,846       241,107
                                                                                                    -----------------------
                    Total.......................................................................    $ 456,716     $ 437,153
                                                                                                    -----------------------

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)


Year Ended December 31                                                                         1998       1997       1996
Operating Activities
   Net income............................................................................  $ 18,275   $ 21,854   $ 23,061
   Depreciation and amortization.........................................................    22,398     23,233     23,644
   Pensions..............................................................................   (10,344)   (10,881)       132
   Gain on divestitures..................................................................    (2,238)
   Deferred income taxes.................................................................     7,599      7,445     (2,525)
   Receivables...........................................................................    (7,730)    10,352    (10,785)
   Inventories...........................................................................    (7,764)    (4,026)     6,581
   Accounts payable and accrued liabilities..............................................       317     (4,079)    16,157
   Other assets and liabilities..........................................................      (417)    (4,891)    (1,490)
   Other--including currency exchange adjustments........................................     1,273     (8,102)     2,451
                                                                                           ------------------------------
   Cash Flow From Operating Activities...................................................    21,369     30,905     57,226
                                                                                           ------------------------------
Investing Activities
   Property additions....................................................................   (34,285)   (35,304)   (21,583)
   Property disposals....................................................................     2,110      3,225      1,889
   Net proceeds from divestitures........................................................    22,865
   Acquisitions and other investing......................................................    (1,838)    (2,411)   (10,276)
                                                                                           ------------------------------
   Cash Flow From Investing Activities...................................................   (11,148)   (34,490)   (29,970)
                                                                                           ------------------------------
Financing Activities
   Additions to long-term debt...........................................................       402        295        146
   Reductions of long-term debt..........................................................      (710)    (1,037)    (1,445)
   Changes in notes payable and short-term debt..........................................     8,776     17,438      2,247
   Cash dividends........................................................................    (5,947)    (5,655)    (5,438)
   Company stock purchases and sales.....................................................    (6,999)    (9,907)   (28,318)
                                                                                           ------------------------------
   Cash Flow From Financing Activities...................................................    (4,478)     1,134    (32,808)
                                                                                           ------------------------------
Effect of exchange rate changes on cash..................................................    (1,644)    (2,724)    (1,302)
                                                                                           ------------------------------
Increase (decrease) in cash and cash equivalents.........................................     4,099     (5,175)    (6,854)
Beginning cash and cash equivalents......................................................    19,921     25,096     31,950
                                                                                           ------------------------------
Ending cash and cash equivalents.........................................................  $ 24,020   $ 19,921   $ 25,096
                                                                                           ------------------------------
Supplemental cash flow information:
   Interest payments.....................................................................  $  3,299   $  2,328   $  1,419
   Income tax payments...................................................................     8,663     15,762      9,893

See notes to consolidated financial statements.

Consolidated Statement of Changes in
Retained Earnings And Accumulated
Other Comprehensive Income
(In thousands)



                                                                               Accumulated
                                                                                 Other
                                                                 Retained     Comprehensive   Comprehensive
                                                                 Earnings        Income          Income
                                                                 ------------------------------------------
Balances January 1, 1996......................................   $ 309,712      $   2,177
   Net income.................................................      23,061                      $  23,061
   Cumulative translation adjustments (a).....................                       (747)           (747)
                                                                                                ---------
      Comprehensive income....................................                                  $  22,314
                                                                                                ---------
   Common dividends...........................................      (6,811)
   Preferred dividends........................................         (64)
                                                                  ------------------------
Balances December 31, 1996....................................      325,898         1,430
   Net income.................................................       21,854                     $  21,854
   Cumulative translation adjustments (a).....................                     (7,174)         (7,174)
   Minimum pension liability adjustments (b)..................                       (538)           (538)
                                                                                                ---------
      Comprehensive income....................................                                  $  14,142
                                                                                                ---------
   Common dividends...........................................       (4,181)
   Preferred dividends........................................          (37)
                                                                  ------------------------
Balances December 31, 1997....................................      343,534        (6,282)
   Net income.................................................       18,275                     $  18,275
   Cumulative translation adjustments (a).....................                     (3,625)         (3,625)
   Minimum pension liability adjustments (b)..................                       (333)           (333)
                                                                                                ---------
      Comprehensive income....................................                                  $  14,317
                                                                                                ---------
   Common dividends...........................................       (5,898)
   Preferred dividends........................................          (49)
                                                                  ------------------------
Balances December 31, 1998....................................    $ 355,862     $ (10,240)
                                                                  ------------------------

(a) -- Charges to cumulative translation adjustments in 1998, 1997, and 1996 include tax expense of $30,000, $670,000 and $350,000, respectively.
(b) -- Charges to minimum pension liability adjustments in 1998 and 1997 are net of tax benefit of $221,000 and $360,000, respectively.



Components of accumulated other comprehensive income are as follows:


                                                         (In thousands)
                                                   ----------------------------
                                                     1998       1997     1996
                                                   ----------------------------
Cumulative translation adjustments                 $ (9,369)  $(5,744)  $1,430
Minimum pension liability adjustments                  (871)     (538)
                                                   ----------------------------
Accumulated other comprehensive income             $(10,240)  $(6,282)  $1,430
                                                   ----------------------------


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1--Basis of Presentation
Certain prior year balances have been reclassified to conform with the current year presentation.

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

INTANGIBLE ASSETS, INCLUDING GOODWILL AND PATENTS, ARE AMORTIZED ON A STRAIGHT LINE OR UNITS OF PRODUCTION BASIS OVER PERIODS NOT EXCEEDING 20 YEARS.

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

COMPREHENSIVE INCOME, DETERMINED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130, INCLUDES NET INCOME AND CHANGES IN OTHER COMPREHENSIVE INCOME ITEMS WHICH ARE REPORTED IN SHAREHOLDERS' EQUITY. OTHER COMPREHENSIVE INCOME IS REPORTED NET OF RELATED INCOME TAX EXPENSE OR BENEFIT.

Note 2--Restructuring

Restructuring charges of $1,021,000 in 1998 and $2,164,000 in 1997 relate to planned workforce reductions at international locations, primarily in Germany. Charges of $7,786,000 in 1996 were principally for separation pay and asset impairments associated with the closing of the Esmond, Rhode Island safety products manufacturing facility.

Note 3--Research and Development Expense
RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $17,415,000 in 1998, $16,668,000 in 1997, and $19,122,000 in 1996.

Note 4--Other Income
                                        (In thousands)
                                   ------------------------
                                     1998     1997    1996
                                   ------------------------
Interest........................... $1,293   $2,068  $2,628
Rent...............................  1,226    1,108   1,366
Dispositions of assets.............    807    2,568   1,725
Equity in earnings of affiliates...     (6)     516     656
Divestiture of affiliates..........  2,807
Other..............................   (101)     542     766
                                   ------------------------
Total..............................  6,026    6,802   7,141
                                   ------------------------

Note 5--Inventories

MOST U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

Reductions in certain inventory quantities during 1998, 1997, and 1996 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $320,000 in 1998, $572,000 in 1997, and $10,361,000 in 1996, and increased net income by $195,000 ($.04 per share), $349,000 ($.08 per share), and $6,217,000
($1.28 per share) respectively.

                                         (In thousands)
                                        ----------------
                                         1998     1997
                                        ----------------
Finished products...................... $36,956  $36,626
Work in process........................  12,445   13,772
Raw materials and supplies.............  36,090   30,668
                                        ----------------
Total inventories......................  85,491   81,066
                                        ----------------
Excess of FIFO costs over LIFO costs     43,732   45,053
                                        ----------------

Inventories stated on the LIFO basis represent 51%, 45%, and 39% of the total inventories at December 31, 1998, 1997, and 1996, respectively.


Note 6--Long-Term Debt

                                             (In thousands)
                                            ---------------
                                             1998     1997
                                            ---------------
U.S.
  Industrial development debt issues
     payable through 2022, 5.0%............ $10,750  $10,950
  Other, 7% to 18.9%.......................       6       76
International
  Various notes payable through 2002,
     5.5% to 9.2% ($1,241 secured
     by pledge of assets located abroad)...   1,654    2,636
                                            ----------------
Total......................................  12,410   13,662
Amounts due within one year................     491    1,392
                                            ----------------
Long-term debt.............................  11,919   12,270
                                            ----------------

Approximate maturities of these obligations over the next five years are $491,000 in 1999, $353,000 in 2000, $339,000 in 2001, $306,000 in 2002 and none in 2003. International notes payable include $171,000 with no fixed maturity date. Some U.S. loan agreements contain covenants to maintain specified levels of shareholders' equity.

Notes to Consolidated Financial Statements

Note 7--Segment Information

IN 1998, THE COMPANY ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 131, WHICH DESIGNATES THE INTERNAL FINANCIAL INFORMATION THAT IS USED BY MANAGEMENT FOR MAKING OPERATING DECISIONS AND ASSESSING PERFORMANCE AS THE SOURCE FOR IDENTIFYING THE COMPANY'S OPERATING SEGMENTS. Prior years' segment information has been restated to conform with SFAS 131.

The company is organized into three geographic operating segments (U.S., Europe, and other non-U.S.), each of which includes a number of operating companies. The company is engaged in the manufacture and sale of safety and health equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, and monitoring instruments. In addition, the company manufactures and sells specialty chemicals, including boron-based chemicals.

Reportable segment information is presented in the following table:

                                                             (In thousands)
                                   -------------------------------------------------------------------
                                                                 Other     Reconciling   Consolidated
                                      U.S.        Europe        non-U.S.      items        totals
                                   -------------------------------------------------------------------
1998
Sales to external customers........ $274,865       $121,964       $ 92,042   $  2,310     $491,181
Intercompany sales.................   33,430         16,922          1,635    (51,987)
Net income.........................   14,855            214          1,838      1,368       18,275
Total assets.......................  294,637        108,293         62,758     (8,972)     456,716
Interest income....................      377            503            450        (37)       1,293
Interest expense...................    2,308            211          1,074       (335)       3,258
Noncash items:
   Depreciation and amortization...   15,685          4,893          1,663        157       22,398
   Pension income (expense)........   13,694         (3,126)          (224)                 10,344
Equity in earnings of affiliates...                                     (6)                     (6)
Income tax provision (benefit).....    8,026           (398)         1,868        437        9,933
Investments in affiliates..........      358                                       31          389
Property additions.................   26,662          4,010          3,610          3       34,285
Fixed assets.......................  130,484         24,793          9,257         27      164,561

1997
Sales to external customers........  273,542        121,949         97,620      1,213      494,324
Intercompany sales.................   37,160         17,803          1,325    (56,288)
Net income.........................   16,503            220          4,312        819       21,854
Total assets.......................  287,397        118,133         59,475    (27,852)     437,153
Interest income....................      661          1,185            469       (247)       2,068
Interest expense...................    1,850            302            926       (297)       2,781
Noncash items:
   Depreciation and amortization...   16,785          4,853          1,413        182       23,233
   Pension income (expense)........   14,705         (3,318)          (506)                 10,881
Equity in earnings of affiliates...                                    516                     516
Income tax provision...............   10,589            841          1,999        956       14,385
Investments in affiliates..........    2,386                                    1,009        3,395
Property additions.................   28,145          3,998          3,143         18       35,304
Fixed assets.......................  124,831         24,983          8,106         37      157,957

1996
Sales to external customers........  283,525        138,636         79,155       (331)     500,985
Intercompany sales.................   33,738         15,612            632    (49,982)
Net income.........................   16,049          4,925          2,887       (800)      23,061
Total assets.......................  269,308        133,327         51,225    (31,345)     422,515
Interest income....................      843          1,440            543       (198)       2,628
Interest expense...................      961            437            462       (265)       1,595
Noncash items:
   Depreciation and amortization...   16,482          5,917          1,073        172       23,644
   Pension income (expense)........    4,647         (4,291)          (488)                   (132)
Equity in earnings of affiliates...                     224            432                     656
Income tax provision (benefit).....   10,889          1,217          1,690       (190)      13,606
Investments in affiliates..........    2,378            340                       484        3,202
Property additions.................   14,659          5,174          1,750                  21,583
Fixed assets.......................  113,865         28,152          7,143         43      149,203





Sales by product line:                        (In thousands)
                                       1998          1997         1996
                                    ------------------------------------
Safety and health equipment.........$452,420       $463,250     $472,731
Specialty chemicals.................  38,761         31,074       28,254
                                    ------------------------------------
                                     491,181        494,324      500,985
                                    ------------------------------------

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Sales are attributed to countries based on the location of the selling company. Sales in Germany were $58,239,000 in 1998, $62,343,000 in 1997, and $73,282,000
in 1996.

Notes to Consolidated Financial Statements

Note 8--Income Taxes

INCOME TAXES ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109. DEFERRED TAX BALANCES ARE STATED AT ENACTED TAX RATES EXPECTED TO BE IN EFFECT WHEN TAXES ARE ACTUALLY PAID OR DEDUCTIONS ARE TAKEN. NO PROVISION IS MADE FOR UNDISTRIBUTED EARNINGS OF INTERNATIONAL AFFILIATES SINCE LITTLE OR NO TAX WOULD RESULT UNDER APPLICABLE EXISTING STATUTES OR BECAUSE MANAGEMENT INTENDS THAT THESE EARNINGS BE PERMANENTLY REINVESTED FOR WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS.

The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                                        (In thousands)
                                                         ---------------------------------------
                                                               1998         1997          1996
                                                         ---------------------------------------
Income Before Income Taxes
U.S. income...........................................     $   25,811   $    43,735   $    31,087
Non-U.S. income.......................................          5,083         7,510        12,267
Currency translation (losses).........................           (487)         (437)         (641)
Eliminations..........................................         (2,199)      (14,569)       (6,046)
                                                         ----------------------------------------
Income Before Income Taxes............................         28,208        36,239        36,667
                                                         ----------------------------------------
Provisions For Income Taxes
Current
  Federal.............................................           (146)        2,686         9,549
  State...............................................           (328)          479         1,634
  Non-U.S.............................................          2,808         3,775         4,948
                                                         ----------------------------------------
  Total current provision.............................          2,334         6,940        16,131
                                                         ----------------------------------------
Deferred
  Federal.............................................          7,364         6,595          (900)
  State...............................................          1,382         1,256          (146)
  Non-U.S.............................................         (1,147)         (406)       (1,479)
                                                         ----------------------------------------
  Total deferred provision............................          7,599         7,445        (2,525)
                                                         ----------------------------------------
Provisions for Income Taxes...........................          9,933        14,385        13,606
                                                         ----------------------------------------



The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:


Provision for income taxes at statutory rate................    9,873        12,684        12,833
State income taxes, net of federal benefit..................      685         1,128           967
Currency translation........................................      170           153           313
Non-U.S. taxes..............................................     (332)          418          (995)
Other--net..................................................     (463)            2           488
                                                               ------------------------------------
Provision for income taxes..................................    9,933        14,385        13,606
                                                               ------------------------------------


The components of deferred taxes are as follows:



                                                                  (In thousands)
                                                          --------------------------
                                                               1998           1997
                                                          --------------------------
Deferred tax assets
  Postretirement benefits.............................     $    5,979     $   5,926
  Inventory reserves and unrealized profits...........          4,339         4,379
  Vacation allowances.................................          2,032         1,960
  Postemployment benefits.............................            526           643
  Liability insurance.................................          3,080         3,003
  Allowance for doubtful accounts.....................            783           553
  Trademarks and license fees.........................            564           520
  Warranties..........................................            765         2,220
  Other...............................................          2,195         2,348
                                                          --------------------------
  Total deferred tax assets...........................         20,263        21,552
                                                          --------------------------
Deferred tax liabilities
  Depreciation........................................        (22,119)      (20,728)
  Pension.............................................        (12,344)       (6,777)
                                                          --------------------------
  Total deferred tax liabilities......................        (34,463)      (27,505)
                                                          --------------------------
Net deferred taxes....................................        (14,200)       (5,953)
                                                          --------------------------



Undistributed earnings of international companies for which U.S. income taxes have not been provided were $71,914,000 at December 31, 1998.

Note 9--Capital Stock

   . Common stock, no par value--20,000,000 shares authorized
   . Second cumulative preferred voting stock, $10 par value--1,000,000 shares authorized; none issued
   . 4-1/2% cumulative preferred stock, $50 par value--100,000 shares authorized; 71,373 shares issued and 49,313 shares ($1,595,000) held in treasury (no activity during the three years ended December 31, 1998)

Common stock activity is summarized as follows:



                                                                                                        (in thousands)

                                                                    Stock                                   Stock
                                                      Shares     Compensation    Shares In     Shares     Compensation  Treasury
                                                      Issued         Trust       Treasury      Issued        Trust         Cost
                                                    ---------------------------------------  ------------------------------------
Balances January 1, 1996.........................    6,719,403                  (1,536,646)  $     8,300                $(68,665)
Management Share Incentive Plan issues...........       17,050                                       771
Management Share Incentive Plan forfeitures......         (560)                                      (25)
Stock options exercised..........................       13,840                                       602
Sale to Stock Compensation Trust.................                   (600,000)      600,000         1,218    $(28,200)     26,982
Purchased for treasury...........................                                 (601,962)                              (28,853)
                                                    ---------------------------------------  ------------------------------------
Balances December 31, 1996.......................    6,749,733      (600,000)   (1,538,608)       10,866     (28,200)    (70,536)
Management Share Incentive Plan forfeitures......         (147)                                       (7)
Stock options exercised..........................       29,645                                     1,438
Purchased for treasury...........................                                 (184,708)                              (11,338)
                                                    ---------------------------------------  ------------------------------------
Balances December 31, 1997.......................    6,779,231      (600,000)   (1,723,316)       12,297     (28,200)    (81,874)
Management Share Incentive Plan issues...........                     16,130                         219         758
Stock options exercised..........................                     12,180                          75         573
Purchased for treasury...........................                                 (105,351)                               (7,647)
                                                    ---------------------------------------  ------------------------------------
Balances December 31, 1998.......................    6,779,231      (571,690)   (1,828,667)       12,591     (26,869)    (89,521)
                                                    ---------------------------------------  ------------------------------------

The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain benefit plans, including employee stock options and awards. In 1996, the company sold 600,000 treasury shares, at market value, to the Trust, in exchange for a $28,200,000 promissory note, 8% interest, payable to the company.

The company has a Shareholder Rights Plan under which each outstanding share of common stock is granted one preferred share purchase right. The rights are exercisable for a fraction of a share of preferred stock, only if a person or group acquires or commences a tender offer for 15% or more of the company's common stock. In the event a person or group acquires 15% or more of the outstanding common stock, each right not owned by that person or group will entitle the holder to purchase that number of shares of common stock having a value equal to twice the $225 exercise price. The Board of Directors may redeem the rights for $.01 per right at any time until ten days after the announcement that a 15% position has been acquired. The rights expire on February 21, 2007.

Note 10--Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating leases expiring at various dates through 2002. Rent expense was $5,846,000 in 1998, $6,751,000 in 1997, and
$6,956,000 in 1996. Future minimum rental payments under noncancelable leases are not significant.

Note 11--Earnings per Share

BASIC EARNINGS PER SHARE IS COMPUTED ON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EARNINGS PER SHARE INCLUDES THE EFFECT OF THE WEIGHTED AVERAGE STOCK OPTIONS OUTSTANDING DURING THE PERIOD, USING THE TREASURY STOCK METHOD. ANTIDILUTIVE OPTIONS ARE NOT CONSIDERED IN COMPUTING DILUTED EARNINGS PER SHARE.

                                                  (In thousands)
                                           ----------------------------
                                             1998      1997      1996
                                           ----------------------------
Net income................................ $18,275   $21,854   $23,061
Preferred stock dividends.................     (49)      (37)      (64)
                                           ----------------------------
Income available to common shareholders...  18,226    21,817    22,997
                                           ----------------------------

Basic shares outstanding..................   4,430     4,536     4,852
Stock options.............................      17        13         3
                                           ----------------------------
Diluted shares outstanding................   4,447     4,549     4,855
                                           ----------------------------
Antidilutive stock options................       3                  19
                                           ----------------------------



Notes to Consolidated Financial Statements

Note 12--Short-Term Debt


Short-term bank lines of credit amounted to $52,834,000 of which $19,877,000 was unused at December 31, 1998. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $32,957,000 and $23,762,000 at December 31, 1998 and 1997, respectively. The average month-end balance of total short-term borrowings during 1998 was $31,297,000 while the maximum month-end balance of $38,550,000 occurred at July 31,1998. The average interest rate during 1998 was approximately 8% based upon total short-term interest expense divided by the average month-end balance outstanding, and 7% at year-end.

Note 13--Pensions and Other Postretirement Benefits

THE COMPANY'S NON-CONTRIBUTORY PENSION PLANS ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 87 WHICH REQUIRES USE OF THE PROJECTED UNIT CREDIT COST METHOD TO DETERMINE THE PROJECTED BENEFIT OBLIGATION AND PLAN COST. THE PRINCIPAL U.S. PLAN IS FUNDED IN COMPLIANCE WITH THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). IT IS THE GENERAL POLICY TO FUND CURRENT COSTS FOR THE INTERNATIONAL PLANS EXCEPT IN GERMANY AND MEXICO, WHERE IT IS COMMON PRACTICE AND PERMISSIBLE UNDER TAX LAWS TO ACCRUE BOOK RESERVES. A minimum liability is recognized for unfunded defined benefit plans for which the accumulated benefit obligation exceeds accrued pension costs. The amount of the minimum liability in excess of unrecognized prior service cost, net of tax benefit, is recorded as a reduction in shareholders' equity. Non-contributory plan benefits are generally based on years of service and employees' compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents, THE COSTS FOR WHICH ARE ACCOUNTED FOR IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS
(SFAS) NO. 106. SFAS NO. 106 REQUIRES RECOGNITION OF RETIREE HEALTH AND LIFE INSURANCE BENEFITS DURING THE EMPLOYEES' SERVICE WITH THE COMPANY.

Information pertaining to defined benefit pension plans and other postretirement benefits plans, PREPARED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 132, is provided in the following table.

(In thousands)                                                      Pension Benefits                 Other Benefits
                                                                --------------------------        --------------------
                                                                 1998              1997              1998       1997
Change in Benefit Obligations
   Benefit obligations at January 1............................  $195,314         $193,151        $  15,283   $ 16,437
   Service cost................................................     5,057            4,897              319        303
   Interest cost...............................................    13,327           13,548            1,089      1,030
   Employee contributions......................................        54              136
   Plan amendments.............................................                                         (84)
   Actuarial (gains) losses....................................    10,967            7,206            2,161     (1,393)
   Benefits paid...............................................   (12,883)         (12,238)          (1,415)    (1,094)
   Curtailments................................................                     (1,312)
   Settlements.................................................    (4,931)          (4,972)
   Currency translation effects................................       364           (5,102)
                                                                 --------------------------         ------------------
   Benefit obligations at December 31..........................   207,269          195,314           17,353     15,283
                                                                 --------------------------         ------------------

Change in Plan Assets
   Fair value of plan assets at January 1......................   296,219          256,722
   Actual return on plan assets................................    50,725           55,112
   Employer contributions......................................     2,760            2,512            1,415      1,094
   Employee contributions......................................       162              235
   Benefits paid...............................................   (12,883)         (12,238)          (1,415)    (1,094)
   Settlements.................................................    (4,931)          (4,972)
   Currency translation effects................................    (1,162)          (1,152)
                                                                 --------------------------         ------------------
   Fair value of plan assets at December 31....................   330,890          296,219
                                                                 --------------------------         ------------------

Funded Status
   Funded status at December 31................................   123,621          100,905          (17,353)   (15,283)
   Unrecognized transition gains...............................    (4,916)          (5,425)
   Unrecognized prior service cost.............................     2,033            2,449              (76)
   Unrecognized net actuarial (gains) losses...................  (113,151)        (102,209)           2,215        202
                                                                 --------------------------         ------------------
   Prepaid (accrued) benefit cost..............................     7,587           (4,280)         (15,214)   (15,081)
                                                                 --------------------------         ------------------

Amounts Recognized in the Balance Sheet
   Prepaid benefit cost........................................    46,162           31,091
   Accrued benefit liability...................................   (40,678)         (37,195)         (15,214)   (15,081)
   Intangible asset............................................       651              926
   Minimum pension liability adjustments.......................     1,452              898
                                                                 --------------------------         ------------------
   Prepaid (accrued) benefit cost..............................     7,587           (4,280)         (15,214)   (15,081)
                                                                 --------------------------         ------------------



Notes to Consolidated Financial Statements



(In thousands, except percents)                                            Pension Benefits                Other Benefits
                                                                      -------------------------          -------------------
                                                                        1998             1997             1998         1997
Acturial Assumptions at December 31)
   Discount rate..................................................     3.5-9%           3.5-8%            6.75%         7%
   Expected return on plan assets.................................     7.5-9%             8-9%
   Rate of compensation increases.................................     1.5-6%           2.5-6%

Plans with Accumulated Benefit Obligations in Excess of Plan Assets
   Projected benefit obligations................................... $ 40,825         $ 34,833
   Accumulated benefit obligations.................................   37,214           32,123
   Plan assets.....................................................        0                0






                                                                     Pension Benefits                      Other Benefits
                                                         -------------------------------------     -------------------------------
Components of Net Periodic Benefit Cost (Credit)             1998          1997          1996          1998       1997        1996
                                                         -------------------------------------     -------------------------------

   Service cost......................................... $  5,057      $  4,897     $   5,243      $    319     $  303      $  408
   Interest cost........................................   13,327        13,548        13,892         1,089      1,030       1,152
   Expected return on plan assets.......................  (22,002)      (20,478)      (17,562)
   Amortization of transition obligation/(asset)........     (729)         (801)          184
   Amortization of prior service cost...................      387           405           361            (8)
   Recognized net actuarial (gains) losses..............   (2,391)       (2,726)       (1,986)            8
   Settlement gain......................................   (3,993)       (4,541)
   Curtailment gain.....................................                 (1,185)
                                                         -------------------------------------     -------------------------------
   Net periodic benefit cost (credit)...................  (10,344)      (10,881)          132         1,408      1,333       1,560
                                                         -------------------------------------     -------------------------------

For measurement purposes, a 5% annual rate of increase in the costs of covered health care benefits was assumed for 1998, decreasing to 4% for the year 1999 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1 million and $100,000, respectively.

Expense for defined contribution pension plans was $3,113,000 in 1998, $3,185,000 in 1997, and $3,028,000 in 1996.

Note 14--Stock Plans

The Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 1998, there were 557,286 shares and 33,300 shares, respectively, reserved for future grants pursuant to these plans.

Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Restricted stock awards are granted to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR THE PLANS. ACCORDINGLY, NO COMPENSATION COST IS RECOGNIZED FOR STOCK OPTION GRANTS. COMPENSATION COST FOR RESTRICTED STOCK AWARDS IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. Restricted stock awards of 16,130 shares (fair value of $60.56 per share) were granted in 1998. Restricted stock awards expense charged to operations was $368,000 in 1998, $436,000 in 1997, and $350,000 in 1996. The company's net income and earnings per share would not be significantly affected if compensation cost for stock option grants was determined based on fair value at grant dates consistent with the method provided in Statement of Financial Accounting Standards No. 123.

A summary of the two stock option plans follows:


                                                1998                          1997                      1996
                                       ----------------------------------------------------------------------------------------
                                                  Weighted-Average              Weighted-Average              Weighted-Average
                                       Shares      Exercise Price     Shares     Exercise Price    Shares         Exercise
                                       ----------------------------------------------------------------------------------------
Outstanding at beginning of year.....   55,001        $50.63          58,365         $46.77        46,360         $46.18
Granted..............................   29,084         61.86          27,451          56.80        31,455          46.37
Exercised............................  (12,180)        53.18         (29,645)         48.51       (13,840)         43.49
Forfeited............................                                 (1,170)         56.64        (5,610)         47.50
                                       ----------------------------------------------------------------------------------------
Outstanding at end of year...........   71,905         54.74          55,001          50.63        58,365          46.77
                                       ----------------------------------------------------------------------------------------

Options exercisable at year-end......   71,905                        55,001                       58,365
                                       ----------------------------------------------------------------------------------------

Options outstanding at December 31, 1998 have a weighted-average remaining contractual life of approximately 7.9 years and an exercise price range of $40.43 to $60.56, except for 2,500 shares at $71.63.

Summary of Selected Financial  Data




SUMMARY OF OPERATIONS                                        1998      1997      1996      1995      1994
(In thousands, except as noted)
Net sales                                                  $491,181   $494,324  $500,985  $487,668  $459,607
-------------------------------------------------------------------------------------------------------------
Other income                                                  6,026      6,802     7,141     5,219     6,136
-------------------------------------------------------------------------------------------------------------
Cost of products sold                                       311,672    302,225   307,112   296,845   286,725
-------------------------------------------------------------------------------------------------------------
Selling, general and administrative                         130,335    134,444   133,071   138,187   124,714
-------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                22,398     23,233    23,644    21,030    19,200
-------------------------------------------------------------------------------------------------------------
Interest expense                                              3,258      2,781     1,595     1,730     2,224
-------------------------------------------------------------------------------------------------------------
Currency exchange losses                                        315         40       735     1,233     3,968
-------------------------------------------------------------------------------------------------------------
Unusual items                                                 1,021      2,164     5,302       730     3,086
-------------------------------------------------------------------------------------------------------------
Taxes on income                                               9,933     14,385    13,606    14,220    10,497
-------------------------------------------------------------------------------------------------------------
Net income                                                   18,275     21,854    23,061    18,912    15,329
-------------------------------------------------------------------------------------------------------------
   Basic per common share (in dollars)                         4.11       4.81      4.74      3.32      2.58
-------------------------------------------------------------------------------------------------------------
   Diluted per common share (in dollars)                       4.10       4.80      4.74      3.32      2.58
-------------------------------------------------------------------------------------------------------------
Dividends paid per common share (in dollars)                   1.33       1.24      1.10      1.06       .94
-------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding--basic   4,430      4,536     4,852     5,681     5,921
-------------------------------------------------------------------------------------------------------------





YEAR-END POSITION
Working capital                                            $119,203   $116,373  $136,593  $156,641  $166,494
-------------------------------------------------------------------------------------------------------------
Working capital ratio                                           2.1        2.1       2.5       3.2       3.4
-------------------------------------------------------------------------------------------------------------
Property, at cost                                           371,687    357,422   349,577   342,412   323,317
-------------------------------------------------------------------------------------------------------------
Total assets                                                456,716    437,153   422,515   416,362   421,575
-------------------------------------------------------------------------------------------------------------
Long-term debt                                               11,919     12,270    13,278    14,746    16,564
-------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                 241,743    240,004   239,738   252,174   264,378
-------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                          55.21      53.86     51.99     48.66     45.45
-------------------------------------------------------------------------------------------------------------



QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(In thousands, except earnings per share)


                                                    1998                                                 1997
                               ------------------------------------------------    ------------------------------------------------

                                               Quarters                                           Quarters
                               --------------------------------------              ----------------------------------------
                                 1st       2nd       3rd       4th       Year         1st       2nd       3rd       4th       Year
                               ------------------------------------------------    ------------------------------------------------

Net sales...................   $122,145  $124,168  $114,928  $129,940  $491,181     $113,473  $129,245  $120,602  $131,004  $494,324

Gross profit................     44,918    44,713    42,770    47,108   179,509       43,074    48,883    48,042    52,100   192,099

Net income..................      5,488     4,802     3,073     4,912    18,275        3,604     5,055     5,832     7,363    21,854

                               ------------------------------------------------    -------------------------------------------------

Basic earnings per share....       1.23      1.08       .69      1.12      4.11          .78      1.10      1.29      1.65      4.81

                               ------------------------------------------------    -------------------------------------------------

Diluted earnings per share..       1.23      1.07       .69      1.11      4.10          .78      1.10      1.29      1.64      4.80

                               ------------------------------------------------    -------------------------------------------------

