Form 10-K405, Exhibit 13
period 1999-12-31
MINE SAFETY APPLIANCES CO
filed 2000-03-24
CIK 66570

                                                                      Exhibit 13
                                                                      ----------

     Management's Discussion
          and Analysis
          ----------------------------------------------------------------------

Forward-looking Statements

     This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements regarding expectations for future product introductions, cost reduction and restructuring plans, liquidity, sales and earnings, Year 2000 issues, and market risk. Actual results may differ from expectations contained in such forward-looking statements and can be affected by any number of factors, many of which are outside of management's direct control. Among the factors that could cause such differences are the effects of cost reduction efforts, new product introductions, market and operating conditions affecting specialty chemical customers, availability of critical materials and components, the economic environment, and interest and currency exchange rates. Also contained herein is information concerning Year 2000 readiness as defined in the Federal Year 2000 Information and Readiness Disclosure Act.

Results of Operations

     Corporate initiatives - The company continues to focus on cost control initiatives designed to improve its competitive position and profitability. In the U.S., staff reductions resulting from a voluntary retirement incentive program (VRIP) and other workforce reduction programs are expected to lower pre-tax operating costs by approximately $5.5 million annually.

     In Europe, a new management team has been implementing organizational changes which are expected to reduce operating costs and establish a more integrated approach to business in that area. In 1999 the company incurred pre-tax restructuring charges totaling $4.0 million, primarily severance costs in Germany, related to the workforce reduction initiatives. These reductions are expected to lower pre-tax operating costs in Europe by approximately $3.0 million annually.

     In the U.S., the company is also actively pursuing opportunities to consolidate office space in Pittsburgh as a means of reducing operating costs and improving communications and productivity.

     The second quarter 1999 acquisition of Campbell Gardwel, a South African maker of personal protective equipment, made MSA the largest safety products supplier on the African continent. The acquisition combines MSA's strength in mining markets with Campbell Gardwel's focus in industrial markets.

     To further enhance its position in the rapidly-growing thermal imaging camera market, the company acquired ISI Group, Inc. (ISIG) in February 2000. Based in Albuquerque, New Mexico, ISIG is an established manufacturer of infrared cameras for the fire service and predictive and preventive maintenance markets.

     1999 versus 1998 - Sales for 1999 were $494.2 million, a decrease of $1.9 million, or less than 1%, from $496.1 million in 1998. Sales in the prior year included the HAZCO Services, Inc. and Baseline Industries, Inc. business units until they were divested on June 30, 1998. Sales of ongoing operations improved by $11.8 million in 1999, but were partially offset by the negative currency translation effects in international operations of the strong U.S. dollar.

     Sales by U.S. operations were $278.3 million in 1999, a decrease of $1.5 million, or 1%, from $279.8 million in 1998. U.S. sales in 1998 included HAZCO Services, Inc. and Baseline Industries, Inc., through mid-year. The divestitures resulted in approximately $13.6 million less sales in 1999 compared to 1998. The improvements in sales from ongoing businesses in 1999 reflect growth in safety products sales, partially offset by lower specialty chemical sales. Shipments of self-contained breathing apparatus and thermal imaging cameras to the fire service market were particularly strong in 1999. Delays in new product introductions depressed instrument product sales for most of the year. The company began shipping the improved Passport FiveStar(R) Alarm multigas detector late in 1999 and is placing priority efforts on other new instrument product introductions. Specialty chemicals are sold to a limited number of large pharmaceutical and chemical companies and short-term sales levels are highly dependent on the performance of these customers' products in their respective markets. The company believes that lower specialty chemical sales in 1999 were largely due to a number of special situations with individual customer's production and marketing activities. Specialty chemical shipments improved somewhat in the fourth quarter of 1999 and further recovery is expected in 2000.

     Sales by European operations, stated in U.S. dollars, were $114.1 million in 1999, a decrease of $7.9 million, or 6%, from $122.0 million in 1998. The decrease reflects a slight decline in local currency sales and negative currency translation effects when stated in U.S. dollars. Flat or somewhat improved local currency sales in most European countries were partially offset by lower sales in Britain.

     Sales by MSA's operations outside the U.S. and Europe were $102.3 million in 1999 compared to $92.0 million in 1998, an increase of $10.3 million, or 11%. Significant improvements in local currency sales in most countries were partially offset by unfavorable currency translation effects when stated in U.S. dollars. Local currency sales increased in 1999 at almost all operations, but particularly in Africa and Canada. Sales at MSA Africa were significantly higher as a result of the previously-mentioned acquisition of Campbell Gardwel.

     Gross profit for 1999 was $179.7 million, a decrease of $4.7 million, or 3%, from $184.4 million in 1998. Approximately $1.0 million of the decrease was volume related. The remainder of the decrease in gross profit dollars was related to a decline in the ratio of gross profit to sales to 36.4% in 1999 compared to 37.2% in 1998.

     Research and development expenses were largely unchanged in 1999 at $17.1 million, compared to $17.4 million in 1998. These expenses relate primarily to safety and health equipment research and development activities in the U.S and Germany.

     Depreciation, selling and administrative expenses decreased $4.9 million to $152.8 million in 1999, and decreased as a percent of sales to 30.9% from 31.8% in 1998. The decrease

--------------------------------------------------------------------------------

reflects cost savings resulting from restructuring initiatives in the U.S. and the mid-1998 divestitures of HAZCO Services, Inc. and Baseline Industries, Inc. Depreciation, selling and administrative expenses at international operations were slightly higher than in 1998.

     Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 13, pension credits, combined with pension costs, resulted in net pension credits of $10.2 million in 1999 and $10.3 million in 1998. Net pension credits in 1999 included a net credit of $2.8 million resulting from the termination benefit costs and settlement gains associated with the previously-mentioned voluntary retirement incentive program. In 1998 net pension credits included a $4.0 million settlement gain. Future net pension credits can be volatile depending on future marketplace performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit payout levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

     Currency exchange gains were $694,000 in 1999, compared to losses of $315,000 in 1998. The most significant gains from currency valuation changes in 1999 occurred in Latin America.

     Restructuring charges in 1999 were $4.0 million compared to $1.0 million in 1998. The charges in both years relate primarily to severance and early retirement costs associated with workforce reductions in Germany.

     Other income, for which further information is included in note 4, was $3.8 million in 1999 compared to $6.0 million in 1998. Other income for 1999 included pre-tax gains of $2.2 million on sales of real estate. Other income for 1998 included $2.8 million pre-tax gains related to the divestitures of the HAZCO Services, Inc. and Baseline Industries, Inc. affiliates. The operating results of these two affiliates were not material to the consolidated financial statements during the two years ended December 31, 1998.

     The effective income tax rate, for which further information is included in note 8, was 29.6% in 1999 and 35.2% in 1998. The lower effective rate in 1999 reflects tax benefits on international operating losses, primarily in Germany, and adjustments to prior years' taxes in the U.S., mainly due to foreign sales corporation tax benefits.

     As further described in note 15, during 1999 the company changed the reporting periods of a number of international affiliates, including Germany which is the company's largest affiliate. This change was made to improve the consistency of consolidated operating results and to more effectively utilize the global information technology infrastructure. The effect of this change is reported as a change in accounting principle.

     Income before change in reporting period was $16.3 million in 1999 compared to $18.3 million in 1998. Basic earnings per share of common stock before change in reporting period declined in 1999 to $3.76, compared to $4.11 in 1998.

     The change in reporting period reduced 1999 net income by $1.2 million and earnings per share of common stock by $0.27 and represents the after-tax results of the affected affiliates for the one month period ended December 31, 1999. This net loss included severance costs related to ongoing workforce reductions in Germany combined with the results of seasonally low December operating activity in the units affected, due to extended holiday shutdowns in Europe.

     Net income for 1999 was $15.1 million compared to $18.3 million in 1998. Basic earnings per share of common stock declined in 1999 to $3.49, compared to $4.11 in 1998. Earnings per share benefited from share repurchases that reduced average shares outstanding by 2% in 1999.

     1998 versus 1997 - Sales for 1998 were $496.1 million, a decrease of $3.0 million, or 1%, from $499.1 million in 1997. Relatively flat sales levels reflect divestitures and the negative currency translation effects of the strong U.S. dollar, largely offset by modest growth in U.S sales and local currency sales in international markets.

     Sales by U.S. operations were $279.8 million in 1998 compared to $278.4 million in 1997. Flat sales levels reflect strong growth in specialty chemicals sales and modest improvements in personal protective equipment sales. These gains were largely offset by the mid-year divestitures of HAZCO Services, Inc. and Baseline Industries, Inc., which were sold on June 30, 1998, as part of ongoing initiatives to rationalize distribution channels and improve operating performance. The divestitures resulted in $16.8 million lower sales in 1998 compared to 1997.

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

     Gross profit for 1998 was $184.4 million, a decrease of $12.5 million, or 6%, from $196.9 million in 1997. The 1998 ratio of gross profit to sales declined to 37.2% from 39.5%. The lower gross profit percentage in 1998 reflects somewhat lower margins in the U.S., while the margins of international operations were relatively stable. Lower margins at U.S. operations reflect the full transition to an indirect sales strategy and competitive pricing and promotions in personal protective equipment markets, somewhat higher low-margin government sales, and lower specialty chemical margins, primarily related to product mix.

     Management's Discussion
          and Analysis
          ----------------------------------------------------------------------

     Research and development expenses in 1998 were $17.4 million, compared to $16.7 million in 1997, reflecting modest increases in safety and health equipment research activity in the U.S and Germany.

     Depreciation, selling and administrative expenses decreased $4.8 million to $157.7 million in 1998, and decreased as a percent of sales to 31.8% from 32.6% in 1997. The decrease reflects the mid-year divestitures of HAZCO Services, Inc. and Baseline Industries, Inc., partially offset by higher expenses in other U.S. operations. Depreciation, selling and administrative expenses at international operations were slightly lower than in 1997, due in part to currency translation effects.

     Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 13, pension credits, combined with pension costs, resulted in net pension credits of $10.3 million in 1998 and $10.9 million in 1997. Net pension credits in 1998 included a $4.0 million settlement gain. In 1997 the net pension credits included credits of $5.7 million for settlement and curtailment gains associated with the 1996 closing of the Esmond, Rhode Island plant.

     Currency exchange losses charged to income in 1998 were $315,000, compared to $40,000 in 1997. The most significant losses from currency valuation changes in 1998 occurred in Latin America.

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

     Net income in 1998 was $18.3 million compared to $21.9 million in 1997. Basic earnings per share of common stock declined in 1998 to $4.11, compared to $4.81 in 1997. Earnings per share benefited from share repurchases that reduced average shares outstanding by 2% in 1998.

Liquidity and Financial Condition

     Cash and cash equivalents decreased $6.9 million during 1999, compared to a $4.1 million increase in 1998. The company's principal source of financing capital expenditures and internal growth is cash flow from operations. Operations provided cash of $39.4 million in 1999 compared to $20.8 million in 1998. The most significant reasons for improved operating cash flow were reduced inventory levels and a reduction in trade receivables, primarily due to the sale of trade receivables in the U.S. As more fully described in note 14, the accounts receivable facility provided a net $18.7 million in cash during the year. These effects were somewhat offset by unfavorable currency exchange effects on working capital balances in 1999. Cash used by other operating activities in 1999 included $3.2 million of development costs for the Cranberry Woods office park. Cash provided by operations in 1998 was $8.4 million lower than in 1997, reflecting increased receivables in 1998 compared to a significant decrease in receivables in 1997.

     Investing activities used cash of $29.6 million in 1999 compared to $10.5 million in 1998. Cash flow from investing in 1998 benefited from net proceeds of $22.9 million received on the sales of HAZCO Services, Inc. and Baseline Industries, Inc. business units. In 1999 acquisitions and other investing included $3.0 million related to the acquisition of Campbell Gardwel in South Africa. Capital expenditures totaled $26.2 million in 1999 and $34.3 million in 1998. Both 1998 and 1997 included increased expenditures for information systems and manufacturing facility improvements associated with U.S. restructuring activities. In the past five years, approximately $136 million has been spent on new facilities, equipment, and information systems.

     Cash used by financing activities was $15.4 million in 1999 compared to $4.5 million in 1998. The additional use of cash in 1999 reflects reductions in short-term borrowings during the year. Dividends paid on the common stock during 1999 (the 82nd consecutive year of dividend payment) were $1.36 per share, up from the $1.33 per share in 1998 and $1.24 per share in 1997. Cash dividends are paid at a conservative percentage of income, which is consistent with the company's practice of financing growth internally. During 1999, the company repurchased 91,263 common shares for $5.7 million. As of December 31, 1999, an additional 132,663 shares may be repurchased under current authorizations.

     Short term debt decreased $28.8 million during 1999 to $4.1 million. The decrease reflects the use of proceeds from the issuance of long term debt and the sale of receivables. The average amount of short term debt outstanding during 1999 and 1998 was $38.9 million and $31.3 million, respectively. Credit available at year-end with financial institutions was the U.S. dollar equivalent of $34.4 million, of which $30.3 million was unused.

     Long-term debt, including the current portion, increased $24.5 million during 1999 to $36.9 million, or 13.2% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity. The increase is due to the issuance of $25 million in fixed rate senior notes payable in installments through 2006. Proceeds of the notes were used to reduce short term variable rate debt.

     Receivables decreased $35.9 million to $58.9 million at December 31, 1999. As more fully described in note 14, the decrease reflects the sale of accounts receivable under a securitization facility. Trade receivables expressed in number of days' sales outstanding was 43 days at December 31, 1999, compared to 70 days in 1998. Other receivables were $22.7 million at December 31, 1999, representing a retained interest in the securitized receivables. Inventories decreased $3.4 million to

--------------------------------------------------------------------------------

$82.1 million at December 31, 1999. Inventory measured against sales turned 6.0 times in 1999 and 5.8 times in 1998. The working capital ratio was 2.5 to 1 at the end of 1999 and 2.1 to 1 at the end of 1998. The improvement is largely due to the refinancing of short-term debt during 1999.

     The company's financial position remains strong and is expected to provide adequate capital resources for operations, capital expansion and dividends to shareholders.

Cumulative Translation Adjustments

     The year-end position of the U.S. dollar relative to international currencies resulted in translation losses of $5.1 million being charged to the cumulative translation adjustments shareholders' equity account in 1999, compared to losses of $3.6 million in 1998 and $7.2 million in 1997. Translation losses in 1999 occurred primarily in Brazil, Germany and Italy. Significant 1998 translation losses occurred in Germany, Canada and Australia. Charges for 1998 also include effects related to the consolidation of Wuxi-MSA Safety Equipment Co., Ltd.

Financial Instrument Market Risk

     Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates. The company does not enter into derivatives or other financial instruments for hedging or trading purposes, nor does it engage in currency exchange rate hedges or interest rate swap agreements.

     Currency exchange rate sensitivity - By the very nature of its global operations, the company's cash flow and earnings are subject to fluctuations due to exchange rate changes. However, because the company operates in a number of locations around the world, currency exchange risk is well diversified. Short-term debt of international affiliates is payable in local currencies, which is in keeping with the company's policy of reducing currency exchange exposures by offsetting local currency assets with local currency debt.

     Interest rate sensitivity - The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments were reported at carrying values which approximate fair value at December 31, 1999. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $500,000. However, the company's sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Year 2000

     The company did not experience significant disruptions to operations as a result of the Year 2000 rollover. To date, no significant Year 2000 related problems have been encountered with third parties. The company believes that substantially all critical processes and systems have operated successfully since the date rollover.

     Costs of Year 2000 remediation, all of which were funded from operating cash flow and expensed as incurred each year, were less than $5 million.

     In management's opinion, the ongoing risk of Year 2000-related operating disruptions is minimal.

Common Stock

     At December 31, 1999, there were 4,291,671 shares of common stock outstanding. There were at least 875 identifiable common stockholders on November 19, 1999, a recent date for dividends. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations for common shares follow:

                         1999                   1998
------------------------------------------------------------
Quarter            High        Low         High        Low
------------------------------------------------------------
First             $74 3/4     $53         $70 1/2    $57 1/4
Second             81          50 1/2      76 1/2     69
Third              74 7/8      60          87         64
Fourth             67          56 3/4      81 7/8     64 1/2

     Common stock quarterly cash dividend information is as follows:

              Amount
              Per         Record               Payment
Quarter       Share       Date                 Date
------------------------------------------------------------
                              1999
              ----------------------------------------------
First         $ .34       Feb. 26, 1999        Mar. 10, 1999
Second          .34       May 28, 1999         Jun. 10, 1999
Third           .34       Aug. 13, 1999        Sep. 10, 1999
Fourth          .34       Nov. 19, 1999        Dec. 10, 1999
              -----
Total          1.36
              -----
                              1998
              ----------------------------------------------
First         $ .31       Feb. 27, 1998        Mar. 10, 1998
Second          .34       May 22, 1998         Jun. 10, 1998
Third           .34       Aug. 14, 1998        Sep. 10, 1998
Fourth          .34       Nov. 20, 1998        Dec. 10, 1998
              -----
Total          1.33
              -----



     The company's stock transfer agent is Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, South St.Paul, MN 55075-0738.

     MSA 1999
          Financial Review
          ----------------------------------------------------------------------

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


/s/ James E. Herald
-------------------

James E. Herald
Vice President--Finance
Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Board of Directors of Mine Safety Appliances Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in retained earnings and accumulated other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 15 to the financial statements, the Company changed the reporting period for certain subsidiaries in 1999.


/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 17, 2000

Consolidated
  Statement of Income
  ------------------------------------------------------------------------------

(In thousands, except per share amounts)
Year Ended December 31                                      1999           1998           1997
Net sales ...........................................     $ 494,227       $496,104     $ 499,136

Other income ........................................         3,824          6,026         6,802
                                                          --------------------------------------
                                                            498,051        502,130       505,938
                                                          --------------------------------------
Costs and expenses

   Cost of products sold ............................       314,493        311,672       302,225

   Selling, general and administrative ..............       129,478        135,258       139,256

   Depreciation and amortization.....................        23,356         22,398        23,233

   Interest .........................................         4,273          3,258         2,781

   Currency exchange (gains)/losses .................          (694)           315            40

   Facilities consolidation and restructuring charges         3,960          1,021         2,164
                                                          --------------------------------------
                                                            474,866        473,922       469,699
                                                          --------------------------------------

Income before income taxes ..........................        23,185         28,208        36,239

Provision for income taxes ..........................         6,859          9,933        14,385
                                                          --------------------------------------
Income before change in reporting period ............        16,326         18,275        21,854

Change in reporting period, net of tax ..............        (1,192)
                                                          --------------------------------------
Net income ..........................................     $  15,134      $  18,275     $  21,854
                                                          ======================================
Basic earnings per common share:

   Income before change in reporting period .........     $    3.76      $    4.11     $    4.81

   Change in reporting period .......................          (.27)
                                                          --------------------------------------
   Net income .......................................     $    3.49      $    4.11     $    4.81
                                                          ======================================
Diluted earnings per common share:

   Income before change in reporting period .........     $    3.75      $    4.10     $    4.80

   Change in reporting period .......................          (.27)
                                                          --------------------------------------
   Net income .......................................     $    3.48      $    4.10     $    4.80
                                                          ======================================

See notes to consolidated financial statements.

     Consolidated
       Balance Sheet
       -------------------------------------------------------------------------

(In thousands, except per share amounts)
December 31                                                                                             1999            1998
Assets
Current Assets   Cash ........................................................................       $   8,898      $  10,084
                 Temporary investments, at cost which approximates market ....................           8,210         13,936
                 Trade receivables, less allowance for doubtful accounts $2,322 and $3,004....          58,911         94,850
                 Other receivables ...........................................................          22,716
                 Inventories .................................................................          82,097         85,491
                 Deferred tax assets .........................................................          13,348         14,349
                 Prepaid expenses and other current assets ...................................           8,910         10,499
                                                                                                     ------------------------
                 Total current assets ........................................................         203,090        229,209
                                                                                                     ------------------------

Property         Land ........................................................................           4,655          4,999
                 Buildings ...................................................................         105,022        102,211
                 Machinery and equipment .....................................................         260,664        255,286
                 Construction in progress ....................................................           8,154          9,191
                                                                                                     ------------------------
                 Total .......................................................................         378,495        371,687
                 Less accumulated depreciation ...............................................        (214,986)      (207,126)
                                                                                                     ------------------------
                 Net property ................................................................         163,509        164,561
                                                                                                     ------------------------
Other Assets     Prepaid pension cost ........................................................          61,357         46,162
                 Deferred tax assets .........................................................           4,152          1,005
                 Other noncurrent assets .....................................................          19,633         16,784
                                                                                                     ------------------------
                 Total .......................................................................       $ 451,741      $ 457,721
                                                                                                     ========================

Liabilities
Current
Liabilities      Notes payable and current portion of long-term debt .........................       $   4,477      $  33,450
                 Accounts payable ............................................................          29,056         34,966
                 Employees' compensation .....................................................          11,048         11,891
                 Insurance ...................................................................          10,402          8,932
                 Taxes on income .............................................................           3,878            991
                 Other current liabilities ...................................................          21,144         19,776
                                                                                                     ------------------------
                 Total current liabilities ...................................................          80,005        110,006
                                                                                                     ------------------------
Long-term Debt   .............................................................................          36,550         11,919
                                                                                                     ------------------------
Other
Liabilities      Pensions and other employee benefits.........................................          54,111         60,550
                 Deferred tax liabilities ....................................................          35,961         29,554
                 Other noncurrent liabilities ................................................           2,657          2,846
                                                                                                     ------------------------
                 Total other liabilities .....................................................          92,729         92,950
                                                                                                     ------------------------

Shareholders' Equity
                 Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50).......           3,569          3,569
                 Common stock, no par value (shares outstanding:
                   1999--4,291,671; 1998--4,378,874) .........................................          12,596         12,564
                 Stock compensation trust ....................................................         (26,679)       (26,869)
                 Treasury shares, at cost ....................................................         (96,762)       (91,089)
                 Deferred stock compensation .................................................            (504)          (951)
                 Accumulated other comprehensive income.......................................         (14,831)       (10,240)
                 Earnings retained in the business ............................................        365,068        355,862
                                                                                                     ------------------------
                 Total shareholders' equity ..................................................         242,457        242,846
                                                                                                     ------------------------
                 Total .......................................................................       $ 451,741      $ 457,721
                                                                                                     ========================

See notes to consolidated financial statements.

     Consolidated
          Statement of Cash Flows
          ----------------------------------------------------------------------

(In thousands)
Year Ended December 31                                        1999              1998            1997
Operating Activities
   Net income .........................................     $ 15,134         $ 18,275         $ 21,854
   Depreciation and amortization ......................       23,625           22,398           23,233
   Pensions ...........................................      (10,175)         (10,344)         (10,881)
   Gain on divestitures ...............................                        (2,238)
   Deferred income taxes ..............................        3,269            7,599            7,445
   Receivables and other receivables ..................       15,013           (7,730)          10,352
   Inventories ........................................        5,272           (7,764)          (4,026)
   Accounts payable and accrued liabilities ...........       (1,892)             317           (4,079)
   Other assets and liabilities .......................       (4,592)            (417)          (4,891)
   Other--including currency exchange adjustments......       (6,218)             666           (9,800)
                                                            ------------------------------------------
   Cash Flow From Operating Activities ................       39,436           20,762           29,207
                                                            ------------------------------------------
Investing Activities
   Property additions .................................      (26,247)         (34,285)         (35,304)
   Property disposals .................................        1,567            2,834            4,388
   Net proceeds from divestitures .....................                        22,865
   Acquisitions and other investing ...................       (4,892)          (1,955)          (1,876)
                                                            ------------------------------------------
   Cash Flow From Investing Activities ................      (29,572)         (10,541)         (32,792)
                                                            ------------------------------------------
Financing Activities
   Additions to long-term debt ........................       25,336              402              295
   Reductions of long-term debt .......................         (589)            (710)          (1,037)
   Changes in notes payable and short-term debt .......      (28,767)           8,776           17,438
   Cash dividends .....................................       (5,928)          (5,947)          (5,655)
   Company stock purchases and sales ..................       (5,451)          (6,999)          (9,907)
                                                            ------------------------------------------
   Cash Flow From Financing Activities ................      (15,399)          (4,478)           1,134
                                                            ------------------------------------------
Effect of exchange rate changes on cash ...............       (1,377)          (1,644)          (2,724)
                                                            ------------------------------------------
(Decrease) increase in cash and cash equivalents.......       (6,912)           4,099           (5,175)
Beginning cash and cash equivalents ...................       24,020           19,921           25,096
                                                            ------------------------------------------
Ending cash and cash equivalents ......................     $ 17,108         $ 24,020         $ 19,921
                                                            ==========================================
Supplemental cash flow information:
   Interest payments ..................................     $  4,299         $  3,299         $  2,328
   Income tax payments ................................        3,648            7,513           15,762


See notes to consolidated financial statements

     Consolidated Statement of Changes
       in Retained Earnings And Accumulated
       Other Comprehensive Income
       -------------------------------------------------------------------------

(In thousands)
                                                                                 Accumulated
                                                                                    Other
                                                          Retained               Comprehensive    Comprehensive
                                                          Earnings                  Income            Income
                                                          -----------------------------------------------------
Balances January 1, 1997 ............................      $325,898               $  1,430
   Net income .......................................        21,854                                   $  21,854
   Cumulative translation adjustments (a) ...........                               (7,174)              (7,174)
   Minimum pension liability adjustments (b).........                                 (538)                (538)
                                                                                                      ---------
      Comprehensive income ..........................                                                 $  14,142
                                                                                                      =========
   Common dividends .................................        (4,181)
   Preferred dividends ..............................           (37)
                                                           -------------------------------
Balances December 31, 1997 ..........................       343,534                 (6,282)
   Net income .......................................        18,275                                   $  18,275
   Cumulative translation adjustments (a) ...........                               (3,625)              (3,625)
   Minimum pension liability adjustments (b).........                                 (333)                (333)
                                                                                                      ---------
      Comprehensive income ..........................                                                 $  14,317
                                                                                                      =========
   Common dividends .................................        (5,898)
   Preferred dividends ..............................           (49)
                                                          --------------------------------
Balances December 31, 1998 ..........................       355,862                (10,240)
   Net income .......................................        15,134                                   $  15,134
   Cumulative translation adjustments ...............                               (5,141)              (5,141)
   Minimum pension liability adjustments (b).........                                  550                  550
                                                                                                      ---------
      Comprehensive income ..........................                                                 $  10,543
                                                                                                      =========
   Common dividends .................................        (5,878)
   Preferred dividends ..............................           (50)
                                                          ================================
Balances December 31, 1999 ..........................     $ 365,068               $(14,831)
                                                          ================================


(a) - Charges to cumulative translation adjustments in 1998 and 1997 include tax expense of $30,000 and $670,000, respectively.

(b) - The 1999 credit to minimum pension liability adjustments is net of tax expense of $367,000. Charges in 1998 and 1997 are net of tax benefit of $221,000 and $360,000, respectively.


   Components of accumulated other comprehensive income are as follows:

                                                                                   (In thousands)
                                                                    -------------------------------------------
                                                                      1999               1998             1997
                                                                    -------------------------------------------
Cumulative translation adjustments............................      $(14,510)         $ (9,369)         $(5,744)
Minimum pension liability adjustments.........................          (321)             (871)            (538)
                                                                    -------------------------------------------
Accumulated other comprehensive income........................      $(14,831)         $(10,240)         $(6,282)
                                                                    -------------------------------------------

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

     ALL SIGNIFICANT MAJORITY-OWNED COMPANIES, EXCEPT MINE SAFETY FUNDING CORPORATION, ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. INVESTMENTS IN WHICH THE COMPANY HAS AN EQUITY INTEREST OF 20% TO 50% ARE CARRIED AT EQUITY IN NET ASSETS. INTERCOMPANY TRANSACTIONS ARE ELIMINATED IN CONSOLIDATION.

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

Note 2--Restructuring

Restructuring charges of $3,960,000 in 1999, $1,021,000 in 1998 and $2,164,000
in 1997 relate to workforce reductions, primarily in Germany.

Note 3--Research and Development Expense

RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $17,097,000 in 1999, $17,415,000 in 1998, and $16,668,000 in 1997.

Note 4--Other Income
                                              (In thousands)
                                     ----------------------------------
                                       1999         1998         1997
                                     ----------------------------------
Interest .......................     $   914      $ 1,293      $ 2,068
Rent ...........................       1,310        1,226        1,108
Dispositions of assets .........       1,796          807        2,568
Equity in earnings of affiliates          45           (6)         516
Divestiture of affiliates ......                    2,807
Other, net .....................        (241)        (101)         542
                                     ----------------------------------
Total ..........................       3,824        6,026        6,802
                                     ----------------------------------

Note 5--Inventories

MOST U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

     Reductions in certain inventory quantities during 1999, 1998, and 1997 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $216,000 in 1999, $320,000 in 1998, and $572,000 in 1997, and increased net income by $132,000 ($.03 per share), $195,000 ($.04 per share), and $349,000
($.08 per share), respectively.

                                                    (In thousands)
                                                  -------------------
                                                    1999       1998
                                                  -------------------
Finished products ..............................  $37,604     $36,956
Work in process ................................    7,500      12,445
Raw materials and supplies .....................   36,993      36,090
                                                  -------------------
Total inventories ..............................   82,097      85,491
                                                  -------------------
Excess of FIFO costs over LIFO costs............   44,919      43,732
                                                  -------------------

     Inventories stated on the LIFO basis represent 48%, 51%, and 45% of the total inventories at December 31, 1999, 1998, and 1997, respectively.

Note 6--Long-Term Debt

                                                (In thousands)
                                             -------------------
                                               1999       1998
                                             -------------------
U.S.
  Industrial development debt issues
     payable through 2022, 5.7% ........     $10,750     $10,750
  Series A Senior Notes
     payable through 2001, 7.3% ........       5,000
  Series B Senior Notes
     payable through 2006, 7.69% .......      20,000
  Other, 18% ...........................          89           6
International
  Various notes payable through 2002,
     3.9% to 8% ($773 collateralized
     by pledge of assets located
     abroad)............................       1,110       1,654
                                             -------------------
Total ..................................      36,949      12,410
Amounts due within one year ............         399         491
                                             -------------------
Long-term debt .........................      36,550      11,919
                                             -------------------

     Approximate maturities of these obligations over the next five years are $399,000 in 2000, $5,340,000 in 2001, $4,292,000 in 2002, $4,005,000 in 2003 and
$4,000,000 in 2004. International notes payable include $163,000 with no fixed maturity date. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.

     Notes to Consolidated
      Financial Statements
      --------------------------------------------------------------------------

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

                                                                                     (In thousands)
                                                                   -----------------------------------------------------------------
                                                                                             Other      Reconciling     Consolidated
                                                                     U.S.       Europe      non-U.S.       items           totals
                                                                   -----------------------------------------------------------------
1999
Sales to external customers................................        $278,273    $114,138     $102,251          $(435)      $ 494,227
Intercompany sales ........................................          33,638      17,637        2,181        (53,456)
Net income ................................................          13,117      (1,726)       4,737           (994)         15,134
Total assets ..............................................         298,842      88,393       70,986         (6,480)        451,741
Interest income ...........................................             590         406          327           (409)            914
Interest expense ..........................................           3,411         285          926           (349)          4,273
Noncash items:
   Depreciation and amortization...........................          16,991       4,386        1,822            157          23,356
   Pension income (expense) ...............................          12,928      (3,149)         396                         10,175
Equity in earnings of affiliates...........................                                       45                             45
Income tax provision (benefit).............................           7,461      (2,097)       2,431           (936)          6,859
Investments in affiliates .................................           1,358                                      70           1,428
Property additions ........................................          19,320       4,662        2,255             10          26,247
Fixed assets ..............................................         132,531      21,679        9,275             24         163,509

1998
Sales to external customers ...............................         279,788     121,964       92,042          2,310         496,104
Intercompany sales ........................................          33,430      16,922        1,635        (51,987)
Net income ................................................          14,855         214        1,838          1,368          18,275
Total assets ..............................................         294,637     109,288       62,768         (8,972)        457,721
Interest income ...........................................             377         503          450            (37)          1,293
Interest expense ..........................................           2,308         211        1,074           (335)          3,258
Noncash items:
   Depreciation and amortization ..........................          15,685       4,893        1,663            157          22,398
   Pension income (expense) ...............................          13,694      (3,126)        (224)                        10,344
Equity in earnings of affiliates...........................                                       (6)                            (6)
Income tax provision (benefit) ............................           8,026        (398)       1,868            437           9,933
Investments in affiliates .................................             358                                      31             389
Property additions ........................................          26,662       4,010        3,610              3          34,285
Fixed assets ..............................................         130,484      24,793        9,257             27         164,561

1997
Sales to external customers ...............................         278,354     121,949       97,620          1,213         499,136
Intercompany sales ........................................          37,160      17,803        1,325        (56,288)
Net income ................................................          16,503         220        4,312            819          21,854
Total assets ..............................................         287,397     118,133       59,475        (27,852)        437,153
Interest income ...........................................             661       1,185          469           (247)          2,068
Interest expense ..........................................           1,850         302          926           (297)          2,781
Noncash items:
   Depreciation and amortization ..........................          16,785       4,853        1,413            182          23,233
   Pension income (expense) ...............................          14,705      (3,318)        (506)                        10,881
Equity in earnings of affiliates...........................                                      516                            516
Income tax provision ......................................          10,589         841        1,999            956          14,385
Investments in affiliates .................................           2,386                                   1,009           3,395
Property additions ........................................          28,145       3,998        3,143             18          35,304
Fixed assets ..............................................         124,831      24,983        8,106             37         157,957

Sales by product line:                                                       (In thousands)
                                                                      1999        1998        1997
                                                                   ---------------------------------
Safety and health equipment ...............................        $458,927    $456,605     $467,340
Specialty chemicals .......................................          35,300      39,499       31,796
                                                                   ---------------------------------
                                                                    494,227     496,104      499,136
                                                                   ---------------------------------

 Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level. Sales are attributed to countries based on the location of the selling company. Sales in Germany were $56,017,000 in 1999, $58,239,000 in 1998, and $62,343,000 in 1997.

________________________________________________________________________________

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
    The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                                                                       (In thousands)
                                                                                            ------------------------------------
                                                                                              1999          1998           1997
                                                                                            ------------------------------------
Income Before Income Taxes
U.S. income..........................................................................       $ 23,790      $ 25,811      $ 43,735
Non-U.S. income......................................................................          3,225         5,083         7,510
Currency translation (losses)........................................................            (95)         (487)         (437)
Eliminations.........................................................................         (3,735)       (2,199)      (14,569)
                                                                                            ------------------------------------
Income Before Income Taxes...........................................................         23,185        28,208        36,239
                                                                                            ------------------------------------

Provisions For Income Taxes
Current
  Federal............................................................................           (834)         (146)        2,686
  State..............................................................................            367          (328)          479
  Non-U.S............................................................................          3,281         2,808         3,775
                                                                                            ------------------------------------
  Total current provision............................................................          2,814         2,334         6,940
                                                                                            ------------------------------------

Deferred
  Federal............................................................................          5,779         7,364         6,595
  State..............................................................................            921         1,382         1,256
  Non-U.S............................................................................         (2,655)       (1,147)         (406)
                                                                                            ------------------------------------
  Total deferred provision...........................................................          4,045         7,599         7,445
                                                                                            ------------------------------------
Provisions for Income Taxes..........................................................          6,859         9,933        14,385
                                                                                            ------------------------------------

    The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:

Provision for income taxes at statutory rate.........................................          8,115         9,873        12,684
State income taxes, net of federal benefit...........................................            837           685         1,128
Adjustment of prior years' income taxes..............................................           (954)         (469)          (44)
Non-U.S. taxes.......................................................................           (774)         (332)          418
Other--net...........................................................................           (365)          176           199
                                                                                            ------------------------------------
Provision for income taxes...........................................................          6,859         9,933        14,385
                                                                                            ------------------------------------

    The components of deferred taxes are as follows:
                                                                                                 (In thousands)
                                                                                            ----------------------
                                                                                               1999          1998
                                                                                            ----------------------
Deferred tax assets
  Postretirement benefits............................................................       $  5,399      $  5,979
  Inventory reserves and unrealized profits..........................................          4,568         4,339
  Vacation allowances................................................................          1,986         2,032
  Loss and credit carryforwards......................................................          6,574
  Liability insurance................................................................          3,111         3,080
  Accrued liabilities................................................................          1,948         1,861
  Allowance for doubtful accounts....................................................            409           783
  Trademarks and license fees........................................................            608           564
  Warranties.........................................................................            856           765
  Other..............................................................................            417           860
                                                                                            ----------------------
  Total deferred tax assets..........................................................         25,876        20,263
                                                                                            ----------------------
Deferred tax liabilities
  Depreciation.......................................................................        (25,585)      (22,119)
  Pension............................................................................        (18,752)      (12,344)
                                                                                            ----------------------
  Total deferred tax liabilities.....................................................        (44,337)      (34,463)
                                                                                            ----------------------
Net deferred taxes...................................................................        (18,461)      (14,200)
                                                                                            ----------------------

    Undistributed earnings of international companies for which U.S. income taxes have not been provided were $68,871,000 at December 31, 1999.

    The company has tax credit carryforwards of $2,455,000 that expire between 2003 and 2018. The company also has net operating loss carryforwards of $3,053,000 with no expiration date and $1,066,000 that expire between 2004 and 2008.

     Notes to Consolidated
      Financial Statements
      -------------------------------------------------------------------------

Note 9--Capital Stock

    . Common stock, no par value--20,000,000 shares authorized
    . Second cumulative preferred voting stock, $10 par value--1,000,000 shares authorized; none issued
    . 4 1/2% cumulative preferred stock, $50 par value--100,000 shares authorized; 71,373 shares issued and 49,713 shares ($1,608,000) held in treasury (400 shares, $13,000, purchased for treasury in 1999: no activity in 1998 and 1997)

Common stock activity is summarized as follows:

                                                                           Shares                        Dollars (In thousands)
                                                             -----------------------------------   ---------------------------------
                                                                            Stock                                Stock
                                                              Shares    Compensation   Shares In    Shares   Compensation  Treasury
                                                              Issued        Trust       Treasury    Issued       Trust       Cost
                                                             -----------------------------------   ---------------------------------
Balances January 1, 1997 ...............................     6,749,101    (600,000)   (1,537,976)  $ 10,839    $(28,200)   $(70,509)
Management Share Incentive Plan forfeitures ............          (147)                                  (7)
Stock options exercised ................................        29,645                                1,438
Purchased for treasury .................................                                (184,708)                           (11,338)
                                                             -----------------------------------   ---------------------------------
Balances December 31, 1997 .............................     6,778,599    (600,000)   (1,722,684)    12,270     (28,200)    (81,847)
Management Share Incentive Plan issues .................                    16,130                      219         758
Stock options exercised ................................                    12,180                       75         573
Purchased for treasury .................................                                (105,351)                            (7,647)
                                                             -----------------------------------   ---------------------------------
Balances December 31, 1998 .............................     6,778,599    (571,690)   (1,828,035)    12,564     (26,869)    (89,494)
Stock options exercised ................................                     4,060                       32         190
Purchased for treasury .................................                                 (91,263)                            (5,660)
                                                             -----------------------------------   ---------------------------------
Balances December 31, 1999                                   6,778,599    (567,630)   (1,919,298)    12,596     (26,679)    (95,154)
                                                             -----------------------------------   ---------------------------------

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

Note 10--Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating leases expiring at various dates through 2004. Rent expense was $5,813,000 in 1999, $5,846,000 in 1998, and
$6,751,000 in 1997. Future minimum rental payments under noncancelable leases are not significant.

Note 11--Earnings per Share

BASIC EARNINGS PER SHARE IS COMPUTED ON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EARNINGS PER SHARE INCLUDES THE EFFECT OF THE WEIGHTED AVERAGE STOCK OPTIONS OUTSTANDING DURING THE PERIOD, USING THE TREASURY STOCK METHOD. ANTIDILUTIVE OPTIONS ARE NOT CONSIDERED IN COMPUTING DILUTED EARNINGS PER SHARE.

                                                                                                             (In thousands)
                                                                                                   ---------------------------------
                                                                                                      1999       1998        1997
                                                                                                   ---------------------------------
Net income ................................................................................        $ 15,134     $18,275     $21,854
Preferred stock dividends .................................................................             (50)        (49)        (37)
                                                                                                   ---------------------------------
Income available to common shareholders....................................................          15,084      18,226      21,817
                                                                                                   ---------------------------------

Basic shares outstanding ..................................................................           4,324       4,430       4,536
Stock options .............................................................................              11          17          13
                                                                                                   ---------------------------------
Diluted shares outstanding ................................................................           4,335       4,447       4,549
                                                                                                   ---------------------------------
Antidilutive stock options ................................................................              36           3
                                                                                                   ---------------------------------

--------------------------------------------------------------------------------

Note 12--Short-Term Debt

Short-term bank lines of credit amounted to $34,355,000 of which $30,284,000 was unused at December 31, 1999. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $4,071,000 and $32,957,000 at December 31, 1999 and 1998, respectively. The average month-end balance of total short-term borrowings during 1999 was $38,884,000 while the maximum month-end balance of $49,611,000 occurred at June 30,1999. The average interest rate during 1999 was approximately 8% based upon total short-term interest expense divided by the average month-end balance outstanding, and 17% at year-end.

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

                                                                       (In thousands)
                                                     ------------------------------------------------------
                                                         Pension Benefits                Other Benefits
                                                     ------------------------        ----------------------
                                                       1999           1998             1999          1998
                                                     ------------------------        ----------------------
Change in Benefit Obligations
   Benefit obligations at January 1 ............     $ 207,269      $  195,314        $ 17,353     $ 15,283
   Service cost ................................         5,426           5,057             437          319
   Interest cost ...............................        13,049          13,327           1,212        1,089
   Employee contributions ......................            65              54
   Plan amendments .............................                                                        (84)
   Actuarial (gains) losses ....................       (11,759)         10,967           1,048        2,161
   Benefits paid ...............................       (12,918)        (12,883)         (1,504)      (1,415)
   Settlements .................................       (15,923)         (4,931)
   Termination benefits ........................         5,842
   Currency translation effects ................        (4,165)            364
                                                     -------------------------       ----------------------
   Benefit obligations at December 31 ..........       186,886         207,269          18,546       17,353
                                                     -------------------------       ----------------------
Change in Plan Assets
   Fair value of plan assets at January 1 ......       330,890         296,219
   Actual return on plan assets ................        35,502          50,725
   Employer contributions ......................         2,633           2,760           1,504        1,415
   Employee contributions ......................           169             162
   Benefits paid ...............................       (12,918)        (12,883)         (1,504)      (1,415)
   Settlements .................................       (15,276)         (4,931)
   Currency translation effects ................           250          (1,162)
                                                     -------------------------       ----------------------
   Fair value of plan assets at December 31 ....       341,250         330,890
                                                     -------------------------       ----------------------
Funded Status
   Funded status at December 31 ................       154,364         123,621         (18,546)     (17,353)
   Unrecognized transition gains ...............        (5,320)         (4,916)
   Unrecognized prior service cost .............         1,664           2,033             (69)         (76)
   Unrecognized net actuarial (gains) losses ...      (125,933)       (113,151)          2,985        2,215
                                                     -------------------------       ----------------------
   Prepaid (accrued) benefit cost ..............        24,775           7,587         (15,630)     (15,214)
                                                     -------------------------       ----------------------
Amounts Recognized in the Balance Sheet
   Prepaid benefit cost ........................        61,357          46,162
   Accrued benefit liability ...................       (37,479)        (40,678)        (15,630)     (15,214)
   Intangible asset ............................           362             651
   Minimum pension liability adjustments .......           535           1,452
                                                      ------------------------        ---------------------
   Prepaid (accrued) benefit cost ..............        24,775           7,587         (15,630)     (15,214)
                                                      ------------------------        ---------------------

                                                                                   (In thousands, except percents)
                                                                       ---------------------------------------------------
                                                                           Pension Benefits               Other Benefits
                                                                       ------------------------       --------------------
                                                                          1999          1998            1999         1998
                                                                       ------------------------       --------------------
Actuarial Assumptions at December 31
   Discount rate ..................................................             7%          6.5%        7.5%         6.75%
   Expected return on plan assets .................................             9%            9%
   Rate of compensation increases .................................             4%            4%

Plans with Accumulated Benefit Obligations in Excess
 of Plan Assets
   Projected benefit obligations ..................................     $  40,298     $  40,825
   Accumulated benefit obligations ................................        36,818        37,214
   Plan assets ....................................................             0             0

                                                                                  Pension Benefits               Other Benefits
                                                                        ---------------------------------  -----------------------
Components of Net Periodic Benefit Cost (Credit)                            1999        1998       1997      1999   1998     1997
                                                                        ---------------------------------  -----------------------
   Service cost ...................................................     $   5,426   $   5,057   $   4,897  $  437  $  319   $  303
   Interest cost ..................................................        13,049      13,327      13,548   1,212   1,089    1,030
   Expected return on plan assets .................................       (23,061)    (22,002)    (20,478)
   Amortization of transition obligation (asset) ..................          (703)       (729)       (801)
   Amortization of prior service cost .............................           382         387         405      (8)     (8)
   Recognized net actuarial (gains) losses ........................        (2,487)     (2,391)     (2,726)    278       8
   Settlement gain ................................................        (8,623)     (3,993)     (4,541)
   Curtailment gain ...............................................                                (1,185)
   Termination benefits ...........................................         5,842
                                                                        ---------------------------------  -----------------------
   Net periodic benefit cost (credit) .............................       (10,175)    (10,344)    (10,881)  1,919   1,408    1,333
                                                                        ---------------------------------  -----------------------

  For measurement purposes, an 8% increase in the costs of covered health care benefits was assumed for the year 1999, decreasing by .5% for each successive year to 4% in 2007 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1 million and $100,000, respectively.

  Expense for defined contribution pension plans was $2,750,000 in 1999, $3,113,000 in 1998, and $3,185,000 in 1997.

Note 14--Accounts Receivable Securitization

STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 125 APPLIES A CONTROL-ORIENTED, FINANCIAL COMPONENTS APPROACH TO FINANCIAL-ASSET-TRANSFER TRANSACTIONS. FINANCIAL ASSETS, NET OF RETAINED INTERESTS, ARE REMOVED FROM THE BALANCE SHEET WHEN THE ASSETS ARE SOLD AND CONTROL IS SURRENDERED.

  In November 1999, the company and Mine Safety Funding Corporation (MSF) entered into securitization agreements under which the company sells MSF, on a continuous basis, an undivided interest in eligible trade accounts receivable generated by the company, while maintaining a subordinated interest in a portion of the receivables. MSF is an unconsolidated wholly-owned special purpose, bankruptcy-remote subsidiary of the company. The company services the sold receivables for MSF at market rates and, accordingly, no servicing asset or liability has been recorded. MSF and the company have also entered into securitization agreements with financial institutions under which MSF may sell up to $30 million of accounts receivable to a multi-seller asset-backed commercial paper issuer.

  At December 31, 1999, accounts receivable of $43.3 million were owned by MSF. The company held a subordinated interest in these receivables of $23.7 million, of which $22.7 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $18.7 million at December 31, 1999. The company incurred costs associated with the securitization facility of $300,000 in 1999, representing the discount loss on the sale of the receivables, partially offset by related servicing income.

Note 15--Change in Reporting Period

Beginning in 1999, certain international affiliates which had been consolidated based on fiscal years ending November 30 changed to fiscal years ending December
31. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

                                                                 (In thousands)
                                                                 --------------
Net sales ......................................................    $ 11,290
Cost of products sold ..........................................       8,629
Selling, general and administrative ............................       3,497
Depreciation and amortization ..................................         372
Facilities consolidation and restructuring charges..............         421
Other expenses, net ............................................         258
Income tax benefit .............................................        (695)
                                                                    --------
Change in reporting period, net of tax .........................      (1,192)

--------------------------------------------------------------------------------

Note 16--Stock Plans

The Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 1999, there were 526,338 shares and 30,300 shares, respectively, reserved for future grants pursuant to these plans.

     Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Restricted stock awards are granted to employees without payment to the company in consideration of services to be performed in ensuing five-year periods. THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR THE PLANS. ACCORDINGLY, NO COMPENSATION COST IS RECOGNIZED FOR STOCK OPTION GRANTS. COMPENSATION COST FOR RESTRICTED STOCK AWARDS IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE. Restricted stock awards of 16,130 shares (fair value of $60.56 per share) were granted in 1998. Restricted stock awards expense charged to operations was $448,000 in 1999, $368,000 in 1998, and $436,000 in 1997. The company's net income and earnings per share would not be significantly affected if compensation cost for stock option grants was determined based on fair value at grant dates consistent with the method provided in Statement of Financial Accounting Standards No. 123.

     A summary of the two stock option plans follows:

                                                1999                       1998                        1997
                                      -------------------------------------------------------------------------------
                                               Weighted-Average           Weighted-Average           Weighted-Average
                                       Shares   Exercise Price    Shares   Exercise Price    Shares   Exercise Price
                                      -------------------------------------------------------------------------------
Outstanding at beginning of year..     71,905      $  54.74       55,001      $  50.63       58,365      $  46.77
Granted...........................     33,948         63.72       29,084         61.86       27,451         56.80
Exercised.........................     (4,060)        54.89      (12,180)        53.18      (29,645)        48.51
Forfeited.........................                                                           (1,170)        56.64
                                      -------------------------------------------------------------------------------
Outstanding at end of year........    101,793         57.73       71,905         54.74       55,001         50.63
                                      -------------------------------------------------------------------------------

Options exercisable at year-end...    101,793                     71,905                     55,001
                                      -------------------------------------------------------------------------------

     Options outstanding at December 31, 1999 have a weighted-average remaining contractual life of approximately 7.25 years and an exercise price range of $40.43 to $62.81 (7,090 shares at $69.09 to $71.63).

Note 17--Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)

                                                     1999                                              1998
                                ----------------------------------------------    ---------------------------------------------
                                                 Quarters                                           Quarters
                                --------------------------------------            ------------------------------------
                                   1st      2nd      3rd        4th     Year         1st       2nd      3rd      4th     Year
                                ----------------------------------------------    ---------------------------------------------
Net sales.....................  $115,967 $123,675 $118,004   $136,581 $494,227    $123,408  $125,450 $116,060 $131,186 $496,104
Gross profit..................    42,034   42,308   45,284     50,108  179,734      46,181    45,995   43,902   48,354  184,432
Net income....................     2,570      737    4,341      7,486   15,134       5,488     4,802    3,073    4,912   18,275
                                ----------------------------------------------    ---------------------------------------------
Basic earnings per share......       .59      .16     1.01       1.74     3.49        1.23      1.08      .69     1.12     4.11
                                ----------------------------------------------    ---------------------------------------------
Diluted earnings per share....       .59      .16     1.00       1.73     3.48        1.23      1.07      .69     1.11     4.10
                                ----------------------------------------------    ---------------------------------------------

Fourth quarter 1999 net income and earnings per share include a net loss of $1,192,000 or $.28 per share resulting from the change in reporting period. The effect of this change on full year 1999 net income was $1,192,000 or $.27 per share.

     Summary of Selected
       Financial Data
       -------------------------------------------------------------------------

SUMMARY OF OPERATIONS                                              1999           1998          1997          1996          1995

(In thousands, except as noted)
Net sales                                                       $ 494,227      $ 496,104     $ 499,136     $ 505,055     $ 491,757
----------------------------------------------------------------------------------------------------------------------------------
Other income                                                        3,824          6,026         6,802         7,141         5,219
----------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                             314,493        311,672       302,225       307,112       296,845
----------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative                               129,478        135,258       139,256       137,141       142,276
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                      23,356         22,398        23,233        23,644        21,030
----------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                    4,273          3,258         2,781         1,595         1,730
----------------------------------------------------------------------------------------------------------------------------------
Currency exchange (gains) losses                                     (694)           315            40           735         1,233
----------------------------------------------------------------------------------------------------------------------------------
Facilities consolidation and restructuring charges                  3,960          1,021         2,164         5,302           730
----------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                          6,859          9,933        14,385        13,606        14,220
----------------------------------------------------------------------------------------------------------------------------------
Income before change in reporting period                           16,326         18,275        21,854        23,061        18,912
----------------------------------------------------------------------------------------------------------------------------------
Change in reporting period, net of tax                             (1,192)
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                         15,134         18,275        21,854        23,061        18,912
----------------------------------------------------------------------------------------------------------------------------------
   Basic per common share (in dollars)                               3.49           4.11          4.81          4.74          3.32
----------------------------------------------------------------------------------------------------------------------------------
   Diluted per common share (in dollars)                             3.48           4.10          4.80          4.74          3.32
----------------------------------------------------------------------------------------------------------------------------------
Dividends paid per common share (in dollars)                         1.36           1.33          1.24          1.10          1.06
----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding--basic         4,324          4,430         4,536         4,852         5,681
----------------------------------------------------------------------------------------------------------------------------------


YEAR-END POSITION
----------------------------------------------------------------------------------------------------------------------------------
Working capital                                                 $ 123,085      $ 119,203     $ 116,373     $ 136,593     $ 156,641
----------------------------------------------------------------------------------------------------------------------------------
Working capital ratio                                                 2.5            2.1           2.1           2.5           3.2
----------------------------------------------------------------------------------------------------------------------------------
Property, at cost                                                 378,495        371,687       357,422       349,577       342,412
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      451,741        457,721       437,153       422,515       416,362
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                     36,550         11,919        12,270        13,278        14,746
----------------------------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                       241,374        241,743       240,004       239,738       252,174
----------------------------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                                56.24          55.21         53.86         51.99         48.66
----------------------------------------------------------------------------------------------------------------------------------