Form 10-K, Exhibit 13
period 2000-12-31
MINE SAFETY APPLIANCES CO
filed 2001-03-27
CIK 66570

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis

Forward-looking Statements

      This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements regarding expectations for future product introductions, cost reduction and restructuring plans, liquidity, sales and earnings, and market risk. Actual results may differ from expectations contained in such forward-looking statements and can be affected by any number of factors, many of which are outside of management's direct control. Among the factors that could cause such differences are the effects of cost reduction efforts, new product introductions, market and operating conditions affecting specialty chemical customers, availability of critical materials and components, the economic environment, and interest and currency exchange rates.

Results of Operations

      Corporate initiatives - During the past year, MSA made significant progress in improving its competitive position and profitability through new product introductions, targeted acquisitions in focused product and geographic markets, and continuing cost reduction programs. These efforts are expected to continue in 2001 and beyond.

      In 2000, MSA strengthened its product offerings and commitment to the fire service market in two important ways - the introduction of the Evolution line of Thermal Imaging Cameras and the addition of CairnsHelmets, the most respected and established line of firefighter head protection. Since the mid-nineties, MSA has recognized the dramatic market potential of thermal imaging camera technology in protecting lives and assisting firefighters in the line of duty. During the first quarter of 2000, the company's commitment to the practical application of this technology was demonstrated by the acquisition of ISI Group, Inc. (ISIG), an established manufacturer of infrared cameras, and the mid-year introduction of the MSA-designed and manufactured Evolution line of cameras. In August, MSA acquired CairnsHelmets of Clifton, New Jersey, the best known and respected supplier of firefighter head protection in North America.

      On February 2, 2001, MSA acquired Surety Manufacturing and Testing, Ltd. in Canada. Surety is a leading provider of fall protection equipment and rescue systems to railway, construction, and utility markets. The acquisition complements the existing line of MSA Rose fall protection products and services. In addition, the Surety line of rescue and retrieval systems further enhances MSA product offerings to the fire service market.

      Current year results in North America benefited from workforce reduction and voluntary retirement incentive programs that were completed in 1999. Further activities are underway in 2001 to more closely integrate the company's sales and marketing strategy throughout North America and to streamline operations, particularly in Canada. The company remains committed to the previously-announced plan to consolidate office space in Pittsburgh as a means of further reducing operating costs and improving communications and productivity.

      In Europe, the company is making organizational changes that are expected to dramatically improve profitability by reducing operating costs, improving manufacturing efficiencies, and providing an integrated marketing and distribution approach. Significant European reorganization efforts include centralized customer service, product line management, and inventory planning and control. Country-specific reorganization is also underway in Britain and Germany, including workforce reductions and sale of excess facilities.

      In South Africa, the company completed its reorganization and facilities consolidation plan following the 1999 acquisition of Campbell Gardwel, a South African maker of personal protective equipment. MSA is now positioned as the largest safety products supplier on the African continent, with strength in both mining and industrial markets.

      During the year a dedicated team made significant progress in advancing the company's e-business capabilities. Initial applications that facilitate business relationships with the company's North American distributor/partners are expected to be operational in the first half of 2001, including an on-line catalog and internet-enabled inventory, order, and account status query capabilities.

      Supply-chain management presents MSA with major opportunities for improving inventory management, manufacturing efficiencies, and customer service. In 2000, the company established a team that is focused on improving all aspects of supply chain management.

      2000 versus 1999 - Sales for 2000 were $500.4 million, an increase of $2.5 million, or less than 1%, from $497.9 million in 1999. Local currency sales growth of 5% was partially offset by negative exchange rate movements when stated in U.S. dollars.

      Sales by North American operations were $327.8 million in 2000, an increase of $12.7 million, or 4%, from $315.1 million in 1999. Higher sales in 2000 reflect new product offerings and strong shipments of core safety products to the fire service, industrial and construction markets. Shipments of self-contained breathing apparatus for firefighters, gas masks for defense preparedness, and helmets for industrial and construction worker head-protection all improved significantly during the year. Sales were also strengthened by the third quarter 2000 introductions of the Evolution series of thermal imaging cameras and the CairnsHelmets line of firefighter head protection. The company expects continued sales growth with the inclusion of a full year of sales for these products in 2001. Portable instrument sales were also higher in 2000, reflecting the late-1999 introduction of the improved Passport FiveStar Alarm multigas detector. Specialty chemical sales in 2000 were 8% lower than in the prior year, but rebounded sharply in the fourth quarter. Short-term specialty chemical sales levels are highly dependent on the performance of a limited number of large pharmaceutical and chemical company customers. The company believes that lower specialty chemical sales in the second half of 1999 and the first three quarters of 2000 were largely due to a number of special situations with individual customer's drug development, production and marketing activities. Continued recovery in specialty chemical sales is expected in 2001.

      Sales by European operations were $99.1 million in 2000, a decrease of $14.3 million, or 13%, from $113.4 million in 1999. However, in local currency, sales in Europe were flat year-to-year. Sales growth in Eastern European markets was offset by mixed, but somewhat lower sales in Western European affiliates.

14 | 2000 MSA Annual Report

      Sales by MSA's other international operations were $73.2 million in 2000 compared to $68.0 million in 1999, an increase of $5.2 million, or 8%. A 14% improvement in local currency sales was partially offset by unfavorable currency translation effects when stated in U.S. dollars. Sales growth in South America was particularly strong on improved economic conditions in the region. Notable growth also occurred in Africa and China reflecting expanding operations in those areas.

      Gross profit for 2000 was $187.1 million, an increase of $7.4 million, or 4%, from $179.7 million in 1999. An increase in the ratio of gross profit to sales to 37.4% in 2000 from 36.1% in 1999 is the primary reason for higher gross profit in 2000. Higher sales accounts for approximately $1.0 million of the gross profit improvement.

      Research and development expenses were largely unchanged in 2000 at $17.2 million, compared to $17.1 million in 1999. These expenses relate primarily to safety and health equipment research and development activities in the U.S. and Germany.

      Depreciation, selling and administrative expenses decreased $3.8 million to $149.0 million in 2000, and decreased as a percent of sales to 29.8% in 2000 compared to 30.7% in 1999. The decrease follows a similar decrease in 1999 and is the result of cost saving restructuring initiatives in North America and Europe. Depreciation, selling and administrative expenses at other international operations were slightly higher than in 1999.

      Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 12, pension credits, combined with pension costs, resulted in net pension credits of $14.9 million in 2000 and $10.2 million in 1999. Net pension credits in 2000 included credits of $2.4 million for settlement and curtailment gains in Canada and Britain. In 1999 net pension credits included a net gain of $2.8 million resulting from the termination benefit costs and settlement gains associated with a voluntary retirement incentive program in the U.S. Future net pension credits can be volatile depending on the future market performance of plan assets, changes in actuarial assumptions regarding discount rates and return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit payout levels, and profile changes in the participant populations. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

      Interest expense in 2000 was $4.5 million compared to $4.3 million in 1999.

      Currency exchange gains were $444,000 in 2000 compared to $694,000 in 1999. The most significant gains from currency valuation changes in 2000 occurred in North America.

      Restructuring charges in 2000 were $2.4 million compared to $4.0 million in 1999. The charges in 2000 relate primarily to severance and early retirement costs associated with workforce reductions in Britain, Germany and Canada. The 1999 charges were principally for severance costs in Germany.

      Other income, for which further information is included in note 4, was $2.5 million in 2000 compared to $3.8 million in 1999. Other income in 2000 included a discount of $2.7 million on the sale of trade accounts receivable under the securitization agreement, which is more fully-described in note 15. Because the accounts receivable securitization arrangement commenced in November 1999, the comparable loss in the prior year was only $300,000.

      The effective income tax rate, for which further information is included in note 8, was 31.8% in 2000 and 29.6% in 1999. The effective rate in both years was lower than the U.S. statutory income tax rate primarily due to operating losses in Germany and adjustments to prior years' taxes in the U.S., mainly due to foreign sales corporation tax benefits.

      As further described in note 16, during 1999 the company changed the reporting periods of a number of international affiliates, including Germany which is the company's largest international affiliate. The effect of this change, which represents the after-tax results of these affiliates for December 1999, is reported as a change in accounting principle. The December 1999 net loss included severance costs related to ongoing workforce reductions in Germany.

      Net income for 2000 was $23.2 million, an increase of $8.1 million, or 54%, over 1999 net income of $15.1 million. Basic earnings per share of common stock improved to $1.89 in 2000 compared to $1.16 in 1999. Earnings per share benefited from net treasury share repurchases that reduced average shares outstanding by 5% in 2000.

      1999 versus 1998 - Sales for 1999 were $497.9 million, a decrease of $2.3 million, or less than 1%, from $500.2 million in 1998. Sales in 1998 included the HAZCO Services, Inc. and Baseline Industries, Inc. business units until they were divested on June 30, 1998. Sales of ongoing operations improved $19.3 million in 1999, but were partially offset by the negative currency translation effect of the strong U.S. dollar on international affiliate sales.

      Sales by North American operations were $315.1 million in 1999, an increase of $3.6 million, or 1%, from $311.5 million in 1998. North American sales in 1998 included HAZCO Services, Inc. and Baseline Industries, Inc., through mid-year. The divestitures resulted in approximately $13.6 million less sales in 1999 compared to 1998. The improvement in North American sales from ongoing businesses reflected strong growth in safety products sales, partially offset by lower shipments of specialty chemicals. Sales of self-contained breathing apparatus and thermal imaging cameras to fire service markets in the U.S. and Canada were particularly strong in 1999. Lower specialty chemical sales in 1999 reflect a number of special situations with individual customers during the second half of the year.

      Sales by European operations, stated in U.S. dollars, were $113.4 million in 1999, a decrease of $8.0 million, or 7%, from $121.4 million in 1998. The decrease reflects a slight decline in local currency sales and negative currency translation effects when stated in U.S. dollars. Flat or somewhat improved local currency sales in most European countries were partially offset by lower sales in Britain.

      Sales by MSA's other international operations were $68.0 million in 1999 compared to $64.1 million in 1998, an increase of $3.9 million, or 6%. Significant improvements in local currency sales in most countries were partially offset by unfavorable currency translation effects when stated in U.S. dollars. Local currency sales increased in 1999 at most operations, but were


                                                     15 | 2000 MSA Annual Report

Management's Discussion and Analysis

particularly strong in Africa, which benefited from the second quarter acquisition of Campbell Gardwel. Sales in South America were somewhat lower in 1999 due to continuing economic difficulties in Peru and Chile.

      Gross profit for 1999 was $179.7 million, a decrease of $4.7 million, or 3%, from $184.4 million in 1998. Approximately $1.0 million of the decrease was volume related. The remainder of the decrease in gross profit dollars was due to a small decline in the ratio of gross profit to sales to 36.1% in 1999 compared to 36.9% in 1998.

      Research and development expenses were largely unchanged in 1999 at $17.1 million, compared to $17.4 million in 1998. These expenses relate primarily to safety and health equipment research and development activities in the U.S. and Germany.

      Depreciation, selling and administrative expenses decreased $4.9 million to $152.8 million in 1999 compared to $157.7 million in 1998, and decreased as a percent of sales to 30.7% in 1999 compared to 31.5% in 1998. The decrease reflects cost savings resulting from restructuring initiatives in the U.S. and the mid-1998 divestitures of HAZCO Services, Inc. and Baseline Industries, Inc. Depreciation, selling and administrative expenses at international operations were slightly higher than in 1998.

      Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 12, pension credits, combined with pension costs, resulted in net pension credits of $10.2 million in 1999 and $10.3 million in 1998. Net pension credits in 1999 and 1998 included settlement gains, net of termination benefit costs, of $2.8 million and $4.0 million, respectively.

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

      Other income, for which further information is included in note 4, was $3.8 million in 1999 compared to $6.0 million in 1998. Other income for 1999 included pre-tax gains of $2.2 million on sales of real estate. Other income for 1998 included $2.8 million pre-tax gains related to the divestitures of the HAZCO Services, Inc. and Baseline Industries, Inc. affiliates. The operating results of these two affiliates were not material to the consolidated financial statements during the year ended December 31, 1998.

      The effective income tax rate, for which further information is included in note 8, was 29.6% in 1999 and 35.2% in 1998. The lower effective rate in 1999 reflects tax benefits on international operating losses, primarily in Germany, and adjustments to prior years' taxes in the U.S., mainly due to foreign sales corporation tax benefits.

      As further described in note 16, during 1999 the company changed the reporting periods of a number of international affiliates, including Germany which is the company's largest affiliate. The change in reporting period reduced 1999 net income by $1.2 million and earnings per share of common stock by $0.09, representing the after-tax results of the affected affiliates for the one month period ended December 31, 1999. This net loss included severance costs related to ongoing workforce reductions in Germany combined with the results of low December operating activity in the units affected.

      Net income for 1999 was $15.1 million compared to $18.3 million in 1998. Basic earnings per share of common stock declined in 1999 to $1.16, compared to $1.37 in 1998. Earnings per share benefited from share repurchases that reduced average shares outstanding by 2% in 1999.

Liquidity and Financial Condition

      Cash and cash equivalents increased $9.4 million during 2000, compared to a decrease of $6.9 million in 1999. The company's principal source of financing capital expenditures and internal growth is cash flow from operations. Operations provided cash of $52.3 million in 2000 compared to providing $39.4 million in 1999. The most significant reasons for improved operating cash flow were higher earnings and reduced inventories. Cash provided by operations in 1999 was $18.7 million higher than in 1998.

      Investing activities used cash of $46.2 million in 2000 compared to $29.6 million in 1999. The increased use of cash for investing activities in 2000 was for the acquisitions of CairnsHelmets and ISI Group, Inc. In 1999 acquisitions and other investing included $2.6 million related to the acquisition of Campbell Gardwel in South Africa and $2.7 million for development costs at the Cranberry Woods office park. Cash flow for investing activities in 1998 benefited from net proceeds of $22.9 million received on the sales of HAZCO Services, Inc. and Baseline Industries, Inc. Capital expenditures totaled $19.4 million in 2000, $26.2 million in 1999, and $34.3 million in 1998. Both 1999 and 1998 included increased expenditures for information systems and manufacturing facility improvements associated with U.S. restructuring activities. In the past five years, approximately $137 million has been spent on new facilities, equipment, and information systems.

      Financing activities provided cash of $4.1 million in 2000 compared to using $15.4 million in 1999. During 2000 the company issued $40 million of private placement debt to finance acquisitions and common stock repurchases. The additional use of cash in 1999 reflects reductions in short-term borrowings during the year. Dividends paid on common stock during 2000 (the 83rd consecutive year of dividend payment) were 47 cents per share, up from 44 cents per share in both 1999 and 1998. Cash dividends are paid at a conservative percentage of income. During 2000 the company repurchased 2.2 million shares of common stock, including 2.1 million shares from the family of a co-founder, for $54.9 million. Approximately 1.1 million shares of common stock held in treasury were sold to the MSA pension plan in 2000 for $27.0 million. As of December 31, 2000, an additional 89,705 shares may be repurchased under current authorizations.

      Short term debt decreased $2.7 million during 2000 to $1.3 million. The average amount of short term debt outstanding during 2000 and 1999 was $5.6 million and $38.9 million, respectively. Credit available at year-end with financial institutions was the U.S. dollar equivalent of $21.4 million, of which $19.6 million was unused.

      Long-term debt, including the current portion, increased $40.2 million during 2000 to $77.1 million, or 25.4% of total capital. Total capital is defined as long-term debt plus the current


16 | 2000 MSA Annual Report
portion of long-term debt and shareholders' equity. The increase is due to the issuance of $40 million in fixed rate senior notes payable in installments through 2012. Proceeds of the notes were used for acquisitions and common stock repurchases.

      Trade receivables decreased $11.8 million to $47.1 million at December 31, 2000. As more-fully described in note 15, the decrease reflects the sale of accounts receivable under the securitization facility. Trade receivables expressed in number of days' sales outstanding was 34 days at December 31, 2000, compared to 43 days at the end of 1999. Other receivables were $30.5 million at December 31, 2000 and $22.7 million at December 31, 1999, representing the company's retained interest in securitized receivables. Inventories decreased $9.4 million to $72.7 million at December 31, 2000. Inventory measured against sales turned 6.9 times in 2000 and 6.1 times in 1999. The working capital ratio was 2.3 to 1 at the end of 2000 and 2.5 to 1 at the end of 1999.

      The company's financial position remains strong and is expected to provide adequate capital resources for operations, capital expansion and dividends to shareholders.

Cumulative Translation Adjustments

      The year-end position of the U.S. dollar relative to international currencies resulted in translation losses of $5.9 million being charged to the cumulative translation adjustments shareholders' equity account in 2000, compared to losses of $5.1 million in 1999 and $3.6 million in 1998. Translation losses in 2000 occurred primarily in Australia, South Africa, Britain, Canada, and Germany. Translation losses in 1999 occurred primarily in Brazil, Germany and Italy. Significant 1998 translation losses occurred in Germany, Canada and Australia.

Financial Instrument Market Risk

      Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates.

      Currency exchange rate sensitivity - By the very nature of its global operations, the company's cash flow and earnings are subject to fluctuations due to exchange rate changes. However, because the company operates in a number of locations around the world, currency exchange risk is well diversified. Short-term debt of international affiliates is generally payable in local currencies, which is in keeping with the company's policy of reducing currency exchange exposures by offsetting local currency assets with local currency debt.

      Interest rate sensitivity - The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments were reported at carrying values which approximate fair value at December 31, 2000. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.5 million. However, the company's sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Recently Issued Accounting Standards

      SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which became effective in the fourth quarter of 2000, provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The effects of this guidance did not have a significant impact on the company's financial statements.

      FASB Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Costs, which became effective in the fourth quarter of 2000, requires that shipping and handling costs billed to a customer in a sale transaction be classified as revenue in the income statement. Adoption of this guidance by the company, while not significant, increased both net sales and cost of products sold by reclassifying shipping costs billed to customers. Comparative financial statements for periods prior to fourth quarter 2000 were restated to comply with this guidance.

      FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001, establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts. The company does not expect that adoption of this statement will have a significant effect on its results or financial position.

Common Stock

      At December 31, 2000, there were 11,827,623 shares of common stock outstanding. There were at least 875 identifiable common stockholders on November 17, 2000, a recent date for dividends. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations and cash dividend information for common shares, adjusted to reflect the three-for-one split in May 2000, follow:

                                                    2000              1999
--------------------------------------------------------------------------------
Quarter                                          High     Low     High      Low
--------------------------------------------------------------------------------
First                                          $21.17   $18.83   $24.92   $17.67
Second                                          26.50    21.38    27.00    16.83
Third                                           24.25    18.63    24.96    20.00
Fourth                                          25.88    19.13    22.33    18.92

                                      Dividend   Record            Payment
Quarter                               Per Share  Date              Date
--------------------------------------------------------------------------------
                                                     2000
                                      ------------------------------------------
First                                 $.11       Feb. 25, 2000     Mar. 10, 2000
Second                                 .12        May 26, 2000     Jun. 10, 2000
Third                                  .12       Aug. 25, 2000     Sep. 10, 2000
Fourth                                 .12       Nov. 17, 2000     Dec. 10, 2000
                                      ----
Total                                  .47
                                      ----
                                                     1999
                                      ------------------------------------------
First                                 $.11       Feb. 26, 1999     Mar. 10, 1999
Second                                 .11        May 28, 1999     Jun. 10, 1999
Third                                  .11       Aug. 13, 1999     Sep. 10, 1999
Fourth                                 .11       Nov. 19, 1999     Dec. 10, 1999
                                      ----
Total                                  .44
                                      ----

The company's stock transfer agent is Wells Fargo Shareowner Services, 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.


                                                     17 | 2000 MSA Annual Report

2000 Financial Review

Report of Management

      Mine Safety Appliances Company's consolidated financial statements and related notes that appear in this Annual Report to Shareholders were prepared by the company in accordance with accounting principles generally accepted in the United States of America. In fulfilling its responsibilities for the integrity and objectivity of the consolidated financial statements, management maintains accounting procedures designed to provide accurate books, records and accounts which reasonably and fairly reflect the transactions of the company in a consistent manner on the accrual basis of accounting.

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

      The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee meets at least twice a year with the company's independent accountants and internal auditors to discuss the scope of their examinations and any significant findings resulting therefrom.

    /s/ Dennis L. Zeitler

    Dennis L. Zeitler
    Vice President
    Chief Financial Officer
    and Treasurer

Report of Independent Accountants

      To the Shareholders and Board of Directors of Mine Safety Appliances
Company

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in retained earnings and accumulated other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 16 to the financial statements, the Company changed the reporting period for certain subsidiaries in 1999.

    /s/ PricewaterhouseCoopers LLP

    PricewaterhouseCoopers LLP
    Pittsburgh, Pennsylvania
    February 23, 2001


18 | 2000 MSA Annual Report

Consolidated Statement of Income

(In thousands, except per share amounts)

Year Ended December 31                                                                        2000        1999        1998
Net sales...........................................................................      $500,367    $497,908    $500,193
Other income........................................................................         2,466       3,824       6,026
                                                                                          --------------------------------
                                                                                           502,833     501,732     506,219
                                                                                          --------------------------------
Costs and expenses
   Cost of products sold............................................................       313,279     318,174     315,761
   Selling, general and administrative..............................................       124,456     129,478     135,258
   Depreciation and amortization....................................................        24,557      23,356      22,398
   Interest.........................................................................         4,502       4,273       3,258
   Currency exchange (gains)/losses.................................................          (444)       (694)        315
   Facilities consolidation and restructuring charges...............................         2,433       3,960       1,021
                                                                                          --------------------------------
                                                                                           468,783     478,547     478,011
                                                                                          --------------------------------
Income before income taxes..........................................................        34,050      23,185      28,208
Provision for income taxes..........................................................        10,811       6,859       9,933
                                                                                          --------------------------------
Income before change in reporting period............................................        23,239      16,326      18,275
Change in reporting period, net of tax..............................................                    (1,192)
                                                                                          --------------------------------
Net income..........................................................................      $ 23,239    $ 15,134    $ 18,275
                                                                                          ================================
Basic earnings per common share:
   Income before change in reporting period.........................................      $   1.89    $   1.25    $   1.37
   Change in reporting period.......................................................                      (.09)
                                                                                          --------------------------------
   Net income.......................................................................      $   1.89    $   1.16    $   1.37
                                                                                          ================================
Diluted earnings per common share:
   Income before change in reporting period.........................................      $   1.88    $   1.25    $   1.37
   Change in reporting period.......................................................                      (.09)
                                                                                          --------------------------------
   Net income.......................................................................      $   1.88    $   1.16    $   1.37
                                                                                          ================================


See notes to consolidated financial statements.      19 | 2000 MSA Annual Report

Consolidated Balance Sheet

(In thousands, except per share amounts)

December 31                                                                                              2000         1999
Assets
Current Assets        Cash.....................................................................      $ 19,408     $  8,898
                      Temporary investments, at cost which approximates market.................         7,133        8,210
                      Trade receivables, less allowance for doubtful accounts of $2,363
                         and $2,322 ...........................................................        47,055       58,911
                      Other receivables........................................................        30,498       22,716
                      Inventories..............................................................        72,681       82,097
                      Deferred tax assets......................................................        14,167       13,348
                      Prepaid expenses and other current assets................................        10,211        8,910
                                                                                                     ---------------------
                      Total current assets.....................................................       201,153      203,090
                                                                                                     ---------------------
Property              Land.....................................................................         5,411        4,655
                      Buildings................................................................       106,010      105,022
                      Machinery and equipment..................................................       262,372      260,664
                      Construction in progress.................................................         9,948        8,154
                                                                                                     ---------------------
                      Total....................................................................       383,741      378,495
                      Less accumulated depreciation............................................      (224,155)    (214,986)
                                                                                                     ---------------------
                      Net property.............................................................       159,586      163,509
                                                                                                     ---------------------
Other Assets          Prepaid pension cost.....................................................        78,157       61,357
                      Deferred tax assets......................................................        10,315        4,152
                      Other noncurrent assets..................................................        40,472       19,633
                                                                                                     ---------------------
                      Total....................................................................      $489,683     $451,741
                                                                                                     =====================
Liabilities
Current Liabilities   Notes payable and current portion of long-term debt......................      $  6,616     $  4,477
                      Accounts payable.........................................................        32,387       29,056
                      Employees' compensation..................................................        13,202       11,048
                      Insurance................................................................         8,476       10,402
                      Taxes on income..........................................................         2,263        3,878
                      Other current liabilities................................................        24,034       21,144
                                                                                                     ---------------------
                      Total current liabilities................................................        86,978       80,005
                                                                                                     ---------------------
Long-term Debt        .........................................................................        71,806       36,550
                                                                                                     ---------------------
Other Liabilities     Pensions and other employee benefits.....................................        54,626       54,111
                      Deferred tax liabilities.................................................        47,151       35,961
                      Other noncurrent liabilities.............................................         2,657        2,657
                                                                                                     ---------------------
                      Total other liabilities..................................................       104,434       92,729
                                                                                                     ---------------------
Shareholders' Equity
                      Preferred stock, 4 1/2% cumulative, $50 par value (callable
                         at $52.50) ...........................................................         3,569        3,569
                      Common stock, no par value (shares outstanding:
                         2000--11,827,623; 1999--4,291,671)....................................        18,841       12,596
                      Stock compensation trust.................................................       (25,683)     (26,679)
                      Treasury shares, at cost.................................................      (130,674)     (96,762)
                      Deferred stock compensation..............................................        (1,145)        (504)
                      Accumulated other comprehensive income...................................       (20,869)     (14,831)
                      Earnings retained in the business........................................       382,426      365,068
                                                                                                     ---------------------
                      Total shareholders' equity...............................................       226,465      242,457
                                                                                                     ---------------------
                      Total....................................................................      $489,683     $451,741
                                                                                                     =====================

20 | 2000 MSA Annual Report      See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)

Year Ended December 31                                                                    2000          1999           1998
Operating Activities
   Net income...................................................................      $ 23,239      $ 15,134       $ 18,275
   Depreciation and amortization................................................        24,557        23,625         22,398
   Pensions.....................................................................       (14,900)      (10,175)       (10,344)
   Net gain on sale of investments and assets...................................        (2,136)       (2,096)        (3,045)
   Deferred income taxes........................................................         3,906         3,269          7,599
   Receivables and other receivables............................................         6,007        15,013         (7,730)
   Inventories..................................................................        11,927         5,272         (7,764)
   Accounts payable and accrued liabilities.....................................         3,255        (1,892)           317
   Other assets and liabilities.................................................           438        (4,592)          (417)
   Other--including currency exchange adjustments...............................        (4,025)       (4,136)         1,473
                                                                                      -------------------------------------
   Cash Flow From Operating Activities..........................................        52,268        39,422         20,762
                                                                                      -------------------------------------
Investing Activities
   Property additions...........................................................       (19,360)      (26,247)       (34,285)
   Property disposals...........................................................         3,428         1,567          2,834
   Net proceeds from divestitures...............................................                                     22,865
   Acquisitions and other investing.............................................       (30,291)       (4,892)        (1,955)
                                                                                      -------------------------------------
   Cash Flow From Investing Activities..........................................       (46,223)      (29,572)       (10,541)
                                                                                      -------------------------------------
Financing Activities
   Additions to long-term debt..................................................        40,720        25,336            402
   Reductions of long-term debt.................................................          (640)         (588)          (710)
   Changes in notes payable and short-term debt.................................        (2,276)      (28,767)         8,776
   Cash dividends...............................................................        (5,881)       (5,928)        (5,947)
   Company stock purchases......................................................       (54,948)       (5,660)        (7,647)
   Company stock sales..........................................................        27,088           222            648
                                                                                      -------------------------------------
   Cash Flow From Financing Activities..........................................         4,063       (15,385)        (4,478)
                                                                                      -------------------------------------
Effect of exchange rate changes on cash.........................................          (675)       (1,377)        (1,644)
                                                                                      -------------------------------------
Increase (decrease) in cash and cash equivalents................................         9,433        (6,912)         4,099
Beginning cash and cash equivalents.............................................        17,108        24,020         19,921
                                                                                      -------------------------------------
Ending cash and cash equivalents................................................      $ 26,541      $ 17,108       $ 24,020
                                                                                      =====================================
Supplemental cash flow information:
   Interest payments............................................................      $  3,419      $  4,299       $  3,299
   Income tax payments..........................................................         6,789         3,648          7,513
Noncash investing activity:
   Investment sold for other current assets.....................................         1,334


See notes to consolidated financial statements.      21 | 2000 MSA Annual Report

Consolidated Statement of Changes in Retained Earnings
And Accumulated Other Comprehensive Income

(In thousands)

                                                                                                 Accumulated
                                                                                                    Other
                                                                                     Retained    Comprehensive  Comprehensive
                                                                                     Earnings       Income          Income
                                                                                    --------------------------------------
Balances January 1, 1998......................................................      $343,534       $ (6,282)
   Net income.................................................................        18,275                       $18,275
   Cumulative translation adjustments (a).....................................                       (3,625)        (3,625)
   Minimum pension liability adjustments (b)..................................                         (333)          (333)
                                                                                                                   -------
      Comprehensive income....................................................                                     $14,317
                                                                                                                   =======
   Common dividends...........................................................        (5,898)
   Preferred dividends........................................................           (49)
                                                                                    -----------------------
Balances December 31, 1998....................................................       355,862        (10,240)
   Net income.................................................................        15,134                       $15,134
   Cumulative translation adjustments.........................................                       (5,141)        (5,141)
   Minimum pension liability adjustments (b)..................................                          550            550
                                                                                                                   -------
      Comprehensive income....................................................                                     $10,543
                                                                                                                   =======
   Common dividends...........................................................        (5,878)
   Preferred dividends........................................................           (50)
                                                                                    -----------------------
Balances December 31, 1999....................................................       365,068        (14,831)
   Net income.................................................................        23,239                       $23,239
   Cumulative translation adjustments.........................................                       (5,921)        (5,921)
   Minimum pension liability adjustments (b)..................................                         (117)          (117)
                                                                                                                   -------
      Comprehensive income....................................................                                     $17,201
                                                                                                                   =======
   Common dividends...........................................................        (5,832)
   Preferred dividends........................................................           (49)
                                                                                    -----------------------
Balances December 31, 2000....................................................      $382,426       $(20,869)
                                                                                    =======================

(a) - Charges to cumulative translation adjustments in 1998 include tax expense of $30,000.

(b) - Charges in 2000 and 1998 to minimum pension liability adjustments are net of tax benefit of $78,000 and $221,000, respectively. The credit in 1999 is net of tax expense of $367,000.

   Components of accumulated other comprehensive income are as follows:

                                                                                                   (In thousands)
                                                                                          --------------------------------
                                                                                             2000        1999        1998
                                                                                          --------------------------------
Cumulative translation adjustments...................................................     $(20,431)   $(14,510)   $ (9,369)
Minimum pension liability adjustments................................................         (438)       (321)       (871)
                                                                                          --------------------------------
Accumulated other comprehensive income...............................................     $(20,869)   $(14,831)   $(10,240)
                                                                                          --------------------------------


22 | 2000 MSA Annual Report      See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1--Basis of Presentation

      Certain prior year balances have been reclassified to conform with the current year presentation.

      Significant accounting policies are stated in italics in the applicable notes to consolidated financial statements.

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

      ALL SIGNIFICANT MAJORITY-OWNED COMPANIES, EXCEPT MINE SAFETY FUNDING CORPORATION, A QUALIFYING SPECIAL PURPOSE ENTITY, ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. INVESTMENTS IN WHICH THE COMPANY HAS AN EQUITY INTEREST OF 20% TO 50% ARE CARRIED AT EQUITY IN NET ASSETS. INTERCOMPANY TRANSACTIONS ARE ELIMINATED IN CONSOLIDATION.

      REVENUE FROM THE SALE OF PRODUCTS IS RECOGNIZED WHEN BOTH RISK OF LOSS AND TITLE HAVE TRANSFERRED TO THE CUSTOMER.

      PROPERTY IS STATED AT COST. DEPRECIATION IS BASED ON ESTIMATED USEFUL LIVES USING ACCELERATED AND STRAIGHT-LINE METHODS. MAINTENANCE AND REPAIRS ARE CHARGED TO EXPENSE. RENEWALS AND BETTERMENTS WHICH SUBSTANTIALLY EXTEND THE USEFUL LIFE OF PROPERTY ARE CAPITALIZED. PROFITS OR LOSSES RESULTING FROM DISPOSITIONS ARE INCLUDED IN INCOME.

      INTANGIBLE ASSETS, INCLUDING GOODWILL AND PATENTS, ARE AMORTIZED ON A STRAIGHT LINE BASIS OVER PERIODS NOT EXCEEDING 35 YEARS.

      THE FINANCIAL STATEMENTS OF COMPANIES FOR WHICH THE UNITED STATES DOLLAR IS DETERMINED TO BE THE FUNCTIONAL CURRENCY ARE TRANSLATED USING CURRENT AND HISTORIC EXCHANGE RATES; ADJUSTMENTS ARE INCLUDED IN INCOME FOR THE CURRENT PERIOD. THE FINANCIAL STATEMENTS OF ALL OTHER COMPANIES ARE TRANSLATED FROM THEIR FUNCTIONAL CURRENCY INTO UNITED STATES DOLLARS USING CURRENT EXCHANGE RATES; TRANSLATION ADJUSTMENTS ARE NOT INCLUDED IN INCOME BUT ARE ACCUMULATED IN A SEPARATE EQUITY ACCOUNT. TRANSACTION GAINS AND LOSSES ARE RECOGNIZED IN INCOME FOR THE CURRENT PERIOD.

      CASH AND CASH EQUIVALENTS IN THE CONSOLIDATED STATEMENT OF CASH FLOWS INCLUDES TEMPORARY INVESTMENTS THAT ARE READILY MARKETABLE AND HAVE MINIMAL RISK OF CHANGE IN VALUE. CERTAIN SECURITIES HAVE MATURITIES IN EXCESS OF NINETY DAYS; BUT, AS PART OF THE COMPANY'S CASH MANAGEMENT PROGRAM, MATURITIES ARE SCHEDULED BASED ON EXPECTED CASH NEEDS FOR THE ENSUING TWELVE MONTHS.

      COMPREHENSIVE INCOME, DETERMINED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130, INCLUDES NET INCOME AND CHANGES IN OTHER COMPREHENSIVE INCOME ITEMS WHICH ARE REPORTED IN SHAREHOLDERS' EQUITY. OTHER COMPREHENSIVE INCOME IS REPORTED NET OF RELATED INCOME TAX EXPENSE OR BENEFIT.

Note 2--Restructuring

      Restructuring charges of $2,433,000 in 2000, $3,960,000 in 1999, and
$1,021,000 in 1998 relate to workforce reductions, primarily in Britain, Germany, and Canada in 2000, and in Germany in 1999 and 1998.

Note 3--Research and Development Expense

      RESEARCH AND DEVELOPMENT COSTS, CHARGED AGAINST INCOME AS INCURRED, were $17,241,000 in 2000, $17,097,000 in 1999, and $17,415,000 in 1998.

Note 4--Other Income

                                                        (In thousands)
                                              ----------------------------------
                                                2000         1999         1998
                                              ----------------------------------
Interest ................................     $ 1,243      $   914      $ 1,293
Rent ....................................         957        1,310        1,226
Dispositions of assets ..................        (528)       1,796          807
Equity in earnings of affiliates ........          25           45           (6)
Divestiture of affiliates ...............                                 2,807
Other, net ..............................         769         (241)        (101)
                                              ----------------------------------
Total ...................................       2,466        3,824        6,026
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

    Reductions in certain inventory quantities during 2000, 1999, and 1998 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $1,920,000 in 2000, $216,000 in 1999, and $320,000 in 1998, and
increased net income by $1,171,000 ($.10 per share), $132,000 ($.01 per share), and $195,000 ($.01 per share), respectively.

                                                              (In thousands)
                                                          ----------------------
                                                            2000          1999
                                                          ----------------------
Finished products ................................        $30,743        $37,604
Work in process ..................................         10,451          7,500
Raw materials and supplies .......................         31,487         36,993
                                                          ----------------------
Total inventories ................................         72,681         82,097
                                                          ----------------------
Excess of FIFO costs over LIFO costs .............         42,711         44,919
                                                          ----------------------

      Inventories stated on the LIFO basis represent 45%, 48%, and 51% of the total inventories at December 31, 2000, 1999, and 1998, respectively.

Note 6--Long-Term Debt

                                                               (In thousands)
                                                            --------------------
                                                              2000         1999
                                                            --------------------
U.S.
  Industrial development debt issues
     payable through 2022, 6.1% ......................      $10,750      $10,750
  Series A Senior Notes
     payable through 2001, 7.3% ......................        5,000        5,000
  Series B Senior Notes
     payable through 2006, 7.69% .....................       20,000       20,000
  Senior Notes
     payable through 2012, 8.39% .....................       40,000
  Other, 18% .........................................           61           89
International
  Various notes payable through 2003,
     4.5% to 8% ($723 and $773 collateralized
     by pledge of assets located abroad) .............        1,319        1,110
                                                            --------------------
Total ................................................       77,130       36,949
Amounts due within one year ..........................        5,324          399
                                                            --------------------
Long-term debt .......................................       71,806       36,550
                                                            --------------------

      Approximate maturities of these obligations over the next five years are $5,324,000 in 2001, $4,281,000 in 2002, $4,007,000 in 2003, $4,000,000 in 2004,
and $4,000,000 in 2005. International notes payable include $132,000 with no fixed maturity date. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.


                                                     23 | 2000 MSA Annual Report

Notes to Consolidated Financial Statements

Note 7--Segment Information

    SEGMENT INFORMATION IS REPORTED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, WHICH DESIGNATES THE INTERNAL FINANCIAL INFORMATION THAT IS USED BY MANAGEMENT FOR MAKING OPERATING DECISIONS AND ASSESSING PERFORMANCE AS THE SOURCE FOR IDENTIFYING THE COMPANY'S OPERATING SEGMENTS.

    The company is organized into three geographic operating segments (North America, Europe, and Other International), each of which includes a number of operating companies. The company is engaged in the manufacture and sale of safety and health equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras, and monitoring instruments. In addition, the company manufactures and sells specialty chemicals, including boron-based chemicals.

    Reportable segment information is presented in the following table:

                                                                                      (In thousands)
                                                   ---------------------------------------------------------------------------------

                                                     North                                Other         Reconciling     Consolidated
                                                    America             Europe       International          items          totals
                                                   ---------------------------------------------------------------------------------

2000
Sales to external customers ...............        $ 327,849         $  99,119         $  73,199         $     200       $ 500,367
Intercompany sales ........................           25,573            16,389             1,453           (43,415)
Net income ................................           21,876            (2,225)            3,624               (36)         23,239
Total assets ..............................          365,035            93,955            50,296           (19,603)        489,683
Interest income ...........................              604               285               329                25           1,243
Interest expense ..........................            3,791               216               495                             4,502
Noncash items:
   Depreciation and amortization ..........           19,744             3,374             1,314               125          24,557
   Pension income (expense) ...............           16,640            (1,552)             (188)                           14,900
Equity in earnings of affiliates ..........                                                   25                                25
Income tax provision (benefit) ............           11,001            (2,041)            1,776                75          10,811
Investments in affiliates .................            1,358                                  95                             1,453
Property additions ........................           14,031             3,630             1,694                 5          19,360
Fixed assets ..............................          132,597            20,681             6,290                18         159,586
1999
Sales to external customers ...............          315,087           113,365            68,032             1,424         497,908
Intercompany sales ........................           34,128            17,637             1,691           (53,456)
Net income ................................           14,991            (1,724)            3,498            (1,631)         15,134
Total assets ..............................          330,884            92,531            49,836           (21,510)        451,741
Interest income ...........................              298               406               190                20             914
Interest expense ..........................            3,267               285               723                (2)          4,273
Noncash items:
   Depreciation and amortization ..........           17,451             4,386             1,392               127          23,356
   Pension income (expense) ...............           13,002            (3,149)              322                            10,175
Equity in earnings of affiliates ..........                                                   45                                45
Income tax provision (benefit) ............            7,502            (2,123)            1,657              (177)          6,859
Investments in affiliates .................            1,358                                                    70           1,428
Property additions ........................           20,028             4,662             1,547                10          26,247
Fixed assets ..............................          135,146            21,679             6,660                24         163,509
1998
Sales to external customers ...............          311,495           121,427            64,094             3,177         500,193
Intercompany sales ........................           34,013            16,922             1,052           (51,987)
Net income ................................           16,353               490             1,076               356          18,275
Total assets ..............................          322,523           108,294            45,144           (18,240)        457,721
Interest income ...........................              253               503               322               215           1,293
Interest expense ..........................            2,173               211               874                             3,258
Noncash items:
   Depreciation and amortization ..........           14,872             4,852             1,274             1,400          22,398
   Pension income (expense) ...............           13,727            (3,126)             (257)                           10,344
Equity in earnings of affiliates ..........                                                   (6)                               (6)
Income tax provision ......................            9,189              (213)              995               (38)          9,933
Investments in affiliates .................              358                                                    31             389
Property additions ........................           27,199             4,010             3,073                 3          34,285
Fixed assets ..............................          132,771            24,793             6,970                27         164,561

Sales by product line:                                (In thousands)
                                            ------------------------------------
                                              2000          1999          1998
                                            ------------------------------------
Safety and health equipment ..........      $468,032      $462,608      $460,694
Specialty chemicals ..................        32,335        35,300        39,499
                                            ------------------------------------
                                             500,367       497,908       500,193
                                            ------------------------------------

      Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

      Sales are attributed to countries based on the location of the selling company. Sales in Germany were $47,471,000 in 2000, $56,017,000 in 1999, and
$58,239,000 in 1998.


24 | 2000 MSA Annual Report

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

      The U.S. and non-U.S. components of income before income taxes, and provisions for income taxes are summarized as follows:

                                                      (In thousands)
                                           -------------------------------------
                                              2000          1999         1998
                                           -------------------------------------
Income Before Income Taxes
U.S. income ..........................     $ 32,053      $ 23,790      $ 25,811
Non-U.S. income ......................        6,080         3,225         5,083
Currency translation (losses) ........                        (95)         (487)
Eliminations .........................       (4,083)       (3,735)       (2,199)
                                           -------------------------------------
Income Before Income Taxes ...........       34,050        23,185        28,208
                                           -------------------------------------

Provision For Income Taxes
Current
  Federal ............................        2,713          (834)         (146)
  State ..............................          804           367          (328)
  Non-U.S ............................        3,388         3,281         2,808
                                           -------------------------------------
  Total current provision ............        6,905         2,814         2,334
                                           -------------------------------------
Deferred
  Federal ............................        5,540         5,779         7,364
  State ..............................        1,221           921         1,382
  Non-U.S ............................       (2,855)       (2,655)       (1,147)
                                           -------------------------------------
  Total deferred provision ...........        3,906         4,045         7,599
                                           -------------------------------------
Provision for Income Taxes ...........       10,811         6,859         9,933
                                           -------------------------------------

      The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:

Provision for income taxes at statutory rate ..    11,918      8,115      9,873
State income taxes, net of federal benefit ....     1,316        837        685
Adjustment of prior years' income taxes .......      (782)      (954)      (469)
Non-U.S. taxes ................................    (1,323)      (774)      (332)
Other--net ....................................      (318)      (365)       176
                                                  ------------------------------
Provision for income taxes ....................    10,811      6,859      9,933
                                                  ------------------------------

      The components of deferred taxes are as follows:

                                                             (In thousands)
                                                         -----------------------
                                                            2000          1999
                                                         -----------------------
Deferred tax assets
  Postretirement benefits ..........................     $  5,946      $  5,399
  Inventory reserves and unrealized profits ........        4,745         4,568
  Vacation allowances ..............................        2,050         1,986
  Loss and credit carryforwards ....................       12,590         6,574
  Liability insurance ..............................        2,036         3,111
  Accrued liabilities ..............................        2,274         2,377
  Basis of investments .............................       (2,825)         (429)
  Allowance for doubtful accounts ..................          483           409
  Trademarks and license fees ......................          642           608
  Warranties .......................................          871           856
  Other ............................................          397           417
                                                         -----------------------
  Total deferred tax assets ........................       29,209        25,876
                                                         -----------------------
Deferred tax liabilities
  Depreciation .....................................      (26,296)      (25,585)
  Pension ..........................................      (25,582)      (18,752)
                                                         -----------------------
  Total deferred tax liabilities ...................      (51,878)      (44,337)
                                                         -----------------------
Net deferred taxes .................................      (22,669)      (18,461)
                                                         -----------------------

      Undistributed earnings of international companies for which U.S. income taxes have not been provided were $78,237,000 at December 31, 2000.

      The company has tax credit carryforwards of $2,613,000 that expire between 2003 and 2018. The company also has net operating loss carryforwards of $9,059,000 with no expiration date, primarily in Germany, and $918,000 that expire in 2008.


                                                     25 | 2000 MSA Annual Report

Notes to Consolidated Financial Statements

Note 9--Capital Stock

      .     Common stock, no par value - 60,000,000 shares authorized

      . Second cumulative preferred voting stock, $10 par value - 1,000,000 shares authorized; none issued

      . 4 1/2% cumulative preferred stock, $50 par value - 100,000 shares authorized; 71,373 shares issued and 49,713 shares ($1,608,000) held in treasury (no activity in 2000 and 1998; 400 shares, $13,000, purchased for treasury in 1999)

Common stock activity is summarized as follows:

                                                                    Shares                         Dollars  (In thousands)
                                                   -------------------------------------      ----------------------------------
                                                                     Stock                                   Stock
                                                      Shares     Compensation  Shares In       Shares    Compensation   Treasury
                                                      Issued         Trust      Treasury       Issued        Trust        Cost
                                                   -------------------------------------      ----------------------------------
Balances January 1, 1998........................    6,778,599     (600,000)   (1,722,684)     $ 12,270   $ (28,200)    $ (81,847)
Management Share Incentive Plan issues..........                    16,130                         219         758
Stock options exercised.........................                    12,180                          75         573
Purchased for treasury..........................                                (105,351)                                 (7,647)
                                                   -------------------------------------      ----------------------------------
Balances December 31, 1998......................    6,778,599     (571,690)   (1,828,035)       12,564     (26,869)      (89,494)
Stock options exercised.........................                     4,060                          32         190
Purchased for treasury..........................                                 (91,263)                                 (5,660)
                                                   -------------------------------------      ----------------------------------
Balances December 31, 1999......................    6,778,599     (567,630)   (1,919,298)       12,596     (26,679)      (95,154)
Management Share Incentive Plan
   issues (pre-split)...........................                    19,760                         318         929
Purchased for treasury (pre-split)..............                                 (74,616)                                 (4,994)
Three-for-one stock split.......................   13,557,198   (1,095,740)   (3,987,828)
Management Share Incentive Plan
   forfeitures (post-split).....................                                  (2,790)                                    (58)
Stock options exercised (post-split)............                     4,290                          21          67
Purchased for treasury (post-split).............                              (2,009,322)                                (49,954)
Issued from treasury (post-split)...............                               1,125,000         5,906                    21,094
                                                   -------------------------------------      ----------------------------------
Balances December 31, 2000......................   20,335,797   (1,639,320)   (6,868,854)       18,841     (25,683)     (129,066)
                                                   -------------------------------------      ----------------------------------

      On May 10, 2000, the company's shareholders approved a three-for-one stock split of both the issued and authorized common stock, which was distributed on May 24, 2000, to shareholders of record on May 12, 2000.

      During 2000, the company purchased 2.1 million shares of common stock from a major shareholder for $54.9 million. In a subsequent transaction, the company sold 1,125,000 shares of common stock that were held in treasury to the MSA Non-Contributory Pension Plan for Employees for $27 million.

      The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain stock-related benefit plans, including employee stock options and awards. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation Trust and the market value of shares released for stock-related benefits are reflected in shares issued.

      The company has a Shareholder Rights Plan under which each outstanding share of common stock is granted one-third of a preferred share purchase right. The rights are exercisable for a fraction of a share of preferred stock, only if a person or group acquires or commences a tender offer for 15% or more of the company's common stock. In the event a person or group acquires 15% or more of the outstanding common stock, each right not owned by that person or group will entitle the holder to purchase that number of shares of common stock having a value equal to twice the $225 exercise price. The Board of Directors may redeem the rights for $.01 per right at any time until ten days after the announcement that a 15% position has been acquired. The rights expire on February 21, 2007.

Note 10--Earnings per Share

      BASIC EARNINGS PER SHARE IS COMPUTED ON THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EARNINGS PER SHARE INCLUDES THE EFFECT OF THE WEIGHTED AVERAGE STOCK OPTIONS OUTSTANDING DURING THE PERIOD, USING THE TREASURY STOCK METHOD. ANTIDILUTIVE OPTIONS ARE NOT CONSIDERED IN COMPUTING DILUTED EARNINGS PER SHARE.

                                                         (In thousands)
                                               ---------------------------------
                                                  2000        1999       1998
                                               ---------------------------------
Net income .................................   $ 23,239    $ 15,134    $ 18,275
Preferred stock dividends ..................        (49)        (50)        (49)
                                               ---------------------------------
Income available to common shareholders ....     23,190      15,084      18,226
                                               ---------------------------------
Basic shares outstanding ...................     12,301      12,972      13,290
Stock options ..............................         55          33          51
                                               ---------------------------------
Diluted shares outstanding .................     12,356      13,005      13,341
                                               ---------------------------------
Antidilutive stock options .................         18         108           9
                                               ---------------------------------


26 | 2000 MSA Annual Report

Note 11--Short-Term Debt

      Short-term bank lines of credit amounted to $21,426,000 of which $19,600,000 was unused at December 31, 2000. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $1,288,000 and $4,071,000 at December 31, 2000 and 1999, respectively. The average month-end balance of total short-term borrowings during 2000 was $5,611,000 while the maximum month-end balance of $15,858,000 occurred at June 30, 2000. The average interest rate during 2000 was approximately 14% based upon total short-term interest expense divided by the average month-end balance outstanding, and 14% at year-end.

Note 12--Pensions and Other Postretirement Benefits

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

                                                                                              (In thousands)
                                                                      --------------------------------------------------------------

                                                                            Pension Benefits                    Other Benefits
                                                                      ---------------------------         --------------------------

                                                                          2000             1999             2000              1999
                                                                      ---------------------------         --------------------------

Change in Benefit Obligations
   Benefit obligations at January 1 ..........................        $ 186,886         $ 207,269         $ 18,546         $ 17,353
   Service cost ..............................................            4,461             5,426              409              437
   Interest cost .............................................           12,537            13,049            1,390            1,212
   Employee contributions ....................................              117                65
   Plan amendments ...........................................              621
   Actuarial (gains) losses ..................................            1,282           (11,759)             858            1,048
   Benefits paid .............................................          (12,540)          (12,918)          (1,833)          (1,504)
   Curtailments ..............................................             (332)
   Settlements ...............................................          (12,460)          (15,923)
   Termination benefits ......................................                              5,842
   Currency translation effects ..............................           (3,540)           (4,165)
                                                                      ---------------------------         --------------------------

   Benefit obligations at December 31 ........................          177,032           186,886           19,370           18,546
                                                                      ---------------------------         --------------------------

Change in Plan Assets
   Fair value of plan assets at January 1 ....................          341,250           330,890
   Actual return on plan assets ..............................            9,921            35,502
   Employer contributions ....................................            2,247             2,633               43            1,504
   Employee contributions ....................................              221               169
   Benefits paid .............................................          (12,540)          (12,918)                           (1,504)
   Section 420 transfer to retiree medical plan ..............           (1,790)                             1,790
   Settlements ...............................................          (12,460)          (15,276)          (1,833)
   Currency translation effects ..............................           (2,025)              250
                                                                      ---------------------------         --------------------------

   Fair value of plan assets at December 31 ..................          324,824           341,250
                                                                      ---------------------------         --------------------------

Funded Status
   Funded status at December 31 ..............................          147,792           154,364          (19,370)         (18,546)
   Unrecognized transition gains .............................           (1,274)           (5,320)
   Unrecognized prior service cost ...........................            1,806             1,664           (1,065)             (69)
   Unrecognized net actuarial (gains) losses .................         (106,703)         (125,933)           4,726            2,985
                                                                      ---------------------------         --------------------------

   Prepaid (accrued) benefit cost ............................           41,621            24,775          (15,709)         (15,630)

                                                                      ---------------------------         --------------------------

Amounts Recognized in the Balance Sheet
   Prepaid benefit cost ......................................           78,157            61,357
   Accrued benefit liability .................................          (37,954)          (37,479)         (15,709)         (15,630)
   Intangible asset ..........................................              689               362
   Minimum pension liability adjustments .....................              729               535
                                                                      ---------------------------         --------------------------

   Prepaid (accrued) benefit cost ............................           41,621            24,775          (15,709)         (15,630)
                                                                      ---------------------------         --------------------------


                                                     27 | 2000 MSA Annual Report

Notes to Consolidated Financial Statements

                                                                                      (In thousands, except percents)
                                                                             ----------------------------------------------
                                                                               Pension Benefits             Other Benefits
                                                                             --------------------          ----------------
                                                                               2000       1999             2000        1999
                                                                             --------------------          ----------------
Acturial Assumptions at December 31
   Discount rate.......................................................          7%         7%             7.5%        7.5%
   Expected return on plan assets......................................          9%         9%
   Rate of compensation increases......................................          4%         4%

Plans with Accumulated Benefit Obligations in Excess of Plan Assets
   Projected benefit obligations.......................................      $39,761     $40,298
   Accumulated benefit obligations.....................................       38,329      36,818
   Plan assets.........................................................            0           0

(In thousands)                                                        Pension Benefits                       Other Benefits
                                                             -----------------------------------    -------------------------------
Components of Net Periodic Benefit Cost (Credit)                2000         1999         1998        2000        1999        1998
                                                             -----------------------------------    -------------------------------
   Service cost .........................................    $  4,358     $  5,426     $  5,057     $   409     $   437     $   319
   Interest cost ........................................      12,537       13,049       13,327       1,390       1,212       1,089
   Expected return on plan assets .......................     (25,181)     (23,061)     (22,002)
   Amortization of transition (asset) ...................        (624)        (703)        (729)
   Amortization of prior service cost ...................         302          382          387        (108)         (8)         (8)
   Recognized net actuarial (gains) losses ..............      (3,914)      (2,487)      (2,391)        310         278           8
   Settlement gain ......................................      (2,093)      (8,623)      (3,993)
   Curtailment gain .....................................        (285)
   Termination benefits .................................                    5,842
                                                             -----------------------------------    -------------------------------
   Net periodic benefit cost (credit) ...................     (14,900)     (10,175)     (10,344)      2,001       1,919       1,408
                                                             -----------------------------------    -------------------------------

      For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2000, decreasing by .5% for each successive year to 4% in 2007 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1 million and $100,000, respectively.

      Expense for defined contribution pension plans was $2,619,000 in 2000, $2,750,000 in 1999, and $3,113,000 in 1998.

Note 13--Acquisitions

      During 2000, the company acquired ISI Group, Inc. (ISIG), an established manufacturer of infrared thermal imaging cameras, and CairnsHelmets (Cairns), a leading supplier of firefighter head protection. The acquisitions were recorded using the purchase method of accounting. The aggregate purchase price of $29.7 million was allocated to the assets acquired and the liabilities assumed based on estimated fair values and included $24.9 million in goodwill, which is being amortized on a straight line basis over 10 years for ISIG and 35 years for Cairns. The results of operations of ISIG and Cairns are included in the financial statements from their respective dates of acquisition.

      The acquisition agreement for ISIG provides for additional consideration to be paid to the seller annually based on a defined calculation of gross profit from the sale of certain thermal imaging cameras in 2000 through 2003. Additional consideration will be charged to goodwill when paid and amortization expense will be adjusted to fully amortize ISIG goodwill by the end of the 10 year period.

      The following unaudited pro forma summary presents information as if ISIG and Cairns had been acquired at January 1, 1999:

(In thousands, except earnings per share)                    2000         1999
                                                           ---------------------
Net sales................................................  $509,937     $515,785
Net income...............................................    23,551       15,624
Basic earnings per share.................................      1.91         1.20

      The pro forma amounts include certain adjustments, primarily to recognize goodwill amortization and interest expense, and do not recognize any benefits which may be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations of the combined companies.


28 | 2000 MSA Annual Report

Note 14--Leases

      The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating leases expiring at various dates through 2015. Rent expense was $5,700,000 in 2000, $5,813,000 in 1999, and
$5,846,000 in 1998. Minimum rental commitments under noncancelable leases are $1,133,000 in 2001, $752,000 in 2002, $657,000 in 2003, $548,000 in 2004,
$555,000 in 2005, and $5,227,000 after 2005.

Note 15--Accounts Receivable Securitization

      STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES (FAS NO. 125), APPLIES A CONTROL-ORIENTED, FINANCIAL COMPONENTS APPROACH TO FINANCIAL-ASSET-TRANSFER TRANSACTIONS. FINANCIAL ASSETS, NET OF RETAINED INTERESTS, ARE REMOVED FROM THE BALANCE SHEET WHEN THE ASSETS ARE SOLD AND CONTROL IS SURRENDERED. IN SEPTEMBER 2000, FAS NO. 125 WAS REPLACED BY FAS NO. 140 WHICH REVISED CERTAIN ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR SECURITIZATIONS AND OTHER TRANSFERS OF FINANCIAL ASSETS, BUT CARRIED OVER MOST FAS NO. 125 PROVISIONS.

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

      At December 31, 2000, accounts receivable of $53.2 million were owned by MSF. The company held a subordinated interest in these receivables of $31.5 million, of which $30.5 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $21.0 million at December 31, 2000. The company incurred costs associated with the securitization facility of $2.4 million in 2000, representing the discount loss on the sale of the receivables, partially offset by related servicing income.

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

Note 16--Change in Reporting Period

      Beginning in 1999, certain international affiliates which had been consolidated based on fiscal years ending November 30 changed to fiscal years ending December 31. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

                                                                  (In thousands)
                                                                  --------------
Net sales.....................................................         $11,290
Cost of products sold.........................................           8,629
Selling, general and administrative...........................           3,497
Depreciation and amortization.................................             372
Facilities consolidation and restructuring charges............             421
Other expenses, net...........................................             258
Income tax benefit............................................            (695)
                                                                       -------
Change in reporting period, net of tax........................          (1,192)

Note 17--Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS No. 133), which later was amended by FAS Nos. 137 and 138. FAS No.133 requires the recognition of all derivatives, including those embedded in other contracts, as either assets or liabilities at fair value. Changes in fair value are to be reflected in either current period net income or other comprehensive income, depending on the designation of the derivative instrument. The company may elect not to designate a derivative instrument as a hedge even if the strategy would be expected to qualify for hedge accounting treatment. The adoption of FAS No. 133 will change the timing of recognition for derivative gains and losses as compared to previous accounting standards. The company will adopt FAS No.133 effective January 1, 2001. The company does not expect that adoption of this statement will have a significant effect on its results or financial position.


                                                     29 | 2000 MSA Annual Report

Notes to Consolidated Financial Statements

Note 18--Stock Plans

      The 1998 Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan provides for annual grants of stock options to eligible directors. As of December 31, 2000, there were 1,260,114 shares and 83,400 shares, respectively, reserved for future grants pursuant to these plans.

      THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR THE PLANS. ACCORDINGLY, NO COMPENSATION COST IS RECOGNIZED FOR STOCK OPTION GRANTS. COMPENSATION COST FOR RESTRICTED STOCK AWARDS IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE PROVIDES THE SERVICE.

      Restricted stock awards are granted to employees without payment to the company in consideration of services to be performed in ensuing four-year periods. Restricted stock awards of 19,760 shares (pre-split), with a fair value of $63.06 per share, were granted in 2000. Restricted stock awards expense charged to operations was $547,000 in 2000, $448,000 in 1999, and $368,000 in
1998.

      Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). If compensation cost for stock option grants had been determined based on the fair value method provided in Statement of Financial Accounting Standards No. 123, proforma net income in 2000, 1999 and 1998 would have been $21,775,000, $14,609,000, and $17,805,000 and earnings per basic share would have been $1.77, $1.13, and $1.34, respectively. The fair value of the options granted was estimated at the grant date using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2000, 1999, and 1998, respectively: risk-free interest rate of 7.0%, 5.1%, and 5.5%; dividend yield of 2.3%, 2.2%, and 2.0%; expected option life of 9.8 years, 9.8 years, and 9.7 years; and expected volatility factor of 19% in all three years.

      A summary of stock option activity under the two plans, adjusted to reflect the three-for-one stock split in May 2000, follows:

                                                    2000                         1999                        1998
                                            ------------------------------------------------------------------------------------
                                                    Weighted-Average             Weighted-Average               Weighted-Average
                                            Shares   Exercise Price      Shares   Exercise Price       Shares    Exercise Price
                                            ------------------------------------------------------------------------------------
Outstanding at beginning of year....        305,379      $19.24          215,715      $18.25           165,003       $16.88
Granted.............................        267,120       21.11          101,844       21.24            87,252        20.62
Exercised...........................         (4,290)      20.56          (12,180)      18.30           (36,540)       17.73
Forfeited...........................        (23,415)      19.30
                                            ------------------------------------------------------------------------------------
Outstanding at end of year..........        544,794       20.08          305,379       19.24           215,715        18.25
                                            ------------------------------------------------------------------------------------
Options exercisable at year-end.....        544,794                      305,379                       215,715
                                            ------------------------------------------------------------------------------------

      The weighted average remaining contractual life of all options outstanding at December 31, 2000 was approximately 7 years. Weighted average remaining contractual life by exercise price range is summarized as follows:

      Exercise prices of $13.48 to $15.71 - 4 years
      Exercise prices of $18.33 to $23.88 - 8 years

Note 19--Quarterly Financial Information (Unaudited)

(In thousands, except earnings per share)

                                                       2000                                              1999
                                ------------------------------------------------   -------------------------------------------------

                                                 Quarters                                          Quarters
                                --------------------------------------             --------------------------------------
                                     1st       2nd      3rd       4th      Year         1st      2nd       3rd       4th     Year
                                ------------------------------------------------   -------------------------------------------------

Net sales...................    $129,236  $121,683  $119,745  $129,703  $500,367   $116,879  $124,633  $118,889  $137,507  $497,908
Gross profit................      50,387    43,305    42,939    50,457   187,088     42,034    42,308    45,284    50,108   179,734
Net income..................       7,459     2,826     3,920     9,034    23,239      2,570       737     4,341     7,486    15,134
                                ------------------------------------------------   -------------------------------------------------

Basic earnings per share....         .58       .22       .33       .76      1.89        .20       .05       .34       .58      1.16
                                ------------------------------------------------   -------------------------------------------------

Diluted earnings per share..         .58       .22       .33       .76      1.88        .20       .05       .33       .58      1.16
                                ------------------------------------------------   -------------------------------------------------


      Fourth quarter 1999 net income and earnings per share include a loss of $1,192,000 or $.09 per share resulting from the change in reporting period. The effect of this change on full year 1999 net income and earnings per share was $1,192,000 or $.09 per share.

      Shipping charges billed to customers have been reclassified from cost of products sold to net sales to comply with FASB Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Costs. Amounts reclassified in the first, second, third, and fourth quarters of 2000 were $1,018,000, $980,000, $994,000, and $945,000, respectively, and for the first, second, third, and fourth quarters of 1999 were $912,000, $958,000, $885,000, and $926,000, respectively.

      Earnings per share information has been adjusted to reflect the three-for-one stock split in May 2000.


30 | 2000 MSA Annual Report

Summary of Selected Financial Data

Summary of Operations                                                        2000          1999         1998        1997        1996


(In thousands, except as noted)

Net sales                                                               $ 500,367     $ 497,908     $500,193    $503,191    $509,086

------------------------------------------------------------------------------------------------------------------------------------

Other income                                                                2,466         3,824        6,026       6,802       7,141

------------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                     313,279       318,174      315,761     306,280     311,143

------------------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative                                       124,456       129,478      135,258     139,256     137,141

------------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization                                              24,557        23,356       22,398      23,233      23,644

------------------------------------------------------------------------------------------------------------------------------------

Interest expense                                                            4,502         4,273        3,258       2,781       1,595

------------------------------------------------------------------------------------------------------------------------------------

Currency exchange (gains) losses                                             (444)         (694)         315          40         735

------------------------------------------------------------------------------------------------------------------------------------

Facilities consolidation and restructuring charges                          2,433         3,960        1,021       2,164       5,302

------------------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                                 10,811         6,859        9,933      14,385      13,606

------------------------------------------------------------------------------------------------------------------------------------

Income before change in reporting period                                   23,239        16,326       18,275      21,854      23,061

------------------------------------------------------------------------------------------------------------------------------------

Change in reporting period, net of tax                                                   (1,192)
------------------------------------------------------------------------------------------------------------------------------------

Net Income                                                                 23,239        15,134       18,275      21,854      23,061

------------------------------------------------------------------------------------------------------------------------------------

   Basic per common share (in dollars)                                       1.89          1.16         1.37        1.60        1.58

------------------------------------------------------------------------------------------------------------------------------------

   Diluted per common share (in dollars)                                     1.88          1.16         1.37        1.60        1.58

------------------------------------------------------------------------------------------------------------------------------------

Dividends paid per common share (in dollars)                                  .47           .44          .44         .41         .37

------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding--basic                12,301        12,972       13,290      13,608      14,556

------------------------------------------------------------------------------------------------------------------------------------


Year-end Position
------------------------------------------------------------------------------------------------------------------------------------

Working capital                                                         $ 114,175     $ 123,085     $119,203    $116,373    $136,593

------------------------------------------------------------------------------------------------------------------------------------

Working capital ratio                                                         2.3           2.5          2.1         2.1         2.5

------------------------------------------------------------------------------------------------------------------------------------

Net property                                                              159,586       163,509      164,561     157,957     147,058

------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                              489,683       451,741      457,721     437,153     422,515

------------------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                             71,806        36,550       11,919      12,270      13,278

------------------------------------------------------------------------------------------------------------------------------------

Common shareholders' equity                                               225,382       241,374      241,743     240,004     239,738

------------------------------------------------------------------------------------------------------------------------------------

Equity per common share (in dollars)                                        19.06         18.75        18.40       17.95       17.33

------------------------------------------------------------------------------------------------------------------------------------



                                                     31 | 2000 MSA Annual Report