Form 10-K405, Exhibit 13
period 2001-12-31
MINE SAFETY APPLIANCES CO
filed 2002-03-27
CIK 66570

                                                                      Exhibit 13
   Management's Discussion and Analysis
--------------------------------------------------------------------------------



Forward-Looking Statements

   The following discussion should be read in conjunction with the consolidated financial statements contained in this Annual Report to Shareholders. Certain statements contained in this discussion and elsewhere in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from expectations contained in such statements.

   Factors that may materially affect financial condition and future results include: global economic conditions; the threat of terrorism and its potential consequences; the timely and successful introduction of new products; the availability of funding in the fire service market; the ability of third-party suppliers to provide key materials and components; market conditions affecting specialty chemical customers; liquidity; and interest and currency exchange rates.

Critical Accounting Policies and Estimates

   MSA prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires MSA to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. MSA bases its estimates and judgements on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. MSA evaluates these estimates and judgements on an ongoing basis. Actual results may differ from these estimates and judgements.

   MSA believes the following critical accounting policies affect its more significant estimates and judgements used in the preparation of the consolidated financial statements. MSA records estimated reductions to sales for customer programs including volume-based incentives. If market conditions were to change, the amounts due to customers under these programs could differ from the recorded estimates. MSA maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of MSA's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. MSA provides for the estimated cost of product warranties at the time that sales are recognized. While MSA has extensive product quality programs and processes, the company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from MSA's estimates, revisions to the estimated warranty liability would be required. MSA writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions were less favorable than those projected by management, additional inventory write-downs could be required. MSA records a valuation allowance to reduce its deferred tax assets to the amount that is estimated to be realized. While MSA has considered future taxable income and prudent tax planning strategies in assessing the need for the valuation allowance, if MSA were to determine that it would be able to realize its deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax asset would increase net income in the period that such a determination was made. Conversely, if MSA were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period that such a determination was made. Actuarial assumptions have a significant impact on the determination of net periodic pension costs and credits. If actual experience differs from these assumptions, future net periodic pension costs and credits could be adversely affected.

   Significant accounting policies are stated in italics in the applicable notes to the consolidated financial statements.

Results of Operations

   Corporate initiatives - MSA's performance in 2001 is the result of a number of ongoing initiatives intended to improve competitive position and profitability through the development of new products, targeted acquisitions in focused product and geographic markets, and continuing cost reduction programs. These efforts are expected to continue in 2002 and beyond.

   MSA's financial performance in 2001 benefited from the addition during 2000 of two key product offerings to the fire service - the Evolution series of thermal imaging cameras and the CairnsHELMETS line of firefighter head protection. Since the mid-1990s, MSA has recognized the dramatic market potential of thermal imaging camera technology in protecting lives and assisting firefighters in the line of duty. The August 2000 acquisition of CairnsHELMETS added the best known and respected supplier of firefighter head protection in North America to MSA's already strong product offerings to the fire service.

14 2001 MSA Annual Report

   In February 2001, MSA acquired Surety Manufacturing and Testing, Ltd. of Canada, a leading provider of fall protection equipment and rescue systems to railway, construction, and utility markets. The acquisition complements the existing line of MSA Rose fall protection products and services. In addition, the Surety line of rescue systems further enhances MSA product offerings to the fire service market.

   On December 20, 2001, MSA reached agreement to acquire CGF Gallet of France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition is expected to be completed during the first half of 2002. Gallet will continue to operate from its current location near Lyon, France.

   Also in Europe, the company continues to make organizational changes that are expected to improve profitability by reducing operating costs, improving manufacturing efficiencies, and providing an integrated marketing and distribution approach. Significant ongoing European reorganization efforts include more centralized customer service, product line management, and inventory planning and control. Country-specific reorganization, including workforce reductions and the sale of excess facilities, is also underway at several European locations.

   Making it easy for customers to do business with us has always been a priority at MSA. Key changes in U.S. operations in recent years which demonstrate this commitment to outstanding customer service include the introduction of the MSA Pinnacle Program and the move to centralized customer service. The MSA Pinnacle Program is an innovative distributor incentive program that rewards our distributor partners for achieving specific sales goals and providing more services to customers. Our award-winning Pittsburgh based customer service center gives customers in the U.S. and Canada a knowledgeable and responsive one-stop-shopping approach to doing business with MSA. To further enhance our interface with our distributor partners, MSA added new e-business capabilities in 2001. Through our new ePartner Web site, our distributor partners in North America can now access the MSA product catalog, check product availability, view order and account status, configure assemble-to-order products and enter orders.

   2001 versus 2000 - Sales for 2001 were $542.9 million, an increase of $42.5 million, or 8%, from $500.4 million in 2000. Local currency sales growth of 12% was offset by negative exchange rate movements when stated in U.S. dollars.

   Sales by North American operations were $376.8 million in 2001, an increase of $49.0 million, or 15%, from $327.8 million in 2000. Approximately half of the sales increase was related to shipments of self-contained breathing apparatus, thermal imaging cameras and fire helmets to the fire service market. Gas mask and respirator sales increased throughout the year, but spiked late in the year in response to the September 11 disasters. Rescue and recovery efforts and heightened emphasis on domestic preparedness and homeland security have increased current demand for these products. Sales of fall protection equipment also grew in 2001, primarily due to the acquisition of Surety Manufacturing and Testing, Ltd. during the first quarter. Instrument sales were also higher during 2001, particularly in permanent instruments, reflecting market acceptance of the Ultima and other new products. Specialty chemical sales in 2001 remained at the 2000 level. Specialty chemical sales levels are highly dependent on the performance of a limited number of pharmaceutical company customers.

   Sales by European operations were $94.2 million in 2001, a decrease of $4.9 million, or 5%, from $99.1 million in 2000. The negative currency translation effects of a strong U.S. dollar accounted for approximately $4.0 million of this decrease. Higher local currency sales in most European markets were offset by lower sales in Sweden and Switzerland, where distribution businesses were divested during 2001.

   Sales by MSA's other international operations were $71.7 million in 2001 compared to $73.2 million in 2000, a decrease of $1.5 million, or 2%. Local currency sales growth of approximately 12% was offset by unfavorable currency translation effects when stated in U.S. dollars. Substantial local currency sales growth was achieved in Brazil.

   Gross profit for 2001 was $217.2 million, an increase of $30.1 million, or 16%, from $187.1 million in 2000. The ratio of gross profit to sales was 40.0% in 2001 compared to 37.4% in 2000. The improved gross profit percentage accounts for approximately half of the increase in gross profit dollars. The higher gross profit percentage reflects improvements in production efficiency and inventory management in North America and Europe.

   Research and development expenses in 2001 were $18.2 million, an increase of $1.0 million, or 6%, from $17.2 million in 2000. These expenses relate primarily to safety and health equipment research and development activities in the U.S and Germany.

                                                       2001 MSA Annual Report 15

   Management's Discussion and Analysis
--------------------------------------------------------------------------------


   Depreciation, selling and administrative expenses increased $8.6 million to $157.6 million in 2001, but decreased as a percent of sales to 29.0% in 2001 compared to 29.8% in 2000. The increase in depreciation, selling and administrative expenses occurred in North America and reflects costs associated with higher sales volumes and a full year's amortization of goodwill related to mid-2000 acquisitions. Depreciation, selling and administrative expenses at international operations were generally flat year-to-year.

   Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 12, pension credits, combined with pension costs, resulted in net pension credits of $15.0 million in 2001 and $14.9 million in 2000. Net pension credits in 2000 included credits of $2.4 million related to settlement and curtailment gains in Canada and Britain. The current recognition of pension income is primarily the result of the exceptional investment performance of the U.S. pension fund over the past ten years. During that period, the investment performance of the MSA Noncontributory Pension Fund ranked among the top 5% of all U.S. pension funds. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

   Interest expense in 2001 was $6.1 million compared to $4.5 million in 2000. The increase relates to a full year's interest expense on additional borrowings made during 2000 to finance acquisitions and common share repurchases by the company.

   Currency exchange losses of $1.2 million were incurred in 2001 compared to a gain of $444,000 in 2000. The unfavorable swing was primarily related to the strengthening of the U.S. dollar against the Canadian dollar. The most significant gains from currency valuation changes in 2000 occurred in Mexico.

   Restructuring charges in 2001 were $2.3 million compared to $2.4 million in 2000. The charges in 2001 relate primarily to a plant closing in the U.S. and severance costs associated with workforce reductions in Europe. The 2000 charges were principally for severance costs in Britain, Germany and Canada.

   Other income, for which further information is included in note 4, was $2.8 million in 2001 compared to $2.5 million in 2000.

   The effective income tax rate, for which further information is included in note 8, was 40.2% in 2001 and 31.8% in 2000. The effective rate in 2001 was higher than the U.S. statutory income tax rate primarily due to the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries. The lower rate in 2000 was primarily due to operating losses in Germany and adjustments to prior year foreign sales corporation tax benefits in the U.S.

   Net income for 2001 was $31.6 million, an increase of $8.4 million, or 36%, over 2000 net income of $23.2 million. Basic earnings per share of common stock improved to $2.65 in 2001 compared to $1.89 in 2000.

   2000 versus 1999 - Sales for 2000 were $500.4 million, an increase of $2.5 million, or less than 1%, from $497.9 million in 1999. Local currency sales growth of 5% was offset by negative exchange rate movements when stated in U.S. dollars.

   Sales by North American operations were $327.8 million in 2000, an increase of $12.7 million, or 4%, from $315.1 million in 1999. Higher sales in 2000 reflect new product offerings and strong shipments of core safety products to the fire service, industrial and construction markets. Shipments of self-contained breathing apparatus for firefighters, gas masks for defense preparedness, and helmets for industrial and construction worker head protection all improved significantly during the year. Sales were also strengthened by the third quarter 2000 introductions of the Evolution series of thermal imaging cameras and the CairnsHELMETS line of firefighter head protection. Higher portable instrument sales in 2000 reflect the late-1999 introduction of the improved Passport FiveStar Alarm multigas detector. Specialty chemical sales in 2000 were 8% lower than in the prior year. Specialty chemical sales levels are highly dependent on the performance of a limited number of pharmaceutical company customers.

   Sales by European operations were $99.1 million in 2000, a decrease of $14.3 million, or 13%, from $113.4 million in 1999. Local currency sales in Europe were flat year-to-year. Sales growth in Eastern European markets was offset by mixed, but somewhat lower, sales in Western Europe.

16 2001 MSA Annual Report

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

   Gross profit for 2000 was $187.1 million, an increase of $7.4 million, or 4%, from $179.7 million in 1999. An increase in the ratio of gross profit to sales to 37.4% in 2000 from 36.1% in 1999 is the primary reason for higher gross profit in 2000. Higher sales account for approximately $1.0 million of the gross profit improvement.

   Research and development expenses were largely unchanged in 2000 at $17.2 million, compared to $17.1 million in 1999. These expenses relate primarily to safety and health equipment research and development activities in the U.S and Germany.

   Depreciation, selling and administrative expenses decreased $3.8 million to $149.0 million in 2000, and decreased as a percent of sales to 29.8% in 2000 compared to 30.7% in 1999. The decrease is the result of cost saving restructuring initiatives in North America and Europe. Depreciation, selling and administrative expenses at other international operations were slightly higher than in 1999.

   Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 12, pension credits, combined with pension costs, resulted in net pension credits of $14.9 million in 2000 and $10.2 million in 1999. Net pension credits in 2000 included credit of $2.4 million for settlement and curtailment gains in Canada and Britain. In 1999 net pension credits included a net gain of $2.8 million resulting from the termination benefit costs and settlement gains associated with a voluntary retirement incentive program in the U.S.

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

   The effective income tax rate, for which further information is included in note 8, was 31.8% in 2000 and 29.6% in 1999. The effective rate in both years was lower than the U.S. statutory income tax rate primarily due to international operating losses in Germany and adjustments to prior years' taxes in the U.S., mainly due to foreign sales corporation tax benefits.

   As further described in note 16, during 1999 the company changed the reporting periods of a number of international affiliates, including Germany which is the company's largest international affiliate. The effect of this change, which represents the after-tax results of these affiliates for December 1999, is reported as a change in accounting principle. The December 1999 net loss included severance costs related to ongoing workforce reductions in Germany

   Net income for 2000 was $23.2 million, an increase of $8.1 million, or 54%, over 1999 net income of $15.1 million. Basic earnings per share of common stock improved to $1.89 in 2000 compared to $1.16 in 1999.

Liquidity and Financial Condition

   Cash and cash equivalents increased $451,000 during 2001, compared to an increase of $9.4 million in 2000. The company's principal source of financing capital expenditures and internal growth is cash flow from operations. Operations provided cash of $30.8 million in 2001 compared to providing $51.8 million in 2000. Lower operating cash flow in 2001 was due to changes in operating assets and liabilities. In 2001, operating cash was used to finance increases in receivables and inventories of $14.2 and $6.1 million, respectively, and a decrease in accounts payable and accrued liabilities of $5.4 million. Cash provided by operations in 2000 was $12.4 million higher than in 1999. Cash flow in 2000 benefited from reductions in receivables and inventories.

                                                       2001 MSA Annual Report 17

   Management's Discussion and Analysis
--------------------------------------------------------------------------------



   Investing activities used cash of $22.4 million in 2001 compared to $45.7 million in 2000. In 2001, cash was used for the acquisition of Surety Manufacturing and Testing, Ltd. In 2000, significant cash was used for the acquisitions of CairnsHELMETS and ISI Group, Inc. In 1999, acquisitions and other investing included $2.6 million related to the acquisition of Campbell Gardwel in South Africa and $2.7 million for development costs at the Cranberry Woods office park. Capital expenditures of $22.3 million in 2001 and $19.4 million in 2000 were primarily related to purchases of new or replacement tooling and production equipment. Capital expenditures of $26.2 million in 1999 included increased expenditures for information systems and manufacturing facility improvements associated with U.S. restructuring activities.

   Financing activities used cash of $6.3 million in 2001 compared to providing $4.1 million in 2000. In December 2001, cash was used to pay off $5.0 million of private placement debt upon maturity. During 2000 the company issued $40.0 million of private placement debt to finance acquisitions and common stock repurchases. The additional use of cash for financing activities in 1999 was related to reductions in short-term borrowings during the year. Dividends paid on common stock during 2001 (the 84th consecutive year of dividend payment) were 54 cents per share. Dividends paid per share in 2000 and 1999 were 47 cents and 44 cents, respectively. During 2000, the company repurchased 2.2 million shares of common stock, including 2.1 million from the family of a co-founder, for $54.9 million. Approximately 1.1 million shares of common stock held in treasury were sold to the MSA pension plan in 2000 for $27.0 million. As of December 31, 2001, an additional 64,774 shares may be repurchased under current authorizations.

   Short term debt increased $879,000 during 2001 to $2.2 million. The average amount of short term debt outstanding during 2001 and 2000 was $4.2 million and $5.6 million, respectively. Credit available at year-end with financial institutions was the U.S. dollar equivalent of $20.1 million, of which $17.9 million was unused.

   Long-term debt, including the current portion, decreased $5.5 million to $71.7 million, or 22.0% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity. During 2000, long-term debt increased $40.2 million to $77.1 million. The increase reflected the issuance of $40.0 million in fixed rate senior notes payable in installments through 2012. Proceeds of the notes were used to finance acquisitions and common stock repurchases.

   Outstanding indebtedness at December 31, 2001 and 2000 was as follows:

December 31                                             2001           2000
                                                   ------------------------
Bank lines of credit..........................     $   2,167       $  1,288
Industrial development debt...................        10,750         10,750
Senior notes..................................        60,000         65,000
Other, including capital leases...............         2,401          1,380
                                                   ---------       --------
                                                      75,318         78,418
Current portion...............................        (6,940)        (6,612)
                                                   ---------       --------
                                                      68,378         71,806

   Trade receivables increased $4.9 million to $50.7 million at December 31, 2001. Trade receivables expressed in number of days sales outstanding was 34 days at December 31, 2001, compared to 33 days at the end of 2000. Other receivables were $38.3 million at December 31, 2001 and $30.5 million at December 31, 2000, representing the company's retained interest in securitized receivables. Inventories increased $5.2 million to $77.9 million at December 31, 2001. Inventory measured against sales turned 7.0 times in 2001 and 6.9 times in 2000. The working capital ratio was 2.6 to 1 at the end of 2001 and 2.3 to 1 at the end of 2000.

   The company's financial position remains strong and is expected to provide adequate capital resources for operations, capital expansion and dividends to shareholders.

Accounts Receivable Securitization

   As described in note 15, the company sells eligible trade accounts receivable to Mine Safety Funding Corporation (MSF). Under accounting principles generally accepted in the United States of America, MSF is not consolidated with MSA because, as a distinct legal entity, the receivables held by MSF are isolated and beyond the reach of MSA and its creditors. This arrangement permits MSF to borrow at advantageous interest rates using its portfolio of trade receivables as security. As a result of the securitization agreement, approximately $25 million of accounts receivable and short-term debt are not included in the company's December 31, 2001 balance sheet. At December 31, 2000, approximately $21 million of accounts receivable and short-term debt are not included in the company's balance sheet under this arrangement.

Cumulative Translation Adjustments

   The year-end position of the U.S. dollar relative to international currencies resulted in translation losses of $4.9 million being charged to the cumulative translation adjustments shareholders' equity account in 2001, compared to losses of $5.9 million in 2000 and $5.1 million in 1999. Translation losses in 2001 occurred primarily in South Africa, Brazil, Chile and most European countries. Translation losses in 2000 occurred primarily in Australia, South Africa, Britain, Canada, and Germany. The 1999 losses occurred in Brazil, Germany and Italy.

18 2001 MSA Annual Report

Financial Instrument Market Risk

   Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates.

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

   Interest rate sensitivity - The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments were reported at carrying values which approximate fair value at December 31, 2001. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.3 million. However, the company's sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Recently Issued Accounting Standards

   FAS No. 141, Business Combinations, effective July 1, 2001, requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separate from goodwill. There have been no material business combinations since June 30, 2001. The company does not expect the requirements of this statement to have a significant effect on its results or financial position.

   FAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, eliminates the periodic amortization of goodwill and instead requires an impairment review of goodwill balances at least annually. Goodwill amortization expense in 2001 was approximately $2.2 million. At December 31, 2001, MSA had goodwill of $33.7 million. Pursuant to FAS No. 142, MSA will test its goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of accounting change. MSA is currently evaluating the effect that adoption may have on its results and financial position.

   FAS No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, addresses accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of such assets. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

   FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002, addresses accounting and reporting for the impairment or disposal of long-lived assets. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

Common Stock

   At December 31, 2001, there were 12,100,727 shares of common stock outstanding. There were approximately 1,000 identifiable common stockholders on November 23, 2001, a recent date for dividends. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations and cash dividend information for common shares, adjusted to reflect the three-for-one split in May 2000, follow:

                          2001                          2000
-------------------------------------------------------------------
Quarter         High                 Low          High          Low
-------------------------------------------------------------------
First        $ 25.65             $ 22.00       $ 21.17      $ 18.83

Second         34.25               25.45         26.50        21.38

Third          47.92               30.35         24.25        18.63

Fourth         51.90               32.10         25.88        19.13


               Dividend         Record                 Payment
Quarter        Per Share        Date                   Date
-------------------------------------------------------------------
                                2001
-------------------------------------------------------------------
First          $ .12        Feb. 23, 2001          Mar. 10, 2001

Second           .14        May. 14, 2001          Jun. 8, 2001

Third            .14        Aug. 24, 2001          Sep. 10, 2001

Fourth           .14        Nov. 23, 2001          Dec. 10, 2001
               -----
Total            .54
               -----

                                2000
-------------------------------------------------------------------
First          $ .11        Feb. 25, 2000          Mar. 10, 2000

Second           .12        May. 26, 2000          Jun. 10, 2000

Third            .12        Aug. 25, 2000          Sep. 10, 2000

Fourth           .12        Nov. 17, 2000          Dec. 10, 2000
               -----
Total            .47
               -----

   THE COMPANY'S STOCK TRANSFER AGENT IS WELLS FARGO SHAREOWNER SERVICES, 161 NORTH CONCORD EXCHANGE, P. O. BOX 738, SOUTH ST. PAUL, MN 55075-0738.

                                                       2001 MSA Annual Report 19

   Responsibility Statements
--------------------------------------------------------------------------------



Responsibility for Financial Statements

   The management of Mine Safety Appliances Company prepared the accompanying financial statements and is responsible for their integrity and objectivity. These statements were prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management's best estimates and judgements. The other information in this annual report is consistent with the financial statements.

   The company maintains a system of internal controls, including accounting controls, and a program of internal auditing. The system of controls provides for appropriate procedures that are consistent with high standards of accounting and administration. Management believes that the company's system of internal accounting controls provides reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition and that the financial records are reliable for use in preparing financial statements.

   Management recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in a broad business ethics policy that addresses, among other things, conduct of business activities within the laws of the United States and other countries in which the company operates and potential conflicts of interests of its associates.

   The Board of Directors, through its Audit Committee, assumes an oversight role in the preparation of the financial statements. The Audit Committee meets at least twice a year with the company's independent accountants and internal auditors to discuss the scope of their work and the results of their examinations.

/s/ Dennis L. Zeitler

Dennis L. Zeitler
Vice President
Chief Financial Officer
and Treasurer


Report of Independent Accountants

   To the Shareholders and Board of Directors of Mine Safety Appliances Company:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in retained earnings and accumulated other comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note 16 to the financial statements, the Company changed the reporting period for certain subsidiaries in 1999.


                                             /s/ PricewaterhouseCoopers

                                             PricewaterhouseCoopers LLP
                                             February 20, 2002

20 2001 MSA Annual Report

Consolidated Statement of Income
--------------------------------------------------------------------------------


(In thousands, except per share amounts)

Year Ended December 31                                                  2001          2000         1999
Net sales........................................................    $ 542,856     $ 500,367    $ 497,908
Other income.....................................................        2,810         2,466        3,824
                                                                     ------------------------------------
                                                                       545,666       502,833      501,732
                                                                     ------------------------------------
Costs and expenses
  Cost of products sold..........................................      325,662       313,279      318,174
  Selling, general and administrative............................      131,102       124,456      129,478
  Depreciation and amortization..................................       26,471        24,557       23,356
  Interest.......................................................        6,061         4,502        4,273
  Currency exchange losses/(gains)...............................        1,197          (444)        (694)
  Facilities consolidation and restructuring charges.............        2,287         2,433        3,960
                                                                     ------------------------------------
                                                                       492,780       468,783      478,547
                                                                     ------------------------------------
Income before income taxes.......................................       52,886        34,050       23,185
Provision for income taxes.......................................       21,255        10,811        6,859
                                                                     ------------------------------------
Income before change in reporting period.........................       31,631        23,239       16,326
Change in reporting period, net of tax...........................                                  (1,192)
                                                                     ------------------------------------
Net income.......................................................    $  31,631     $  23,239    $  15,134
                                                                     ====================================
Basic earnings per common share:
  Income before change in reporting period.......................    $    2.65     $    1.89    $    1.25
  Change in reporting period.....................................                                    (.09)
                                                                     ------------------------------------
  Net income.....................................................    $    2.65     $    1.89    $    1.16
                                                                     ====================================
Diluted earnings per common share:
  Income before change in reporting period.......................    $    2.61     $    1.88    $    1.25
  Change in reporting period.....................................                                    (.09)
                                                                     ------------------------------------
  Net income.....................................................    $    2.61     $    1.88    $    1.16
                                                                     ====================================

  See notes to consolidated financial statements.     2001 MSA Annual Report  21

     Consolidated Balance Sheet
--------------------------------------------------------------------------------

     (In thousands, except share amounts)
     December 31                                                                                          2001             2000
     Assets
     Current Assets        Cash....................................................................    $  22,842        $  19,408
                           Temporary investments, at cost which approximates market................        4,150            7,133
                           Trade receivables, less allowance for doubtful accounts of
                             $2,956 and $2,363.....................................................       50,704           45,835
                           Other receivables.......................................................       38,325           30,498
                           Inventories.............................................................       77,874           72,681
                           Deferred tax assets.....................................................       13,633           14,167
                           Prepaid expenses and other current assets...............................       10,158           11,431
                                                                                                       --------------------------
                           Total current assets....................................................      217,686          201,153
                                                                                                       --------------------------
     Property              Land....................................................................        5,552            5,411
                           Buildings...............................................................      102,555          106,010
                           Machinery and equipment.................................................      272,700          262,372
                           Construction in progress................................................        8,289            9,948
                                                                                                       --------------------------
                           Total...................................................................      389,096          383,741
                           Less accumulated depreciation...........................................     (236,128)        (224,155)
                                                                                                       --------------------------
                           Net property............................................................      152,968          159,586
                                                                                                       --------------------------
     Other Assets          Prepaid pension cost....................................................       92,437           78,157
                           Deferred tax assets.....................................................       12,694           10,315
                           Goodwill, less accumulated amortization of $6,438 and $4,227............       33,722           30,369
                           Other noncurrent assets.................................................       11,191           10,103
                                                                                                       --------------------------
                           Total...................................................................    $ 520,698        $ 489,683
                                                                                                       ==========================
     Liabilities
     Current Liabilities   Notes payable and current portion of long-term debt.....................    $   6,484        $   6,616
                           Accounts payable........................................................       24,751           32,387
                           Employees' compensation.................................................       14,368           13,202
                           Insurance...............................................................        9,267            8,476
                           Taxes on income.........................................................        4,812            2,263
                           Other current liabilities...............................................       22,818           24,034
                                                                                                       --------------------------
                           Total current liabilities...............................................       82,500           86,978
                                                                                                       --------------------------
     Long-Term Debt        ........................................................................       67,381           71,806
                                                                                                       --------------------------
     Other Liabilities     Pensions and other employee benefits....................................       55,428           54,626
                           Deferred tax liabilities................................................       56,053           47,151
                           Other noncurrent liabilities............................................        5,832            2,657
                                                                                                       --------------------------
                           Total other liabilities.................................................      117,313          104,434
                                                                                                       ==========================
     Shareholders' Equity
                           Preferred stock, 41/2% cumulative, $50 par value (callable at $52.50)...        3,569            3,569
                           Common stock, no par value (shares outstanding:
                              2001--12,100,727 2000--11,827,623)...................................       25,386           18,841
                           Stock compensation trust................................................      (22,179)         (25,683)
                           Treasury shares, at cost................................................     (133,981)        (130,674)
                           Deferred stock compensation.............................................         (652)          (1,145)
                           Accumulated other comprehensive income..................................      (26,216)         (20,869)
                           Earnings retained in the business.......................................      407,577          382,426
                                                                                                       --------------------------
                           Total shareholders' equity..............................................      253,504          226,465
                                                                                                       --------------------------
                           Total...................................................................    $ 520,698        $ 489,683
                                                                                                       ==========================

     22 2001 MSA Annual Report   See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

(In thousands)
Year Ended December 31                                                     2001        2000        1999
Operating Activities
   Net income..........................................................  $ 31,631    $ 23,239    $ 15,134
   Depreciation and amortization.......................................    26,471      24,557      23,728
   Pensions............................................................   (14,962)    (14,900)    (10,175)
   Net (gain)/loss on sale of investments and assets...................    (1,764)     (2,136)         65
   Deferred income taxes...............................................     9,518       3,906       3,269
   Receivables and other receivables...................................   (14,216)      6,007      15,013
   Inventories.........................................................    (6,146)     11,927       5,272
   Accounts payable and accrued liabilities............................    (5,396)      3,255      (1,892)
   Other assets and liabilities........................................     4,654         438      (4,592)
   Other--including currency exchange adjustments......................     1,046      (4,520)     (6,400)
                                                                         --------------------------------
   Cash Flow From Operating Activities.................................    30,836      51,773      39,422
                                                                         --------------------------------

Investing Activities
   Property additions..................................................   (22,347)    (19,360)    (26,247)
   Property disposals..................................................     6,685       3,428       1,567
   Acquisitions, net of cash acquired, and other investing.............    (6,765)    (29,796)     (4,892)
                                                                         --------------------------------
   Cash Flow From Investing Activities.................................   (22,427)    (45,728)    (29,572)
                                                                         --------------------------------

Financing Activities
   Additions to long-term debt.........................................        12      40,720      25,336
   Reductions of long-term debt........................................    (5,259)       (640)       (588)
   Changes in notes payable and short-term debt........................     1,150      (2,276)    (28,767)
   Cash dividends......................................................    (6,480)     (5,881)     (5,928)
   Company stock purchases.............................................    (3,227)    (54,948)     (5,660)
   Company stock sales.................................................     7,477      27,088         222
                                                                         --------------------------------
   Cash Flow From Financing Activities.................................    (6,327)      4,063     (15,385)
                                                                         --------------------------------

Effect of exchange rate changes on cash................................    (1,631)       (675)     (1,377)
                                                                         --------------------------------
Increase/(decrease) in cash and cash equivalents.......................       451       9,433      (6,912)
Beginning cash and cash equivalents....................................    26,541      17,108      24,020
                                                                         --------------------------------
Ending cash and cash equivalents.......................................  $ 26,992    $ 26,541    $ 17,108
                                                                         ================================

Supplemental cash flow information:
   Interest payments...................................................  $  6,566    $  3,419    $  4,299
   Income tax payments.................................................     9,765       6,789       3,648

Noncash investing activity:
   Investment sold for other current assets............................                 1,334

   See notes to consolidated financial statements.    2001 MSA Annual Report  23

  Consolidated Statement of Changes in Retained Earnings And Accumulated Other
--------------------------------------------------------------------------------
  Comprehensive Income

(In thousands)
                                                                                         Accumulated
                                                                                            Other
                                                                          Retained      Comprehensive      Comprehensive
                                                                          Earnings          Income             Income
                                                                         -----------------------------------------------
  Balances January 1, 1999..........................................     $ 355,862        $ (10,240)
     Net income.....................................................        15,134                            $ 15,134
     Cumulative translation adjustments.............................                         (5,141)            (5,141)
     Minimum pension liability adjustments (a)......................                            550                550
                                                                                                              --------
       Comprehensive income.........................................                                          $ 10,543
                                                                                                              --------
     Common dividends...............................................        (5,878)
     Preferred dividends............................................           (50)
                                                                         --------------------------
  Balances December 31, 1999........................................       365,068          (14,831)
     Net income.....................................................        23,239                            $ 23,239
     Cumulative translation adjustments.............................                         (5,921)            (5,921)
     Minimum pension liability adjustments (a)......................                           (117)              (117)
                                                                                                              --------
       Comprehensive income.........................................                                          $ 17,201
                                                                                                              --------
     Common dividends...............................................        (5,832)
     Preferred dividends............................................           (49)
                                                                         --------------------------
  Balances December 31, 2000........................................       382,426          (20,869)
     Net income.....................................................        31,631                            $ 31,631
     Cumulative translation adjustments.............................                         (4,934)            (4,934)
     Minimum pension liability adjustments (a)......................                           (413)              (413)
                                                                                                              --------
       Comprehensive income.........................................                                          $ 26,284
                                                                                                              --------
     Common dividends...............................................        (6,432)
     Preferred dividends............................................           (48)
                                                                         --------------------------
  Balances December 31, 2001........................................     $ 407,577        $ (26,216)
                                                                         --------------------------

  (a) - Charges in 2001 and 2000 to minimum pension liability adjustments are net of tax benefit of $275,000 and $78,000, respectively. The credit in 1999 is net of tax expense of $367,000.

        Components of accumulated other comprehensive income are as follows:

                                                                                        (In thousands)
                                                                         -------------------------------------------
                                                                            2001             2000             1999
                                                                         -------------------------------------------
  Cumulative translation adjustments................................     $ (25,365)       $ (20,431)       $ (14,510)
  Minimum pension liability adjustments.............................          (851)            (438)            (321)
                                                                         -------------------------------------------
  Accumulated other comprehensive income............................     $ (26,216)       $ (20,869)       $ (14,831)
                                                                         -------------------------------------------

  24 2001 MSA Annual Report      See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1--Basis of Presentation

  Certain prior year balances have been reclassified to conform with the current year presentation.

  Significant accounting policies are stated in italics in the applicable notes to consolidated financial statements.

  THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

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

Note 2--Restructuring

  Restructuring charges of $2,287,000 relate to a plant closing in the U.S. and workforce reductions in Europe in 2001, $2,433,000 in 2000 and $3,960,000 in 1999 relate to workforce reductions, primarily in Britain, Germany and Canada in 2000 and in Germany in 1999.

Note 3--Research and Development Expense

  RESEARCH AND DEVELOPMENT COSTS, CHARGED TO COST OF PRODUCTS SOLD AS INCURRED, were $18,195,000 in 2001, $17,241,000 in 2000, and $17,097,000 in 1999.

Note 4--Other Income

                                                     (In thousands)
                                         -------------------------------------
                                          2001             2000          1999
                                         -------------------------------------
Interest..............................   $1,183           $1,243        $  914
Rent..................................      739              957         1,310
Dividends.............................      625              555
Dispositions of assets................     (136)            (528)        1,796
Other, net............................      399              239          (196)
                                         -------------------------------------
Total.................................    2,810            2,466         3,824
                                         -------------------------------------

Note 5--Inventories

  MOST U.S. INVENTORIES ARE VALUED ON THE LAST-IN, FIRST-OUT (LIFO) COST METHOD. OTHER INVENTORIES ARE VALUED AT THE LOWER OF COST, USING AVERAGE OR CURRENT STANDARD COSTS WHICH APPROXIMATE ACTUAL COSTS ON A FIRST-IN, FIRST-OUT (FIFO) BASIS, OR MARKET, DETERMINED BY REPLACEMENT COST OR NET REALIZABLE VALUE.

  Reductions in certain inventory quantities during 2000 and 1999 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $1,920,000 in 2000, and $216,000 in 1999, and increased net income by $1,171,000
($.10 per share), and $132,000 ($.01 per share), respectively.

                                                         (In thousands)
                                                   -------------------------
                                                     2001              2000
                                                   -------------------------
Finished products..............................    $30,375           $30,743
Work in process................................     12,099            10,451
Raw materials and supplies.....................     35,400            31,487
                                                   -------------------------
Total inventories..............................     77,874            72,681
                                                   -------------------------
Excess of FIFO costs over LIFO costs...........     38,059            42,711
                                                   -------------------------

  Inventories stated on the LIFO basis represent 52%, 45%, and 48% of the total inventories at December 31, 2001, 2000, and 1999, respectively.

Note 6--Long-Term Debt

                                                                                (In thousands)
                                                                              -----------------
                                                                                2001      2000
                                                                              -----------------
U.S.
 Industrial development debt issues
  payable through 2022, 3.1%...............................................   $10,750   $10,750
 Series A Senior Notes
  payable through 2001, 7.3%...............................................               5,000
 Series B Senior Notes
  payable through 2006, 7.69%..............................................    20,000    20,000
 Senior Notes
  payable through 2012, 8.39%..............................................    40,000    40,000
 Other, 18%................................................................        38        61
International
 Various notes payable through 2003,
  4.5% to 7% ($830 and $723
  collateralized by pledge of
  assets located abroad)...................................................       868     1,319
                                                                              -----------------
Total......................................................................    71,656    77,130
Amounts due within one year................................................     4,275     5,324
                                                                              -----------------
Long-term debt.............................................................    67,381    71,806
                                                                              -----------------

  Approximate maturities of these obligations over the next five years are $4,275,000 in 2002, $4,028,000 in 2003, $4,000,000 in 2004, $4,000,000 in 2005,
and $8,000,000 in 2006. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.

                                                      2001 MSA Annual Report  25

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7--Segment Information

  SEGMENT INFORMATION IS REPORTED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, WHICH DESIGNATES THE INTERNAL FINANCIAL INFORMATION THAT IS USED BY MANAGEMENT FOR MAKING OPERATING DECISIONS AND ASSESSING PERFORMANCE AS THE SOURCE FOR IDENTIFYING THE COMPANY'S OPERATING SEGMENTS.

  The company is organized into three geographic operating segments: North America, Europe, and Other International. The company is engaged in the manufacture and sale of safety and health equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras and monitoring instruments. In addition, the company manufactures and sells specialty chemicals, including boron-based chemicals.

  Reportable segment information is presented in the following table:

                                                                                 (In thousands)
                                                        -------------------------------------------------------------------
                                                          North                      Other       Reconciling   Consolidated
                                                         America      Europe     International      items         totals
                                                        -------------------------------------------------------------------
2001
 Sales to external customers..........................   $376,766    $ 94,187       $71,735        $    168      $542,856
 Intercompany sales...................................     20,074      21,668         2,124         (43,866)
 Net income...........................................     28,355         130         3,619            (473)       31,631
 Total assets.........................................    399,912      96,372        48,816         (24,402)      520,698
 Interest income......................................        513         146           408             116         1,183
 Interest expense.....................................      5,556         156           349                         6,061
 Noncash items:
  Depreciation and amortization.......................     21,595       3,680         1,170              26        26,471
  Pension income (expense)............................     17,885      (2,783)         (140)                       14,962
 Equity in earnings of affiliates.....................                                   40                            40
 Income tax provision.................................     18,596         900         1,732              27        21,255
 Investments in affiliates............................      1,374                       135                         1,509
 Property additions...................................     15,767       4,916         1,621              43        22,347
 Fixed assets.........................................    128,768      18,118         6,033              49       152,968
2000
 Sales to external customers..........................    327,849      99,119        73,199             200       500,367
 Intercompany sales...................................     25,573      16,389         1,453         (43,415)
 Net income...........................................     21,876      (2,225)        3,624             (36)       23,239
 Total assets.........................................    365,035      93,955        50,296         (19,603)      489,683
 Interest income......................................        604         285           329              25         1,243
 Interest expense.....................................      3,791         216           495                         4,502
 Noncash items:
  Depreciation and amortization.......................     19,744       3,374         1,314             125        24,557
  Pension income (expense)............................     16,640      (1,552)         (188)                       14,900
 Equity in earnings of affiliates.....................                                   25                            25
 Income tax provision (benefit).......................     11,001      (2,041)        1,776              75        10,811
 Investments in affiliates............................      1,358                        95                         1,453
 Property additions...................................     14,031       3,630         1,694               5        19,360
 Fixed assets.........................................    132,597      20,681         6,290              18       159,586
1999
 Sales to external customers..........................    315,087     113,365        68,032           1,424       497,908
 Intercompany sales...................................     34,128      17,637         1,691         (53,456)
 Net income...........................................     14,991      (1,724)        3,498          (1,631)       15,134
 Total assets.........................................    330,884      92,531        49,836         (21,510)      451,741
 Interest income......................................        298         406           190              20           914
 Interest expense.....................................      3,267         285           723              (2)        4,273
 Noncash items:
  Depreciation and amortization.......................     17,451       4,386         1,392             127        23,356
  Pension income (expense)............................     13,002      (3,149)          322                        10,175
 Equity in earnings of affiliates.....................                                   45                            45
 Income tax provision (benefit).......................      7,502      (2,123)        1,657            (177)        6,859
 Investments in affiliates............................      1,358                        70                         1,428
 Property additions...................................     20,028       4,662         1,547              10        26,247
 Fixed assets.........................................    135,146      21,679         6,660              24       163,509

 Sales by product line:                               (In thousands)
                                           ------------------------------------
                                             2001          2000          1999
                                           ------------------------------------
 Safety and health equipment............   $510,083      $468,032      $462,608
 Specialty chemicals....................     32,773        32,335        35,300
                                           ------------------------------------
                                            542,856       500,367       497,908
                                           ------------------------------------

 Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

 Sales are attributed to segments based on the location of the selling company. Sales in Germany were $46,865,000 in 2001, $47,471,000 in 2000, and $56,017,000
in 1999.

26  2001 MSA Annual Report

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

   The U.S. and non-U.S. components of income before income taxes and provisions for income taxes are summarized as follows:

                                                                               (In thousands)
                                                                   --------------------------------------
                                                                      2001           2000           1999
                                                                   --------------------------------------
Income Before Income Taxes
U.S. income..................................................      $ 43,472       $ 32,053       $ 23,790
Non-U.S. income..............................................         6,226          6,080          3,225
Currency translation (losses)................................          (776)                          (95)
Eliminations.................................................         3,964         (4,083)        (3,735)
                                                                   --------------------------------------
Income Before Income Taxes...................................        52,886         34,050         23,185
                                                                   --------------------------------------
Provision For Income Taxes
Current
   Federal...................................................         8,039          2,713           (834)
   State.....................................................           978            804            367
   Non-U.S...................................................         2,720          3,388          3,281
                                                                   --------------------------------------
   Total current provision...................................        11,737          6,905          2,814
                                                                   --------------------------------------
Deferred
   Federal...................................................         8,590          5,540          5,779
   State.....................................................         1,778          1,221            921
   Non-U.S...................................................          (850)        (2,855)        (2,655)
                                                                   --------------------------------------
   Total deferred provision..................................         9,518          3,906          4,045
                                                                   --------------------------------------
Provision for Income Taxes...................................        21,255         10,811          6,859
                                                                   --------------------------------------

   The following is a reconciliation of income taxes calculated at the U.S. Federal income tax rate of 35% to the provision for income taxes:

Provision for income taxes at statutory rate.................        18,510         11,918          8,115
State income taxes, net of federal benefit...................         1,897          1,316            837
Foreign tax credit valuation allowance.......................         1,000
Adjustment of prior years' income taxes......................            16           (782)          (954)
Non-U.S. taxes...............................................           108         (1,323)          (774)
Other--net...................................................          (276)          (318)          (365)
                                                                   --------------------------------------
Provision for income taxes...................................        21,255         10,811          6,859
                                                                   --------------------------------------

   The components of deferred taxes are as follows:

                                                                        (In thousands)
                                                                    ----------------------
                                                                      2001           2000
                                                                    ----------------------
Deferred tax assets
   Postretirement benefits...................................       $ 5,701        $ 5,946
   Inventory reserves and unrealized profits.................         3,463          4,745
   Vacation allowances.......................................         2,441          2,050
   Loss and credit carryforwards.............................        13,472         12,590
   Liability insurance.......................................         1,931          2,036
   Accrued liabilities.......................................         1,214          2,274
   Allowance for doubtful accounts...........................           502            483
   Trademarks and license fees...............................           692            642
   Warranties................................................           997            871
   Other.....................................................            (5)           397
                                                                    ----------------------
   Total deferred tax assets.................................        30,408         32,034
   Valuation allowance.......................................        (1,000)
                                                                    ----------------------
   Net deferred tax assets...................................        29,408         32,034
                                                                    ----------------------
Deferred tax liabilities
   Depreciation..............................................       (24,234)       (26,296)
   Pension...................................................       (32,511)       (25,582)
   Basis of investments......................................        (2,389)        (2,825)
                                                                    ----------------------
   Total deferred tax liabilities............................       (59,134)       (54,703)
                                                                    ----------------------
Net deferred taxes...........................................       (29,726)       (22,669)
                                                                    ----------------------

   The valuation allowance recorded in 2001 reduces deferred tax assets related to foreign tax credit carryforwards because the character of future taxable income may not allow realization within the prescribed carryforward period.

   The company has tax credit carryforwards of $2,546,000 that expire between 2003 and 2005. The company also has net operating loss carryforwards of $9,434,000 with no expiration date, primarily in Germany, $608,000 that expire in 2008 and $884,000 that expire in 2019.

   Undistributed earnings of international companies for which U.S. income taxes have not been provided were $82,786,000 at December 31, 2001.

                                                       2001 MSA Annual Report 27

Notes to Consolidated Financial Statements
------------------------------------------

Note 9--Capital Stock
.. Common stock, no par value - 60,000,000 shares authorized
.. Second cumulative preferred voting stock, $10 par value - 1,000,000 shares authorized; none issued
.. 4 1/2% cumulative preferred stock, $50 par value- 100,000 shares authorized;
  71,373 shares issued and 50,313 shares ($1,629,000) held in treasury (600 shares, $21,000, purchased for treasury in 2001; no activity in 2000; 400 shares, $13,000, purchased for treasury in 1999).

Common stock activity is summarized as follows:

                                                                       Shares                         Dollars (In thousands)
                                                       ------------------------------------   -------------------------------------
                                                                       Stock                                Stock
                                                          Shares    Compensation  Shares In    Shares    Compensation     Treasury
                                                          Issued       Trust       Treasury    Issued       Trust           Cost
                                                       ------------------------------------   -------------------------------------
Balances January 1, 1999............................    6,778,599     (571,690)  (1,828,035)  $ 12,564    $ (26,869)     $ (89,494)
Stock options exercised.............................                     4,060                      32          190
Treasury shares purchased...........................                                (91,263)                                (5,660)
                                                       ------------------------------------   -------------------------------------
Balances December 31, 1999..........................    6,778,599     (567,630)  (1,919,298)    12,596      (26,679)       (95,154)
Restricted stock awards (pre-split).................                    19,760                     318          929
Treasury shares purchased (pre-split)...............                                (74,616)                                (4,994)
Three-for-one stock split...........................   13,557,198   (1,095,740)  (3,987,828)
Restricted stock awards forfeited (post-split)......                                 (2,790)                                   (58)
Stock options exercised (post-split)................                     4,290                      21           67
Treasury shares purchased (post-split)..............                             (2,009,322)                               (49,954)
Treasury shares issued (post-split).................                              1,125,000      5,906                      21,094
                                                       ------------------------------------   -------------------------------------
Balances December 31, 2000..........................   20,335,797   (1,639,320)  (6,868,854)    18,841      (25,683)      (129,066)
Restricted stock awards.............................                       860                      12           13
Restricted stock awards forfeited...................                                 (3,900)                                   (80)
Stock options exercised.............................      147,254      223,087                   4,226        3,491
Tax benefit on exercise of stock options............                                             2,307
Treasury shares purchased...........................                                (94,197)                                (3,206)
                                                       ------------------------------------   -------------------------------------
Balances December 31, 2001..........................   20,483,051   (1,415,373)  (6,966,951)    25,386      (22,179)      (132,352)
                                                       ------------------------------------   -------------------------------------

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

                                                                 (In thousands)
                                                      ------------------------------------
                                                         2001          2000          1999
                                                      ------------------------------------
Net income.......................................     $ 31,631      $ 23,239      $ 15,134
Preferred stock dividends........................          (48)          (49)          (50)
                                                      ------------------------------------
Income available to common shareholders..........       31,583        23,190        15,084
                                                      ------------------------------------

Basic shares outstanding.........................       11,910        12,301        12,972
Stock options....................................          169            55            33
                                                      ------------------------------------
Diluted shares outstanding.......................       12,079        12,356        13,005
                                                      ------------------------------------
Antidilutive stock options.......................            0            18           108
                                                      ------------------------------------


28 2001 MSA Annual Report

Note 11--Short-Term Debt

   Short-term bank lines of credit amounted to $20,109,000 of which $17,942,000 was unused at December 31, 2001. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $2,167,000 and $1,288,000 at December 31, 2001 and 2000, respectively. The average month-end balance of total short-term borrowings during 2001 was $4,157,000 while the maximum month-end balance of $9,582,000 occurred at March 31, 2001. The average interest rate during 2001 was approximately 8% based upon total short-term interest expense divided by the average month-end balance outstanding, and 6% at year-end.

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

   During 2001, the principal U.S. and German non-contributory pension plans were amended to permit the payment of certain unfunded German benefits from assets of the U.S. plan. Under the terms of the amendments, the U.S. plan retroactively reimbursed the German company during 2001 for certain pension benefits paid in 1999 and 2000.

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

                                                                                    (In thousands)
                                                                  -----------------------------------------------
                                                                      Pension Benefits           Other Benefits
                                                                  ------------------------     ------------------
                                                                     2001          2000          2001      2000
                                                                  ------------------------     ------------------
Change in Benefit Obligations
   Benefit obligations at January 1.........................      $ 177,032      $ 186,886     $ 19,370  $ 18,546
   Service cost.............................................          4,645          4,358          502       409
   Interest cost............................................         12,393         12,537        1,488     1,390
   Employee contributions...................................            231            221
   Plan amendments..........................................                           621
   Actuarial losses.........................................         14,594          1,281        2,484       858
   Benefits paid............................................        (11,998)       (12,540)      (2,009)   (1,833)
   Curtailments.............................................           (167)          (332)
   Settlements..............................................         (1,245)       (12,460)
   Currency translation effects.............................         (1,882)        (3,540)
                                                                  ------------------------     ------------------
   Benefit obligations at December 31.......................        193,603        177,032       21,835    19,370
                                                                  ------------------------     ------------------
Change in Plan Assets
   Fair value of plan assets at January 1...................        324,824        341,250
   Actual return on plan assets.............................          5,383          9,921
   Employer contributions...................................          1,177          2,247           94        43
   Employee contributions...................................            231            221
   Benefits paid............................................        (11,998)       (12,540)      (2,009)   (1,833)
   Section 420 transfer to retiree medical plan.............         (1,915)        (1,790)       1,915     1,790
   Reimbursement of German benefits paid in 1999 and 2000...         (1,888)
   Settlements..............................................         (1,245)       (12,460)
   Currency translation effects.............................           (447)        (2,025)
                                                                  ------------------------     ------------------
   Fair value of plan assets at December 31.................        314,122        324,824
                                                                  ------------------------     ------------------
Funded Status
   Funded status at December 31.............................        120,519        147,792      (21,835)  (19,370)
   Unrecognized transition gains............................           (748)        (1,274)
   Unrecognized prior service cost..........................          1,488          1,806         (957)   (1,065)
   Unrecognized net actuarial (gains) losses................        (65,695)      (106,703)       6,833     4,726
                                                                  ------------------------     ------------------
   Prepaid (accrued) benefit cost...........................         55,564         41,621      (15,959)  (15,709)
                                                                  ------------------------     ------------------
Amounts Recognized in the Balance Sheet
   Prepaid benefit cost.....................................         92,437         78,157
   Accrued benefit liability................................        (38,987)       (37,954)     (15,959)  (15,709)
   Intangible asset.........................................            696            689
   Minimum pension liability adjustments....................          1,418            729
                                                                  ------------------------     ------------------
   Prepaid (accrued) benefit cost...........................         55,564         41,621      (15,959)  (15,709)
                                                                  ------------------------     ------------------

                                                      2001 MSA Annual Report  29

Notes to Consolidated Financial Statements
------------------------------------------

                                                                        (In thousands, except percents)
                                                                -------------------------------------------------
                                                                  Pension Benefits             Other Benefits
                                                                ---------------------      ----------------------
                                                                 2001          2000          2001         2000
                                                                ---------------------      ----------------------
Actuarial Assumptions at December 31
   Discount rate.............................................         7%           7%        7.5%         7.5%
   Expected return on plan assets............................         9%           9%
   Rate of compensation increases............................         4%           4%

Plans with Accumulated Benefit Obligations in Excess of
Plan Assets
   Projected benefit obligations.............................   $40,547     $ 39,761
   Accumulated benefit obligations...........................    37,759       38,329
   Plan assets...............................................         0            0

(In thousands)                                                 Pension Benefits                  Other Benefits
                                                       --------------------------------     ------------------------
Components of Net Periodic Benefit Cost (Credit)          2001        2000       1999         2001     2000   1999
                                                       --------------------------------     ------------------------
   Service cost......................................  $  4,645     $  4,358   $  5,426     $  502   $  409  $  437
   Interest cost.....................................    12,393       12,537     13,049      1,488    1,390   1,212
   Expected return on plan assets....................   (27,202)     (25,181)   (23,061)
   Amortization of transition asset..................      (597)        (624)      (703)
   Amortization of prior service cost................       300)         302        382       (108)    (108)     (8)
   Recognized net actuarial (gains) losses...........    (4,745)      (3,914)    (2,487)       377      310     278
   Settlement gain...................................                 (2,093)    (8,623)
   Curtailment loss (gain)...........................       244         (285)
   Termination benefits..............................                             5,842
                                                       --------------------------------     ------------------------
   Net periodic benefit cost (credit)................   (14,962)     (14,900)   (10,175)     2,259    2,001   1,919
                                                       --------------------------------     ------------------------

   For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2001, decreasing by .5% for each successive year to 4% in 2008 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1 million and $200,000, respectively.

   Expense for defined contribution pension plans was $2,739,000 in 2001, $2,619,000 in 2000, and $2,750,000 in 1999.

   At December 31, 2001, the U.S. defined benefit pension plan owned 1,072,500 shares (market value $43.1 million) of the company's common stock. During 2001, the pension plan received dividends of $601,200 on these shares.

Note 13--Acquisitions

   On February 1, 2001, the company acquired Surety Manufacturing and Testing, Ltd. (Surety), a leading provider of fall protection equipment and rescue systems, for $7.1 million. The acquisition was recorded using the purchase method of accounting. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values and included $5.6 million in goodwill, which is being amortized on a straight line basis over 20 years.

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

   The acquisition agreement for ISIG provides for additional consideration to be paid to the seller annually based on a defined calculation of gross profit from the sale of certain thermal imaging cameras in 2000 through 2003. Additional consideration is charged to goodwill when paid and amortization expense adjusted accordingly.

   The results of operations of Surety, ISIG and Cairns are included in the financial statements from their respective dates of acquisition.

   The following unaudited pro forma summary presents information as if Surety, ISIG and Cairns had been acquired at January 1, 1999:

(In thousands, except earnings per share)                2000       1999
                                                     ----------------------
Net sales.........................................    $ 516,537  $ 522,385
Net income........................................       23,721     15,794
Basic earnings per share..........................         1.92       1.21

   The pro forma amounts include certain adjustments, primarily to recognize goodwill amortization and interest expense, and do not recognize any benefits which may be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations of the combined companies.

Note 14--Leases

   The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Automobiles leased under capital lease arrangements are included in other noncurrent assets. Rent expense was $6,202,000 in 2001, $6,120,000 in 2000, and $5,813,000 in 1999.
Minimum rental commitments under noncancelable operating and capital leases are $2,974,000 in 2002, $2,175,000 in 2003, $1,315,000 in 2004, $699,000 in 2005,
$473,000 in 2006, and $3,254,000 after 2006.

30 2001 MSA Annual Report

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

   In November 1999, the company and Mine Safety Funding Corporation (MSF) entered into securitization agreements under which the company sells MSF, on a continuous basis, an undivided interest in eligible trade accounts receivable generated by the company, while maintaining a subordinated interest in a portion of the receivables. MSF is an unconsolidated wholly-owned, bankruptcy-remote subsidiary of the company. The company services the sold receivables for MSF at market rates and, accordingly, no servicing asset or liability has been recorded. MSF and the company have also entered into securitization agreements with financial institutions under which MSF may sell up to $30 million of accounts receivable to a multi-seller asset-backed commercial paper issuer.

   At December 31, 2001, accounts receivable of $65.0 million were owned by MSF. The company held a subordinated interest in these receivables of $39.3 million, of which $38.3 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $25.0 million at December 31, 2001. The company incurred net costs associated with the securitization facility of $2.3 million in 2001, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost is inclusive of $598,000 in bad debt expense borne by MSF during 2001.

   At December 31, 2000, accounts receivable of $53.2 million were owned by MSF. The company held a subordinated interest in these receivables of $31.5 million, of which $30.5 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $21.0 million at December 31, 2000. The company incurred net costs associated with the securitization facility of $1.9 million in 2000, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF.

   The key economic assumptions used to measure the retained interest at December 31, 2001 were a discount rate of 4.3% and an estimated life of 2.5 months. At December 31, 2001, an adverse change in the discount rate or estimated life of 10% and 20% would reduce the fair value of the retained interest by $55,000 and $110,000, respectively. The effect of hypothetical changes in fair value based on variations in assumptions should be used with caution and generally cannot be extrapolated. Additionally, the effect on the fair value of the retained interest of changing a particular assumption has been calculated without changing other assumptions. In reality, a change in one factor may result in changes in others.

Note 16--Change in Reporting Period

   Beginning in 1999, certain international affiliates which had been consolidated based on fiscal years ending November 30 changed to fiscal years ending December 31. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

                                                                (In thousands)
                                                                --------------
Net sales.....................................................     $ 11,290
Cost of products sold.........................................        8,629
Selling, general and administrative...........................        3,497
Depreciation and amortization.................................          372
Facilities consolidation and restructuring charges............          421
Other expenses, net...........................................          258
Income tax benefit............................................         (695)
                                                                   --------
Change in reporting period, net of tax........................       (1,192)

Note 17--Recently Issued Accounting Standards

   In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 141, Business Combinations, and FAS No.142, Goodwill and Other Intangible Assets. FAS No. 141, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets other than goodwill. There have been no material business combinations since June 30, 2001. The company does not expect the requirements of this statement to have a significant effect on its results or financial position. FAS No. 142, effective January 1, 2002, eliminates the periodic amortization of goodwill and instead requires an impairment review of goodwill balances at least annually. Goodwill amortization expense in 2001 was approximately $2.2 million. At December 31, 2001, MSA had goodwill of $33.7 million. Pursuant to FAS No. 142, MSA will test its goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of accounting change. MSA is currently evaluating the effect that adoption may have on its results of operations and financial position.

   In June 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations. FAS No. 143 addresses accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of such assets. The company will adopt FAS No. 143 as of January 1, 2003 and does not expect that the adoption of this statement will have a significant effect on its results or financial position.

   In August 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. The company will adopt FAS No. 144 effective January 1, 2002 and does not expect that the adoption of this statement will have a significant effect on its results or financial position.

                                                      2001 MSA Annual Report  31

   Notes to Consolidated Financial Statements

Note 18--Stock Plans

   The 1998 Management Share Incentive Plan permits the granting of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan, as amended April 1, 2001, provides for annual grants of stock options and restricted stock awards to eligible directors. As of December 31, 2001, there were 1,023,370 shares and 74,940 shares, respectively, reserved for future grants pursuant to these plans.

   THE COMPANY APPLIES ACCOUNTING PRINCIPLES BOARD OPINION 25 AND RELATED INTERPRETATIONS IN ACCOUNTING FOR THE PLANS. ACCORDINGLY, NO COMPENSATION COST IS RECOGNIZED FOR STOCK OPTION GRANTS. COMPENSATION COST FOR RESTRICTED STOCK AWARDS IS MEASURED BY THE MARKET VALUE OF THE SHARES WHEN AWARDED AND IS AMORTIZED BY CHARGES TO OPERATIONS OVER THE PERIOD THAT THE EMPLOYEE OR NON-EMPLOYEE DIRECTOR PROVIDES THE SERVICE.

   Restricted stock awards are granted without payment to the company in consideration of services to be performed in the ensuing four years for employees and three years for directors. Restricted stock awards of 860 shares, with a fair value of $29.20 per share, were granted in 2001. Restricted stock awards of 19,760 shares (pre-split) with a fair value of $63.06 per share, were granted in 2000. Restricted stock awards expense charged to operations was $437,000 in 2001, $547,000 in 2000, and $448,000 in 1999.

   Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). If compensation cost for stock option grants had been determined based on the fair value method provided in Statement of Financial Accounting Standards No. 123, proforma net income in 2001, 2000 and 1999 would have been $30,112,000, $21,775,000, and $14,609,000 and earnings per basic share would have been $2.52, $1.77, and $1.13, respectively. The fair value of the options granted was estimated at the grant date using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2001, 2000, and 1999, respectively: risk-free interest rate of 5.2%, 7.0%, and 5.1%; dividend yield of 2.1%, 2.3%, and 2.0%; expected option life of 9.9 years, 9.8 years, and 9.7 years; and expected volatility factor of 23%, 19%, and 19%.

   A summary of stock option activity under the two plans, adjusted to reflect the three-for-one stock split in May 2000, follows:

                                                     2001                          2000                           1999
                                        --------------------------------------------------------------------------------------------
                                                     Weighted-Average              Weighted-Average               Weighted-Average
                                           Shares     Exercise Price     Shares     Exercise Price    Shares       Exercise Price
                                        --------------------------------------------------------------------------------------------
Outstanding at beginning of year......    544,794        $ 20.08         305,379       $ 19.24        215,715          $ 18.25
Granted...............................    244,344          25.38         267,120         21.11        101,844            21.24
Exercised.............................   (370,341)         20.84          (4,290)        20.56        (12,180)           18.30
Forfeited.............................     (5,310)         18.79         (23,415)        19.30
                                        --------------------------------------------------------------------------------------------
Outstanding at end of year............    413,487          22.55         544,794         20.08        305,379            19.24
                                        --------------------------------------------------------------------------------------------

Options exercisable at year-end.......    413,487                        544,794                      305,379
                                        --------------------------------------------------------------------------------------------

   The weighted average remaining contractual life of all options outstanding at December 31, 2001 was approximately 7.8 years. The weighted average remaining contractual life by exercise price range is summarized as follows:

   Exercise prices of $13.38 to $19.00 - 3.4 years
   Exercise prices of $20.19 to $23.88 - 7.2 years
   Exercise prices of $25.21 to $29.20 - 9.2 years

Note 19--Quarterly Financial Information (Unaudited)
   (In thousands, except earnings per share)

                                                    2001                                                2000
                             -------------------------------------------------   --------------------------------------------------
                                                  Quarters                                            Quarters
                             -------------------------------------------------   --------------------------------------------------
                                1st        2nd      3rd         4th      Year       1st        2nd        3rd        4th      Year
                             -------------------------------------------------   --------------------------------------------------
Net sales                    $133,595   $134,781 $137,079    $137,401 $542,856   $129,236   $121,683  $ 119,745   $129,703 $500,367
Gross profit                   53,152     53,010   53,140      57,892  217,194     50,387     43,305     42,939     50,457  187,088
Net income                      7,847      6,974    7,793       9,017   31,631      7,459      2,826      3,920      9,034   23,239
                             -------------------------------------------------   --------------------------------------------------
Basic earnings per share          .66        .59      .65         .75     2.65        .58        .22        .33        .76     1.89
                             -------------------------------------------------   --------------------------------------------------
Diluted earnings per share        .66        .58      .64         .73     2.61        .58        .22        .33        .76     1.88
                             -------------------------------------------------   --------------------------------------------------


   Earnings per share information has been adjusted to reflect the three-for-one stock split in May 2000.

32 2001 MSA Annual Report

Summary of Selected Financial Data
--------------------------------------------------------------------------------

Summary of Operations                                              2001         2000        1999       1998        1997
(In thousands, except as noted)

Net sales                                                       $ 542,856     $500,367    $497,908   $ 500,193   $ 503,191
--------------------------------------------------------------------------------------------------------------------------
Other income                                                        2,810        2,466       3,824       6,026       6,802
--------------------------------------------------------------------------------------------------------------------------
Cost of products sold (see note below)                            325,662      313,279     318,174     315,761     306,280
--------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative (see note below)              131,102      124,456     129,478     135,258     139,256
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                      26,471       24,557      23,356      22,398      23,233
--------------------------------------------------------------------------------------------------------------------------
Interest expense                                                    6,061        4,502       4,273       3,258       2,781
--------------------------------------------------------------------------------------------------------------------------
Currency exchange losses (gains)                                    1,197         (444)       (694)        315          40
--------------------------------------------------------------------------------------------------------------------------
Facilities consolidation and restructuring charges                  2,287        2,433       3,960       1,021       2,164
--------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                         21,255       10,811       6,859       9,933      14,385
--------------------------------------------------------------------------------------------------------------------------
Income before change in reporting period                           31,631       23,239      16,326      18,275      21,854
--------------------------------------------------------------------------------------------------------------------------
Change in reporting period, net of tax                                                      (1,192)
--------------------------------------------------------------------------------------------------------------------------
Net Income                                                         31,631       23,239      15,134      18,275      21,854
--------------------------------------------------------------------------------------------------------------------------
   Basic per common share (in dollars)                               2.65         1.89        1.16        1.37        1.60
--------------------------------------------------------------------------------------------------------------------------
   Diluted per common share (in dollars)                             2.61         1.88        1.16        1.37        1.60
--------------------------------------------------------------------------------------------------------------------------
Dividends paid per common share (in dollars)                          .54          .47         .44         .44         .41
--------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding--basic        11,910       12,301      12,972      13,290      13,608
--------------------------------------------------------------------------------------------------------------------------

Year-End Position
--------------------------------------------------------------------------------------------------------------------------
Working capital                                                 $ 135,186     $114,175    $123,085   $ 119,203   $ 116,373
--------------------------------------------------------------------------------------------------------------------------
Working capital ratio                                                 2.6          2.3         2.5         2.1         2.1
--------------------------------------------------------------------------------------------------------------------------
Net property                                                      152,968      159,586     163,509     164,561     157,957
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                      520,698      489,683     451,741     457,721     437,153
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                     67,381       71,806      36,550      11,919      12,270
--------------------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                       252,451      225,382     241,374     241,743     240,004
--------------------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                                20.86        19.06       18.75       18.40       17.95
--------------------------------------------------------------------------------------------------------------------------
Market capitalization                                             485,844      297,169     274,624     310,904     291,858
--------------------------------------------------------------------------------------------------------------------------

Note:
Noncash pension income, pre-tax                                 $  14,962     $ 14,900    $ 10,175   $  10,344   $  10,881

Cost of products sold and selling, general and administrative expenses include noncash pension income.

                                                      2001 MSA Annual Report  33