Form 10-K, Exhibit 13
period 2002-12-31
MINE SAFETY APPLIANCES CO
filed 2003-03-28
CIK 66570

                                                                      Exhibit 13

Management's Discussion and Analysis

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

     Factors that may materially affect financial condition and future results include: global economic conditions; the impact of unforeseen economic and political changes, including the threat of terrorism and its potential consequences; the timely and successful introduction of new products; the availability of funding in the fire service and homeland security markets; fluctuations in the cost and availability of key materials and components; the company's ability to generate sufficient cash flow to support capital expenditures, debt repayment, and general operating activities; the company's ability to achieve sales and earnings forecasts; the company's ability to successfully integrate acquisitions and complete divestitures; and interest and currency exchange rates.

     The foregoing list of important factors is not exclusive. The company undertakes no obligation to publicly update or revise its forward-looking statements.

Critical Accounting Policies and Estimates

     MSA prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires MSA to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. MSA bases its estimates and judgements on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. MSA evaluates these estimates and judgements on an on-going basis. Actual results may differ from these estimates and judgements.

     MSA believes the following critical accounting policies affect its more significant estimates and judgements used in the preparation of the financial statements. MSA recognizes revenue from the sale of products when title, ownership, and risk of loss pass to the customers. Amounts billed to customers for shipping and handling are included in net sales. MSA records estimated reductions to sales for customer programs including volume-based incentives. If market conditions were to change, the amounts due to customers under these programs could differ from the recorded estimates. MSA maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of MSA's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. MSA provides for the estimated cost of product warranties at the time that sales are recognized. While MSA has extensive product quality programs and processes, the company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from MSA's estimates, revisions to the estimated warranty liability would be required. MSA maintains reserves covering the uninsured portion of product liability claims. These reserves are based on management's evaluation of known claims and actuarial valuations. Should actual claims be greater than MSA's estimates, additional product liability charges could be required. MSA writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions were less favorable than those projected by management, additional inventory write-downs could be required. MSA records an estimated income tax liability based on management's best judgement of the amounts likely to be paid in the various tax jurisdictions in which it operates. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded. Actuarial assumptions have a significant impact on the determination of net periodic pension costs and credits. If actual experience differs from these assumptions, future net periodic pension costs and credits could be adversely affected.

     Significant accounting policies are described in note 1 to the consolidated financial statements.

14 MSA

Results of Operations

     Corporate initiatives - MSA's performance in recent years is the result of a number of ongoing initiatives intended to improve competitive position and profitability through the development of key new products, increased focus on core safety products business competencies, selective entry into emerging geographic markets, and continuing emphasis on operating cost control.

     During the second quarter of 2002, MSA acquired CGF Gallet, of Lyon, France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The Gallet acquisition reflects MSA's ongoing strategy of identifying and making targeted acquisitions in focused product and geographic markets. The Gallet product line complements MSA's established line of fire service products and provides the company with opportunities in other areas where Gallet is strong - such as in the law enforcement, military, and aviation markets. Gallet is being integrated into MSA's operations and its products are being marketed under the MSA Gallet name.

     In November, the company announced its decision to explore strategic options regarding the future operations of Callery Chemical, a division that develops, manufactures, and sells alkali metal strong bases and borane chemicals. These specialty chemicals are used in pharmaceuticals, agricultural chemicals, plastics, and a number of other applications. Current discussions with potential purchasers could result in the division being sold for a gain during 2003. The divestiture of the specialty chemical business will better position the company to focus on its core safety products business. The results of the division and the assets expected to be sold have been reported as discontinued operations and assets held for sale in the accompanying financial statements.

     Making it easy for customers to do business with us has always been a priority at MSA. This commitment is evident in our award-winning Pittsburgh based customer service center which gives customers in the U.S. and Canada access to knowledgeable and responsive one-stop-shopping. To further enhance our interface with our distributor partners and end-users worldwide, MSA recently introduced new e-business capabilities. Through our ePartner website, our distributor partners in North America and Europe can access the MSA product catalog, check product availability, view order and account status, configure assemble-to-order products, and enter orders.

     2002 versus 2001 - Sales for 2002 were $564.4 million, an increase of $54.7 million, or 11%, from $509.7 million in 2001.

     Sales by North American operations were $369.7 million in 2002, an increase of $26.1 million, or 8%, from $343.6 million in 2001. The sales improvement occurred in the United States and is largely related to higher shipments of gas masks to the military and homeland security markets. Sales to the fire service market were relatively flat year-to-year with increased shipments of self-contained breathing apparatus being offset by lower shipments of thermal imaging cameras. Thermal imaging camera sales are dependent on the level of federal government funding provided to local fire departments. During 2002 much of this funding was diverted to meeting homeland security requirements. Sales of instruments and fall protection equipment were slightly lower in 2002, reflecting sluggishness in industrial markets.

     Sales by European operations were $122.4 million in 2002, an increase of $28.2 million, or 30%, from $94.2 million in 2001. A significant portion of the improvement was due to the acquisition of Gallet Helmets during the second quarter. European sales also benefited from strong shipments of escape breathing devices for use in the merchant marine fleet. When stated in U.S. dollars, European sales also benefited from the currency translation effects of a strong Euro.

     Sales by International operations were $72.2 million in 2002 compared to $71.7 million in 2001, an increase of $471,000, or 1%. Local currency sales growth of approximately 7% was offset by unfavorable currency translation effects when stated in U.S. dollars. Local currency sales growth was achieved in Africa, Brazil, and Australia.

     Gross profit for 2002 was $212.8 million, an increase of $12.7 million, or 6%, from $200.1 million in 2001. The ratio of gross profit to sales was 37.7% in 2002 compared to 39.2% in 2001. The lower gross profit percentage is largely related to sales mix changes and somewhat lower gross margins in North American industrial markets.

     Research and development expenses, which are included in cost of products sold, were $20.4 million in 2002, an increase of $3.7 million, or 22%, from $16.7 million in 2001. These expenses relate to safety products equipment research and development activities primarily in the U.S. and Europe. The increase reflects higher research and development costs in the U.S. and in Europe due to the acquisition of Gallet.

     Selling, general and administrative expenses increased $10.8 million, or 8% to $140.9 million in 2002, but decreased as a percent of sales to 25.0% in 2002 compared to 25.5% in 2001. The increase in selling, general and administrative expenses occurred in North America and Europe and reflects costs associated with higher sales volumes, higher insurance costs, and the acquisition of Gallet.

                                                           2002 Annual Report 15

Management's Discussion and Analysis

     Depreciation and amortization expense was $21.5 million in 2002, a decrease of $1.1 million, or 5%, from $22.6 million in 2001. As required by FAS No. 142, goodwill amortization was discontinued at the beginning of 2002. Goodwill amortization expense was $2.2 million in 2001. The decrease associated with the absence of goodwill amortization in 2002 was partially offset by the inclusion of Gallet depreciation and regular asset additions.

     Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 6, pension credits, combined with pension costs, resulted in net pension credits of $13.1 million in 2002 and $15.0 million in 2001. The current recognition of pension income is primarily the result of the exceptional investment performance of the U.S. pension fund over the past ten years. During that period, the investment performance of the MSA Noncontributory Pension Fund has ranked among the top 10% of all U.S. pension funds. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

     Interest expense in 2002 was $4.8 million compared to $5.3 million in 2001. The decrease relates to reductions in long term debt and average short term borrowings.

     Currency exchange gains of $191,000 were recorded in 2002 compared to a loss of $1.2 million in 2001. The favorable swing was primarily due to the strengthening of the Euro during 2002. The most significant losses from currency valuation changes in 2001 related to the strengthening of the U.S. dollar against the Canadian dollar.

     Other income, for which further information is included in note 14, was $2.3 million in 2002 compared to $2.8 million in 2001.

     The effective income tax rate for continuing operations, for which further information is included in note 3, was 35.1% in 2002 and 40.7% in 2001. The effective tax rate in 2002 was lower than in 2001 due to favorable tax effects associated with the charitable donation of property and adjustments to prior year tax provisions, net of valuation allowances taken on deferred tax assets. The 2001 effective tax rate included the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries.

     Net income from continuing operations was $31.2 million in 2002, an increase of $5.4 million, or 21%, over 2001 net income from continuing operations of $25.9 million. Continuing operations basic earnings per share of common stock improved to $2.56 in 2002 compared to $2.17 in 2001.

     Income from discontinued operations, for which further information is included in note 17, was $3.9 million in 2002, a decrease of $1.9 million, or 33%, from $5.8 million in 2001. The decrease reflects lower sales and gross margin percentages in 2002.

     Net income for 2002 was $35.1 million, an increase of $3.5 million, or 11%, over 2001 net income of $31.6 million. Basic earnings per share of common stock improved to $2.88 in 2002 compared to $2.65 in 2001.

     2001 versus 2000 - Sales for 2001 were $509.7 million, an increase of $41.4 million, or 9%, from $468.3 million in 2000.

     Sales by North American operations were $343.6 million in 2001, an increase of $47.8 million, or 16%, from $295.8 million in 2000. Approximately half of the sales increase was related to shipments of self-contained breathing apparatus, thermal imaging cameras and fire helmets to the fire service market. Gas mask and respirator sales increased throughout the year, but spiked late in the year in response to the September 11 disasters. Rescue and recovery efforts and heightened emphasis on domestic preparedness and homeland security increased demand for these products. Sales of fall protection equipment also grew in 2001, primarily due to the acquisition of Surety Manufacturing and Testing, Ltd. during the first quarter. Instrument sales were also higher during 2001, particularly in permanent instruments, reflecting market acceptance of the Ultima and other new products.

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

     Sales by International operations were $71.7 million in 2001 compared to $73.2 million in 2000, a decrease of $1.5 million, or 2%. Local currency sales growth of approximately 12% was offset by unfavorable currency translation effects when stated in U.S. dollars. Substantial local currency sales growth was achieved in Brazil.

16 MSA

     Gross profit for 2001 was $200.1 million, an increase of $25.8 million, or 15%, from $174.3 million in 2000. The ratio of gross profit to sales was 39.2% in 2001 compared to 37.2% in 2000. The improved gross profit percentage accounts for almost half of the increase in gross profit dollars. The higher gross profit percentage reflects improvements in production efficiency and inventory management in North America and Europe.

     Research and development expenses, which are included in cost of products sold, were $16.7 million in 2001, an increase of $752,000, or 5%, from $16.0 million in 2000. These expenses related to safety products equipment research and development activities primarily in the U.S. and Germany.

     Depreciation, selling and administrative expenses increased $6.9 million, or 7%, to $152.7 million in 2001, but decreased as a percent of sales to 30.0% in 2001 compared to 31.1% in 2000. The increase in depreciation, selling and administrative expenses occurred in North America and reflects costs associated with higher sales volumes and a full year's amortization of goodwill related to mid-2000 acquisitions. Depreciation, selling and administrative expenses at international operations were generally flat year-to-year.

     Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs and credits. As described in note 6, pension credits, combined with pension costs, resulted in net pension credits of $15.0 million in 2001 and $14.9 million in 2000. Net pension credits in 2000 included credits of $2.4 million related to settlement and curtailment gains in Canada and Britain.

     Interest expense in 2001 was $5.3 million compared to $4.0 million in 2000. The increase relates to a full year's interest expense on additional borrowings made during 2000 to finance acquisitions and common share repurchases by the company.

     Currency exchange losses of $1.2 million were incurred in 2001 compared to a gain of $444,000 in 2000. The unfavorable swing was primarily related to the strengthening of the U.S. dollar against the Canadian dollar. The most significant gains from currency valuation changes in 2000 occurred in Mexico.

     Other income, for which further information is included in note 14, was $2.8 million in 2001 compared to $2.4 million in 2000.

     The effective income tax rate for continuing operations, for which further information is included in note 3, was 40.7% in 2001 and 31.1% in 2000. The effective rate in 2001 was higher than the U.S. statutory income tax rate primarily due to the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries. The lower rate in 2000 was primarily due to operating losses in Germany and adjustments to prior year foreign sales corporation tax benefits in the U.S.

     Net income from continuing operations for 2001 was $25.9 million, an increase of $7.0 million, or 37%, over 2000 net income of $18.9 million. Continuing operations basic earnings per share of common stock improved to $2.17 in 2001 compared to $1.54 in 2000.

     Income from discontinued operations, for which further information is included in note 17, was $5.8 million in 2001, an increase of $1.4 million, or 32%, from $4.4 million in 2000. The increase was primarily due to stronger gross margins in 2001.

     Net income for 2001 was $31.6 million, an increase of $8.4 million, or 36%, over 2000 net income of $23.2 million. Basic earnings per share of common stock improved to $2.65 in 2001 compared to $1.89 in 2000.

Liquidity and Financial Condition

     Continuing operations provided cash of $42.9 million in 2002 compared to providing $20.2 million in 2001. The increase was related to higher net income and favorable changes in operating assets and liabilities. In 2002, increases in receivables used cash of $3.0 million compared to using $16.8 million in 2001. Reductions in inventory provided $5.5 million of cash in 2002 compared to increases in inventory using $10.7 million in 2001. Trade receivables related to continuing operations were $58.6 million at December 31, 2002. Trade receivables for continuing operations expressed in number of days sales outstanding was 38 days at December 31, 2002, compared to 36 days at the end of 2001. Other receivables were $35.5 million at December 31, 2002 and $38.3 million at December 31, 2001, representing the company's retained interest in securitized receivables. Inventories of continuing operations were $76.7 million at December 31, 2002. Inventories of continuing operations measured against sales turned 7.4 times in 2002 and 7.3 times in 2001. Cash provided by continuing operations in 2001 was $24.9 million lower than in 2000. Net income for 2001 was higher than in 2000, however, cash flow in 2000 benefited from significant reductions in receivables and inventories.

     Cash provided by discontinued operations in 2002 was $1.2 million lower than in 2001. The decrease is primarily due to lower income. Cash provided by discontinued operations in 2001 was $4.2 million higher than in 2000, reflecting higher income.

                                                           2002 Annual Report 17

Management's Discussion and Analysis

     Investing activities used cash of $34.0 million in 2002 compared to using $20.1 million in 2001. The increase in cash used for investing activities was primarily related to higher spending on acquisitions and lower cash received on property disposals. In 2002, net cash of approximately $14.5 million was used for the acquisition of CGF Gallet. In 2001, cash was used for the acquisition of Surety Manufacturing and Testing, Ltd. Property disposals provided cash of $649,000 in 2002 compared to providing $6.7 million in 2001, which included cash received on sales of property in Europe. Cash used for investing activities in 2001 was $22.4 million lower than in 2000, primarily due to lower spending on acquisitions. In 2000, $29.5 million of cash was used for the acquisitions of CairnsHelmets and ISI Group, Inc. Capital expenditures of $19.9 million in 2002, $20.0 million in 2001 and $16.1 million in 2000 were primarily related to purchases of new or replacement tooling and production equipment.

     Financing activities used cash of $7.1 million in 2002 compared to using $6.3 million in 2001. The increased use of cash for financing activities reflects higher dividend payments and lower net proceeds from company stock sales and repurchases. Financing activities used cash of $6.3 million in 2001 compared to providing $4.1 million in 2000. In 2000, the company issued $40.0 million of private placement debt which was partially used to finance acquisitions and common stock repurchases. Dividends paid on common stock during 2002 (the 85th consecutive year of dividend payment) were 65 cents per share. Dividends paid per share in 2001 and 2000 were 54 cents and 47 cents, respectively. As of December 31, 2002, an additional 43,274 shares of common stock may be repurchased under current authorizations.

     The average amount of short term debt outstanding during 2002 and 2001 was $3.1 million and $4.2 million, respectively. Credit available with financial institutions at December 31, 2002 was the U.S. dollar equivalent of $18.7 million, of which $9.6 million was unused. Long-term debt, including the current portion, at December 31, 2002 was $69.3 million, or 19.3% of total capital. Total capital is defined as long-term debt plus the current portion of long-term debt and shareholders' equity.

     Outstanding indebtedness at December 31, 2002 and 2001 was as follows:

(In thousands)                                   2002      2001
                                               --------   -------
Bank lines of credit .......................   $  9,096   $ 2,167
Industrial development debt ................     10,750    10,750
Senior notes ...............................     56,000    60,000
Other ......................................      2,564       906
                                               --------   -------
                                                 78,410    73,823
Current portion ............................    (14,060)   (6,442)
                                               --------   -------
                                                 64,350    67,381

Accounts Receivable Securitization

     As described in note 10, the company sells eligible trade accounts receivable to Mine Safety Funding Corporation (MSF), an unconsolidated wholly-owned subsidiary. MSF was established in November 1999 to provide the company with an inexpensive and reliable source of financing to replace borrowings under short term lines of credit. Under accounting principles generally accepted in the United States of America, MSF is not consolidated with MSA because legally it is a bankruptcy remote entity. In the event that MSA declared bankruptcy all cash collections on trade receivables owned by MSF would first be used to satisfy MSF's borrowings before any remaining proceeds could be returned to MSA. This arrangement permits MSF to borrow at advantageous interest rates using its portfolio of trade receivables as security. As a result of the securitization agreement, $29.0 million of accounts receivable and short-term debt has been removed from the company's December 31, 2002 balance sheet. At December 31, 2001, $25.0 million of accounts receivable and short-term debt were removed from the company's balance sheet under this arrangement.

Cumulative Translation Adjustments

     The year-end position of the U.S. dollar relative to international currencies resulted in translation gains of $5.8 million being credited to the cumulative translation adjustments shareholders' equity account in 2002, compared to losses of $4.9 million in 2001 and $5.9 million in 2000. Translation gains in 2002 occurred primarily in Europe and reflect the significant strengthening of the Euro. These gains were partially offset by losses in South America. Translation losses in 2001 occurred primarily in South Africa, Brazil, Chile and most European countries. The losses in 2000 occurred primarily in Australia, South Africa, Britain, Canada, and Germany.

Contractual Cash Obligations

     The company is obligated to make future payments under various contracts such as debt and lease agreements. Significant contractual cash obligations of MSA as of December 31, 2002 were as follows:

(In thousands) ....    Total     2003     2004     2005     2006    2007   Thereafter
                      -------   ------   ------   ------   ------   ----   ----------
Long-term debt ....   $69,314   $4,964   $4,679   $4,557   $8,140   $ 87    $46,887
Operating leases ..     9,508    2,583    1,903    1,293      835    645      2,249
                      -------   ------   ------   ------   ------   ----    -------
                       78,822    7,547    6,582    5,850    8,975    732     49,136

18 MSA

Financial Instrument Market Risk

     Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates.

     Currency exchange rate sensitivity - By the very nature of its global operations, the company's cash flow and earnings are subject to fluctuations due to exchange rate changes. Because the company operates in a number of locations around the world, currency exchange risk is well diversified. When appropriate, the company may attempt to limit its exposure to changes in currency exchange rates through both operational and financial market actions. These actions may include contracts and other actions designed to hedge existing exposures by essentially creating offsetting currency exposures. At December 31, 2002 and 2001 contracts for the purpose of hedging currency were not significant.

     Interest rate sensitivity - The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, the fair values of these financial instruments approximate cost at December 31, 2002 and 2001. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.2 million. However, the company's sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Related Party Transactions

     Transactions with related parties are made at negotiated prices and were not material to the financial position or results of operations of MSA at December 31, 2002.

Recently Issued Accounting Standards

     FAS 143, Accounting for Asset Retirement Obligations, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The company does not expect that the adoption of this statement, which is effective January 1, 2003, will have a significant effect on its results or financial position.

     FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, requires that costs associated with exit or disposal activities be recognized when the liability is incurred rather than at the date of commitment to an exit or disposal plan. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

     FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and requires the recognition of a liability at fair value by the guarantor at the inception of a guarantee. The disclosure requirements are effective as of December 31, 2002. The initial measurement and recognition provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect that the adoption of this interpretation will have a significant effect on its financial statements.

Common Stock

     At December 31, 2002, there were 12,207,029 shares of common stock outstanding. There were approximately 1,000 identifiable common stockholders on November 22, 2002, a recent date for dividends. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations and cash dividend information for common shares follow:

                2002              2001
          ---------------------------------
Quarter    High      Low     High      Low
-------------------------------------------
First     $43.20   $35.35   $25.65   $22.00
Second     50.50    35.00    34.25    25.45
Third      40.75    31.90    47.92    30.35
Fourth     39.25    27.40    51.90    32.10

           Dividend      Record          Payment
Quarter   Per Share       Date             Date
---------------------------------------------------
                           2002
          -----------------------------------------
First          $.14   Feb. 22, 2002   Mar. 10, 2002
Second          .17   May  17, 2002   Jun. 10, 2002
Third           .17   Aug. 26, 2002   Sep. 10, 2002
Fourth          .17   Nov. 22, 2002   Dec. 10, 2002
               ----
Total           .65
               ----
                           2001
          -----------------------------------------
First          $.12   Feb. 23, 2001   Mar. 10, 2001
Second          .14   May  14, 2001   Jun.  8, 2001
Third           .14   Aug. 24, 2001   Sep. 10, 2001
Fourth          .14   Nov. 23, 2001   Dec. 10, 2001
               ----
Total           .54
               ----

The company's stock transfer agent is Wells Fargo Shareowner Services, 161 North Concord Exchange, P. O. Box 738, South St. Paul, MN 55075-0738.

                                                           2002 Annual Report 19

Responsibility Statements

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

Report of Independent Accountants

     To the Shareholders and Board of Directors of Mine Safety Appliances
Company:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in retained earnings and accumulated other comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 17, the Company has met the requirements under Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" to classify the results of its Callery Chemical Division as a discontinued operation and the assets as held for sale.


/s/ Dennis L. Zeitler                         /s/ PricewaterhouseCoopers LLP
---------------------------------             ----------------------------------
Dennis L. Zeitler                             PricewaterhouseCoopers LLP
Vice President                                Pittsburgh, Pennsylvania
Chief Financial Officer                       February 21, 2003
and Treasurer

20 MSA

Consolidated Statement of Income

(In thousands, except per share amounts)

Year Ended December 31                                       2002       2001       2000
----------------------                                     --------   --------   --------
Net sales ..............................................   $564,426   $509,736   $468,307
Other income ...........................................      2,271      2,776      2,444
                                                           --------   --------   --------
                                                            566,697    512,512    470,751
                                                           --------   --------   --------
Costs and expenses
   Cost of products sold ...............................    351,587    309,680    293,960
   Selling, general and administrative .................    140,924    130,092    124,840
   Depreciation and amortization .......................     21,525     22,590     20,936
   Interest ............................................      4,769      5,349      4,040
   Currency exchange (gains) losses ....................       (191)     1,197       (444)
                                                           --------   --------   --------
                                                            518,614    468,908    443,332
                                                           --------   --------   --------
Income from continuing operations before income taxes...     48,083     43,604     27,419
Provision for income taxes .............................     16,870     17,753      8,531
                                                           --------   --------   --------
Net income from continuing operations ..................     31,213     25,851     18,888
Net income from discontinued operations ................      3,864      5,780      4,351
                                                           --------   --------   --------
Net income .............................................   $ 35,077   $ 31,631   $ 23,239
                                                           ========   ========   ========

Basic earnings per common share:
   Continuing operations ...............................   $   2.56   $   2.17   $   1.54
   Discontinued operations .............................        .32        .48        .35
                                                           --------   --------   --------
   Net income ..........................................   $   2.88   $   2.65   $   1.89
                                                           ========   ========   ========

Diluted earnings per common share:
   Continuing operations ...............................   $   2.54   $   2.13   $   1.53
   Discontinued operations .............................        .31        .48        .35
                                                           --------   --------   --------
   Net income ..........................................   $   2.85   $   2.61   $   1.88
                                                           ========   ========   ========

See notes to consolidated financial statements.

                                                           2002 Annual Report 21

Consolidated Balance Sheet

(In thousands, except share amounts)

December 31                                                                                             2002        2001
                                                                                                     ---------   ---------
Assets
Current Assets        Cash and cash equivalents ..................................................   $  36,477   $  26,701
                      Trade receivables, less allowance for doubtful accounts of $4,134
                         and $2,956 ..............................................................      58,648      50,704
                      Other receivables ..........................................................      35,456      38,325
                      Inventories ................................................................      76,748      77,874
                      Deferred tax assets ........................................................      20,396      13,633
                      Prepaid expenses and other current assets ..................................      10,157      10,449
                      Assets held for sale .......................................................      45,062
                                                                                                     ---------   ---------
                      Total current assets .......................................................     282,944     217,686
                                                                                                     ---------   ---------
Property              Land .......................................................................       4,800       4,661
                      Buildings ..................................................................      87,333     102,555
                      Machinery and equipment ....................................................     250,797     272,284
                      Construction in progress ...................................................       5,580       8,289
                                                                                                     ---------   ---------
                      Total ......................................................................     348,510     387,789
                      Less accumulated depreciation ..............................................    (222,905)   (236,128)
                                                                                                     ---------   ---------
                      Net property ...............................................................     125,605     151,661
Other Assets          Prepaid pension cost .......................................................     107,338      92,437
                      Deferred tax assets ........................................................       7,800      12,694
                      Goodwill ...................................................................      42,963      33,722
                      Other noncurrent assets ....................................................      13,115      12,498
                                                                                                     ---------   ---------
                      Total ......................................................................   $ 579,765   $ 520,698
                                                                                                     =========   =========

Liabilities
Current Liabilities   Notes payable and current portion of long-term debt ........................   $  14,060   $   6,442
                      Accounts payable ...........................................................      30,979      24,751
                      Employees' compensation ....................................................      16,216      14,368
                      Insurance ..................................................................       8,899       9,267
                      Taxes on income ............................................................       3,748       4,812
                      Other current liabilities ..................................................      25,798      22,860
                                                                                                     ---------   ---------
                      Total current liabilities ..................................................      99,700      82,500
                                                                                                     ---------   ---------
Long-Term Debt        ............................................................................      64,350      67,381
                                                                                                     ---------   ---------
Other Liabilities     Pensions and other employee benefits .......................................      61,198      55,428
                      Deferred tax liabilities ...................................................      61,402      56,053
                      Other noncurrent liabilities ...............................................       4,053       5,832
                                                                                                     ---------   ---------
                      Total other liabilities ....................................................     126,653     117,313
                                                                                                     =========   =========

Shareholders' Equity
                      Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50) .....       3,569       3,569
                      Common stock, no par value (shares outstanding:
                         2002--12,207,029 2001--12,100,727) ......................................      28,626      25,386
                      Stock compensation trust ...................................................     (21,697)    (22,179)
                      Treasury shares, at cost ...................................................    (134,827)   (133,981)
                      Deferred stock compensation ................................................        (801)       (652)
                      Accumulated other comprehensive income .....................................     (20,501)    (26,216)
                      Earnings retained in the business ..........................................     434,693     407,577
                                                                                                     ---------   ---------
                      Total shareholders' equity .................................................     289,062     253,504
                                                                                                     ---------   ---------
                      Total ......................................................................   $ 579,765   $ 520,698
                                                                                                     =========   =========

                                 See notes to consolidated financial statements.

22 MSA

Consolidated Statement of Cash Flows

(In thousands)
Year Ended December 31

                                                         2002       2001       2000
                                                       --------   --------   --------
Operating Activities
   Net income ......................................   $ 35,077   $ 31,631   $ 23,239
   Depreciation and amortization ...................     21,525     22,590     20,936
   Pensions ........................................    (13,125)   (14,962)   (14,900)
   Net gain on sale of investments and assets ......        (35)    (1,764)    (2,136)
   Deferred income taxes ...........................      4,765      9,259      3,432
   Net income from discontinued operations .........     (3,864)    (5,780)    (4,351)
   Receivables and other receivables ...............     (3,008)   (16,846)     5,309
   Inventories .....................................      5,518    (10,716)     6,683
   Accounts payable and accrued liabilities ........     (3,616)    (2,955)     5,476
   Other assets and liabilities ....................     (1,775)     4,132        237
   Other--including currency exchange adjustments ..      1,457      5,561      1,114
                                                       --------   --------   --------
   Cash Flow From Continuing Operations ............     42,919     20,150     45,039
   Cash Flow From Discontinued Operations ..........      6,412      7,635      3,439
                                                       --------   --------   --------
   Cash Flow From Operating Activities .............     49,331     27,785     48,478
                                                       --------   --------   --------
Investing Activities
   Property additions ..............................    (19,946)   (19,987)   (16,067)
   Property disposals ..............................        649      6,685      3,428
   Acquisitions, net of cash acquired, and
      other investing ..............................    (14,668)    (6,765)   (29,796)
                                                       --------   --------   --------
   Cash Flow From Investing Activities .............    (33,965)   (20,067)   (42,435)
                                                       --------   --------   --------
Financing Activities
   Additions to long-term debt .....................        677         12     40,720
   Reductions of long-term debt ....................     (7,089)    (5,259)      (640)
   Changes in notes payable and short-term debt ....      5,578      1,150     (2,276)
   Cash dividends ..................................     (7,961)    (6,480)    (5,881)
   Company stock purchases .........................       (846)    (3,227)   (54,948)
   Company stock sales .............................      2,508      7,477     27,088
                                                       --------   --------   --------
   Cash Flow From Financing Activities .............     (7,133)    (6,327)     4,063
                                                       --------   --------   --------
Effect of exchange rate changes on cash ............      1,543     (1,231)      (673)
                                                       --------   --------   --------
Increase in cash and cash equivalents ..............      9,776        160      9,433
Beginning cash and cash equivalents ................     26,701     26,541     17,108
                                                       --------   --------   --------
Ending cash and cash equivalents ...................   $ 36,477   $ 26,701   $ 26,541
                                                       --------   --------   --------
Supplemental cash flow information:
   Interest payments ...............................   $  5,890   $  6,566   $  3,419
   Income tax payments .............................     18,546      9,765      6,789

Noncash investing activity:
   Investment sold for other current assets ........                            1,334

See notes to consolidated financial statements.

                                                           2002 Annual Report 23

Consolidated Statement of Changes in Retained Earnings and Accumulated Other Comprehensive Income

(In thousands)                                               Accumulated
                                                                Other
                                                 Retained   Comprehensive   Comprehensive
                                                 Earnings       Income          Income
                                                 --------   -------------   -------------
Balances January 1, 2000 .....................   $365,068      $(14,831)
  Net income .................................     23,239                      $23,239
  Cumulative translation adjustments .........                   (5,921)        (5,921)
  Minimum pension liability adjustments (a) ..                     (117)          (117)
                                                                               -------
    Comprehensive income .....................                                 $17,201
                                                                               =======
  Common dividends ...........................     (5,832)
  Preferred dividends ........................        (49)
                                                 --------      --------
Balances December 31, 2000 ...................    382,426       (20,869)
  Net income .................................     31,631                      $31,631
  Cumulative translation adjustments .........                   (4,934)        (4,934)
  Minimum pension liability adjustments (a) ..                     (413)          (413)
                                                                               -------
    Comprehensive income .....................                                 $26,284
                                                                               =======
  Common dividends ...........................     (6,432)
  Preferred dividends ........................        (48)
                                                 --------      --------
Balances December 31, 2001 ...................    407,577       (26,216)
  Net income .................................     35,077                      $35,077
  Cumulative translation adjustments .........                    5,772          5,772
  Minimum pension liability adjustments (a) ..                      (57)           (57)
                                                                               -------
    Comprehensive income .....................                                 $40,792
                                                                               =======
  Common dividends ...........................     (7,914)
  Preferred dividends ........................        (47)
                                                 --------      --------
Balances December 31, 2002 ...................   $434,693      $(20,501)
                                                 ========      ========

(a) - Charges to minimum pension liability adjustments in 2002, 2001 and 2000 are net of tax benefit of $38,000, $275,000 and $78,000, respectively.

  Components of accumulated other comprehensive income are as follows:

                                                  (In thousands)
                                            ------------------------------
                                              2002       2001       2000
                                            --------   --------   --------
Cumulative translation adjustments ......   $(19,593)  $(25,365)  $(20,431)
Minimum pension liability adjustments ...       (908)      (851)      (438)
                                            --------   --------   --------
Accumulated other comprehensive income ..   $(20,501)  $(26,216)  $(20,869)
                                            --------   --------   --------

                                 See notes to consolidated financial statements.

24 MSA

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation - The consolidated financial statements include the accounts of the company and all subsidiaries except Mine Safety Funding Corporation. Intercompany accounts and transactions are eliminated. To facilitate timely reporting, several international subsidiaries have November 30th fiscal year ends. Certain prior year amounts have been reclassified to conform with the current year presentation.

     Currency Translation - The functional currency of all significant foreign subsidiaries is the local currency. Assets and liabilities of these subsidiaries are translated at year-end exchange rates. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments for these companies are reported as a component of shareholders' equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the period.

     Cash Equivalents - Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

     Inventories - Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

     Property and Depreciation - Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

     Goodwill and Other Intangible Assets - Effective January 1, 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests that must be performed at least annually. For years ending prior to 2002, goodwill was amortized on a straight line basis over periods not exceeding 35 years. Other intangible assets are amortized on a straight-line basis over their useful lives.

     Revenue Recognition - Revenue from the sale of products is recognized when title, ownership, and risk of loss pass to the customer.

     Shipping and Handling - Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

     Research and Development - Research and development costs are charged to cost of products sold as incurred.

     Income Taxes - Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credits for foreign taxes already paid are expected to generally offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are recorded.

     Stock-Based Compensation Plans - The company applies the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost is recognized for stock option grants. Compensation cost for restricted stock awards is measured at the market value of the shares when awarded. Unearned stock compensation is reported in shareholders' equity and is charged to income over the restriction period.

     Recently Issued Accounting Standards - FAS 143, Accounting for Asset Retirement Obligations, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The company does not expect that the adoption of this statement, which is effective January 1, 2003, will have a significant effect on its results or financial position.

     FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, requires that costs associated with exit or disposal activities be recognized when the liability is incurred rather than at the date of commitment to an exit or disposal plan. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the adoption of this statement will have a significant effect on its results or financial position.

     FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued and requires the recognition of a liability at fair value by the guarantor at the inception of a guarantee. The disclosure requirements are effective as of December 31, 2002. The initial measurement and recognition provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect that the adoption of this interpretation will have a significant effect on its financial statements.

                                                           2002 Annual Report 25

Notes to Consolidated Financial Statements

Note 2 - Segment Information

     The company is organized into three geographic operating segments: North America, Europe, and International. The company is engaged in the manufacture and sale of safety and health equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras and monitoring instruments. In addition, the company manufactures and sells specialty chemicals, including boron-based chemicals.

     Reportable segment information is presented in the following table:

                                                  North                               Reconciling   Consolidated
(In thousands)                                   America    Europe    International      items         totals
                                                --------   --------   -------------   -----------   ------------
2002
   Sales to external customers ..............   $369,728   $122,377      $72,206        $    115      $564,426
   Intercompany sales .......................     21,472     35,733        3,116         (60,321)
   Net income from continuing operations ....     26,732      2,519        2,372            (410)       31,213
   Net income from discontinued operations ..      3,864                                                 3,864
   Total assets continuing operations .......    363,999    145,663       50,364         (25,323)      534,703
   Assets held for sale .....................     45,062                                                45,062
   Interest income ..........................        424        142          281             106           953
   Interest expense .........................      4,501         67          201                         4,769
   Noncash items:
      Depreciation and amortization .........     16,012      4,446        1,047              20        21,525
      Pension income (expense) ..............     16,360     (3,123)        (112)                       13,125
   Equity in earnings of affiliates .........                                 23                            23
   Income tax provision .....................     13,900      1,056        1,647             267        16,870
   Investments in affiliates ................      1,374                     158                         1,532
   Property additions .......................     15,412      3,698          831               5        19,946
   Fixed assets .............................     95,411     25,329        4,824              41       125,605
2001
   Sales to external customers ..............    343,646     94,187       71,735             168       509,736
   Intercompany sales .......................     20,074     21,668        2,124         (43,866)
   Net income from continuing operations ....     22,575        130        3,619            (473)       25,851
   Net income from discontinued operations ..      5,780                                                 5,780
   Total assets .............................    399,912     96,372       48,816         (24,402)      520,698
   Interest income ..........................        513        146          408             116         1,183
   Interest expense .........................      4,844        156          349                         5,349
   Noncash items:
      Depreciation and amortization .........     17,714      3,680        1,170              26        22,590
      Pension income (expense) ..............     17,885     (2,783)        (140)                       14,962
   Equity in earnings of affiliates .........                                 40                            40
   Income tax provision .....................     15,094        900        1,732              27        17,753
   Investments in affiliates ................      1,374                     135                         1,509
   Property additions .......................     13,407      4,916        1,621              43        19,987
   Fixed assets .............................    127,461     18,118        6,033              49       151,661
2000
   Sales to external customers ..............    295,789     99,119       73,199             200       468,307
   Intercompany sales .......................     25,573     16,389        1,453         (43,415)
   Net income from continuing operations ....     17,525     (2,225)       3,624             (36)       18,888
   Net income from discontinued operations ..      4,351                                                 4,351
   Total assets .............................    365,035     93,955       50,296         (19,603)      489,683
   Interest income ..........................        604        285          329              25         1,243
   Interest expense .........................      3,329        216          495                         4,040
   Noncash items:
      Depreciation and amortization .........     16,123      3,374        1,314             125        20,936
      Pension income (expense) ..............     16,640     (1,552)        (188)                       14,900
   Equity in earnings of affiliates .........                                 25                            25
   Income tax provision (benefit) ...........      8,721     (2,041)       1,776              75         8,531
   Investments in affiliates ................      1,358                      95                         1,453
   Property additions .......................     10,738      3,630        1,694               5        16,067
   Fixed assets .............................    132,597     20,681        6,290              18       159,586

     Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

     Sales are attributed to segments and countries based on the location of the selling company. Sales to external customers in Germany were $50,925,000 in 2002, $46,865,000 in 2001, and $47,471,000 in 2000.

26 MSA

Note 3 - Income Taxes

     The U.S. and non-U.S. components of income before income taxes and provisions for income taxes are summarized as follows:

                                                                        (In thousands)
                                                                  ---------------------------
                                                                    2002      2001      2000
                                                                  -------   -------   -------
Income From Continuing Operations Before Income Taxes
U.S. income....................................................   $47,850   $34,190   $25,422
Non-U.S. income ...............................................    10,190     6,226     6,080
Currency translation losses....................................      (317)     (776)
Eliminations...................................................    (9,640)    3,964    (4,083)
                                                                  -------   -------   -------
Income Before Income Taxes.....................................    48,083    43,604    27,419
                                                                  -------   -------   -------

Provision For Income Taxes
Current
   Federal.....................................................     8,115     5,370     1,199
   State.......................................................       610       404       512
   Non-U.S. ...................................................     3,380     2,720     3,388
                                                                  -------   -------   -------
   Total current provision ....................................    12,105     8,494     5,099
                                                                  -------   -------   -------
Deferred
   Federal.....................................................     4,101     8,377     5,150
   State ......................................................       936     1,732     1,137
   Non-U.S. ...................................................      (272)     (850)   (2,855)
                                                                  -------   -------   -------
   Total deferred provision....................................     4,765     9,259     3,432
                                                                  -------   -------   -------
Provision for Income Taxes.....................................    16,870    17,753     8,531
                                                                  -------   -------   -------

     The following is a reconciliation of the U.S.
Federal income tax rate to the effective tax rate for continuing operations:

Provision for income taxes at statutory rate...................      35.0%     35.0%     35.0%
State income taxes, net of federal benefit.....................       2.9       3.2       3.9
Effects of foreign operations..................................       (.5)       .4      (3.5)
Charitable contribution........................................      (1.4)
Valuation allowance............................................       3.2       2.3
Adjustment of prior years income taxes.........................      (3.8)               (3.4)
Other--net.....................................................       (.3)      (.2)      (.9)
                                                                  -------   -------   -------
Provision for income taxes.....................................      35.1%     40.7%     31.1%
                                                                  -------   -------   -------

     The components of deferred taxes are as follows:

                                                          2002     2001
                                                        -------   -------
Deferred tax assets
   Postretirement benefits...........................   $ 5,628   $ 5,701
   Inventory reserves ...............................     4,836     3,463
   Vacation allowances ..............................     2,560     2,441
   Net operating losses .............................     5,023     6,629
   Foreign tax credit carryforwards
      (expiring between 2003 and 2007)...............     1,975     2,099
   Liability insurance ..............................     1,363     1,931
   Basis of capital assets ..........................     5,105       886
   Intangibles ......................................     1,371       679
   Warranties .......................................     1,016       997
   Other ............................................     3,734     2,504
                                                        -------   -------
   Total deferred tax assets ........................    32,611    27,330
   Valuation allowance ..............................    (1,975)   (1,000)
                                                        -------   -------
   Net deferred tax assets ..........................    30,636    26,330
                                                        -------   -------
Deferred tax liabilities
   Depreciation .....................................   (26,213)  (24,234)
   Pension ..........................................   (37,296)  (32,511)
   Other ............................................      (333)      689
                                                        -------   -------
   Total deferred tax liabilities ...................   (63,842)  (56,056)
                                                        -------   -------
Net deferred taxes ..................................   (33,206)  (29,726)
                                                        -------   -------

     Net operating loss carryforwards of $4,552,000 have no expiration date and $471,000 expire in 2008.

     Undistributed earnings of international companies for which U.S. income taxes have not been provided were $85,535,000 at December 31, 2002.

                                                           2002 Annual Report 27

Notes to Consolidated Financial Statements

Note 4 - Capital Stock

     .    Common stock, no par value - 60,000,000 shares authorized
     . Second cumulative preferred voting stock, $10 par value - 1,000,000 shares authorized; none issued
     . 4 1/2% cumulative preferred nonvoting stock, $50 par value - 100,000 shares authorized; 71,373 shares issued and 50,313 shares ($1,629,000) held in treasury (no activity in 2002 and 2000; 600 shares, $21,000, purchased for treasury in 2001)

Common stock activity is summarized as follows:

                                                                    Shares                        Dollars (In thousands)
                                                   --------------------------------------   ----------------------------------
                                                                    Stock                                 Stock
                                                     Shares     Compensation    Shares in    Shares   Compensation   Treasury
                                                     Issued         Trust       Treasury     Issued       Trust        Cost
                                                   ----------   ------------   ----------   -------   ------------   ---------
Balances January 1, 2000 .......................    6,778,599      (567,630)   (1,919,298)  $12,596     $(26,679)    $ (95,154)
Restricted stock awards (pre-split) ............                     19,760                     318          929
Treasury shares purchased (pre-split) ..........                                  (74,616)                              (4,994)
Three-for-one stock split ......................   13,557,198    (1,095,740)   (3,987,828)
Restricted stock awards forfeited (post-split)..                                   (2,790)                                 (58)
Stock options exercised (post-split) ...........                      4,290                      21           67
Treasury shares purchased (post-split) .........                               (2,009,322)                             (49,954)
Treasury shares issued (post-split) ............                                1,125,000     5,906                     21,094
                                                   ----------    ----------    ----------   -------     --------     ---------
Balances December 31, 2000 .....................   20,335,797    (1,639,320)   (6,868,854)   18,841      (25,683)     (129,066)
Restricted stock awards ........................                        860                      12           13
Restricted stock awards forfeited ..............                                   (3,900)                                 (80)
Stock options exercised ........................      147,254       223,087                   4,226        3,491
Tax benefit on exercise of stock options .......                                              2,307
Treasury shares purchased ......................                                  (94,197)                              (3,206)
                                                   ----------    ----------    ----------   -------     --------     ---------
Balances December 31, 2001 .....................   20,483,051    (1,415,373)   (6,966,951)   25,386      (22,179)     (132,352)
Restricted stock awards ........................       23,198                                   915
Stock options exercised ........................       73,860        30,744                   1,786          482
Tax benefit on exercise of stock options .......                                                539
Treasury shares purchased ......................                                  (21,500)                                (846)
                                                   ----------    ----------    ----------   -------     --------     ---------
Balances December 31, 2002 .....................   20,580,109    (1,384,629)   (6,988,451)   28,626      (21,697)     (133,198)
                                                   ----------    ----------    ----------   -------     --------     ---------

     On May 10, 2000, the company's shareholders approved a three-for-one stock split of both the issued and authorized common stock, which was distributed on May 24, 2000, to shareholders of record on May 12, 2000.

     During 2000, the company purchased 2.1 million shares of common stock from a major shareholder for $54.9 million. In a subsequent transaction, the company sold 1,125,000 shares of common stock that were held in treasury to the MSA Non-Contributory Pension Plan for Employees for $27.0 million.

     The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain benefit plans, including employee and non-employee directors stock options and awards. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation trust and the market value of shares released for stock-related benefits are reflected in shares issued.

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

28 MSA

Note 5 - Stock Plans

     The 1998 Management Share Incentive Plan provides for grants of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors' Stock Option Plan, as amended April 1, 2001, provides for annual grants of stock options and restricted stock awards to eligible directors. As of December 31, 2002, there were 824,625 shares and 66,432 shares, respectively, reserved for future grants under these plans.

     Restricted stock awards are granted without payment to the company in consideration of services to be performed in the ensuing three years (four years for employee awards prior to 2002). Restricted stock awards of 23,198 shares (fair value of $915,000), 860 shares (fair value of $25,000), and 19,760 pre-split shares (fair value of $1,247,000) were granted in 2002, 2001, and 2000, respectively. Restricted stock awards expense charged to operations was $766,000 in 2002, $437,000 in 2001, and $547,000 in 2000.

     Stock options are generally granted at market value option prices, are exercisable beginning six months after the grant date, and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). A summary of option activity under the two plans, adjusted to reflect the three-for-one stock split in May 2000, follows:

                                                  2002                          2001                         2000
                                       ---------------------------   ---------------------------   --------------------------
                                                  Weighted-Average              Weighted-Average             Weighted-Average
                                        Shares     Exercise Price     Shares     Exercise Price     Shares    Exercise Price
                                       --------   ----------------   --------   ----------------   -------   ----------------
Outstanding at beginning of year ...    413,487        $22.55         544,794        $20.08        305,379        $19.24
Granted ............................    184,055         39.51         244,344         25.38        267,120         21.11
Exercised ..........................   (104,604)        21.68        (370,341)        20.84         (4,290)        20.56
Forfeited ..........................                                   (5,310)        18.79        (23,415)        19.30
                                       --------        ------        --------        ------        -------        ------
Outstanding at end of year .........    492,938         29.06         413,487         22.55        544,794         20.08
                                       --------        ------        --------        ------        -------        ------

Options exercisable at year-end ....    492,938                       413,487                      544,794
                                       --------        ------        -------         ------        -------        ------

     The following table summarizes information about options outstanding at December 31, 2002:

                                     Weighted-Average
          Range of Exercise   -------------------------------
Shares     Price per Share    Exercise Price   Remaining Life
-------   -----------------   --------------   --------------
163,450    $14.83 - $21.02        $20.74            6.6
145,433    $22.88 - $29.20         25.20            8.0
184,055    $39.26 - $43.88         39.51            8.7
-------    ---------------         -----            ---
492,938    $14.83 - $43.88         29.06            7.8
-------    ---------------         -----            ---

     The company has adopted the disclosure-only provisions of FAS 123, Accounting for Stock-Based Compensation, and FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by FAS 123 and FAS 148, net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                                           (In thousands)
                                                    ---------------------------
                                                      2002      2001      2000
                                                    -------   -------   -------
Net income as reported ...........................  $35,077   $31,631   $23,239
Fair value of stock options granted, net of tax ..   (1,717)   (1,519)   (1,464)
                                                    -------   -------   -------
Pro forma net income .............................   33,360    30,112    21,775
                                                    -------   -------   -------
Basic earnings per share:
   As reported ...................................  $  2.88   $  2.65   $  1.89
   Pro forma .....................................     2.74      2.52      1.77
Diluted earnings per share:
   As reported ...................................  $  2.85   $  2.61   $  1.88
   Pro forma .....................................     2.71      2.49      1.76

     The fair value of the options granted was estimated at the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2002, 2001, and 2000, respectively: risk-free interest rate of 5.3%, 5.2%, and 7.0%; dividend yield of 2.0%, 2.1%, and 2.3%; expected option life of 9.9 years, 9.9 years, and 9.8 years; and expected volatility factor of 23%, 23%, and 19%.

                                                           2002 Annual Report 29

Notes to Consolidated Financial Statements

Note 6 - Pensions and Other Postretirement Benefits

     The company maintains various defined benefit and defined contribution plans covering the majority of its employees. The principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is the general policy to fund current costs for the international plans except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

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

     Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

                                                                   (In thousands)
                                                      -----------------------------------------
                                                        Pension Benefits      Other Benefits
                                                      -------------------   -------------------
                                                        2002       2001       2002       2001
                                                      --------   --------   --------   --------
Change in Benefit Obligations
   Benefit obligations at January 1 ...............   $193,603   $177,032   $ 21,835   $ 19,370
   Service cost ...................................      5,378      4,645        392        502
   Interest cost ..................................     12,917     12,393      1,404      1,488
   Employee contributions .........................        214        231
   Plan amendments ................................        454                (1,319)
   Actuarial losses ...............................     11,666     14,594        487      2,484
   Benefits paid ..................................    (12,242)   (11,998)    (2,122)    (2,009)
   Curtailments ...................................                  (167)
   Settlements ....................................                (1,245)
   Currency translation effects ...................      6,020     (1,882)
                                                      --------   --------   --------   --------
   Benefit obligations at December 31 .............    218,010    193,603     20,677     21,835
                                                      --------   --------   --------   --------
Change in Plan Assets
   Fair value of plan assets at January 1 .........    314,122    324,824
   Actual return on plan assets ...................    (32,599)     5,383
   Employer contributions .........................      2,433      1,177        122         94
   Employee contributions .........................        263        231
   Benefits paid ..................................    (12,242)   (11,998)    (2,122)    (2,009)
   Section 420 transfer to retiree medical plan ...     (2,000)    (1,915)     2,000      1,915
   Reimbursement of German benefits ...............       (719)    (1,888)
   Settlements ....................................                (1,245)
   Currency translation effects ...................        578       (447)
                                                      --------   --------   --------   --------
   Fair value of plan assets at December 31 .......    269,836    314,122
                                                      --------   --------   --------   --------
Funded Status
   Funded status at December 31 ...................     51,826    120,519    (20,677)   (21,835)
   Unrecognized transition gains ..................       (137)      (748)
   Unrecognized prior service cost ................      1,647      1,488     (2,138)      (957)
   Unrecognized net actuarial losses (gains) ......      9,846    (65,695)     6,768      6,833
                                                      --------   --------   --------   --------
   Prepaid (accrued) benefit cost .................     63,182     55,564    (16,047)   (15,959)
                                                      --------   --------   --------   --------
Amounts Recognized in the Balance Sheet
   Prepaid benefit cost ...........................    107,338     92,437
   Accrued benefit liability ......................    (46,226)   (38,987)   (16,047)   (15,959)
   Intangible asset ...............................        557        696
   Minimum pension liability adjustments ..........      1,513      1,418
                                                      --------   --------   --------   --------
   Prepaid (accrued) benefit cost .................     63,182     55,564    (16,047)   (15,959)
                                                      --------   --------   --------   --------

30 MSA

                                                                           (In thousands, except percents)
                                                                         ----------------------------------
                                                                         Pension Benefits    Other Benefits
                                                                         -----------------   --------------
                                                                           2002      2001      2002   2001
                                                                         -------   -------     ----   ----
Actuarial Assumptions at December 31
   Discount rate .....................................................       6.4%      6.8%     7.0%   7.5%
   Expected return on plan assets ....................................       8.2%      9.0%
   Rate of compensation increases ....................................       3.9%      4.2%

Plans with Accumulated Benefit Obligations in Excess of Plan Assets
   Projected benefit obligations .....................................   $57,196   $40,547
   Accumulated benefit obligations ...................................    50,494    37,759
   Plan assets .......................................................         0         0

(In thousands)                                            Pension Benefits                Other Benefits
                                                   ------------------------------   --------------------------
                                                     2002       2001       2000       2002      2001     2000
                                                   --------   --------   --------   ------     ------   ------
Components of Net Periodic Benefit Cost (Credit)
   Service cost ................................   $  5,378   $  4,645   $  4,358   $  392     $  502   $  409
   Interest cost ...............................     12,917     12,393     12,537    1,404      1,488    1,390
   Expected return on plan assets ..............    (27,332)   (27,202)   (25,181)
   Amortization of transition asset ............       (592)      (597)      (624)
   Amortization of prior service cost ..........        298        300        302     (138)      (108)    (108)
   Recognized net actuarial (gains) losses .....     (3,794)    (4,745)    (3,914)     552        377      310
   Settlement gain .............................                           (2,093)
   Curtailment loss (gain) .....................                   244       (285)
                                                   --------   --------   --------   ------     ------   ------
   Net periodic benefit (credit) cost ..........    (13,125)   (14,962)   (14,900)   2,210      2,259    2,001
                                                   --------   --------   --------   ------     ------   ------

     For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2002, decreasing by .5% for each successive year to 4% in 2009 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.0 million and $100,000, respectively.

     Expense for defined contribution pension plans was $3,049,000 in 2002, $2,739,000 in 2001, and $2,619,000 in 2000.

     The U.S. defined benefit pension plan owned 1,016,500 shares (market value $32.8 million) at December 31, 2002 and 1,072,500 shares (market value $43.1 million) at December 31, 2001 of the company's common stock. The pension plan received dividends of $666,650 and $601,200, respectively, on these shares.

Note 7 - Short-Term Debt

     Short-term bank lines of credit amounted to $18,664,000 of which $9,568,000 was unused at December 31, 2002. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $9,096,000 and $2,167,000 at December 31, 2002 and 2001, respectively. The average month-end balance of total short-term borrowings during 2002 was $3,100,000 while the maximum month-end balance of $9,096,000 occurred at December 31, 2002. The average interest rate during 2002 was approximately 6% based upon total short-term interest expense divided by the average month-end balance outstanding, and 3% at year-end.

Note 8 - Leases

     The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Rent expense was $6,879,000 in 2002, $6,020,000 in 2001, and $5,917,000 in 2000. Minimum
rental commitments under noncancelable leases are $2,583,000 in 2003, $1,903,000 in 2004, $1,293,000 in 2005, $835,000 in 2006, $645,000 in 2007, and $2,249,000
after 2007.

Note 9 - Earnings per Share

     Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

                                                     (In thousands)
                                              ---------------------------
                                                2002      2001      2000
                                              -------   -------   -------
Net income from continuing operations .....   $31,213   $25,851   $18,888
Preferred stock dividends .................       (47)      (48)      (49)
                                              -------   -------   -------
Income available to common shareholders ...    31,166    25,803    18,839
                                              -------   -------   -------

Basic shares outstanding ..................    12,171    11,910    12,301
Stock options .............................       124       169        55
                                              -------   -------   -------
Diluted shares outstanding ................    12,295    12,079    12,356
                                              -------   -------   -------
Antidilutive stock options ................       184         0        18
                                              -------   -------   -------

                                                           2002 Annual Report 31

Notes to Consolidated Financial Statements

Note 10 - Accounts Receivable Securitization

     The company has securitization agreements with Mine Safety Funding Corporation (MFS) under which the company sells MSF, on a continuous basis, an undivided interest in eligible trade accounts receivable generated by the company, while maintaining a subordinated interest in a portion of the receivables. MSF is an unconsolidated wholly-owned, bankruptcy-remote subsidiary of the company. Financial assets, net of retained interests, are removed from the balance sheet when the assets are sold and control is surrendered. The company services the sold receivables for MSF at market rates and, accordingly, no servicing asset or liability has been recorded. MSF and the company have also entered into securitization agreements with financial institutions under which MSF may sell up to $30 million of accounts receivable to a multi-seller asset-backed commercial paper issuer.

     At December 31, 2002, accounts receivable of $66.2 million were owned by MSF. The company held a subordinated interest in these receivables of $36.5 million, of which $35.5 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $29.0 million at December 31, 2002. The company incurred net costs associated with the securitization facility of $2.1 million in 2002, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost includes $884,000 in bad debt expense borne by MSF during 2002.

     At December 31, 2001, accounts receivable of $65.0 million were owned by MSF. The company held a subordinated interest in these receivables of $39.3 million, of which $38.3 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $25.0 million at December 31, 2001. The company incurred net costs associated with the securitization facility of $2.3 million in 2001, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost includes $598,000 in bad debt expense borne by MSF during 2001.

     The key economic assumptions used to measure the retained interest at December 31, 2002 were a discount rate of 3.7% and an estimated life of 2.5 months. At December 31, 2002, an adverse change in the discount rate or estimated life of 10% and 20% would reduce the fair value of the retained interest by $51,000 and $102,000, respectively. The effect of hypothetical changes in fair value based on variations in assumptions should be used with caution and generally cannot be extrapolated. Additionally, the effect on the fair value of the retained interest of changing a particular assumption has been calculated without changing other assumptions. In reality, a change in one factor may result in changes in others.

Note 11 - Inventories

                                              (In thousands)
                                            -----------------
                                              2002      2001
                                            -------   -------
Finished products .......................   $28,964   $30,375
Work in process .........................    14,936    12,099
Raw materials and supplies ..............    32,848    35,400
                                            -------   -------
Total inventories .......................    76,748    77,874
                                            -------   -------
Excess of FIFO costs over LIFO costs ....    39,431    38,059
                                            -------   -------

     Inventories stated on the LIFO basis represent 38%, 52%, and 45% of the total inventories at December 31, 2002, 2001, and 2000, respectively.

     Reductions in certain inventory quantities during 2002 and 2000 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $387,000 in 2002 and $1,920,000 in 2000, and increased net income by $235,000 ($.02 per share) and $1,171,000 ($.10 per share), respectively.

Note 12 - Long-Term Debt

                                              (In thousands)
                                            -----------------
                                              2002      2001
                                            -------   -------
U.S.
   Industrial development debt issues
      payable through 2022, 1.6% ........   $10,750   $10,750
   Series B Senior Notes
      payable through 2006, 7.69% .......    16,000    20,000
   Senior Notes
      payable through 2012, 8.39% .......    40,000    40,000
   Other ................................       200        38
International
   Various notes payable through 2007,
      4.9% to 9.5% ......................     2,364       868
                                            -------   -------
Total ...................................    69,314    71,656
Amounts due within one year .............     4,964     4,275
                                            -------   -------
Long-term debt ..........................    64,350    67,381
                                            -------   -------

     Approximate maturities of these obligations over the next five years are $4,964,000 in 2003, $4,679,000 in 2004, $4,557,000 in 2005, $8,140,000 in 2006,
and $87,000, in 2007. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.

Note 13 - Research and Development Expense

     Research and development expense was $20,372,000 in 2002, $16,740,000 in 2001, and $15,988,000 in 2000.

Note 14 - Other Income

                                  (In thousands)
                             -----------------------
                              2002    2001     2000
                             -----   ------   ------
Interest .................   $ 953   $1,183   $1,243
Rent .....................     710      739      957
Dividends ................     725      625      555
Dispositions of assets ...    (864)    (136)    (528)
Other, net ...............     747      365      217
                             -----   ------   ------
Total ....................   2,271    2,776    2,444
                             -----   ------   ------

32 MSA

Note 15 - Goodwill and Intangible Assets

     During 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with indefinite lives are not amortized, but are subject to impairment tests that must be performed at least annually. Transitional impairment tests performed as of January 1, 2002 indicated that no goodwill impairment existed and as a result the company did not recognize a transitional impairment loss. Annual goodwill impairment tests performed during the fourth quarter also indicated that no goodwill impairment existed and as a result the company has not recognized an impairment loss.

     The effects of adopting the non-amortization provisions of FAS 142 on net income from continuing operations and basic earnings per share were as follows:

                                                    (In thousands, except per share amounts)
                                                    ----------------------------------------
                                                             2002      2001      2000
                                                           -------   -------   -------
Reported net income from continuing operations ..          $31,213   $25,851   $18,888
Goodwill amortization, net of tax ...............                      1,365       964
                                                           -------   -------   -------
Adjusted net income from continuing operations ..           31,213    27,216    19,852
                                                           -------   -------   -------
Basic earnings per share:
Reported net income from continuing operations ..          $  2.56   $  2.17   $  1.54
Goodwill amortization, net of tax ...............                        .11       .07
                                                           -------   -------   -------
Adjusted net income from continuing operations ..             2.56      2.28      1.61
                                                           -------   -------   -------

     Intangible assets include non-compete agreements that will be fully amortized in 2003 and patents that will be fully amortized in 2005. These items are included in other noncurrent assets. At December 31, 2002, intangible assets totaled $171,000, net of accumulated amortization of $1.0 million. Intangible asset amortization expense is expected to be $115,000 in 2003, $52,000 in 2004, and $4,000 in 2005.

     Changes in goodwill and intangible assets, net of accumulated amortization during the year ended December 31, 2002 were as follows:

                                        (In thousands)
                                    ----------------------
                                    Goodwill   Intangibles
                                    --------   -----------
Net balances at January 1, 2002      $33,722      $ 526
Goodwill acquired                      7,863
Amortization expense                               (355)
Currency translation and other         1,378
                                     -------      -----
Net balances at December 31, 2002     42,963        171
                                     -------      -----

     There are no goodwill or intangible assets related to discontinued operations.

Note 16 - Acquisitions

     On April 30, 2002, the company acquired CGF Gallet of Lyon, France. Gallet is the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition of Gallet complements the company's strong existing line of fire service products and provides the opportunity to capitalize on opportunities in other areas where Gallet is strong - such as the law enforcement, military, and aviation markets. Gallet's results of operations have been included in the company's consolidated financial statements from the acquisition date.

     The aggregate purchase price was $16.6 million of cash and includes amounts paid to the previous owners and other direct external costs associated with the acquisition. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The following table summarizes the estimated fair values of the Gallet assets acquired and the liabilities assumed at the date of acquisition:

                               April 30
(In thousands)                   2002
                               --------
Current assets .............    $17,427
Property ...................      5,800
Goodwill ...................      7,863
                                -------
Total assets acquired ......     31,090
                                -------
Current liabilities ........     11,093
Long term debt .............      3,016
Other liabilities ..........        349
                                -------
Total liabilities assumed ..     14,458
                                -------
Net assets acquired ........     16,632
                                -------

     Goodwill related to the Gallet acquisition, which is primarily included in the European operating segment, is not expected to be deductible for tax purposes.

     On February 1, 2001, the company acquired Surety Manufacturing and Testing, Ltd. (Surety), a leading provider of fall protection equipment and rescue systems. The acquisition was recorded using the purchase method of accounting. The purchase price of $7.1 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $5.6 million in goodwill, which is included in the North American operating segment.

     During 2000, the company acquired ISI Group, Inc. (ISIG) and CairnsHELMETS (Cairns). The acquisitions were recorded using the purchase method of accounting. The aggregate purchase price of $29.7 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $24.9 million in goodwill, which is included in the North American operating segment.

     The results of operations of Surety, ISIG, and Cairns are included in the financial statements from their respective acquisition dates. Goodwill associated with acquisitions completed after June 30, 2001 has not been amortized.

     The following unaudited pro forma summary presents the company's consolidated results as if the acquisitions had occurred at the beginning of 2000. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations for the combined companies.

                                           (In thousands, except earnings per share)
                                           -----------------------------------------
                                                   2002       2001       2000
                                                 --------   --------   --------
Net sales ..............................         $578,252   $535,317   $511,941
Net income from continuing operations ..           32,189     26,559     18,588
Basic earnings per share ...............             2.64       2.23       1.51

                                                           2002 Annual Report 33

Notes to Consolidated Financial Statements

Note 17 - Discontinued Operations

     In November 2002, the company announced its decision to explore strategic options, including the sale, of the Callery Chemical Division. Callery Chemical Division develops, manufactures, and sells specialty chemicals, including alkali metal strong bases and borane chemicals, for use in pharmaceuticals, agricultural chemicals, plastics, and a number of other applications. Current discussions with potential purchasers could result in the division being sold for a gain during 2003.

     The results of the Callery Chemical Division, as summarized below, have been classified as discontinued operations for all periods presented. The results for 2002 include $42,000 of expenses directly related to disposal activities.

                                                    (In thousands)
                                             ---------------------------
                                               2002      2001      2000
                                             -------   -------   -------
Net sales ................................   $29,473   $33,120   $32,060
Income before income taxes ...............     6,147     9,282     6,631
Provision for income taxes ...............     2,283     3,502     2,280
Net income from discontinued operations ..     3,864     5,780     4,351

     At December 31, 2002, net assets of Callery Chemical Division classified as held for sale consisted of the following:

(In thousands)
Accounts receivable and other current assets ..   $ 7,983
Inventory .....................................     7,705
Property, net .................................    29,374
                                                  -------
Net assets held for sale ......................    45,062
                                                  -------

Note 18 - Contingencies

Various lawsuits and claims have been or may be instituted or asserted against the company, including those pertaining to product liability. While the amounts claimed may be substantial, the ultimate liability of the company may not be determinable because uncertainties exist. Based on information currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.

Note 19 - Quarterly Financial Information (Unaudited)

                                                                     2002
                                             ----------------------------------------------------
(In thousands, except earnings per share)                     Quarters
                                             -----------------------------------------
                                                1st        2nd        3rd        4th       Year
                                             --------   --------   --------   --------   --------
Net sales ................................   $128,058   $141,862   $143,398   $151,108   $564,426
Gross profit .............................     50,271     51,896     53,000     57,222    212,839

Net income from continuing operations ....      7,724      7,897      5,323     10,269     31,213
Net income from discontinued operations ..        260      1,587        470      1,547      3,864
                                             --------   --------   --------   --------   --------
Net income ...............................      7,984      9,484      5,793     11,816     35,077

Basic earnings per share:
Continuing operations ....................        .64        .65        .44        .84       2.56
Discontinued operations ..................        .02        .13        .03        .13        .32
                                             --------   --------   --------   --------   --------
 Total ...................................        .66        .78        .47        .97       2.88

Diluted earnings per share:
Continuing operations ....................        .63        .64        .43        .83       2.54
Discontinued operations ..................        .02        .13        .04        .13        .31
                                             --------   --------   --------   --------   --------
 Total ...................................        .65        .77        .47        .96       2.85

                                                                    2001
                                             ----------------------------------------------------
(In thousands, except earnings per share)                     Quarters
                                             -----------------------------------------
                                                1st        2nd        3rd        4th       Year
                                             --------   --------   --------   --------   --------
Net sales ................................   $124,839   $126,179   $131,101   $127,617   $509,736
Gross profit .............................     48,809     47,922     50,746     52,579    200,056

Net income from continuing operations ....      6,195      5,577      7,303      6,776     25,851
Net income from discontinued operations ..      1,652      1,397        490      2,241      5,780
                                             --------   --------   --------   --------   --------
Net income ...............................      7,847      6,974      7,793      9,017     31,631

Basic earnings per share:
Continuing operations ....................        .52        .47        .61        .56       2.17
Discontinued operations ..................        .14        .12        .04        .19        .48
                                             --------   --------   --------   --------   --------
 Total ...................................        .66        .59        .65        .75       2.65

Diluted earnings per share:
Continuing operations ....................        .52        .46        .60        .55       2.13
Discontinued operations ..................        .14        .12        .04        .18        .48
                                             --------   --------   --------   --------   --------
Total ....................................        .66        .58        .64        .73       2.61

34 MSA

Summary of Selected Financial Data

(In thousands, except as noted)                                 2002       2001       2000       1999       1998
                                                              --------   --------   --------   --------   --------
Summary of Operations

Net sales                                                     $564,426   $509,736   $468,307   $462,166   $460,973
------------------------------------------------------------------------------------------------------------------
Other income                                                     2,271      2,776      2,444      3,619      6,354
------------------------------------------------------------------------------------------------------------------
Cost of products sold (see note a below)                       351,587    309,680    293,960    297,922    291,347
------------------------------------------------------------------------------------------------------------------
Selling, general and administrative (see note a below)         140,924    130,092    124,840    131,281    135,627
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                   21,525     22,590     20,936     20,550     19,912
------------------------------------------------------------------------------------------------------------------
Interest expense                                                 4,769      5,349      4,040      3,916      3,017
------------------------------------------------------------------------------------------------------------------
Currency exchange (gains) losses                                  (191)     1,197       (444)      (694)       315
------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                      16,870     17,753      8,531      3,098      5,885
------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                           31,213     25,851     18,888      9,712     11,224
------------------------------------------------------------------------------------------------------------------
Net income from discontinued operations                          3,864      5,780      4,351      6,614      7,051
------------------------------------------------------------------------------------------------------------------
Change in reporting period, net of tax (see note b below)                                        (1,192)
------------------------------------------------------------------------------------------------------------------
Net Income                                                      35,077     31,631     23,239     15,134     18,275
------------------------------------------------------------------------------------------------------------------
Basic per common share continuing operations (in dollars)         2.56       2.17       1.54        .65        .84
------------------------------------------------------------------------------------------------------------------
Diluted per common share continuing operations (in dollars)       2.54       2.13       1.53        .65        .84
------------------------------------------------------------------------------------------------------------------
Dividends paid per common share (in dollars)                       .65        .54        .47        .44        .44
------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding--basic     12,171     11,910     12,301     12,972     13,290
------------------------------------------------------------------------------------------------------------------

Year-End Position
------------------------------------------------------------------------------------------------------------------
Working capital (see note c below)                            $138,182   $135,186   $114,175   $123,085   $119,203
------------------------------------------------------------------------------------------------------------------
Working capital ratio (see note c below)                           2.4        2.6        2.3        2.5        2.1
------------------------------------------------------------------------------------------------------------------
Net property                                                   125,605    151,661    159,586    163,509    164,561
------------------------------------------------------------------------------------------------------------------
Total assets                                                   579,765    520,698    489,683    451,741    457,721
------------------------------------------------------------------------------------------------------------------
Long-term debt                                                  64,350     67,381     71,806     36,550     11,919
------------------------------------------------------------------------------------------------------------------
Common shareholders' equity                                    288,009    252,451    225,382    241,374    241,743
------------------------------------------------------------------------------------------------------------------
Equity per common share (in dollars)                             23.59      20.86      19.06      18.75      18.40
------------------------------------------------------------------------------------------------------------------
Market capitalization                                          393,677    485,844    297,169    274,624    310,904
------------------------------------------------------------------------------------------------------------------
                                                              $ 13,125   $ 14,962   $ 14,900   $ 10,175   $ 10,344

Notes:
a.   Noncash pension income, pre-tax
Cost of products sold and selling, general and administrative expenses include noncash pension income.

b. In 1999, the fiscal year end for certain international affiliates was changed from November 30th to December 31st. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

c. Working capital at December 31, 2002 excludes assets held for sale.

                                                           2002 Annual Report 35