Form 10-K, Exhibit 13
period 2003-12-31
MINE SAFETY APPLIANCES CO
filed 2004-03-15
CIK 66570

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Factors that may materially affect financial condition and future results include: global economic conditions; the impact of unforeseen economic and political changes, including the threat of terrorism and its potential consequences; the timely and successful introduction of new products; the availability of funding in the fire service, military, and homeland security markets; fluctuations in the cost and availability of key materials and components; the company’s ability to generate sufficient cash flow to support capital expenditures, debt repayment, and general operating activities; the company’s ability to achieve sales and earnings forecasts; and interest and currency exchange rates.

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

MSA believes the following critical accounting policies affect the more significant estimates and judgements used in the preparation of the financial statements. MSA recognizes revenue from the sale of products when title, ownership, and risk of loss pass to the customer. MSA records estimated reductions to sales for customer programs including volume-based incentives. If market conditions were to change, the amounts due to customers under these programs could differ from the recorded estimates. MSA maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of MSA’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. MSA provides for the estimated cost of product warranties at the time that sales are recognized. While MSA has extensive product quality programs and processes, the company’s warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage, or service delivery costs differ from MSA’s estimates, revisions to the estimated warranty liability would be required. MSA maintains reserves covering the uninsured portion of product liability claims. These reserves are based on management’s evaluation of known claims and actuarial valuations. Should actual claims be greater than MSA’s estimates, additional product liability charges could be required. MSA writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If demand and actual market conditions were less favorable than those projected by management, additional inventory write-downs could be required. MSA records an estimated income tax liability based on management’s best judgement of the amounts likely to be paid in the various tax jurisdictions in which it operates. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded. Actuarial assumptions have a significant impact on the determination of net periodic pension costs and credits. If actual experience differs from these assumptions, future net periodic pension costs and credits could be adversely affected.

Significant accounting policies are described in note 1 to the consolidated financial statements.

Subsequent Event – 3-for-1 Common Stock Split

As more fully described in note 2, the company’s common stock split 3-for-1 on January 28, 2004. All share and per share information in this Management Discussion and Analysis and throughout this annual report to shareholders has been adjusted to reflect the split.

Results of Operations

        Overview – MSA is committed to being the premier world-wide provider of a full line of products that enhance the safety and health of workers. In recent years the company has concentrated on specific initiatives intended to help us meet this commitment and improve our competitive position and profitability by developing innovative new products, by acquiring companies and technologies that expand and complement our product lines, by entering emerging geographic markets where we believe there are opportunities to meet an unanswered demand for safety products, and by emphasizing operational excellence.

To sharpen our focus on our core safety products business, in November 2002 we announced our decision to explore the potential sale of Callery Chemical, our only non-safety products business unit. As discussed in the following section, this division was sold in September 2003.

In 2003, the company achieved record sales and net income from continuing operations for the third consecutive year. We believe that this performance and our improving financial performance in recent years are the result of initiatives that have allowed us to anticipate and respond quickly to market demand, particularly in the U.S. fire service, homeland security and military markets. Sales growth in the fire service market reflects our ability to quickly bring to market products that comply with changing industry standards and to create new market demand with innovative products like the Evolution 5000 hand-held thermal imaging camera, which is one of the smallest and lightest on the market. In addition, the company has successfully responded to increased homeland security and military market demand for products such as the Millennium and MCU 2/P gas masks and the Advanced Combat Helmet that has occurred since the September 11th attacks and during the ongoing war on terrorism. Demand in these markets has more than offset continuing sluggishness in North American industrial markets. The level of demand for our products in the U.S. fire service, homeland security and military markets is strongly influenced by the levels of government funding available to address the needs of first responders and to meet the requirements of military operations. A reduction in available government funding in the future could adversely affect the demand for our products in these markets.

Our results in Europe improved modestly in 2003, but continue to suffer from the effects of the poor economic climate in Western Europe. The acquisition of MSA Gallet in 2002 added the leading line of European firefighter head protection to our product line and has helped improve our overall performance in Europe. In other international markets, 2003 results were generally higher in most markets, but particularly Australia and Latin America. These improvements reflect focused efforts to effectively reach customers and, particularly in Latin America, improvements in general economic conditions.

Discontinued Operations – On September 12, 2003, the company sold its Callery Chemical Division to BASF Corporation. In accordance with accounting principles generally accepted in the United States of America, the operating results of the Callery Chemical Division and the gain on the sale to BASF Corporation have been reported as discontinued operations in the consolidated statements of income. The net assets of the division have been classified as assets held for sale in the consolidated balance sheets.

Discontinued operations, for which further information is included in note 17, reported sales of $21.3 million, $29.5 million, and $33.1 million and net income of $2.7 million, $3.9 million, and $5.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Discontinued operations for the year ended December 31, 2003, represent operating results of Callery Chemical Division through the date of sale. The sale of the division to BASF Corporation resulted in an after-tax gain of $13.7 million.

At December 31, 2003, approximately $2.3 million of trade receivables related to the Callery operation were reported as assets held for sale. A substantial portion of this balance was collected in January and February 2004.

The after-tax proceeds of $53.8 million received from the sale of the division and the subsequent liquidation of net assets retained by the company were distributed to shareholders on November 24, 2003 and charged to retained earnings as a capital distribution.

Continuing Operations – 2003 versus 2002 – Sales for 2003 were $696.5 million, an increase of $132.1 million, or 23%, from $564.4 million in 2002.

Sales by North American operations were $452.6 million in 2003, an increase of $82.9 million, or 22%, from $369.7 million in 2002. The sales improvement occurred in the United States and is largely related to higher shipments of self-contained breathing apparatus and thermal imaging cameras to the fire service market and of gas masks and ballistic helmets to military and homeland security markets. Sales of instruments and fall protection equipment were flat, reflecting continued sluggishness in industrial markets.

During 2003, the company changed its standard shipping terms to U.S. distributors. The effect of this change was to delay revenue recognition on the affected shipments, which reduced current year sales and gross margins by approximately $4.7 million and $2.7 million, respectively.

Sales by European operations were $146.2 million in 2003, an increase of $23.8 million, or 19%, from $122.4 million in 2002. The sales increase in 2003 includes a full year of sales by MSA Gallet, which was acquired during the second quarter of 2002. When stated in U.S. dollars, approximately half of the sales increase in Europe was due to the favorable currency translation effects of the stronger Euro.

Sales by international operations were $97.7 million in 2003 compared to $72.2 million in 2002, an increase of $25.5 million, or 35%. The sales improvement occurred primarily in Australia, on higher shipments of breathing apparatus to the Australian Navy, and in Latin America. Approximately one-third of the increase in International sales, when stated in U.S. dollars, was due to the favorable currency translation effects of a stronger Australian dollar and South African Rand.

Gross profit for 2003 was $288.3 million, an increase of $55.1 million, or 24%, from $233.2 million in 2002. The ratio of gross profit to sales was steady at 41.4% in 2003 compared to 41.3% in 2002.

         Selling, general and administrative expenses in 2003 were $170.1 million, an increase of $29.2 million, or 21%, from $140.9 million in 2002. Approximately half of the increase was related to higher marketing and selling expenses required to support the significant sales growth in North America. The remainder of the increase occurred in Europe, and reflects the inclusion of a full year’s expenses for MSA Gallet, which was acquired in the second quarter of 2002, and the currency exchange effect of a stronger Euro. Selling, general and administrative expenses were 24.4% of sales in 2003 compared to 25.0% of sales in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Research and development expenses were $21.7 million in 2003, an increase of $1.3 million, or 6%, from $20.4 million in 2002. Research and development activities are performed primarily in the U.S and Europe.

Depreciation and amortization expense was $23.2 million in 2003, a increase of $1.7 million, or 8%, from $21.5 million in 2002. The increase was due to the inclusion of a full year of depreciation for MSA Gallet, which was acquired during the second quarter of 2002, and regular asset additions.

Cost of products sold and operating expenses in 2003 were favorably affected by a change in the vacation vesting policy for U.S. employees. Under the vacation vesting policy adopted in 2003, employees earn their vacation entitlement during the current year. Previously, vacation was vested on the last day of the prior year. The policy resulted in favorable adjustments to cost of products sold and operating expenses during 2003 of $3.6 million and $1.8 million, respectively. The vacation policy was changed to align the year the benefit is earned with the year it is received.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. As described in note 7, pension credits, combined with pension costs, resulted in net pension credits of $8.8 million in 2003 and $13.1 million in 2002. Net pension credits of $10.8 million in 2003 include a $2.0 million curtailment gain that was related to the sale of the Callery Chemical Division and is reflected in net income from discontinued operations. The current recognition of pension income is primarily the result of the exceptional investment performance of the U.S. pension fund over the past ten years. During that period, the investment performance of the MSA Noncontributory Pension Fund has ranked among the top 1% of all U.S. pension funds. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, income would be adversely affected.

Interest expense in 2003 was $4.6 million compared to $4.8 million in 2002. The decrease relates to reductions in long term debt and lower average short term borrowings.

Currency exchange gains of $3.4 million were recorded in 2003 compared to gains of $191,000 in 2002. Currency exchange gains in 2003 were primarily related to Euro and Canadian dollar denominated assets held by the U.S. company, and reflect a significant strengthening of those currencies during the year.

Other income, for which further information is included in note 12, was $1.7 million in 2003 compared to $2.3 million in 2002.

The effective income tax rate, for which further information is included in note 5, was 33.7% in 2003 and 35.1% in 2002. The effective tax rate in 2003 was lower than the U.S. statutory income tax rate due in part to favorable effect of research and development credits and the one-time effect of releasing $1.2 million of previously-established valuation allowances on foreign tax credit carry forwards. These valuation allowances were released in 2003 as a result of tax planning strategies that were implemented during the year and an improved outlook for foreign source income. The company has maintained tax reserves established in prior years on research and development credits that were claimed in tax years that are currently being examined by the Internal Revenue Service. Management is cautiously optimistic that a favorable settlement of these examinations could be reached in late 2004.

Net income from continuing operations was $48.9 million in 2003, an increase of $17.7 million, or 57%, over 2002 net income from continuing operations of $31.2 million. Continuing operations basic earnings per share of common stock improved to $1.33 in 2003 compared to 85 cents in 2002.

Continuing Operations – 2002 versus 2001 – Sales for 2002 were $564.4 million, an increase of $54.7 million, or 11%, from $509.7 million in 2001.

Sales by North American operations were $369.7 million in 2002, an increase of $26.1 million, or 8%, from $343.6 million in 2001. The sales improvement occurred in the United States and is largely related to higher shipments of gas masks to the military and homeland security markets. Sales to the fire service market were relatively flat year-to-year with increased shipments of self-contained breathing apparatus being offset by lower shipments of thermal imaging cameras. Thermal imaging camera sales are dependent on the level of federal government funding provided to local fire departments. During 2002 much of this funding was diverted to meeting homeland security requirements. Sales of instruments and fall protection equipment were slightly lower in 2002.

Sales by European operations were $122.4 million in 2002, an increase of $28.2 million, or 30%, from $94.2 million in 2001. A significant portion of the improvement was due to the acquisition of MSA Gallet during the second quarter. European sales also benefited from strong shipments of escape breathing devices for use in the merchant marine fleet.

         Sales by international operations were $72.2 million in 2002 compared to $71.7 million in 2001, an increase of $471,000, or 1%. Local currency sales growth of approximately 7% was largely offset by unfavorable currency translation effects when stated in U.S. dollars. Substantial local currency sales growth was achieved in Africa, Brazil, and Australia.

Gross profit for 2002 was $233.2 million, an increase of $16.4 million, or 8%, from $216.8 million in 2001. The ratio of gross profit to sales was 41.3% in 2002 compared to 42.5% in 2001. The lower gross profit percentage is largely related to sales mix changes and somewhat lower gross margins in North American industrial markets.

Selling, general and administrative expenses increased $10.8 million, or 8%, to $140.9 million in 2002, but decreased as a percent of sales to 25.0% in 2002 compared to 25.5% in 2001. The increase in selling, general and administrative expenses occurred in North America and Europe and reflects costs associated with higher sales volumes, higher insurance costs, and the acquisition of MSA Gallet.

Research and development expenses in 2002 were $20.4 million, an increase of $3.7 million, or 22%, from $16.7 million in 2001. These expenses relate to safety products equipment research and development activities conducted primarily in the U.S. and Europe. The increase reflects higher research and development costs in the U.S. and the acquisition of MSA Gallet in the second quarter of 2002.

Depreciation and amortization expense was $21.5 million in 2002, a decrease of $1.1 million, or 5%, from $22.6 million in 2001. As required by FAS No. 142, goodwill amortization was discontinued at the beginning of 2002. Goodwill amortization expense was $2.2 million in 2001. The decrease associated with the absence of goodwill amortization in 2002 was partially offset by the inclusion of MSA Gallet depreciation following its acquisition and regular asset additions.

Cost of products sold and operating expenses include net periodic pension benefit costs and credits. As described in note 7, pension credits, combined with pension costs, resulted in net pension credits of $13.1 million in 2002 and $15.0 million in 2001.

Interest expense in 2002 was $4.8 million compared to $5.3 million in 2001. The decrease relates to reductions in long term debt.

Currency exchange gains of $191,000 were recorded in 2002 compared to a loss of $1.2 million in 2000. The favorable swing was primarily due to the strengthening of the Euro during 2002. The most significant losses from currency valuation changes in 2001 related to the strengthening of the U.S. dollar against the Canadian dollar.

Other income, for which further information is included in note 12, was $2.3 million in 2002 compared to $2.8 million in 2001.

The effective income tax rate, for which further information is included in note 5, was 35.1% in 2002 and 40.7% in 2001. The effective tax rate in 2002 was substantially the same as the U.S. statutory income tax rate due to favorable tax effects associated with the charitable donation of property and adjustments to prior year tax provisions, net of valuation allowances taken on deferred tax assets. The 2001 rate was higher than the U.S. statutory income tax rate due to the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the U.S. and improved earnings in high tax rate countries.

Net income from continuing operations was $31.2 million in 2002, an increase of $5.4 million, or 21%, over 2001 net income from continuing operations of $25.9 million. Continuing operations basic earnings per share of common stock improved to 85 cents in 2002 compared to 72 cents in 2001.

Liquidity and Financial Condition

The main sources of liquidity for the company are cash generated from operations and borrowing capacity. The company’s principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on outstanding indebtedness.

Cash and cash equivalents increased $36.8 million during 2003, compared to an increase of $9.8 million in 2002.

Continuing operations provided cash of $32.5 million in 2003 compared to providing $43.0 million in 2002. Higher net income from continuing operations in 2003 was more than offset by increases in net operating assets. In 2003, increases in receivables used cash of $25.8 million compared to using $3.0 million in 2002. Increases in inventories during 2003 used $3.2 million compared to inventory reductions in 2002 which provided $5.5 million in cash. Trade receivables related to continuing operations were $89.9 million at December 31, 2003. Trade receivables for continuing operations expressed in number of days sales outstanding were 47 days at December 31, 2003, compared to 38 days at December 31, 2002. The increase in trade receivables and days sales outstanding reflect increased government and international receivables. Other receivables were $39.0 million at December 31, 2003 and $35.5 million at December 31, 2002, representing a retained interest in securitized receivables. Inventories of continuing operations were $90.1 million at December 31, 2003 and $76.7 million at December 31, 2002. Inventory measured against sales turned 7.7 times in 2003 and 7.4 times in 2002. Cash flow from continuing operations in 2002 was $22.9 million higher than in 2001. Improved cash flow from continuing operations in 2002 reflects higher operating income and relatively small changes in receivables and inventories.

Cash provided by discontinued operations in 2003 was $1.6 million higher than in 2002. The increase is primarily related to the liquidation of trade receivables. Cash provided by discontinued operations in 2002 was $1.2 million lower than in 2001, mainly due to lower income.

        Investing activities provided cash of $66.7 million in 2003 compared to using $34.1 million in 2002. In 2003, the sale of the Callery Chemical Division and property in Germany provided cash of approximately $63.0 million and $22.9 million, respectively. In 2002, net cash of approximately $14.5 million was used for the acquisition of Gallet. In 2001, cash was used for the acquisition of Surety Manufacturing and Testing, Ltd. Capital expenditures of $19.6 million in 2003, $20.1 million in 2002, and 20.0 million in 2001 were primarily related to purchases of new or replacement tooling and production equipment.

Financing activities used cash of $76.3 million in 2003 compared to using $7.1 million in 2002. The higher use of cash in 2003 includes a special distribution to common shareholders of $53.8 million, representing the after-tax proceeds from the sale of the

Callery Chemical Division and the subsequent liquidation of net assets retained by the company. Dividends paid on common stock during 2003 (the 86th consecutive year of dividend payment) were 26 cents per share. Dividends paid per share in 2002 and 2001 were 22 cents and 18 cents, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The average amount of short term debt outstanding during 2003 and 2002 was $560,000 and $3.1 million, respectively. Credit available at year-end with financial institutions was the U.S. dollar equivalent of $19.8 million, of which $19.6 million was unused.

Long-term debt, including the current portion at December 31, 2003 was $64.8 million, or 17.4% of total capital. For purposes of this calculation, total capital is defined as long-term debt plus the current portion of long-term debt and shareholders’ equity.

Outstanding short and long-term indebtedness at December 31, 2003 and 2002 was as follows:

(In thousands)	2003	2002
Bank lines of credit	$828	$9,096
Industrial development debt	10,750	10,750
Senior notes	52,000	56,000
Other	2,003	2,564

	65,581	78,410
Current portion	(5,666)	(14,060)

	59,915	64,350

Accounts Receivable Securitization

As described in note 9, the company sells eligible trade accounts receivable to Mine Safety Funding Corporation (MSF), an unconsolidated wholly-owned subsidiary. MSF was established in November 1999 to provide the company with an inexpensive and reliable source of financing to replace borrowings under short term lines of credit. Under accounting principles generally accepted in the United States of America, MSF is not consolidated with MSA because legally it is a bankruptcy remote entity. In the event that MSA declared bankruptcy all cash collections on trade receivables owned by MSF would first be used to satisfy MSF’s borrowings before any remaining proceeds could be returned to MSA. This arrangement permits MSF to borrow at advantageous interest rates using its portfolio of trade receivables as security. As a result of the securitization agreement, $15.0 million of accounts receivable and short-term debt has been removed from the company’s December 31, 2003 balance sheet. At December 31, 2002, $29.0 million of accounts receivable and short-term debt were removed from the company’s balance sheet under this arrangement.

Cumulative Translation Adjustments

The year-end position of the U.S. dollar relative to international currencies resulted in translation gains of $14.7 million being credited to the cumulative translation adjustments shareholders’ equity account in 2003, compared to gains of $5.8 million in 2002 and losses of $4.9 million in 2001. Translation gains in 2003 reflect the strengthening of most currencies against the U.S. dollar. The most significant gains related to MSA’s operations in Europe and Australia. Translation gains in 2002 occurred primarily in Europe, partially offset by losses in South America. Translation losses in 2001 occurred primarily in South Africa, Brazil, Chile and most European countries.

Commitments and Contingencies

The company is obligated to make future payments under various contracts, including debt and lease agreements. Significant cash obligations of MSA as of December 31, 2003 were as follows:

(In thousands)	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$64,753	$4,838	$4,561	$8,231	$105	$8,105	$38,913
Operating leases .	27,613	5,262	4,259	3,621	2,739	2,657	9,075
Technology transfer agreement	2,250	1,500	750	—	—	—	—
Take or pay supply contract .	7,000	1,500	1,500	1,500	1,500	1,000	—

Totals	101,616	13,100	11,070	13,352	4,344	11,762	47,988

The company expects to make net contributions of $1.3 million to its pension plans in 2004.

The company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the ordinary conduct of business.

During the third quarter of 2003, the company sold its real property in Berlin, Germany for approximately $25.7 million, resulting in a gain of approximately $13.6 million. At the same time, the company entered into an eight year agreement to lease back the portion of the property that it occupies. Under sale-leaseback accounting, $12.1 million of gain was deferred and is being amortized over the term of the lease.

On September 12, 2003, the company entered into a lease agreement with BASF Corporation pertaining to that portion of the Callery Chemical site that is occupied by MSA’s Evans City, PA manufacturing operations. The initial term of the lease is one year and the company has the option to renew for five successive one year periods.

Various lawsuits and claims arising in the normal course of business are pending against the company. These lawsuits are primarily product liability claims. Pending claims include several multi-party asbestosis or silicosis suits, generally as a result of the presence of safety equipment supplied by MSA and other manufacturers at locations named in the suits. While the amounts claimed may be substantial, the ultimate liability of the company is not determinable because of uncertainties, including the number of defendants in each suit and the jurisdiction.

The company maintains a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. The company reevaluates its exposures on an ongoing basis and makes adjustments to reserves as appropriate. Based on information currently available, management believes that the disposition of matters that are pending will not have a materially adverse effect on the financial position of the company.

The company has retained responsibility for certain environmental costs at the Callery Chemical site in the event that corrective action is required by governmental agencies or regulations. Under the terms of the asset purchase agreement with BASF, MSA’s maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, the company does not believe that its potential exposure under the terms of this agreement will materially affect the results of operations, cash flows, or financial condition.

Financial Instrument Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates, and equity prices. The company is exposed to market risks related to currency exchange rates and interest rates.

Currency Exchange Rate Sensitivity – By the very nature of our global operations, the company’s cash flow and earnings are subject to fluctuations due to exchange rate changes. Because the company operates in a number of locations around the world, currency exchange risk is well diversified. When appropriate, the company may attempt to limit its exposure to changes in currency exchange rates through both operational and financial market actions. These actions may include contracts and other actions designed to reduce existing exposures by essentially creating offsetting currency exposures. At December 31, 2003, contracts for the purpose of hedging cash flows were not significant.

Interest Rate Sensitivity – The company is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments are reported at carrying values which approximate fair values.

As more fully described in note 11, the company has $52.0 million of fixed rate debt which matures at various dates through 2012. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.1 million. However, the company’s sensitivity to interest rate declines and the corresponding increase in the fair value of its debt portfolio would unfavorably affect earnings and cash flows only to the extent that the company elected to repurchase or retire all or a portion of its fixed rate debt portfolio at prices above carrying values.

Related Party Transactions

The company does not have any related party transactions that materially affect the results of operations, cash flow, or financial condition.

Common Stock

At December 31, 2003, there were 36,927,984 shares of common stock outstanding and approximately 7,500 identifiable common stockholders. Common stock price and volume information is included on the American Stock Exchange under the symbol MSA. The quarterly high and low price quotations and cash dividend information for common shares follow. On November 24, 2003, the company made a special distribution of $1.46 per common share, representing the after-tax proceeds received from the sale of the Callery Chemical Division and the subsequent liquidation of net assets retained by the company, to shareholders of record on November 14, 2003.

	2003		2002
Quarter	High	Low	High	Low
First	$12.44	$10.05	$14.40	$11.78
Second	14.99	11.76	16.83	11.67
Third	22.63	14.21	13.58	10.63
Fourth	28.83	17.27	13.08	9.13

Quarter	Dividend Per Share	Record Date	Payment Date
	2003
First	$.06	Feb. 21, 2003	Mar. 10, 2003
Second	.06	May 21, 2003	Jun. 10, 2003
Third	.07	Aug. 15, 2003	Sep. 10, 2003
Fourth	.07	Nov. 17, 2003	Dec. 10, 2003

Total	.26

	2002
First	$.04	Feb. 22, 2002	Mar. 10, 2002
Second	.06	May 17, 2002	Jun. 10, 2002
Third	.06	Aug. 26, 2002	Sep. 10, 2002
Fourth	.06	Nov. 22, 2002	Dec. 10, 2002

Total	.22

The company’s stock transfer agent is Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075.

RESPONSIBILITY STATEMENTS

Responsibility for Financial Statements

The management of Mine Safety Appliances Company prepared the accompanying financial statements and is responsible for their integrity and objectivity. These statements were prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management’s best estimates and judgments. The other information in this annual report is consistent with the financial statements.

The company maintains a system of internal controls, including a program of internal auditing. Management believes that the company’s system of internal controls provides reasonable assurance that assets are safeguarded against losses and that the financial records are reliable for use in preparing financial statements. The concept of reasonable assurance recognizes that the cost of a control should not exceed the expected benefits. Management believes that its internal control system appropriately recognizes this cost/benefit relationship.

Management recognizes its responsibility for fostering a strong ethical climate so that the company’s affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in a broad business ethics policy that addresses, among other things, conduct of business activities within the laws of the United States and other countries in which the company operates and potential conflicts of interest of its associates. Ethics policy violations are thoroughly investigated and may lead to disciplinary action, including termination of employment.

The Audit Committee of the Board of Directors performs an oversight role in the preparation of the financial statements. The Audit Committee is composed of four independent directors. The Audit Committee meets regularly to discuss audit and financial reporting matters with management, the internal auditors, and the independent auditors. The internal auditors and independent auditors have direct access to the Audit Committee to discuss the results of their audits or any other matters.

/s/ DAVID W. BISHOP II

David W. Bishop II Controller Chief Accounting Officer

/s/ DENNIS L. ZEITLER

Dennis L. Zeitler Vice President and Treasurer Chief Financial Officer

/s/ JOHN T. RYAN III

John T. Ryan III Chairman of the Board Chief Executive Officer

Report of Independent Auditors

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in retained earnings and accumulated other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania February 20, 2004

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

Year Ended December 31	2003	2002	2001
Net sales	$696,473	$564,426	$509,736
Other income	1,724	2,271	2,776

	698,197	566,697	512,512

Costs and expenses
Cost of products sold	408,219	331,215	292,940
Selling, general and administrative	170,081	140,924	130,092
Research and development	21,722	20,372	16,740
Depreciation and amortization	23,208	21,525	22,590
Interest	4,564	4,769	5,349
Currency exchange (gains) losses	(3,356)	(191)	1,197

	624,438	518,614	468,908

Income from continuing operations before income taxes	73,759	48,083	43,604
Provision for income taxes	24,835	16,870	17,753

Net income from continuing operations	48,924	31,213	25,851
Net income from discontinued operations	2,685	3,864	5,780
Gain on sale of discontinued operations – after tax	13,658

Net income	$65,267	$35,077	$31,631

Basic earnings per common share:
Continuing operations	$1.33	$.85	$.72
Discontinued operations	.45	.11	.16

Net income	$1.78	$.96	$.88

Diluted earnings per common share:
Continuing operations	$1.31	$.85	$.71
Discontinued operations	.44	.10	.16

Net income	$1.75	$.95	$.87

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts) December 31		2003	2002
Assets
Current Assets	Cash and cash equivalents	$73,244	$36,477
	Trade receivables, less allowance for doubtful accounts of $6,418 and $4,134	89,919	58,648
	Other receivables	38,981	35,456
	Inventories	90,103	76,748
	Deferred tax assets	17,890	20,396
	Prepaid expenses and other current assets	10,794	10,157
	Assets held for sale	2,311	45,062

	Total current assets	323,242	282,944

Property	Land	4,642	5,615
	Buildings	80,044	91,320
	Machinery and equipment	269,739	250,797
	Construction in progress	5,521	5,580

	Total	359,946	353,312
	Less accumulated depreciation	(239,386)	(222,905)

	Net property	120,560	130,407
Other Assets	Prepaid pension cost	121,290	107,338
	Deferred tax assets	23,047	7,800
	Goodwill	44,810	42,963
	Other noncurrent assets	10,936	8,313

	Total	$643,885	$579,765

Liabilities
Current Liabilities	Notes payable and current portion of long-term debt	$5,666	$14,060
	Accounts payable	40,029	30,979
	Employees’ compensation	15,486	16,216
	Insurance and product liability	13,518	8,899
	Taxes on income	4,976	3,748
	Other current liabilities	35,040	25,798

	Total current liabilities	114,715	99,700

Long-Term Debt		59,915	64,350

Other Liabilities	Pensions and other employee benefits	74,808	61,198
	Deferred tax liabilities	70,845	61,402
	Other noncurrent liabilities	15,744	4,053

	Total other liabilities	161,397	126,653

Shareholders’ Equity
	Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding:
	2003—36,927,984 2002—12,207,029)	31,187	28,626
	Stock compensation trust	(19,385)	(21,697)
	Treasury shares, at cost	(137,173)	(134,827)
	Deferred stock compensation	(993)	(801)
	Accumulated other comprehensive income	(6,037)	(20,501)
	Earnings retained in the business	436,690	434,693

	Total shareholders’ equity	307,858	289,062

	Total	$643,885	$579,765

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands) Year Ended December 31	2003	2002	2001
Operating Activities
Net income	$65,267	$35,077	$31,631
Net income from discontinued operations	(2,685)	(3,864)	(5,780)
Gain on the sale of discontinued operations	(13,658)

Net income from continuing operations	48,924	31,213	25,851
Depreciation and amortization	23,208	21,525	22,590
Pensions	(8,845)	(13,125)	(14,962)
Net gain on sale of investments and assets	(2,332)	(35)	(1,764)
Deferred income taxes	4,922	4,765	9,259
Receivables and other receivables	(27,039)	(3,008)	(16,846)
Inventories	(3,162)	5,518	(10,716)
Accounts payable and accrued liabilities	1,253	(3,616)	(2,955)
Other assets and liabilities	(1,864)	(1,775)	4,132
Other—including currency exchange adjustments	(2,554)	1,582	5,561

Cash Flow From Continuing Operations	32,511	43,044	20,150
Cash Flow From Discontinued Operations	8,029	6,412	7,635

Cash Flow From Operating Activities	40,540	49,456	27,785

Investing Activities
Property additions	(19,628)	(20,072)	(19,987)
Property disposals	23,521	649	6,685
Proceeds from sale of discontinued operations	63,042
Acquisitions, net of cash acquired, and other investing	(279)	(14,667)	(6,765)

Cash Flow From Investing Activities	66,656	(34,090)	(20,067)

Financing Activities
Additions to long-term debt	245	677	12
Reductions of long-term debt	(4,902)	(7,089)	(5,259)
Changes in notes payable and short-term debt	(9,146)	5,578	1,150
Cash dividends and special distributions	(63,270)	(7,961)	(6,480)
Company stock purchases	(2,309)	(846)	(3,227)
Company stock sales	3,036	2,508	7,477

Cash Flow From Financing Activities	(76,346)	(7,133)	(6,327)

Effect of exchange rate changes on cash	5,917	1,543	(1,231)

Increase in cash and cash equivalents	36,767	9,776	160
Beginning cash and cash equivalents	36,477	26,701	26,541

Ending cash and cash equivalents	$73,244	$36,477	$26,701

Supplemental cash flow information:
Interest payments	$5,025	$5,890	$6,566
Income tax payments	35,743	18,546	9,765

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME

(In thousands)	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balances January 1, 2001	$382,426	$(20,869)
Net income	31,631		$31,631
Cumulative translation adjustments		(4,934)	(4,934)
Minimum pension liability adjustments (a)		(413)	(413)

Comprehensive income			$26,284

Common dividends	(6,432)
Preferred dividends	(48)

Balances December 31, 2001	407,577	(26,216)
Net income	35,077		$35,077
Cumulative translation adjustments		5,772	5,772
Minimum pension liability adjustments (a)		(57)	(57)

Comprehensive income			$40,792

Common dividends	(7,914)
Preferred dividends	(47)

Balances December 31, 2002	434,693	(20,501)
Net income	65,267		$65,267
Cumulative translation adjustments		14,699	14,699
Minimum pension liability adjustments (a)		(235)	(235)

Comprehensive income			$79,731

Special distribution to common shareholders	(53,799)
Common dividends	(9,425)
Preferred dividends	(46)

Balances December 31, 2003	$436,690	$(6,037)

(a) –	Charges to minimum pension liability adjustments in 2003, 2002 and 2001 are net of tax benefits of $157,000, $38,000 and $275,000, respectively.

Components of accumulated other comprehensive income are as follows:

	(In thousands)
	2003	2002	2001
Cumulative translation adjustments	$(4,894)	$(19,593)	$(25,365)
Minimum pension liability adjustments	(1,143)	(908)	(851)

Accumulated other comprehensive income	$(6,037)	$(20,501)	$(26,216)

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation – The consolidated financial statements include the accounts of the company and all subsidiaries except Mine Safety Funding Corporation. Intercompany accounts and transactions are eliminated. To facilitate timely reporting, several international subsidiaries have November 30th fiscal year ends. Certain prior year amounts have been reclassified to conform with the current year presentation.

Currency Translation – The functional currency of all significant foreign subsidiaries is the local currency. Assets and liabilities of these subsidiaries are translated at year-end exchange rates. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments for these companies are reported as a component of shareholders’ equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the period.

Cash Equivalents – Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories – Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation – Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

Goodwill and Other Intangible Assets – Effective January 1, 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests that must be performed at least annually. For years ending prior to 2002, goodwill was amortized on a straight line basis over periods not exceeding 35 years. Other intangible assets are amortized on a straight-line basis over their useful lives.

Revenue Recognition – Revenue from the sale of products is recognized when title, ownership, and risk of loss pass to the customer.

Shipping and Handling – Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Research and Development – Research and development costs are expensed as incurred.

Income Taxes – Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credits for foreign taxes already paid are expected to generally offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are recorded.

Stock-Based Compensation Plans – The company applies the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost is recognized for stock option grants. Compensation cost for restricted stock awards is measured at the market value of the shares when awarded. Unearned stock compensation is reported in shareholders’ equity and is charged to income over the restriction period.

If the company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by FAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, net income and earnings per share would have been reduced to the pro forma amounts shown below:

	(In thousands)
	2003	2002	2001
Net income as reported	$65,267	$35,077	$31,631
Fair value of stock options granted, net of tax	(1,374)	(1,717)	(1,519)

Pro forma net income	63,893	33,360	30,112

Basic earnings per share:
As reported	$1.78	$.96	$.88
Pro forma	1.74	.91	.84
Diluted earnings per share:
As reported	$1.75	$.95	$.87
Pro forma	1.71	.90	.83

The fair value of the options granted was estimated at the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2003, 2002, and 2001, respectively; risk-free interest rate of 4.0%, 5.3%, and 5.2%; dividend yield of 2.1%, 2.0%, and 2.1%; expected option life of 9.9 years, 9.9 years, and 9.9 years; and expected volatility factor of 23%, 23%, and 23%.

Derivative Instruments – The company uses derivative instruments to dampen the effects of changes in currency exchange rates and to achieve a targeted mix of fixed and floating interest rates on outstanding debt. The company does not enter into derivative transactions for speculative purposes and does not hold derivative instruments for trading purposes. Derivative instruments, including interest rate swaps and forward exchange contracts, are not accounted for as hedges and are marked-to-market each period. The realized and unrealized gains or losses on these instruments are recognized in income in the current period. MSA estimates the fair value of all derivatives based on quoted market prices or pricing models, and records all derivatives on the balance sheet at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Subsequent Event

On January 28, 2004, the company paid a 3-for-1 stock split of the common stock to shareholders of record on January 16, 2004. Share and per share information in this report has been adjusted to reflect the split.

Note 3 – Capital Stock

•	Common stock, no par value - 180,000,000 shares authorized

•	Second cumulative preferred voting stock, $10 par value - 1,000,000 shares authorized; none issued

•	4 1/2% cumulative preferred nonvoting stock, $50 par value - 100,000 shares authorized; 71,373 shares issued and 51,554 shares ($1,690,000) held in treasury (1,241 shares, $61,000, purchased for treasury in 2003; no activity in 2002; 600 shares, $21,000, purchased for treasury in 2001)

Common stock activity is summarized as follows:

	Shares			Dollars (In thousands)
	Shares Issued	Stock Compensation Trust	Shares in Treasury	Shares Issued	Stock Compensation Trust	Treasury Cost
Balances January 1, 2001	20,335,797	(1,639,320)	(6,868,854)	$18,841	$(25,683)	$(129,066)
Restricted stock awards		860		12	13
Restricted stock awards forfeited			(3,900)			(80)
Stock options exercised	147,254	223,087		4,226	3,491
Tax benefit related to stock plans				2,307
Treasury shares purchased			(94,197)			(3,206)

Balances December 31, 2001	20,483,051	(1,415,373)	(6,966,951)	25,386	(22,179)	(132,352)
Restricted stock awards	23,198			915
Stock options exercised	73,860	30,744		1,786	482
Tax benefit related to stock plans				539
Treasury shares purchased			(21,500)			(846)

Balances December 31, 2002	20,580,109	(1,384,629)	(6,988,451)	28,626	(21,697)	(133,198)
Restricted stock awards		27,235		517	427
Restricted stock awards forfeited			(1,000)			(37)
Stock options exercised		120,317		1,151	1,885
Tax benefit related to stock plans				893
Treasury shares purchased			(44,253)			(2,248)

Balances December 31, 2003	20,580,109	(1,237,077)	(7,033,704)	31,187	(19,385)	(135,483)
3-for-1 stock split (January 2004)	41,160,218	(2,474,154)	(14,067,408)

Adjusted balances December 31, 2003	61,740,327	(3,711,231)	(21,101,112)	31,187	(19,385)	(135,483)

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

The company has a Shareholder Rights Plan under which each outstanding share of common stock is granted one-ninth of a preferred share purchase right. The rights are exercisable for a fraction of a share of preferred stock, only if a person or group acquires or commences a tender offer for 15% or more of the company’s common stock. In the event a person or group acquires 15% or more of the outstanding common stock, each right not owned by that person or group will entitle the holder to purchase that number of shares of common stock having a value equal to twice the $225 exercise price. The Board of Directors may redeem the rights for $.01 per right at any time until ten days after the announcement that a 15% position has been acquired. The rights expire on February 21, 2007.

Note 4 – Segment Information

The company is organized into three geographic operating segments: North America, Europe, and International. The company is engaged in the manufacture and sale of safety equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras, and monitoring instruments.

Reportable segment information is presented in the following table:

(In thousands)	North America	Europe	International	Reconciling Items		Consolidated Totals
2003
Sales to external customers	$452,567	$146,162	$97,744	$		$696,473
Intercompany sales	24,215	49,499	3,061		(76,775)
Net income from continuing operations	38,666	2,795	6,349		1,114	48,924
Net income from discontinued operations	2,685					2,685
Gain on sale of discontinued operations	13,658					13,658
Total assets continuing operations	419,472	190,179	68,611		(36,688)	641,574
Assets held for sale	2,311					2,311
Interest income	576	115	278		102	1,071
Interest expense	4,357	123	84			4,564
Noncash items:
Depreciation and amortization	17,071	4,972	1,144		21	23,208
Pension income (expense)	14,999	(3,847)	(307)			10,845
Equity in earnings of affiliates			(5)			(5)
Income tax provision	18,632	2,069	2,985		1,149	24,835
Investments in affiliates	366		153			519
Property additions	13,221	3,976	2,423		8	19,628
Fixed assets	93,296	19,918	7,319		27	120,560
2002
Sales to external customers	369,728	122,377	72,206		115	564,426
Intercompany sales	21,472	35,733	3,116		(60,321)
Net income from continuing operations	25,933	2,519	2,372		389	31,213
Net income from discontinued operations	3,864					3,864
Total assets continuing operations	363,999	145,663	50,364		(25,323)	534,703
Assets held for sale	45,062					45,062
Interest income	424	142	281		106	953
Interest expense	4,501	67	201			4,769
Noncash items:
Depreciation and amortization	16,012	4,446	1,047		20	21,525
Pension income (expense)	16,360	(3,123)	(112)			13,125
Equity in earnings of affiliates			23			23
Income tax provision	13,884	1,056	1,647		283	16,870
Investments in affiliates	1,374		158			1,532
Property additions	15,538	3,698	831		5	20,072
Fixed assets	100,213	25,329	4,824		41	130,407
2001
Sales to external customers	343,646	94,187	71,735		168	509,736
Intercompany sales	20,074	21,668	2,124		(43,866)
Net income from continuing operations	22,575	130	3,619		(473)	25,851
Net income from discontinued operations	5,780					5,780
Total assets	399,912	96,372	48,816		(24,402)	520,698
Interest income	513	146	408		116	1,183
Interest expense	4,844	156	349			5,349
Noncash items:
Depreciation and amortization	17,714	3,680	1,170		26	22,590
Pension income (expense)	17,885	(2,783)	(140)			14,962
Equity in earnings of affiliates			40			40
Income tax provision	15,094	900	1,732		27	17,753
Investments in affiliates	1,374		135			1,509
Property additions	13,407	4,916	1,621		43	19,987
Fixed assets	132,213	18,118	6,033		49	156,413

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Sales are attributed to segments and countries based on the location of the selling company. Sales to external customers in Germany were $57,973,000 in 2003, $50,925,000 in 2002, and $46,865,000 in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Income Taxes

The U.S. and non-U.S. components of income before income taxes and provisions for income taxes are summarized as follows:

	(In thousands)
	2003	2002	2001
Income From Continuing Operations Before Income Taxes
U.S. income	$64,289	$47,850	$34,190
Non-U.S. income	15,148	10,190	6,226
Currency translation gains (losses)	28	(317)	(776)
Eliminations	(5,706)	(9,640)	3,964

Income Before Income Taxes	73,759	48,083	43,604

Provision For Income Taxes
Current
Federal	9,608	8,115	5,370
State	2,526	610	404
Non-U.S.	7,779	3,380	2,720

Total current provision	19,913	12,105	8,494

Deferred
Federal	5,251	4,101	8,377
State	937	936	1,732
Non-U.S.	(1,266)	(272)	(850)

Total deferred provision	4,922	4,765	9,259

Provision for Income Taxes	24,835	16,870	17,753

The following is a reconciliation of the U.S. Federal income tax rate to the effective tax rate for continuing operations:

	2003	2002	2001
Provision for income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	2.9	3.4
Effects of foreign operations	.7		.2
Foreign tax credits	(.7)		(.5)
Valuation allowance	(1.6)	3.2	2.3
Research and development credit	(1.1)	(.2)	(1.0)
Adjustment of prior years income taxes	(1.1)	(4.4)
Other—net	(.5)	(1.4)	1.3

Provision for income taxes	33.7%	35.1%	40.7%

The components of deferred taxes are as follows:

	(In thousands)
	2003	2002
Deferred tax assets
Postretirement benefits	$5,598	$5,628
Inventory reserves	5,691	4,836
Vacation allowances	1,184	2,560
Net operating losses	7,407	5,023
Foreign tax credit carryforwards (expiring between 2004 and 2008)	1,901	1,975
Liability insurance	3,134	1,363
Basis of capital assets	6,400	5,105
Intangibles	1,409	1,371
Warranties	3,528	1,016
Other	5,272	3,734

Total deferred tax assets	41,524	32,611
Valuation allowance	(587)	(1,975)

Net deferred tax assets	40,937	30,636

Deferred tax liabilities
Depreciation	(20,033)	(26,213)
Pension	(44,752)	(37,296)
Other	(6,060)	(333)

Total deferred tax liabilities	(70,845)	(63,842)

Net deferred taxes	(29,908)	(33,206)

During 2003, the company released $1.2 million of foreign tax credit carry forward valuation allowances based on the implementation of various tax planning strategies and an improved outlook for utilization of these credits in future years.

Net operating loss carryforwards of $6,817,000 have no expiration date and $66,000, $471,000 and $53,000 expire in 2006, 2008 and 2013, respectively.

Undistributed earnings of international companies for which U.S. income taxes have not been provided were $90,927,000 at December 31, 2003.

Note 6 – Stock Plans

The 1998 Management Share Incentive Plan provides for grants of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors’ Stock Option Plan, as amended April 1, 2001, provides for annual grants of stock options and restricted stock awards to eligible directors. As of December 31, 2003, there were 1,684,815 shares and 162,021 shares, respectively, reserved for future grants under these plans.

Restricted stock awards are granted without payment to the company in consideration of services to be performed in the ensuing three years (four years for employee awards prior to 2002). Restricted stock awards of 81,705 shares (fair value of $944,000), 69,594 shares (fair value of $915,000), and 2,580 shares (fair value of $25,000) were granted in 2003, 2002, and 2001, respectively. Restricted stock awards expense charged to operations was $716,000 in 2003, $766,000 in 2002, and $437,000 in 2001.

Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Stock options granted in 2003 are exercisable beginning one year after the grant date. Options granted prior to 2003 were exercisable six months after the grant date.

During November 2003, the company made a special distribution of $1.46 per common share to shareholders of record on November 14, 2003. For options outstanding as of November 12, 2003, the ex-distribution date, option shares and exercise prices were adjusted to reflect the change in intrinsic value that resulted from the special distribution. The adjustments were based on the ratio of the change in the market price of common stock that occurred as a result of the special distribution.

A summary of option activity under the two plans follows:

	Shares	Weighted- Average Exercise Price	Exercisable at Year- end
Outstanding January 1, 2001	1,634,382	$6.69
Granted	733,032	8.46
Exercised	(1,111,023)	6.95
Forfeited	(15,930)	6.26

Outstanding December 31, 2001	1,240,461	7.52	1,240,461
Granted	552,165	13.17
Exercised	(313,812)	7.23

Outstanding December 31, 2002	1,478,814	9.69	1,478,814
Granted	744,630	11.58
Exercised before adjustment	(259,752)	8.16
Adjustment for special distribution	153,057	(.77)
Exercised after adjustment	(101,199)	9.06

Outstanding December 31, 2003	2,015,550	9.88	1,270,920

The following table summarizes information about options outstanding at December 31,2003:

	Range of Exercise Price per Share	Weighted-Average
Shares		Exercise Price	Remaining Life
677,046	$5.88 - $ 7.80	$7.14	6.5
781,203	$9.03 - $10.65	10.60	9.1
557,301	$11.72 - $13.57	12.20	7.8

2,015,550	$5.88 - $13.57	9.88	7.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Pensions and Other Postretirement Benefits

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

A minimum liability is recognized for unfunded defined benefit plans for which the accumulated benefit obligation exceeds accrued pension costs. The amount of the minimum liability in excess of unrecognized prior service cost, net of tax benefit, is recorded as a reduction in shareholders’ equity. Non-contributory plan benefits are generally based on years of service and employees’ compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents.

Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

	(In thousands)
	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Change in Benefit Obligations
Benefit obligations at January 1	$218,010	$193,603	$20,677	$21,835
Service cost	6,802	5,378	423	392
Interest cost	14,036	12,917	1,395	1,404
Employee contributions	159	214
Plan amendments		454		(1,319)
Actuarial losses	10,844	11,666	2,509	487
Benefits paid	(13,178)	(12,242)	(2,131)	(2,122)
Curtailments	(2,143)
Currency translation effects	9,810	6,020

Benefit obligations at December 31	244,340	218,010	22,873	20,677

Change in Plan Assets
Fair value of plan assets at January 1	269,836	314,122
Actual return on plan assets	97,710	(32,599)
Employer contributions	3,822	2,433	231	122
Employee contributions	223	263
Benefits paid	(13,178)	(12,242)	(2,131)	(2,122)
Section 420 transfer to retiree medical plan	(1,900)	(2,000)	1,900	2,000
Reimbursement of German benefits	(2,478)	(719)
Currency translation effects	2,442	578

Fair value of plan assets at December 31	356,477	269,836

Funded Status
Funded status at December 31	112,137	51,826	(22,873)	(20,677)
Unrecognized transition gains	342	(137)
Unrecognized prior service cost	1,323	1,647	(1,910)	(2,138)
Unrecognized net actuarial (gains)/losses	(46,909)	9,846	8,686	6,768

Prepaid (accrued) benefit cost	66,893	63,182	(16,097)	(16,047)

Amounts Recognized in the Balance Sheet
Prepaid benefit cost	121,290	107,338
Accrued benefit liability	(56,785)	(46,226)	(16,097)	(16,047)
Intangible asset	524	557
Minimum pension liability adjustments	1,864	1,513

Prepaid (accrued) benefit cost	66,893	63,182	(16,097)	(16,047)

Accumulated Benefit Obligation for all Defined Benefit Plans	202,856	177,424

(In thousands)	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Benefit Cost (Credit)
Service cost	$6,802	$5,378	$4,645	$423	$392	$502
Interest cost	14,036	12,917	12,393	1,395	1,404	1,488
Expected return on plan assets	(27,785)	(27,332)	(27,202)
Amortization of transition asset	(509)	(592)	(597)
Amortization of prior service cost	310	298	300	(228)	(138)	(108)
Recognized net actuarial (gains) losses	(1,677)	(3,794)	(4,745)	590	552	377
Curtailment (gain) loss	(2,022)		244

Net periodic benefit (credit) cost	(10,845)	(13,125)	(14,962)	2,180	2,210	2,259

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Assumptions used to determine benefit obligations
Discount rate	6.1%	6.4%	6.3%	6.5%
Rate of compensation increase	3.5%	3.5%
Assumptions used to determine net periodic benefit cost
Discount rate	6.3%	6.4%	6.5%	7.0%
Expected return on plan assets	8.5%	8.4%
Rate of compensation increases	3.5%	3.5%

The expected return on assets for the 2003 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on historical returns) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

	Plan Assets at December 31
	2003	2002
Asset Category
Equity securities	79.2%	74.5%
Debt securities	15.3%	20.2%
Real estate	0.3%	0.3%
Cash/other	5.2%	5.0%

Total	100.0%	100.0%

Investment policies are determined by the Plan’s Investment Committee and set forth in the Plan’s Investment Policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the Investment Policy. An aggressive, flexible management of the portfolio is permitted. No target asset allocations are set forth in the Investment Policy.

The company expects to make net contributions of $1.3 million to its pension plans in 2004

For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2003, decreasing by .5% for each successive year to 4% in 2010 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.0 million and $100,000, respectively.

Expense for defined contribution pension plans was $3,360,000 in 2003, $3,049,000 in 2002, and $2,739,000 in 2001.

The U.S. defined benefit pension plan owned 2,533,500 shares (market value $67.1 million) at December 31, 2003 and 3,049,500 shares (market value $32.8 million) at December 31, 2002 of the company’s common stock. The pension plan received dividends and distributions of $4,506,865 and $666,650, respectively, on these shares.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The act incorporates a plan sponsor subsidy based on a percentage of the beneficiary’s annual prescription drug benefits, within certain limits, and provides the retiree with the opportunity to obtain prescription drugs under Medicare. Specific authoritative guidance on the accounting for federal subsidy is pending and that guidance, when issued, could require plan sponsors to change previously reported information. Management is currently evaluating the effect of the act on the company, but does not expect the reductions in postretirement benefit costs to be significant. In accordance with FASB Staff Position FAS 106-1, the company has elected to defer accounting for the effect of the act. Accordingly, the benefit obligation and net periodic benefit cost do not reflect any potential effects of the act.

Note 8 – Earnings per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	(In thousands)
	2003	2002	2001
Net income from continuing operations	$48,924	$31,213	$25,851
Preferred stock dividends	(46)	(47)	(48)

Income available to common shareholders	48,878	31,166	25,803

Basic shares outstanding	36,730	36,512	35,729
Stock options	534	373	508

Diluted shares outstanding	37,264	36,885	36,237

Antidilutive stock options	0	552	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Accounts Receivable Securitization

The company has securitization agreements with Mine Safety Funding Corporation (MSF) under which the company sells MSF, on a continuous basis, an undivided interest in eligible trade accounts receivable generated by the company, while maintaining a subordinated interest in a portion of the receivables. MSF is an unconsolidated wholly-owned, bankruptcy-remote subsidiary of the company. Financial assets, net of retained interests, are removed from the balance sheet when the assets are sold and control is surrendered. The company services the sold receivables for MSF at market rates and, accordingly, no servicing asset or liability has been recorded. MSF and the company have also entered into securitization agreements with financial institutions under which MSF may sell up to $30 million of accounts receivable to a multi-seller asset-backed commercial paper issuer.

At December 31, 2003, accounts receivable of $55.2 million were owned by MSF. The company held a subordinated interest in these receivables of $40.0 million, of which $39.0 million is classified as other receivables. Net proceeds to the company from the securitization arrangement were $15.0 million at December 31, 2003. The company incurred net costs associated with the securitization facility of $1.8 million in 2003, representing the discount loss on the sale of the receivables, partially offset by related servicing income and dividends received from MSF. The net cost includes $473,000 in bad debt expense borne by MSF during 2003.

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

The key economic assumptions used to measure the retained interest at December 31, 2003 were a discount rate of 3.3% and an estimated life of 2.2 months. At December 31, 2003, an adverse change in the discount rate or estimated life of 10% and 20% would reduce the fair value of the retained interest by $32,000 and $64,000, respectively. The effect of hypothetical changes in fair value based on variations in assumptions should be used with caution and generally cannot be extrapolated. Additionally, the effect on the fair value of the retained interest of changing a particular assumption has been calculated without changing other assumptions. In reality, a change in one factor may result in changes in others.

Note 10 – Inventories

	(In thousands)
	2003	2002
Finished products	$34,660	$25,928
Work in process	17,476	14,936
Raw materials and supplies	37,967	35,884

Total inventories	90,103	76,748

Excess of FIFO costs over LIFO costs	39,083	39,431

Inventories stated on the LIFO basis represent 40%, 38%, and 52% of the total inventories at December 31, 2003, 2002, and 2001, respectively.

Reductions in certain inventory quantities during 2002 resulted in liquidations of LIFO inventories carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $387,000 in 2002, and increased net income by $235,000.

Note 11 – Long-Term Debt

	(In thousands)
	2003	2002
U.S.
Industrial development debt issues payable through 2022, 1.3%	$10,750	$10,750
Series B Senior Notes payable through 2006, 7.69%	12,000	16,000
Senior Notes payable through 2012, 8.39%	40,000	40,000
Other	150	200
International
Various notes payable through 2010, 5.06% to 19.0%	1,853	2,364

Total	64,753	69,314
Amounts due within one year	4,838	4,964

Long-term debt	59,915	64,350

Approximate maturities of these obligations over the next five years are $4,838,000 in 2004, $4,561,000 in 2005, $8,231,000 in 2006, $105,000 in 2007, and $8,105,000 in 2008. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt.

Note 12 – Other Income

	(In thousands)
	2003	2002	2001
Interest	$1,071	$953	$1,183
Rent	532	710	739
Dividends	1,048	725	625
Dispositions of assets	(826)	(864)	(136)
Other, net	(101)	747	365

Total	1,724	2,271	2,776

Note 13 – Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Rent expense was $9,120,000 in 2003, $6,879,000 in 2002, and $6,020,000 in 2001. Minimum rental commitments under noncancelable leases are $5,262,000 in 2004, $4,259,000 in 2005, $3,621,000 in 2006, $2,739,000 in 2007, $2,657,000 in 2008, and $9,075,000 after 2008.

Note 14 – Goodwill and Intangible Assets

During 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with indefinite lives are not amortized, but are subject to impairment tests that must be performed at least annually. Transitional impairment tests performed as of January 1, 2002 indicated that no goodwill impairment existed and as a result the company did not recognize a transitional impairment loss. Annual goodwill impairment tests performed during the fourth quarters of 2002 and 2003 also indicated that no goodwill impairment existed and as a result the company has not recognized an impairment loss.

The effects of adopting the non-amortization provisions of FAS 142 on net income from continuing operations and basic earnings per share were as follows:

	(In thousands, except per share amounts)
	2003	2002	2001
Reported net income from continuing operations	$48,924	$31,213	$25,851
Goodwill amortization, net of tax			1,365

Adjusted net income from continuing operations	48,924	31,213	27,216

Basic earnings per share:
Reported net income from continuing operations	$1.33	$.85	$.72
Goodwill amortization, net of tax			.04

Adjusted net income from continuing operations	1.33	.85	.76

Intangible assets include patents and license agreements that will be fully amortized in 2005 and 2008, respectively. These items are included in other noncurrent assets. At December 31, 2003, intangible assets totaled $3,307,000, net of accumulated amortization of $2.9 million. Intangible asset amortization expense is expected to be $702,000 in 2004, $655,000 in 2005, $650,000 in 2006, $650,000 in 2007 and $650,000 in 2008.

Changes in goodwill and intangible assets, net of accumulated amortization during the year ended December 31, 2003 were as follows:

	(In thousands)
	Goodwill	Intangibles
Net balances at January 1, 2003	$42,963	$171
Goodwill acquired	200
Intangibles acquired		3,250
Amortization expense		(114)
Currency translation and other	1,647

Net balances at December 31, 2003	44,810	3,307

At December 31, 2003, goodwill of $34.3 million and $10.5 million related to the North American and European operating segments, respectively.

Note 15 – Short-Term Debt

Short-term bank lines of credit amounted to $20,403,000 of which $19,575,000 was unused at December 31, 2003. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $828,000 and $9,096,000 at December 31, 2003 and 2002, respectively. The average month-end balance of total short-term borrowings during 2003 was $560,000 while the maximum month-end balance of $1,929,000 occurred at March 31, 2003. The average interest rate during 2003 was approximately 9% based upon total short-term interest expense divided by the average month-end balance outstanding, and 3% at year-end.

Note 16 – Acquisitions

        On April 30, 2002, the company acquired CGF Gallet of Lyon, France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition of Gallet complements the company’s strong existing line of fire service products and provides the opportunity to capitalize on opportunities in other areas where Gallet is strong – such as the law enforcement, military, and aviation markets. Gallet’s results of operations have been included in the company’s consolidated financial statements from the acquisition date.

The aggregate purchase price was $16.6 million of cash and includes amounts paid to the previous owners and other direct external costs associated with the acquisition. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair values of the Gallet assets acquired and the liabilities assumed at the date of acquisition:

(In thousands)	April 30 2002
Current assets	$17,427
Property	5,800
Goodwill	7,863

Total assets acquired	31,090

Current Liabilities	11,093
Long term debt	3,016
Other liabilities	349

Total liabilities assumed	14,458

Net assets acquired	16,632

Goodwill related to the Gallet acquisition, which is included in the European operating segment, is not expected to be deductible for tax purposes.

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

The results of operations of Surety are included in the financial statements from the acquisition date.

The following unaudited pro forma summary presents the company’s consolidated results as if the acquisitions had occurred at the beginning of 2001. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations for the combined companies.

	(In thousands, except earnings per share)
	2003	2002	2001
Net sales	$696,473	$578,252	$535,317
Net income from continuing operations	48,924	32,189	26,559
Basic earnings per share	1.33	.88	.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Discontinued Operations

On September 12, 2003, the company sold certain assets of the Callery Chemical Division to BASF Corporation for $64.6 million. The operating results of the Callery Chemical Division and the gain on the sale of the division, as summarized below, have been classified as discontinued operations for all periods presented. Net income from discontinued operations for 2002 includes $42,000 of expenses directly related to the sale of the division.

	(In thousands)
	2003	2002	2001
Net sales	$21,345	$29,473	$33,120
Income before income taxes	4,210	6,147	9,282
Provision for income taxes	1,525	2,283	3,502

Net income from discontinued operations	2,685	3,864	5,780
Gain on sale of discontinued operations	$22,390
Provision for income taxes	8,732

Gain on sale of discontinued operations – after tax	13,658

At December 31, 2003 and 2002, discontinued operations net assets classified as held for sale consisted of the following:

	(In thousands)
	2003	2002
Accounts receivable and other current assets	$2,311	$7,983
Inventory		7,705
Property, net		29,374

Net assets held for sale	2,311	45,062

Note 18 – Contingencies

Various lawsuits and claims arising in the normal course of business are pending against the company. These lawsuits are primarily product liability claims. Pending claims include several multi-party asbestosis or silicosis suits, generally as a result of the presence of safety equipment supplied by MSA and other manufacturers at locations named in the suits. While the amounts claimed may be substantial, the ultimate liability of the company is not determinable because of uncertainties, including the number of defendants in each suit and the jurisdiction.

The company maintains a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. The company reevaluates its exposures on an ongoing basis and makes adjustments to reserves as appropriate. Based on information currently available, management believes that the disposition of matters that are pending will not have a materially adverse effect on the financial position of the company.

The company has retained responsibility for certain environmental costs at the Callery Chemical site in the event that corrective action is required by governmental regulations. Under the terms of the asset purchase agreement with BASF, MSA’s maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, the company does not believe that its potential exposure under the terms of this agreement will materially affect the results of operations, cash flows, or financial condition.

Note 19 – Quarterly Financial Information (Unaudited)

	2003					2002
(In thousands, except earnings per share)	Quarters					Quarters
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Net sales	$160,391	$175,939	$171,927	$188,216	$696,473	$128,058	$141,862	$143,398	$151,108	$564,426
Gross profit	66,538	72,652	69,918	79,146	288,254	55,638	57,090	57,910	62,573	233,211
Net income from continuing operations	10,499	12,192	10,984	15,249	48,924	7,724	7,897	5,323	10,269	31,213
Net income from discontinued operations.	1,514	1,273	(102)		2,685	260	1,587	470	1,547	3,864
Gain on sale of discontinued operations – after tax			13,658		13,658

Net income	12,013	13,465	24,540	15,249	65,267	7,984	9,484	5,793	11,816	35,077
Basic earnings per share:
Continuing operations	.29	.33	.30	.41	1.33	.21	.21	.15	.28	.85
Discontinued operations	.04	.04	.37		.45	.01	.04	.01	.05	.11

Total	.33	.37	.67	.41	1.78	.22	.25	.16	.33	.96
Diluted earnings per share:
Continuing operations	.29	.33	.29	.40	1.31	.21	.21	.15	.28	.85
Discontinued operations	.04	.04	.36		.44	.01	.03	.01	.05	.10

Total	.33	.37	.65	.40	1.75	.22	.24	.16	.33	.95

SUMMARY OF SELECTED FINANCIAL DATA

(In thousands, except as noted)	2003	2002	2001	2000	1999
Summary of Operations

Net sales	$696,473	$564,426	$509,736	$468,307	$462,166

Other income	1,724	2,271	2,776	2,444	3,619

Cost of products sold	408,219	331,215	292,940	277,972	282,687

Selling, general and administrative	170,081	140,924	130,092	124,840	131,281

Research and development	21,722	20,372	16,740	15,988	15,235

Depreciation and amortization	23,208	21,525	22,590	20,936	20,550

Interest expense	4,564	4,769	5,349	4,040	3,916

Currency exchange (gains) losses	(3,356)	(191)	1,197	(444)	(694)

Provision for income taxes	24,835	16,870	17,753	8,531	3,098

Net income from continuing operations	48,924	31,213	25,851	18,888	9,712

Net income from discontinued operations	2,685	3,864	5,780	4,351	6,614

Gain on sale of discontinued operations - after tax	13,658

Change in reporting period, net of tax					(1,192)

Net Income	65,267	35,077	31,631	23,239	15,134

Basic per common share continuing operations (in dollars)	1.33	.85	.72	.51	.22

Diluted per common share continuing operations (in dollars)	1.31	.85	.71	.51	.22

Dividends paid per common share (in dollars)	.26	.22	.18	.16	.15

Weighted average number of common shares outstanding—basic	36,730	36,512	35,729	36,904	38,917

Year-End Position

Working capital	$206,216	$138,182	$135,186	$114,175	$123,085

Working capital ratio	2.8	2.4	2.6	2.3	2.5

Net property	120,560	130,407	156,413	159,586	163,509

Total assets	643,885	579,765	520,698	489,683	451,741

Long-term debt	59,915	64,350	67,381	71,806	36,550

Common shareholders’ equity	306,867	288,009	252,451	225,382	241,374

Equity per common share (in dollars)	8.31	7.86	6.95	6.35	6.25

Market capitalization	978,715	393,677	485,844	297,169	274,624

Notes:

Cost of products sold and operating expenses include noncash pension income.

a. Noncash pension income, pre-tax	$8,845	$13,125	$14,962	$14,900	$10,175

b. In 1999, the fiscal year end for certain international affiliates was changed from November 30th to December 31st. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.

c. Working capital at December 31, 2003 and 2002 excludes assets held for sale.